                                                                     EXHIBIT 2.2

LATHAM & WATKINS LLP
     Michael S. Lurey (State Bar #048235)
     Robert A. Klyman (State Bar #142723)
     Eric D. Brown (State Bar #211512)
633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007

Counsel for
Debtors and Debtors-in-Possession

                         UNITED STATES BANKRUPTCY COURT

                         SOUTHERN DISTRICT OF CALIFORNIA

In re                                         Chapter 11 Case No.:  03-3470-All
                                                            through 03-3535-All

LEAP WIRELESS INTERNATIONAL, INC., and
CRICKET COMMUNICATIONS, INC., et al.,         (Jointly Administered)

             Debtors.                         Chapter 11

                                              DISCLOSURE STATEMENT
                                              ACCOMPANYING FIFTH AMENDED
                                              JOINT PLAN OF REORGANIZATION
                                              DATED AS OF JULY 30, 2003

Fed. Tax Id. Nos. 33-0811062 and 33-0879924
                                                         HEARING

                                              Date: September 29, 2003
                                              Time: 10:00 a.m.
                                              Place: Courtroom 2

                                              Judge: The Honorable Louise DeCarl
                                                     Adler

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                                TABLE OF CONTENTS

                                                                                                                             PAGE
                                                                                                                             ----
INTRODUCTION.............................................................................................................        ii

OVERVIEW OF THE PLAN.....................................................................................................       vii

         A.       HOLDERS OF CLAIMS AND INTERESTS ENTITLED TO VOTE.......................................................     xxiii

         B.       VOTING PROCEDURES......................................................................................      xxvi

         C.       CONFIRMATION HEARING...................................................................................     xxvii

         D.       IDENTITY OF PERSON TO CONTACT FOR MORE INFORMATION REGARDING THE PLAN..................................     xxvii

         E.       DISCLAIMER.............................................................................................     xxvii

SECTION I. OVERVIEW OF CHAPTER 11........................................................................................         1

SECTION II. DESCRIPTION OF THE DEBTORS' BUSINESS.........................................................................         1

SECTION III. SIGNIFICANT PREPETITION TRANSACTIONS........................................................................         3

         A.       LEAP WIRELESS INTERNATIONAL, INC.......................................................................         3

         B.       CRICKET COMMUNICATIONS, INC............................................................................         8

         C.       OTHERS.................................................................................................        10

SECTION IV. KEY EVENTS LEADING TO THE COMMENCEMENT OF THE CHAPTER 11 CASES...............................................        10

         A.       PRE-PETITION PLAN NEGOTIATIONS.........................................................................        10

SECTION V. THE CHAPTER 11 CASES..........................................................................................        12

         A.       DISCLOSURE STATEMENT AND PLAN CONFIRMATION HEARINGS....................................................        12

         B.       SIGNIFICANT MOTIONS DURING THE CHAPTER 11 CASES........................................................        12

         C.       DEADLINE TO FILE PROOF OF CLAIMS AND INTERESTS.........................................................        14

         D.       ASSUMPTION AND REJECTION OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES...................................        14

         E.       PARTIES IN INTEREST AND PROFESSIONALS..................................................................        16

SECTION VI. THE FUTURE BUSINESS OF REORGANIZED DEBTORS...................................................................        17

         A.       CAPITALIZATION AND STRUCTURE OF REORGANIZED DEBTORS....................................................        17

         B.       CERTAIN INFORMATION REGARDING THE VALUES OF FCC WIRELESS LICENSES......................................        20

         C.       COMPOSITION OF MANAGEMENT AND THE DIRECTORS OF REORGANIZED DEBTORS.....................................        23

         D.       ISSUANCE OF NEW SENIOR NOTES AND NEW LEAP COMMON STOCK.................................................     24

SECTION VII. SUMMARY OF THE PLAN OF REORGANIZATION.......................................................................     25

         A.       INTRODUCTION...........................................................................................     25

         B.       CLASSIFICATION AND TREATMENT OF ADMINISTRATIVE CLAIMS, CLAIMS AND INTERESTS UNDER THE PLAN.............     25

         C.       INDEBTEDNESS OF REORGANIZED LICENSE HOLDING COMPANIES AND REORGANIZED CRICKET..........................     36

         D.       DISTRIBUTIONS UNDER THE PLAN...........................................................................     36

         E.       GENERAL INFORMATION CONCERNING THE PLAN................................................................     42

         F.       ADDITIONAL INFORMATION REGARDING TREATMENT OF CERTAIN CLAIMS...........................................     45

         G.       ALLOCATION OF CONSIDERATION............................................................................     46

         H.       CANCELLATION OF OLD LEAP NOTES; CERTAIN PROVISIONS IN RESPECT OF THE OLD
                  LEAP NOTES, AND THE OLD INDENTURE TRUSTEE..............................................................     47

         I.       CANCELLATION OF OLD LEAP COMMON STOCK AND OTHER OLD SECURITIES.........................................     47

         J.       SOURCES OF CASH TO MAKE PLAN DISTRIBUTIONS.............................................................     48

         K.       CERTAIN CORPORATE GOVERNANCE MATTERS...................................................................     48

         L.       EFFECT OF CONFIRMATION OF THE PLAN.....................................................................     48

         M.       RETENTION OF JURISDICTION..............................................................................     50

         N.       MISCELLANEOUS PROVISIONS...............................................................................     51

SECTION VIII. PROJECTIONS................................................................................................     54

SECTION IX. CONFIRMATION PROCEDURE.......................................................................................     55

         A.       SOLICITATION OF VOTES..................................................................................     55

         B.       THE CONFIRMATION HEARING...............................................................................     59

         C.       CONFIRMATION...........................................................................................     59

SECTION X. CONFIRMATION AND EFFECTIVE DATE CONDITIONS....................................................................     63

         A.       CONDITIONS TO CONFIRMATION.............................................................................     63

         B.       CONDITIONS TO INITIAL DISTRIBUTION DATE................................................................     63

         C.       CONDITIONS TO EFFECTIVE DATE...........................................................................     64

         D.       WAIVER OF CONDITIONS...................................................................................     64

         E.       EFFECT OF FAILURE OF CONDITIONS........................................................................     64

         F.       ORDER DENYING CONFIRMATION.............................................................................     65

SECTION XI. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN....................................................     65

         A.       LIQUIDATION UNDER CHAPTER 7............................................................................     65

         B.       ALTERNATIVE PLANS OF REORGANIZATION....................................................................     66

         C.       POST-CONFIRMATION CONVERSION/DISMISSAL.................................................................     66

         D.       FINAL DECREE...........................................................................................     66

SECTION XII. CERTAIN FEDERAL INCOME TAX CONSIDERATIONS...................................................................     66

SECTION XIII. LIMITATION OF LIABILITY...................................................................................      77

                                  INTRODUCTION

                  Leap Wireless International, Inc. ("Leap"), its indirect wholly owned subsidiary Cricket Communications, Inc. ("Cricket") and their respective 64 subsidiaries and/or affiliates(1) (collectively, the "Debtors") hereby submit this disclosure statement (the "Disclosure Statement") pursuant to
Section 1125 of the Bankruptcy Code, for use in the solicitation of votes on their Fifth Amended Joint Plan of Reorganization (as it may be amended, modified or supplemented, the "Plan"), filed with the United States Bankruptcy Court for the Southern District of California on or about July 30, 2003.

                  On April 13, 2003 (the "Petition Date"), each of the Debtors filed with the Clerk of the United States Bankruptcy Court for the Southern District of California (the "Court") a voluntary petition for relief under chapter 11 of the Bankruptcy Code. The Debtors have also filed with the Court the Plan, which sets forth the manner in which Claims against, and Interests in, the Debtors will be treated. The Plan is attached to the Disclosure Statement as Exhibit A. This Disclosure Statement describes certain aspects of the Plan, the Debtors' businesses, and related matters. UNLESS OTHERWISE DEFINED HEREIN, EACH CAPITALIZED TERM CONTAINED HEREIN HAS THE MEANING ASCRIBED THERETO IN THE PLAN.

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(1) Cricket Communications Holdings, Inc., a Delaware corporation; Backwire.com, Inc., a Delaware corporation; Telephone Entertainment Network, Inc., a Delaware corporation; Chasetel Licensee Corporation, a Delaware corporation; Cricket Licensee (Albany), Inc., a Delaware corporation; Cricket Licensee (Columbus), Inc., a Delaware corporation; Cricket Licensee (Denver), Inc., a Delaware corporation; Cricket Licensee (Lakeland), Inc., a Delaware corporation; Cricket Licensee (Macon), Inc., a Delaware corporation; Cricket Licensee (North Carolina), Inc., a Delaware Corporation; Cricket Licensee (Pittsburgh), Inc., a Delaware corporation; Cricket Licensee (Reauction), Inc., a Delaware corporation; Cricket Licensee I, Inc., a Delaware corporation; Cricket Licensee II, Inc., a Delaware corporation; Cricket Licensee III, Inc., a Delaware corporation; Cricket Licensee IV, Inc., a Delaware corporation; Cricket Licensee V, Inc., a Delaware corporation; Cricket Licensee VI, Inc., a Delaware corporation; Cricket Licensee VII, Inc., a Delaware corporation; Cricket Licensee VIII, Inc., a Delaware corporation; Cricket Licensee IX, Inc., a Delaware corporation; Cricket Licensee X, Inc., a Delaware corporation; Cricket Licensee XI, Inc., a Delaware corporation; Cricket Licensee XII, Inc., a Delaware corporation; Cricket Licensee XIII, Inc., a Delaware corporation; Cricket Licensee XIV, Inc., a Delaware corporation; Cricket Licensee XV, Inc., a Delaware corporation; Cricket Licensee XVI, Inc., a Delaware corporation; Cricket Licensee XVII, Inc., a Delaware corporation; Cricket Licensee XVIII, Inc., a Delaware corporation; Cricket Licensee XIX, Inc., a Delaware corporation; Cricket Licensee XX, Inc., a Delaware corporation; Cricket Holdings Dayton, Inc., a Delaware corporation; MCG PCS Licensee Corporation, Inc., a Delaware corporation; Chasetel Real Estate Company, Inc., a Tennessee corporation; Cricket Alabama Property Company, a Delaware corporation; Cricket Arizona Property Company, a Delaware corporation; Cricket Arkansas Property Company, a Delaware corporation; Cricket California Property Company, a Delaware corporation; Cricket Colorado Property Company, a Delaware corporation; Cricket Florida Property Company, a Delaware corporation; Cricket Georgia Property Company, inc., a Delaware corporation; Cricket Idaho Property Company, a Delaware corporation; Cricket Illinois Property Company, a Delaware corporation; Cricket Indiana Property Company, a Delaware corporation; Cricket Kansas Property Company, a Delaware corporation; Cricket Kentucky Property Company, a Delaware corporation; Cricket Michigan Property Company, a Delaware corporation; Cricket Minnesota Property Company, a Delaware corporation; Cricket Mississippi Property Company, a Delaware corporation; Cricket Nebraska Property Company, a Delaware corporation; Cricket Nevada Property Company, a Delaware corporation; Cricket New Mexico Property Company, a Delaware corporation; Cricket New York Property Company, Inc., a Delaware corporation; Cricket North Carolina Property Company, a Delaware corporation; Cricket Ohio Property Company, a Delaware corporation; Cricket Oklahoma Property Company, a Delaware corporation; Cricket Oregon Property Company, a Delaware corporation; Cricket Pennsylvania Property Company, a Delaware corporation; Cricket Texas Property Company, a Delaware corporation; Cricket Utah Property Company, a Delaware corporation; Cricket Washington Property Company, a Delaware corporation; Cricket Wisconsin Property Company, a Delaware corporation; Leap PCS Mexico, Inc., a California corporation.

                  The Plan represents a global settlement of all Intercompany Claims and Litigation Claims between the Debtors and their Estates, the current and former Holders of Old Vendor Debt (in their capacity as such Holders), the current and former administrative agents under the Vendor Debt Facilities (in their capacity as such agents), and Holders of Leap General Unsecured Claims (in their capacity as such Holders), and is the product of months of investigation and negotiations among the foregoing parties (and the Leap Informal Noteholder Committee prior to the appointment of the Leap Official Committee of Unsecured Creditors). As a result of the foregoing settlement, the Debtors have been able to file the Plan - which provides for the preservation of the Debtors as viable going-concern businesses - and expect to confirm the Chapter 11 Cases on an expedited timetable. Without the settlement memorialized in the Plan, the Chapter 11 Cases could deteriorate into free-fall chapter 11 cases and Holders of Allowed Claims and Interests would receive distributions (if any) only after the conclusion of lengthy and expensive complex litigation. Those distributions, moreover, would be reduced substantially due to the likely deterioration of the value of the Debtors during prolonged Chapter 11 Cases and the millions of dollars in legal and expert fees which would be incurred to litigate the Intercompany Claims and Litigation Claims.

                  THE OFFICIAL COMMITTEE HAS INFORMED THE DEBTORS THAT A SUBSTANTIAL DELAY IN CONFIRMING THE PLAN COULD JEOPARDIZE THE CAREFULLY CRAFTED GLOBAL SETTLEMENT DESCRIBED ABOVE. IN ADDITION, THE DEBTORS BELIEVE THAT THE BANKRUPTCY FILINGS HAVE ADVERSELY AFFECTED THE DEBTORS' BUSINESS. FOR EXAMPLE, AS OF JUNE 30, 2003, CRICKET HAD 1,459,707 SUBSCRIBERS, DOWN 53,770 SUBSCRIBERS FROM MARCH 31, 2003. THE DEBTORS ALSO BELIEVE THAT PROLONGED BANKRUPTCY PROCEEDINGS WILL REDUCE THE RECOVERY AVAILABLE TO CREDITORS AND WILL CONTINUE TO ADVERSELY AFFECT THE CRICKET BUSINESS. SEE THE DISCUSSION UNDER THE HEADING "STATEMENT REGARDING FINANCIAL PERFORMANCE OF CRICKET FOR SECOND QUARTER 2003." SEE ALSO THE DEBTORS' PROJECTIONS FOR REORGANIZED LEAP ATTACHED HERETO AS EXHIBIT G. ACCORDINGLY, TO EXPEDITE THE DEBTORS' EMERGENCE FROM BANKRUPTCY, THE DEBTORS URGE HOLDERS OF CLAIMS AND INTERESTS TO READ THE DISCLOSURE STATEMENT AND TO VOTE IN FAVOR OF THE PLAN.

                  In sum, the Plan provides for a reorganization of the Debtors under Reorganized Leap. Specifically, the means of executing and implementing the Plan are as follows:

                  On the Effective Date, (i) the Old License Holding Company Common Stock will be cancelled and each Reorganized License Holding Company will issue to Reorganized Leap 100% of the issued and outstanding shares of New License Holding Company Common Stock, (ii) the Old Other Subsidiary Common Stock will be cancelled and each Reorganized Other Subsidiary will issue to Reorganized Leap 100% of the issued and outstanding shares of New Other Subsidiary Common Stock, and (iii) the Old Property Holding Company Common Stock will be cancelled and each Reorganized Property Holding Company will issue to Reorganized Cricket 100% of the issued and outstanding shares of New Property Holding Company Common Stock.

                  Also on the Effective Date, (i) the Old Leap Common Stock will be cancelled, (ii) Reorganized Leap will issue and contribute 96.5% of the issued and outstanding shares of New Leap Common Stock to CCH, (iii) Reorganized Leap will contribute all of the New License Holding Company Common Stock to CCH, and (iv) CCH will contribute all of such New Leap Common Stock and New License Company Common Stock to Reorganized Cricket. Following such contributions, on the Effective Date, CCH will be merged with and into Reorganized Cricket in a "tax-free" reorganization in compliance with Section 368(a)(1)(G) of the Internal Revenue Code, pursuant to which the Old CCH Common Stock will be converted into 100% of the issued and outstanding shares of New Cricket Common Stock. As a result, Reorganized Leap will own 100% of the issued and outstanding shares of Reorganized Cricket and each of the Reorganized Other Subsidiaries, and Reorganized Cricket will own 100% of the issued and outstanding shares of each of the Reorganized License Holding Companies, 100% of the issued and outstanding shares of each of the Reorganized Property Holding Companies and, temporarily until the distribution thereof to the Holders of Old Vendor Debt Claims, 96.5% of the New Leap Common Stock.

                  On the Effective Date, or as soon thereafter as practicable, the Holders of Old Vendor Debt Claims will receive from Cricket, on a Pro Rata basis, 96.5% of the issued and outstanding shares of New Leap Common Stock and New Senior Notes aggregating $350 million in principal amount.

                  On the Initial Distribution Date, and notwithstanding the occurrence of the Effective Date: (a) Holders of Allowed Leap General Unsecured Claims, including the Holders of Old Leap Notes, will receive, on a Pro Rata basis, beneficial interests in the Leap Creditor Trust; (b) the Leap Creditor Trust will receive the Leap General Unsecured Claim Cash Distribution (approximately $80.0 million, minus a reserve in the approximate amount of $5 million for Administrative Claims against Leap, the actual amount of which may vary materially; the amount initially withheld in reserve for Administrative Claims and Priority Claims will be subject to negotiation between the Debtors and the Official Committee); and (c) Holders of Allowed 12 1/2% Senior Secured Claims will receive, on a Pro Rata basis, the 12 1/2% Senior Secured Claim Distribution (approximately $200,000).

                  In addition, on the later of the Effective Date and the Initial Distribution Date, Reorganized Leap will issue and transfer to the Leap Creditor Trust: (a) 3.5% of the issued and outstanding shares of New Leap Common Stock as of the Effective Date for Distribution to the Leap General Unsecured Creditors and (b) the Leap Creditor Trust Assets (comprised of other assets that have a value estimated to be approximately $30.0 million-$50.0 million)(2) for subsequent sale and Distribution of the proceeds to the Leap General Unsecured Creditors. The "Leap Creditor Trust Assets" to be transferred to the trust are the following assets:

                  (i) the PCS licenses in the Bemidji, Minnesota (10 MHz); Brainerd, Minnesota (10 MHz); Escanaba, Michigan (10
                           MHz); Pueblo, Colorado (10 MHz); and Salem, Oregon (10 MHz) Basic Trading Areas ("BTAs") and any cause(s) of action resulting from the proposed sale thereof pursuant to a previously executed agreement;

                  (ii)     Leap's stake in the Idaho joint venture with NTCH;

                  (iii) any Leap cause(s) of action listed in Leap's Schedules, including the cause of action related to the Endesa note receivable, together with any Leap causes of action that are not otherwise released under the Plan and that do not have, or could reasonably be expected to have, a material adverse effect on the Debtors or the Reorganized Debtors or their respective businesses or prospects, as reasonably determined by the Debtors or the Reorganized Debtors, with the prior approval Informal Vendor Debt Committee (if such committee has not disbanded) in accordance with the Plan;

                  (iv) any cause of action that is part of the Leap Estate arising from Bankruptcy Code sections 542, 543, 544, 545, 547, 548, 549 or 550, that is not otherwise released under the Plan and that is not against a potential defendant that is a vendor, customer or other party with whom the Debtors or the Reorganized Debtors have, or reasonably expect to have, a material business relationship, as reasonably determined by the Debtors or the Reorganized Debtors, with the prior approval of the Informal Vendor Debt Committee (if such committee has not disbanded) in accordance with the Plan;

                  (v) any and all Tax Refunds that are to be delivered to the Leap Creditor Trust in accordance with the Plan;

-----------------

(2) This range has been estimated by the Debtors based on prior testimony in the Chapter 11 Cases that these assets had an aggregate value of approximately $30 million, which the Debtors then increased to reflect what the Debtors believe is an appropriate range of values for these assets including the Endesa note receivable.

                  (vi) Cash in an amount equal to the Leap Deposits (estimated to be approximately $2.5 million, but if all such deposits are assumed by the Reorganized Debtors and corresponding amounts are paid by Cricket, the maximum amount would be approximately $3.3 million); and

                  (vii) the PCS licenses in the Bozeman, Montana (20 MHz); Casper, Wyoming (15 MHz); Lewiston, Idaho (15 MHz); and Redding, California (15 MHz) BTAs and any cause(s) of action resulting from the proposed sale thereof pursuant to a previously executed agreement.

IN ACCORDANCE WITH THE NEGOTIATED SETTLEMENT BETWEEN THE LEAP INFORMAL NOTEHOLDER COMMITTEE AND THE INFORMAL VENDOR DEBT COMMITTEE LEADING TO THE PLAN, ALL OTHER ASSETS OF LEAP THAT ARE NOT SPECIFICALLY LISTED ABOVE AND DEFINED AS LEAP CREDITOR TRUST ASSETS IN THE PLAN WILL NOT BE TRANSFERRED TO THE LEAP CREDITOR TRUST AND WILL REMAIN WITH REORGANIZED LEAP, INCLUDING FOR EXAMPLE ONLY, OFFICE FURNITURE, FIXTURES, EQUIPMENT AND SUPPLIES; LEAP INTELLECTUAL PROPERTY, INCLUDING THE "LEAP" TRADEMARK; RETIREMENT PLAN ASSETS; AND AN INTER-COMPANY PAYABLE FROM CRICKET WHICH IS BEING RELEASED UNDER THE PLAN.

                  Following the Effective Date, after the satisfaction of all Allowed Administrative Claims and Allowed Priority Claims against Leap and the resolution of all Disputed Administrative Claims and Disputed Priority Claims against Leap, any remaining Cash held in reserve by Leap will be distributed to the Leap Creditor Trust. Notwithstanding anything set forth herein, if any Leap Creditor Trust Assets are converted to Cash on or after the Initial Distribution Date but prior to the Effective Date, the Cash proceeds shall be transferred to the Leap Creditor Trust as soon as practicable upon such monetization, notwithstanding the fact that the Effective Date has not occurred.

                  Holders of Old Leap Common Stock will receive nothing on account of their Interests.

                  FOR AN ILLUSTRATION THAT DEPICTS THE GENERAL CORPORATE STRUCTURE OF THE DEBTORS BEFORE AND AFTER THE REORGANIZATION UNDER THE PLAN AND THAT SUMMARIZES THE DISTRIBUTIONS UNDER THE PLAN TO LEAP'S GENERAL UNSECURED CREDITORS AND THE HOLDERS OF OLD VENDOR DEBT CLAIMS, PLEASE SEE THE CHARTS ATTACHED HERETO AS EXHIBIT O.

                  The Holders of Old Vendor Debt hold valid, perfected and duly enforceable security interests in all of the stock and assets of the License Holding Companies, the assets of CCH, the stock and assets of Cricket and the stock and assets of the Property Holding Companies. The only assets available to Holders of Old Leap Notes under the Plan are the Leap General Unsecured Claim Cash Distribution and those assets that will be transferred to the Leap Creditor Trust for the benefit of such Holders pursuant to the Plan. There are no material assets available for any Holders of Unsecured Claims against Cricket, the License Holding Companies, the Property Holding Companies or the Other Subsidiaries under the Plan (and in a chapter 7 liquidation such holders would receive nothing). As a result, 96.5% of the New Leap Common Stock will be distributed for the benefit of the Holders of Old Vendor Debt. All New Cricket Common Stock and New Other Subsidiary Common Stock will be held directly by Reorganized Leap for the benefit of the Holders of New Leap Common Stock. Reorganized Cricket will hold directly all New License Holding Company Common Stock and New Property Holding Company Common Stock. The issuance of all of the aforementioned stock does not reflect any so-called "new value" plan or substantive consolidation of the Debtors; instead, such issuance reflects the economic realities of these Chapter 11 Cases. In other words, if the Holders of Old Vendor Debt foreclosed on their collateral, such Holders would own the Old License Holding Company Common Stock (and the assets of the License Holding Companies, subject to the FCC Claim), the Old Cricket Common Stock (and the assets of Cricket) and the Old Property Holding Company Common Stock (and the assets of the Property Holding Companies). Moreover, the Intercompany Releases provided on account of Intercompany Claims do not take any value away from any Holder of a Claim against or Interest in Cricket, the License Holding Companies or the Property Holding Companies because any such Intercompany Claims are pledged to the Holders of Old Vendor Debt and any recovery thereon would inure solely to the benefit of such Holders.

                  THE PLAN IS THE PRODUCT OF NEGOTIATIONS AMONG THE DEBTORS, THE INFORMAL VENDOR DEBT COMMITTEE, THE INFORMAL NOTEHOLDER COMMITTEE (PRIOR TO THE APPOINTMENT OF THE OFFICIAL COMMITTEE) AND THE OFFICIAL COMMITTEE. THE DEBTORS BELIEVE THE PLAN REPRESENTS THE BEST POSSIBLE RETURN TO HOLDERS OF CLAIMS AND INTERESTS AND URGE SUCH HOLDERS TO VOTE IN FAVOR OF THE PLAN.

                  THE INFORMAL VENDOR DEBT COMMITTEE URGES HOLDERS OF OLD VENDOR DEBT TO READ THE DISCLOSURE STATEMENT AND VOTE IN FAVOR OF THE PLAN.

                  THE OFFICIAL COMMITTEE URGES HOLDERS OF LEAP GENERAL UNSECURED CLAIMS TO READ THE DISCLOSURE STATEMENT AND VOTE IN FAVOR OF THE PLAN.

                                    * * * * *

                  MCG PCS, INC., A CREDITOR OF LEAP AND LEAP'S LARGEST STOCKHOLDER, HAS SUBMITTED A COUNTERPOINT TO THE DEBTORS' DISCLOSURE STATEMENT. MCG RECOMMENDS THAT EVERY CREDITOR WHO HAS A VOTE CAST ITS BALLOT TO REJECT THE PROPOSED PLAN. THE COUNTERPOINT IS ATTACHED AS EXHIBIT 1 TO THIS DISCLOSURE STATEMENT.

                                    * * * * *

                  THE DEBTORS DISAGREE WITH MCG'S COUNTERPOINT. THE DEBTORS' RESPONSE TO MCG'S COUNTERPOINT IS ATTACHED AS EXHIBIT 2 TO THIS DISCLOSURE STATEMENT.

                  ALL HOLDERS OF CLAIMS AND INTERESTS ARE ENCOURAGED TO READ THE PLAN AND THE DISCLOSURE STATEMENT IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. NO MATERIALS, OTHER THAN THE DISCLOSURE STATEMENT AND THE EXHIBITS AND SCHEDULES ATTACHED THERETO OR REFERENCED THEREIN, HAVE BEEN APPROVED BY THE DEBTORS FOR USE IN SOLICITING ACCEPTANCES OR REJECTIONS OF THE PLAN.

                  This Disclosure Statement is submitted pursuant to Section 1125 of the Bankruptcy Code to holders of Interests or Claims against the Debtors in connection with (i) the solicitation of acceptances of the Plan and
(ii) the hearing to consider confirmation of the Plan, scheduled for September 29, 2003 at 10:00 a.m.

                  Attached as Exhibits to this Disclosure Statement are copies of the following:

                  - Counterpoint to Debtors' Disclosure Statement from MCG PCS, Inc. (Exhibit 1);

                  - Response of the Debtors to Counterpoint to Debtors' Disclosure Statement from MCG PCS, Inc. (Exhibit 2);

                  -    The Plan (Exhibit A);

                  - An Order of the Court dated July 31, 2003 (the "Disclosure Statement Order") approving the Disclosure Statement and establishing certain procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan (Exhibit B);

                  - Leap Wireless International, Inc. Organizational Chart (Exhibit C);

                  - Leap Wireless International, Inc. Annual Report on Form 10-K/A for the year ending December 31, 2002 (excluding exhibits) (Exhibit D);

                  - Leap Wireless International, Inc. Quarterly Report on Form 10-Q for the quarter ending March 31, 2003 (excluding exhibits) (Exhibit E);

                  -    Liquidation Analyses (Exhibit F);

                  -    Projections for Reorganized Leap (Exhibit G);

                  -    Leap Budget (Exhibit H);

                  -    Cricket Budget (Exhibit I),

                  - Description of New Leap Common Stock and Related Risk Factors, New Cricket Common Stock, New License Holding Company Common Stock, New Property Holding Company Common Stock and New Other Subsidiary Common Stock (Exhibit J);

                  - Description of New Senior Notes and Related Risk Factors (Exhibit K);

                  -    Schedule of Litigation Claims (Exhibit L);

                  - Valuation of Reorganized Leap from UBS Securities LLC (Exhibit M);

                  - Reconciliation of Total Liabilities Reported in Leap's Petition, Form 10-Q and Schedules (Exhibit N); and

                  - Charts depicting Pre- and Post-Reorganization Corporate Structure of the Debtors (Exhibit O).

                  If you did not receive a copy of the Exhibits to the Disclosure Statement, you may obtain the Exhibits by logging on to the Debtors' website for the Chapter 11 Cases, www.leapreorganization.com, or by contacting the Debtors' counsel (IN WRITING) as follows: Robert A. Klyman, Esq., Latham & Watkins LLP, 633 W. Fifth St., Suite 4000, Los Angeles, California 90071; (213) 891-8763 (facsimile).

                  In addition, a Ballot for the acceptance or rejection of the Plan is enclosed with the Disclosure Statement submitted to the holders of Claims and Interests that the Debtors believe are entitled to vote to accept or reject the Plan. You also may obtain a Ballot by logging on to the Debtors' website, www.leapreorganization.com, or by contacting the Voting Agent, Poorman-Douglas at:

                  If by U.S. Mail:

                           Poorman-Douglas Corporation
                           P.O. Box 4390
                           Portland, Oregon 97208-4390
                           Tel: (800) 517-7475
                           Fax: (503) 350-5890
                           Attn: Leap Wireless International, Inc., Cricket Communications Inc. and Affiliated Entities Claims Agent

                  If by Overnight or Hand Delivery:

                           Poorman-Douglas Corporation
                           10300 SW Allen Boulevard
                           Beaverton, Oregon 97005
                           Tel: (800) 517-7475
                           Fax: (503) 350-5890
                           Attn: Leap Wireless International, Inc., Cricket Communications Inc. and Affiliated Entities Claims Agent

                  On July 31, 2003, after notice and hearings, the Court entered the Disclosure Statement Order approving this Disclosure Statement as containing adequate information of a kind and in sufficient detail to enable hypothetical, reasonable investors typical of Holders of Claims against and Interests in the Debtors to make an informed judgment as to whether to accept or reject the Plan. Approval of the Disclosure Statement does not constitute a determination by the Court as to the fairness or merits of the Plan.

                  The Disclosure Statement Order sets forth in detail the deadlines, procedures and/or instructions for, inter alia, (a) voting to accept or reject the Plan, (b) filing objections to Confirmation of the Plan, (c) the Record Date, and (d) the applicable standards for tabulating votes. In addition, detailed voting instructions accompany each Ballot. Each holder of a Claim or Interest entitled to vote on the Plan should read the Disclosure Statement, the Plan, the Disclosure Statement Order and the instructions accompanying the Ballots in their entirety before voting on the Plan.

                              OVERVIEW OF THE PLAN

                  The following table briefly summarizes the classification and treatment of Claims and Interests under the Plan.(3)

                  The following is a designation of the Classes of Claims and Interests under the Plan. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified and are excluded from the following Classes. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class, and is classified in another Class or Classes to the extent that any remainder of the Claim or Interest qualifies within the description of such other Class or Classes. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest is an Allowed Claim or Allowed Interest in that Class and has not been paid, released or otherwise satisfied before the Effective

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(3) As this table merely provides a summary of the classification and treatment of Claims and Interests under the Plan, reference should be made to the entire Disclosure Statement and the Plan for a complete description of the classification and treatment of Claims and Interests.

Date; a Claim or Interest which is not an Allowed Claim or Allowed Interest is not in any Class. A Disputed Claim or Disputed Interest, to the extent that it subsequently becomes an Allowed Claim or Allowed Interest, shall be included in the Class for which it would have qualified had it not been disputed. Notwithstanding anything to the contrary contained in the Plan, no distribution shall be made on account of any Claim or Interest which is not an Allowed Claim or an Allowed Interest. Unless otherwise specified herein, each Debtor shall assume responsibility for paying, satisfying or otherwise discharging all Allowed Claims against it and shall not be responsible for paying, satisfying or otherwise discharging any Claim against any other Debtor.

CLAIMS AGAINST AND INTERESTS IN LEAP

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
-          Administrative           Paid in full in Cash by Leap on the                 100%
              Claims                Effective Date or as soon as practicable
                                    thereafter (unless the Holder of a
                                    particular Claim and Leap agree to less
                                    favorable treatment), or in accordance with
                                    the terms and conditions of transactions or
                                    agreements relating to obligations incurred
                                    in the ordinary course of business during
                                    the pendency of the Chapter 11 Cases.

-        Priority Tax Claims        Paid in full in Cash by Leap on the                 100%
                                    Effective Date or as soon as practicable
                                    thereafter.

          SECURED CLAIMS:

 1A           GLH Claim             Impaired; on the Effective Date or as soon          100%
                                    as practicable thereafter, GLH shall receive
                                    the GLH Collateral.

 1B        12 1/2% Senior           Unimpaired; on the Initial Distribution Date        100%
           Secured Claim            or as soon as practicable thereafter, each
                                    Holder of an Allowed 12 1/2% Senior Secured
                                    Claim shall receive, on a Pro Rata basis, the
                                    12 1/2% Senior Secured Claim Distribution
                                    (approximately $200,000 remaining in a
                                    pledged account).

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
1C       Old Vendor Debt            Impaired; on the Initial Distribution Date,        30-37%
         Claim                      each Holder of an Allowed Old Vendor Debt
                                    Claim shall receive in full satisfaction,
                                    settlement, release and discharge of and in
                                    exchange for its Claim against Leap and its
                                    Estate, the benefit of the Intercompany
                                    Releases, and on the Effective Date or as
                                    soon as practicable thereafter, on a Pro
                                    Rata basis, the Old Vendor Debt
                                    Distribution.

2A et    Other Secured              Unimpaired if paid in full in Cash or               100%
seq.     Claims                     Reinstated on the Effective Date or as soon
                                    as practicable thereafter; Impaired if
                                    Holder of Allowed Class 2A et seq. Claim
                                    receives alternative treatment. Each Holder
                                    of an Allowed Class 2A et seq. Claim shall,
                                    in the discretion of the Debtor with the
                                    consent of the Informal Vendor Debt
                                    Committee, receive any one or a combination
                                    of any of the following: (i) Cash in an
                                    amount equal to such Allowed Class 2A et
                                    seq. Claim; (ii) deferred Cash payments
                                    totaling at least the Allowed amount of such
                                    Allowed Class 2A et seq. Claim, of a value,
                                    as of the Effective Date, of at least the
                                    value of such Holder's interest in the
                                    Collateral securing the Allowed Class 2A et
                                    seq. Claim; (iii) the Collateral securing
                                    such Holder's Allowed Class 2A et seq.
                                    Claim; (iv) payments or Liens amounting to
                                    the indubitable equivalent of the value of
                                    such Holder's interest in the Collateral
                                    securing the Allowed Class 2A et seq. Claim;
                                    (v) Reinstatement of such Allowed Class 2A
                                    et seq. Claim; or (vi) such other treatment
                                    as the Debtor and such Holder shall have
                                    agreed upon in writing. The Debtor will make
                                    the foregoing election and provide notice of
                                    such election to the applicable Holder of an
                                    Allowed Class 2A et seq. Claim no later than
                                    14 days prior to the Voting Deadline. To the
                                    extent the Debtor elects clause (i), (ii),
                                    (iv), (v) or (vi) above, any liability
                                    associated with such treatment shall be
                                    satisfied with funds from Cricket.

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
          UNSECURED CLAIMS:

3        Priority Claims            Unimpaired; paid in full by Leap on or              100%
                                    before the later of (i) the Effective Date
                                    or as soon as practicable thereafter, (ii)
                                    the date such Claim becomes an Allowed Claim
                                    and (iii) the date that such Claim would be
                                    paid in accordance with the terms and
                                    conditions of any agreements or
                                    understandings relating thereto between Leap
                                    and the Holder of such Claim.

4        General Unsecured          Impaired; each Holder of an Allowed Class 4       13-14% (4)
         Claims                     Claim to receive a Pro Rata distribution of
                                    beneficial interests in the Leap Creditor
                                    Trust.

4A       Subordinated               Impaired; each Holder of an Allowed Class 4A         0%
         General Unsecured          Claim to receive no Cash or property on
         Claims                     account of such Claim.

5        Intercompany               Impaired; each Holder of an Allowed Class 5          0%
         Claims                     Claim to receive the Intercompany Release as
                                    of the Initial Distribution Date.

6        Old Leap Common            Impaired; each Holder of an Allowed Class 6          0%
         Stock and Securities       Interest to receive no Cash or property on
         Claims against Leap        account of such Interest.

7        Old Stock Rights in        Impaired; each Holder of an Allowed Class 7          0%
         Leap and All Claims        Interest to receive no Cash or property on
         Arising Out of Such        account of such Interest.
         Old Stock Rights

----------------------

(4) The lower range of recovery assumes total General Unsecured Claims against Leap of $749 million, including an estimated $17 million of rejection damages for leases and contracts that may be rejected. The amount of rejection damages could vary materially from this estimate. The upper range of recovery assumes total General Unsecured Claims against Leap of $732 million and no rejection damages. See discussion under the subheading "Rejection and Damages" at pp. 16-17.

CLAIMS AGAINST AND INTERESTS IN CCH

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
-        Administrative             Paid in full in Cash by CCH on the Effective        100%
         Claims                     Date or as soon as practicable thereafter
                                    (unless the Holder of a particular Claim and
                                    CCH agree to some other treatment), or in
                                    accordance with the terms and conditions of
                                    transactions or agreements relating to
                                    obligations incurred in the ordinary course
                                    of business during the pendency of the
                                    Chapter 11 Cases.

-        Priority Tax Claims        Paid in full in Cash by CCH on the Effective        100%
                                    Date or as soon as practicable thereafter.

           SECURED CLAIMS:

1A       Old Vendor Debt            Impaired; on the Effective Date or as soon        30-37%
         Claim                      as practicable thereafter, each Holder of an
                                    Allowed Old Vendor Debt Claim shall receive,
                                    on a Pro Rata basis, the Old Vendor Debt
                                    Distribution.

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
2A et      Other Secured            Unimpaired if paid in full in Cash or               100%
seq.       Claims                   Reinstated on the Effective Date or as soon
                                    as practicable thereafter; Impaired if
                                    Holder of Allowed Class 2A et seq. Claim
                                    receives alternative treatment. Each Holder
                                    of an Allowed Class 2A et seq. Claim shall,
                                    in the discretion of the Debtor with the
                                    consent of the Informal Vendor Debt
                                    Committee, receive any one or a combination
                                    of any of the following: (i) Cash in an
                                    amount equal to such Allowed Class 2A et
                                    seq. Claim; (ii) deferred Cash payments
                                    totaling at least the Allowed amount of such
                                    Allowed Class 2A et seq. Claim, of a value,
                                    as of the Effective Date, of at least the
                                    value of such Holder's interest in the
                                    Collateral securing the Allowed Class 2A et
                                    seq. Claim; (iii) the Collateral securing
                                    such Holder's Allowed Class 2A et seq.
                                    Claim; (iv) payments or Liens amounting to
                                    the indubitable equivalent of the value of
                                    such Holder's interest in the Collateral
                                    securing the Allowed Class 2A et seq. Claim;
                                    (v) Reinstatement of such Class 2A et seq.
                                    Claim; or (vi) such other treatment as the
                                    Debtor and such Holder shall have agreed
                                    upon in writing. The Debtor will make the
                                    foregoing election and provide notice of
                                    such election to the applicable Holder of an
                                    Allowed Class 2A et seq. Claim no later than
                                    14 days prior to the Voting Deadline. To the
                                    extent the Debtor elects clause (i), (ii),
                                    (iv), (v) or (vi) above, any liability
                                    associated with such treatment shall be
                                    satisfied with funds from Cricket.

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
         UNSECURED CLAIMS:

3        Priority Claims            Unimpaired; paid in full by CCH on or before        100%
                                    the later of (i) the Effective Date or as
                                    soon as practicable thereafter, (ii) the
                                    date such Claim becomes an Allowed Claim and
                                    (iii) the date that such Claim would be paid
                                    in accordance with the terms and conditions
                                    of any agreements or understandings relating
                                    thereto between CCH and the Holder of such
                                    Claim.

4        General Unsecured          Impaired; each Holder of an Allowed Class 4           0%
         Claims                     Claim shall receive no Cash or property on
                                    account of such Claim.

5        Intercompany               Impaired; each Holder of an Allowed Class 5           0%
         Claims                     Claim to receive the Intercompany Release as
                                    of the Initial Distribution Date.

6        Old CCH Common             Impaired; on the Effective Date, CCH shall            0%
         Stock and Securities       be merged into Cricket.
         Claims against CCH

7        Old Stock Rights in        Impaired; each Holder of an Allowed Class 7           0%
         CCH and All Claims         Interest shall receive no Cash or property
         Arising Out of Such        on account of such Interest.
         Old Stock Rights

CLAIMS AGAINST AND INTERESTS IN CRICKET

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
-        Administrative             Paid in full in Cash by Reorganized Cricket         100%
         Claims                     on the Effective Date or as soon as
                                    practicable thereafter (unless the Holder of
                                    a particular Claim and Cricket agree to some
                                    other treatment), or in accordance with the
                                    terms and conditions of transactions or
                                    agreements relating to obligations incurred
                                    in the ordinary course of business during
                                    the pendency of the Chapter 11 Case.

-        Priority Tax Claims        At the option of Reorganized Cricket either         100%
                                    (i) Reinstated, (ii) paid in full in Cash by
                                    Reorganized Cricket on the Effective Date or
                                    as soon as practicable thereafter, or (iii)
                                    paid over a six-year period from the date of
                                    assessment, as provided in Section
                                    1129(a)(9)(C) of the Bankruptcy Code with
                                    interest payable at a rate of 8 1/4% per
                                    annum or as otherwise established by the
                                    Court.

           SECURED CLAIMS:

1A       Old Vendor Debt            Impaired; on the Effective Date or as soon         30-37%
         Claims                     as practicable thereafter, each Holder of an
                                    Allowed Old Vendor Debt Claim shall receive,
                                    on a Pro Rata basis, the Old Vendor Debt
                                    Distribution.

2A et    Other Secured              Unimpaired if paid in full in Cash or               100%
seq.     Claims                     Reinstated on the Effective Date or as soon
                                    as practicable thereafter; Impaired if
                                    Holder of Allowed Class 2A et seq. Claim
                                    receives alternative treatment. Each Holder
                                    of an Allowed Class 2A et seq. Claim shall,
                                    in the discretion of the Debtor with the
                                    consent of the Informal Vendor Debt
                                    Committee, receive any one or a combination
                                    of any of the following: (i) Cash in an
                                    amount equal to such Allowed Class 2A et
                                    seq. Claim; (ii) deferred Cash payments
                                    totaling at least the Allowed amount of such
                                    Allowed Class 2A et seq. Claim, of a value,
                                    as of the Effective Date, of at least the
                                    value of such Holder's interest in the
                                    Collateral securing the Allowed

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
                                    Class 2A et seq. Claim; (iii) the Collateral
                                    securing such Holder's Allowed Class 2A et
                                    seq. Claim; (iv) payments or Liens amounting
                                    to the indubitable equivalent of the value
                                    of such Holder's interest in the Collateral
                                    securing the Allowed Class 2A et seq. Claim;
                                    (v) Reinstatement of such Class 2A et seq.
                                    Claim; or (vi) such other treatment as the
                                    Debtor and such Holder shall have agreed
                                    upon in writing. The Debtor will make the
                                    foregoing election and provide notice of
                                    such election to the applicable Holder of an
                                    Allowed Class 2A et seq. Claim no later than
                                    14 days prior to the Voting Deadline.

          UNSECURED CLAIMS:

 3       Priority Claims            Unimpaired; paid in full by Reorganized             100%
                                    Cricket on or before the later of (i) the
                                    Effective Date or as soon as practicable
                                    thereafter, (ii) the date such Claim becomes
                                    an Allowed Claim and (iii) the date that
                                    such Claim would be paid in accordance with
                                    the terms and conditions of any agreements
                                    or understandings relating thereto between
                                    Cricket and the Holder of such Claim.

 4       General Unsecured          Impaired; each Holder of an Allowed Class 4           0%
         Claims                     Claim shall receive on a Pro Rata basis its
                                    share of the Cricket General Unsecured
                                    Creditor Distribution.

 5       Intercompany               Impaired; each Holder of an Allowed Class 5           0%
         Claims                     Claim shall receive the Intercompany Release
                                    as of the Initial Distribution Date.

 6       Old Common Stock           Impaired; each Holder of an Allowed Class 6           0%
         of Cricket and             Interest shall receive no Cash or property
         Securities Claims          on account of such Interest.
         against Cricket

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
7        Old Stock Rights in        Impaired; each Holder of an Allowed Class 7          0%
         Cricket and All            Interest shall receive no Cash or property
         Claims Arising Out         on account of such Interest.
         of Such Old Stock
         Rights

CLAIMS AGAINST AND INTERESTS IN LICENSE HOLDING COMPANIES (APPLICABLE TO EACH LICENSE HOLDING COMPANY)

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
-        Administrative             Paid in full in Cash by the applicable              100%
         Claims                     Reorganized License Holding Company on the
                                    Effective Date or as soon as practicable
                                    thereafter (unless the Holder of a
                                    particular Claim and the applicable License
                                    Holding Company agree to some other
                                    treatment), or in accordance with the terms
                                    and conditions of transactions or agreements
                                    relating to obligations incurred in the
                                    ordinary course of business during the
                                    pendency of the Chapter 11 Cases.

-        Priority Tax Claims        Paid in full in Cash by the applicable              100%
                                    Reorganized License Holding Company on the
                                    Effective Date or as soon as practicable
                                    thereafter.

           SECURED CLAIMS:

1A       Old Vendor Debt            Impaired; on the Effective Date or as soon        30-37%
         Claim                      as practicable thereafter, each Holder of an
                                    Allowed Old Vendor Debt Claim shall receive,
                                    on a Pro Rata basis, the Old Vendor Debt
                                    Distribution.

1B       FCC Claims                 On the Effective Date or as soon thereafter         100%
                                    as practicable, the Holder of the FCC Claims
                                    shall be Reinstated. The Holder of the FCC
                                    Claims will be deemed Unimpaired.

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
2A et       Other Secured           Unimpaired if paid in full in Cash or               100%
seq.        Claims                  Reinstated on the Effective Date or as soon
                                    as practicable thereafter; Impaired if
                                    Holder of Allowed Class 2A et seq. Claim
                                    receives alternative treatment. Each Holder
                                    of an Allowed Class 2A et seq. Claim shall,
                                    in the discretion of the Debtor with the
                                    consent of the Informal Vendor Debt
                                    Committee, receive any one or a combination
                                    of any of the following: (i) Cash in an
                                    amount equal to such Allowed Class 2A et
                                    seq. Claim; (ii) deferred Cash payments
                                    totaling at least the Allowed amount of such
                                    Allowed Class 2A et seq. Claim, of a value,
                                    as of the Effective Date, of at least the
                                    value of such Holder's interest in the
                                    Collateral securing the Allowed Class 2A et
                                    seq. Claim; (iii) the Collateral securing
                                    such Holder's Allowed Class 2A et seq.
                                    Claim; (iv) payments or Liens amounting to
                                    the indubitable equivalent of the value of
                                    such Holder's interest in the Collateral
                                    securing the Allowed Class 2A et seq. Claim;
                                    (v) Reinstatement of such Class 2A et seq.
                                    Claim; or (vi) such other treatment as the
                                    Debtor and such Holder shall have agreed
                                    upon in writing. The Debtor will make the
                                    foregoing election and provide notice of
                                    such election to the applicable Holder of an
                                    Allowed Class 2A et seq. Claim no later than
                                    14 days prior to the Voting Deadline. To the
                                    extent the Debtor elects clause (i), (ii),
                                    (iv), (v) or (vi) above, any liability
                                    associated with such treatment shall be
                                    satisfied with funds from Cricket.

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
          UNSECURED CLAIMS:

3        Priority Claims            Unimpaired; paid in full by the applicable          100%
                                    Reorganized License Holding Company on or
                                    before the later of (i) the Effective Date
                                    or as soon as practicable thereafter, (ii)
                                    the date such Claim becomes an Allowed Claim
                                    and (iii) the date that such Claim would be
                                    paid in accordance with the terms and
                                    conditions of any agreements or
                                    understandings relating thereto between the
                                    applicable License Holding Company and the
                                    Holder of such Claim.

4        General Unsecured          Impaired; each Holder of an Allowed Class 4           0%
         Claims                     Claim to receive no Cash or property on
                                    account of such Claims.

5        Intercompany               Impaired; each Holder of an Allowed Class 5           0%
         Claims                     Claim to receive the Intercompany Release as
                                    of the Initial Distribution Date.

6        Old License Holding        Impaired; each Holder of an Allowed Class 6           0%
         Company Common             Interest shall retain no Cash or property on
         Stock and Securities       account of such Interest.
         Claims Against
         License Holding
         Company

7        Old Stock Rights in        Impaired; each Holder of an Allowed Class 7           0%
         License Holding            Interest shall receive no Cash or property
         Company and All            on account of such Interest.
         Claims Arising Out
         of Such Old Stock
         Rights

                                     xviii

CLAIMS AGAINST AND INTERESTS IN PROPERTY HOLDING COMPANIES (APPLICABLE TO EACH PROPERTY HOLDING COMPANY)

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
-        Administrative             Paid in full in Cash by the applicable              100%
         Claims                     Reorganized Property Holding Company on the
                                    Effective Date or as soon as practicable
                                    thereafter (unless the Holder of a
                                    particular Claim and the applicable Property
                                    Holding Company agree to some other
                                    treatment), or in accordance with the terms
                                    and conditions of transactions or agreements
                                    relating to obligations incurred in the
                                    ordinary course of business during the
                                    pendency of the Chapter 11 Cases.

-        Priority Tax Claims        Paid in full in Cash by the applicable              100%
                                    Reorganized Property Holding Company on the
                                    Effective Date or as soon as practicable
                                    thereafter.

         SECURED CLAIMS:

1A       Old Vendor Debt            Impaired; on the Effective Date or as soon        30-37%
         Claims                     as practicable thereafter, each Holder of an
                                    Allowed Old Vendor Debt Claim shall receive,
                                    on a Pro Rata basis, the Old Vendor Debt
                                    Distribution.

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
2A et    Other Secured              Unimpaired if paid in full in Cash or               100%
seq.     Claims                     Reinstated on the Effective Date or as soon
                                    as practicable thereafter; Impaired if
                                    Holder of Allowed Class 2A et seq. Claim
                                    receives alternative treatment. Each Holder
                                    of an Allowed Class 2A et seq. Claim shall,
                                    in the discretion of the Debtor with the
                                    consent of the Informal Vendor Debt
                                    Committee, receive any one or a combination
                                    of any of the following: (i) Cash in an
                                    amount equal to such Allowed Class 2A et
                                    seq. Claim; (ii) deferred Cash payments
                                    totaling at least the Allowed amount of such
                                    Allowed Class 2A et seq. Claim, of a value,
                                    as of the Effective Date, of at least the
                                    value of such Holder's interest in the
                                    Collateral securing the Allowed Class 2A et
                                    seq. Claim; (iii) the Collateral securing
                                    such Holder's Allowed Class 2A et seq.
                                    Claim; (iv) payments or Liens amounting to
                                    the indubitable equivalent of the value of
                                    such Holder's interest in the Collateral
                                    securing the Allowed Class 2A et seq. Claim;
                                    (v) Reinstatement of such Class 2A et seq.
                                    Claim; or (vi) such other treatment as the
                                    Debtor and such Holder shall have agreed
                                    upon in writing. The Debtor will make the
                                    foregoing election and provide notice of
                                    such election to the applicable Holder of an
                                    Allowed Class 2A et seq. Claim no later than
                                    14 days prior to the Voting Deadline.

         UNSECURED CLAIMS:

3        Priority Claims            Unimpaired; paid in full by the applicable          100%
                                    Reorganized Property Holding Company on or
                                    before the later of (i) the Effective Date
                                    or as soon as practicable thereafter, (ii)
                                    the date such Claim becomes an Allowed Claim
                                    and (iii) the date that such Claim would be
                                    paid in accordance with the terms and
                                    conditions of any agreements or
                                    understandings relating thereto between the
                                    applicable Property Holding Company and the
                                    Holder of such Claim.

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
4        General Unsecured          Impaired; each Holder of an Allowed Class 4          0%
         Claims                     Claim to receive no Cash or property on
                                    account of such Claim.

5        Intercompany               Impaired; each Holder of an Allowed Class 5          0%
         Claims                     Claim to receive the Intercompany Release as
                                    of the Initial Distribution Date.

6        Old Property               Impaired; each Holder of an Allowed Class 6          0%
         Holding Company            Interest shall receive no Cash or property
         Common Stock and           on account of such Interest.
         Securities Claims
         Against Property
         Holding Company

7        Old Stock Rights in        Impaired; each Holder of an Allowed Class 7          0%
         Property Holding           Interest shall receive no Cash or property
         Company and All            on account of such Interest.
         Claims Arising Out
         of Such Old Stock
         Rights

CLAIMS AGAINST AND INTERESTS IN OTHER SUBSIDIARIES (APPLICABLE TO EACH OTHER SUBSIDIARY)

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
-        Administrative             Paid in full in Cash by the applicable              100%
         Claims                     Reorganized Other Subsidiary on the
                                    Effective Date or as soon as practicable
                                    thereafter (unless the Holder of a
                                    particular Claim and the applicable Other
                                    Subsidiary agree to some other treatment),
                                    or in accordance with the terms and
                                    conditions of transactions or agreements
                                    relating to obligations incurred in the
                                    ordinary course of business during the
                                    pendency of the Chapter 11 Cases.

-        Priority Tax Claims        Paid in full in Cash by the applicable              100%
                                    Reorganized Other Subsidiary on the
                                    Effective Date or as soon as practicable
                                    thereafter.

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
           SECURED CLAIMS:

1A et      Other Secured            Unimpaired if paid in full in Cash or               100%
seq.       Claims                   Reinstated on the Effective Date or as soon
                                    as practicable thereafter; Impaired if
                                    Holder of Allowed Class 1A et seq. Claim
                                    receives alternative treatment. Each Holder
                                    of an Allowed Class 1A et seq. Claim shall,
                                    in the discretion of the Debtor with the
                                    consent of the Informal Vendor Debt
                                    Committee, receive any one or a combination
                                    of any of the following: (i) Cash in an
                                    amount equal to such Allowed Class 1A et
                                    seq. Claim; (ii) deferred Cash payments
                                    totaling at least the Allowed amount of such
                                    Allowed Class 1A et seq. Claim, of a value,
                                    as of the Effective Date, of at least the
                                    value of such Holder's interest in the
                                    Collateral securing the Allowed Class 1A et
                                    seq. Claim; (iii) the Collateral securing
                                    such Holder's Allowed Class 1A et seq.
                                    Claim; (iv) payments or Liens amounting to
                                    the indubitable equivalent of the value of
                                    such Holder's interest in the Collateral
                                    securing the Allowed Class 1A et seq. Claim;
                                    (v) Reinstatement of such Class 1A et seq.
                                    Claim; or (vi) such other treatment as the
                                    Debtor and such Holder shall have agreed
                                    upon in writing. The Debtor will make the
                                    foregoing election and provide notice of
                                    such election to the applicable Holder of an
                                    Allowed Class 1A et seq. Claim no later than
                                    14 days prior to the Voting Deadline. To the
                                    extent the Debtor elects clause (i), (ii),
                                    (iv), (v) or (vi) above, any liability
                                    associated with such treatment shall be
                                    satisfied with funds from Cricket.

           TYPE OF ALLOWED                                                           ESTIMATED
CLASS     CLAIM OR INTEREST                          TREATMENT                        RECOVERY
-----     -----------------         --------------------------------------------      --------
         UNSECURED CLAIMS:

2        Priority Claims            Unimpaired; paid in full by the applicable          100%
                                    Reorganized Other Subsidiary on or before
                                    the later of (i) the Effective Date or as
                                    soon as practicable thereafter, (ii) the
                                    date such Claim becomes an Allowed Claim and
                                    (iii) the date that such Claim would be paid
                                    in accordance with the terms and conditions
                                    of any agreements or understandings relating
                                    thereto between the applicable Other
                                    Subsidiary and the Holder of such Claim.

3        General Unsecured          Impaired; each Holder of an Allowed Class 3          0%
         Claims                     Claim to receive no Cash or property on
                                    account of such Claims.

4        Intercompany               Impaired; each Holder of an Allowed Class 4          0%
         Claims                     Claim to receive the Intercompany Release as
                                    of the Initial Distribution Date.

5        Old Other                  Impaired; each Holder of an Allowed Class 5          0%
         Subsidiary Common          Interest shall receive no Cash or property
         Stock and Securities       on account of such Interest.
         Claims Against
         Other Subsidiary

6        Old Stock Rights in        Impaired; each Holder of an Allowed Class 6          0%
         Other Subsidiary           Interest shall receive no Cash or property
         and All Claims             on account of such Interest.
         Arising Out of Such
         Old Stock Rights

A.       HOLDERS OF CLAIMS AND INTERESTS ENTITLED TO VOTE

                  Pursuant to the provisions of the Bankruptcy Code, only holders of Allowed Claims and Allowed Interests in Classes of Claims and Interests, respectively, that are Impaired are entitled to vote to accept or reject a proposed chapter 11 plan. Holders of Claims and Interests in classes that are Unimpaired under a chapter 11 plan are deemed to accept the Plan and are not entitled to vote. Holders of Claims and Interests in classes that will receive no Cash or property under the Plan are deemed to have rejected the Plan and are not entitled to vote.

         1.       LEAP

                  With respect to Leap, Class 1B (12 1/2% Senior Secured Claim against Leap), certain of the Class 2A et seq. Claims (Other Secured Claims against Leap) and Class 3 (Priority Claims) are Unimpaired and are presumed to have accepted the Plan.

                                     xxiii

                  With respect to Leap, Class 1A (GLH Claim against Leap), Class 1C (Old Vendor Debt Claims), certain of the Class 2A et seq. Claims (Other Secured Claims against Leap), Class 4 (General Unsecured Claims against Leap), and Class 5 (Intercompany Claims against Leap) are Impaired and will receive distributions under the Plan. To the extent Claims and Interests in such classes are Allowed Claims and Allowed Interests, the Holders of such Claims and Interests are entitled to vote to accept or reject the Plan.

                  With respect to Leap, Class 4A (Subordinated General Unsecured Claims against Leap), Class 6 (Old Leap Common Stock and Securities Claims against Leap) and Class 7 (Old Stock Rights in Leap and All Claims Arising Out of Such Old Stock Rights) are Impaired, but the votes of the Class 4A Claim and the Class 6 and Class 7 Interests are not being solicited. Holders of the Class 4A Claim and the Class 6 and 7 Interests are not receiving any distributions under the Plan and therefore are deemed to have rejected the Plan.

         2.       CCH

                  With respect to CCH, certain of the Class 2A et seq. Claims (Other Secured Claims against CCH), and Class 3 (Priority Claims) are Unimpaired and are presumed to have accepted the Plan.

                  With respect to CCH, Class 1A (Old Vendor Debt Claims), certain of the Class 2A et seq. Claims (Other Secured Claims against CCH), and Class 5 (Intercompany Claims against CCH) are Impaired and will receive distributions under the Plan. To the extent Claims in such classes are Allowed Claims, the Holders of such Claims are entitled to vote to accept or reject the Plan.

                  With respect to CCH, Class 4 (General Unsecured Claims against
CCH), Class 6 (Old CCH Common Stock and Securities Claims against CCH) and Class 7 (Old Stock Rights in CCH and All Claims Arising Out of Such Old Stock Rights) are not being solicited. Holders of Class 4 Claims and Class 6 and 7 Interests are not receiving any distributions under the Plan and therefore are deemed to have rejected the Plan.

         3.       CRICKET

                  With respect to Cricket, certain of the Class 2A et seq. Claims (Other Secured Claims against Cricket) and Class 3 (Priority Claims) are Unimpaired and are presumed to have accepted the Plan.

                  With respect to Cricket, Class 1A (Old Vendor Debt Claims), certain of the Class 2A et seq. Claims (Other Secured Claims against Cricket), Class 4 (General Unsecured Claims against Cricket) and Class 5 (Intercompany Claims) are Impaired and will receive distributions under the Plan. To the extent Claims in such classes are Allowed Claims, the Holders of such Claims are entitled to vote to accept or reject the Plan.

                  With respect to Cricket, Class 6 (Old Cricket Common Stock and Securities Claims against Cricket) and Class 7 (Old Stock Rights in Cricket and All Claims Arising Out of Such Old Stock Rights) are Impaired, but the votes of Classes 6 and 7 are not being solicited. Holders of Class 6 and 7 Interests are not receiving any distributions under the Plan and therefore are deemed to have rejected the Plan.

         4.       LICENSE HOLDING COMPANIES

                  With respect to License Holding Companies, Class 1B (FCC Claims), certain of the Class 2A et seq. Claims (Other Secured Claims against License Holding Companies) and Class 3 (Priority Claims) are Unimpaired and are presumed to have accepted the Plan.

                  With respect to License Holding Companies, Class 1A (Old Vendor Debt Claims), certain of the Class 2A et seq. Claims (Other Secured Claims against License Holding Companies) and Class 5 (Intercompany Claims) are Impaired and will receive distributions under the Plan. To the extent Claims in such classes are Allowed Claims, the Holders of such Claims are entitled to vote to accept or reject the Plan.

                  With respect to License Holding Companies, Class 4 (General Unsecured Claims), Class 6 (Old License Holding Company Common Stock and Securities Claims Against License Holding Company) and Class 7 (Old Stock Rights in License Holding Company and All Claims Arising Out of Such Old Stock Rights) are Impaired, but the votes of Classes 4, 6 and 7 are not being solicited. Holders of Class 4 Claims and Class 6 and 7 Interests are not receiving any distributions under the Plan and therefore are deemed to have rejected the Plan.

         5.       PROPERTY HOLDING COMPANIES

                  With respect to Property Holding Companies, certain of the Class 2A et seq. Claims (Other Secured Claims against Property Holding Companies) and Class 3 (Priority Claims) are Unimpaired and are presumed to have accepted the Plan.

                  With respect to Property Holding Companies, Class 1A (Old Vendor Debt Claims), certain of the Class 2A et seq. Claims (Other Secured Claims against Property Holding Companies) and Class 5 (Intercompany Claims) are Impaired and will receive distributions under the Plan. To the extent Claims in such classes are Allowed Claims, the Holders of such Claims are entitled to vote to accept or reject the Plan.

                  With respect to Property Holding Companies, Class 4 (General Unsecured Claims), Class 6 (Old Property Holding Company Common Stock and Securities Claims) and Class 7 (Old Stock Rights in Property Holding Company and All Claims Arising Out of Such Old Stock Rights) are Impaired, but the votes of Classes 4, 6 and 7 are not being solicited. Holders of Class 4 Claims and Class 6 and 7 Interests are not receiving any distributions under the Plan and therefore are deemed to have rejected the Plan.

         6.       OTHER SUBSIDIARIES

                  With respect to Other Subsidiaries, certain of the Class 1A et seq. Claims (Other Secured Claims against Other Subsidiaries) and Class 2 (Priority Claims) are Unimpaired and are presumed to have accepted the Plan.

                  With respect to Other Subsidiaries, certain of the Class 1A et seq. Claims (Other Secured Claims against Other Subsidiaries) and Class 4 (Intercompany Claims) are Impaired and will receive distributions under the Plan. To the extent Claims in such class are Allowed Claims, the Holders of such Claims are entitled to vote to accept or reject the Plan.

                  With respect to Other Subsidiaries, Class 3 (General Unsecured Claims), Class 5 (Old Other Subsidiary Common Stock and Securities Claims Against Other Subsidiary) and Class 6 (Old Stock Rights in Other Subsidiary and All Claims Arising Out of Such Old Stock Rights) are Impaired, but the votes of Classes 5 and 6 are not being solicited. Holders of Class 3 Claims and Class 3, 5 and 6 Interests are not receiving any distributions under the Plan and therefore are deemed to have rejected the Plan.

                  Generally, for the Plan to be confirmed by the Court with respect to each Debtor, two-thirds in dollar amount, and one-half in number of the Allowed Claims, or with respect to the Allowed Interests two-thirds of the Interests, in each Impaired Class of Claims, or Interests, that actually are voted must vote to accept the Plan. The Plan may be confirmed under certain circumstances, despite dissent by one or more Impaired Classes, and the Debtors reserve the right to seek such non-consensual confirmation of the Plan. However, a Holder of a Claim or Interest will be deemed to have rejected the Plan if such plan provides that the Claims or Interests of such class do not entitle such Holders to receive or retain any property under the Plan. For voting and distribution purposes, the Plan contemplates separate classes for each of the Debtors. Accordingly, the voting and other confirmation requirements of the Bankruptcy Code must be satisfied for each Debtor.

                  If a Class of Claims or Interests rejects the Plan, the Plan may be confirmed by the Court pursuant to Section 1129(b) of the Bankruptcy Code. Section 1129(b) permits the confirmation of a plan of reorganization notwithstanding the non-acceptance of the Plan by one or more impaired classes of claims or interests, so long as the Court finds that the Plan does not "discriminate unfairly" and is "fair and equitable" with respect to each non-accepting class.

B.       VOTING PROCEDURES

                  If you are entitled to vote to accept or reject the Plan, a Ballot is enclosed for the purpose of voting on the Plan. If you are entitled to vote Claims or Interests in more than one Class, you will receive a separate Ballot for each such Class of Claims or Interests. Each Ballot has been coded to reflect the Class of Claims and Interests it represents. Accordingly, in voting to accept or reject the Plan, you must use only the coded Ballot or Ballots sent to you with this Disclosure Statement. Please complete and sign your original Ballot (copies, facsimiles and oral votes will not be accepted), and return it to the Voting Agent at the address set forth on the Ballot.

                  TO BE COUNTED, YOUR COMPLETED BALLOT MUST BE RECEIVED BY THE VOTING AGENT NO LATER THAN 4:00 P.M., PACIFIC TIME, ON SEPTEMBER 8, 2003. ANY EXECUTED BALLOT RECEIVED BY THE VOTING AGENT THAT DOES NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN SHALL BE DEEMED TO CONSTITUTE AN ACCEPTANCE OF THE PLAN.

                  Any Claim or Interest in an Impaired Class that otherwise is entitled to vote on the Plan, and as to which an objection or request for estimation is pending or that is Scheduled by the Debtors as unliquidated, disputed or contingent, is not entitled to vote on the Plan unless the holder of such Claim or Interest has obtained an order of the Court temporarily allowing such Claim or Interest for the purpose of voting on the Plan.

                  Pursuant to the Disclosure Statement Order, the Court set July 25, 2003 as the record date for voting on the Plan and for receiving distributions under the Plan. Accordingly, only holders of record as of July 25, 2003 that otherwise are entitled to vote under the Plan will receive a Ballot and may vote on the Plan.

                  If you are the holder of a Claim or Interest entitled to vote on the Plan, but did not receive a Ballot, received a damaged Ballot, or lost your Ballot, or if you have any questions regarding the procedures for voting your Claims or Interests, please contact the Voting Agent at:

                  If by U.S. Mail:

                                Poorman-Douglas Corporation
                                P.O. Box 4390
                                Portland, Oregon 97208-4390
                                Attn: Leap Wireless International, Inc., Cricket Communications, Inc. and
                                Affiliated Entities Claims Agent

                  If by Overnight or Hand Delivery:

                            Poorman-Douglas Corporation
                            10300 SW Allen Boulevard
                            Beaverton, Oregon 97005
                            Tel: (800) 517-7475
                            Fax: (503) 350-5890
                            Attn: Leap Wireless International, Inc., Cricket Communications, Inc. and Affiliated Entities Claims Agent

C.       CONFIRMATION HEARING

                  Pursuant to Section 1128 of the Bankruptcy Code, the Confirmation Hearing has been scheduled for September 29, 2003 at 10:00 a.m., Pacific Time, before the Hon. Louise DeCarl Adler in the United States Bankruptcy Court for the Southern District of California, Jacob Weinberger U.S. Courthouse, 325 West F Street, San Diego, California 92101. The Court may adjourn the Confirmation Hearing from time to time without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequently adjourned Confirmation Hearing.

                  Objections to the Confirmation of the Plan must be Filed with the Court and served upon the following parties so as to be received by such parties before 4:00 p.m., Pacific Time, on September 8, 2003:

Latham & Watkins LLP                   Kramer Levin Naftalis & Frankel LLP
Attorneys for the Debtors              Attorneys for the Official Committee
633 West Fifth Street, Suite 4000      919 Third Avenue
Los Angeles, California 90071          New York, New York 10022
Attn: Robert A. Klyman                 Attn: Robert T. Schmidt

Andrews & Kurth L.L.P.                 Office of the United States Trustee
Attorneys for Informal Vendor Debt     402 West Broadway, Suite 600
Committee                              San Diego, CA 92101
805 Third Avenue                       Attn: Tiffany L. Carroll
New York, New York 10022
Attn: Paul N. Silverstein

                  THE DEBTORS, THE INFORMAL VENDOR DEBT COMMITTEE AND THE OFFICIAL COMMITTEE BELIEVE THAT THE PLAN WILL ENABLE THE DEBTORS TO SUCCESSFULLY REORGANIZE AND ACCOMPLISH THE OBJECTIVES OF CHAPTER 11, AND THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF THE DEBTORS AND THEIR CREDITORS.

D.       IDENTITY OF PERSON TO CONTACT FOR MORE INFORMATION REGARDING THE PLAN

                  Any interested party desiring more information about the Plan should contact (IN WRITING) counsel to the Debtors, Robert A. Klyman, Latham & Watkins LLP, 633 West Fifth Street, Suite 4000, Los Angeles, California, (213) 891-8763 (facsimile), or log on to the Debtors' website for the Chapter 11 Cases, www.leapreorganization.com.

E.       DISCLAIMER

                  ALL HOLDERS OF CLAIMS AND INTERESTS AND OTHER PARTIES IN INTEREST ARE ADVISED AND ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND THE ACCOMPANYING PLAN OF REORGANIZATION IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. PLAN SUMMARIES AND STATEMENTS MADE

                                     xxvii

IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN, OTHER EXHIBITS ANNEXED HERETO AND OTHER DOCUMENTS REFERENCED AS FILED WITH THE COURT PRIOR TO OR CONCURRENT WITH THE FILING OF THIS DISCLOSURE STATEMENT. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF, AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THE DATE HEREOF.

                  THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH
SECTION 1125 OF THE BANKRUPTCY CODE AND RULE 3016 OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE. THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN. PERSONS OR ENTITIES TRADING IN OR OTHERWISE PURCHASING, SELLING OR TRANSFERRING SECURITIES OF LEAP SHOULD EVALUATE THIS DISCLOSURE STATEMENT AND THE PLAN IN LIGHT OF THE PURPOSES FOR WHICH THEY WERE PREPARED.

                  CERTAIN STATEMENTS CONTAINED HEREIN OR ATTACHED HERETO, INCLUDING PROJECTED FINANCIAL INFORMATION AND OTHER FORWARD-LOOKING STATEMENTS, ARE BASED ON ESTIMATES AND ASSUMPTIONS. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL REFLECT ACTUAL OUTCOMES.

                  THE INFORMATION IN THIS DISCLOSURE STATEMENT IS BEING PROVIDED SOLELY FOR PURPOSES OF VOTING TO ACCEPT OR REJECT THE PLAN. NO PERSON OR ENTITY MAY USE ANYTHING IN THIS DISCLOSURE STATEMENT FOR ANY OTHER PURPOSE. THE FACTUAL INFORMATION CONTAINED HEREIN, INCLUDING THE DESCRIPTION OF THE DEBTORS, THEIR BUSINESSES, AND EVENTS LEADING TO THE COMMENCEMENT OF THE CHAPTER 11 CASES, HAS BEEN OBTAINED FROM VARIOUS DOCUMENTS, AGREEMENTS AND OTHER WRITINGS RELATING TO THE DEBTORS, AND FROM DISCUSSIONS WITH AND VARIOUS WRITINGS PREPARED BY THE DEBTORS, THE INFORMAL VENDOR DEBT COMMITTEE, THE OFFICIAL COMMITTEE AND THEIR RESPECTIVE LEGAL COUNSEL AND FINANCIAL ADVISORS.

                  THE TERMS OF THE PLAN GOVERN IN THE EVENT OF ANY INCONSISTENCY WITH THE SUMMARIES HEREIN. ALL EXHIBITS HERETO ARE INCORPORATED INTO, AND ARE A PART OF, THIS DISCLOSURE STATEMENT AS IF SET FORTH IN FULL HEREIN.

                  AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT, LIABILITY, STIPULATION OR WAIVER BUT RATHER AS A STATEMENT MADE WITHOUT PREJUDICE SOLELY FOR SETTLEMENT PURPOSES, WITH FULL RESERVATION OF RIGHTS. THIS DISCLOSURE STATEMENT SHALL NOT BE USED FOR ANY LITIGATION PURPOSE WHATSOEVER, AND SHALL NOT BE ADMISSIBLE IN ANY PROCEEDING INVOLVING THE DEBTORS, THE INFORMAL VENDOR DEBT COMMITTEE, THE OFFICIAL COMMITTEE OR ANY OTHER PARTY IN INTEREST, NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES LAW OR OTHER LEGAL EFFECTS OF THE PLAN AS TO HOLDERS OF CLAIMS AGAINST OR INTERESTS IN THE DEBTORS.

                                     xxviii

                                   SECTION I

                             OVERVIEW OF CHAPTER 11

                  Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business and capital structure for the benefit of its estate, creditors and stockholders. In addition to permitting rehabilitation of a debtor, another goal of chapter 11 is to promote equality of treatment for similarly situated creditors and interest holders with respect to the distribution of a debtor's assets.

                  The commencement of a chapter 11 case creates an estate containing all of the debtor's property as of the filing date. Generally, the debtor remains in possession of its property and continues to operate its business as a "debtor-in-possession."

                  The consummation of a plan of reorganization is the principal objective of a chapter 11 case. A plan of reorganization sets forth the means for treating claims against, and interests in, a debtor. Confirmation of a plan of reorganization by the bankruptcy court makes the plan binding upon the debtor, any issuer of securities under the plan, any person acquiring property under the plan and any creditor or interest holder of the debtor. Subject to certain limited exceptions, an order of the bankruptcy court confirming a plan of reorganization discharges the debtor from any debt that arose prior to the date of confirmation of the plan, and substitutes therefor the obligations specified under the confirmed plan.

                  A claim or interest is impaired under a plan of reorganization if the plan provides that such claim will not be repaid in full or that the legal, equitable or contractual rights of the holder of such claim or interest are altered. A holder of an impaired claim or interest that is receiving a distribution under a plan is entitled to vote to accept or reject the plan of reorganization. Chapter 11 does not require that every holder of a claim or interest to vote in favor of a plan of reorganization in order for the bankruptcy court to confirm the plan. However, the bankruptcy court must find that the plan meets a number of statutory tests before it may confirm the plan. Many of these tests are designed to protect the interests of holders of claims or interests who do not vote to accept the plan, but who nonetheless will be bound by the plan's provisions if it is confirmed by the bankruptcy court.

                  Before soliciting acceptances of the proposed plan, a plan proponent must prepare and distribute to its creditors and interest holders entitled to vote on the plan a detailed disclosure statement. Section 1125 of the Bankruptcy Code requires that the disclosure statement contain adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment about the plan. The Debtors have prepared this Disclosure Statement in accordance with the requirements of
Section 1125 of the Bankruptcy Code.

                                   SECTION II.

                      DESCRIPTION OF THE DEBTORS' BUSINESS

                  Leap conducts operations through its subsidiaries. Leap has no independent operations or sources of operating revenue other than through dividends, if any, from its operating subsidiaries. Cricket is Leap's subsidiary that operates the Cricket business, together with subsidiaries of Cricket and Leap that hold assets that are used in the Cricket business or that hold assets pledged as security under Cricket's senior secured vendor debt facilities. The Cricket companies operate together as a wireless communications carrier that provides innovative, affordable, simple wireless services designed to accelerate the transformation of wireless service into a mass consumer product.

                  The Cricket companies offer wireless service in the U.S. under the brand "Cricket(R)," which is marketed as "Comfortable Wireless(R)." The innovative Cricket strategy is designed to extend the benefits of mobility to the mass market by offering wireless service that is as simple to use and understand as, and is a competitive mobile alternative to, traditional landline service. In each Cricket market, the Cricket companies are deploying 100% digital, CDMA networks that Cricket believes provide higher capacity and more efficient deployment of capital than competing technologies. CDMA technology, combined with Cricket's efforts to streamline operations and distribution, allows the Cricket companies to be a low-cost provider of wireless services in each Cricket market.

                  Cricket service allows customers to make virtually unlimited calls within a local calling area and receive virtually unlimited calls from any area for a flat monthly rate. Cricket customers can also make long distance calls on a per-minute basis or as part of a packaged offering. The simplicity of the Cricket service allows Cricket to sustain lower operating costs per customer compared to traditional wireless providers. Cricket's networks are designed and built to provide coverage in the local calling area where its target customers live, work and play. As a result, Cricket believes that Cricket's per minute network operating costs are lower than, or comparable to the lowest costs incurred by traditional wireless providers.

                  As of the Petition Date, Cricket offered service in 40 markets covering a total population of approximately 25.2 million potential customers (2002 POPs). As of June 30, 2003, Cricket:

                  - had approximately 1,459,700 customers in its markets across the U.S.; and

                  - owned wireless licenses covering approximately 53.1 million potential customers in 33 states.

                  As of March 31, 2003, Cricket employed approximately 1,383 full time employees, and Leap had no employees.

                  An organizational chart for the Debtors is attached to this Disclosure Statement as Exhibit C.

                  In addition to the disclosures made herein, please refer to the attached Exhibit D, Leap's most recent Annual Report on Form 10-K/A, and Exhibit E, Leap's most recent Quarterly Report on Form 10-Q, for additional disclosures concerning the Debtors' business, operations, management and structure. For a description of various risks and uncertainties applicable to the Debtors and their business, please see "Risk Factors" in Exhibit E, Leap's most recent Quarterly Report on Form 10-Q. For a reconciliation of total liabilities reported in Leap's Petition, most recent Quarterly Report on Form 10-Q and Schedules, please see the attached Exhibit N and the notes thereto.

                  The Debtors have filed voluminous Schedules and Statements of Financial Affairs with the Office of the United States Trustee. The Debtors generally have reported their assets and liabilities on these Schedules at "net book value," meaning the original cost of acquiring such assets less accumulated depreciation. The Schedules and Statements of Financial Affairs filed for the Cricket companies reported total assets having a net book value that exceeded the total liabilities for such companies by approximately $51.3 million. However, based upon the projections for Reorganized Leap (which will be the holding company for the Cricket companies following the Effective Date of the Reorganization) attached hereto as Exhibit G, the going concern enterprise valuation of Reorganized Leap prepared by UBS Securities LLC and attached hereto as Exhibit M, the recent prices that potential secondary purchasers are willing to pay for the Old Vendor Debt and Old Leap Notes in the market, and other factors, the Debtors believe the Cricket companies are completely insolvent.

         STATEMENT REGARDING FINANCIAL PERFORMANCE OF CRICKET FOR SECOND QUARTER 2003

                  As of June 30, 2003, Cricket had 1,459,707 subscribers, down 53,770 subscribers from March 31, 2003. The Debtors believe that a significant portion of the decline in subscribers since March

31, 2003 is due to the reaction of the market and subscribers to Cricket's bankruptcy filing. The Debtors' financial projections anticipate that Cricket will have 1,430,184 subscribers at September 30, 2003.

                  Total service revenue for the second quarter of 2003 was $161.1 million compared to $162.0 million in the Cricket Cash Budget. Total equipment revenue during such period was $23.2 million compared to $19.5 million in the Cricket Cash Budget for the same period.

                  Cricket's unrestricted cash and short-term investments for the period increased by $53.4 million (rising to $171.0 million as of June 30, 2003) compared to the Cricket Cash Budget, which projected an increase of $4.2 million over the same period. Generally, the additional cash was generated through (i) changes in working capital (excluding cash and short-term investments, inter-company payables and current maturities of long-term debt) of $37.3 million resulting primarily from an increase in accounts payable and accrued liabilities generally arising from the impact of the bankruptcy filing on the Debtors' ability to pay pre-petition obligations, and (ii) net income, adjusted for non-cash items, of $16.9 million, offset by cash capital expenditures. Net income for the period was higher than projected primarily as a result of adding fewer than the projected number of new subscribers for the period.

                  Cricket's EBITDA for the second quarter of 2003 was $23.7 million, an increase of $8.7 million from the $15.0 million of EBITDA recorded in the first quarter of 2003. Approximately $4.8 million of this increase resulted from the reclassification of restructuring expenses in the second quarter from "General and Administrative Expenses" to "Other Expenses." ("Other Expenses" are not included in the calculation of EBITDA). The remaining $3.9 million increase in EBITDA resulted from several factors, including decreased expenses (handset subsidies, dealer commissions, etc.) associated with the slow-down in customer acquisitions. Although a reduction in customer acquisitions tends to increase EBITDA in the short-term (because of reduced customer acquisition costs), it is bad for the company's business in the long term because it decreases the company's revenue and EBITDA streams.

                  The Projections attached to this Disclosure Statement as Exhibit G were prepared as of July 16, 2003 and include updates by the Debtors to reflect the declines in subscribers being experienced by the Debtors while in bankruptcy, their post-petition financial performance and other factors.

                  The results described above for Cricket for the three months ended June 30, 2003 are not necessarily indicative of future results.

                                  SECTION III.

                      SIGNIFICANT PREPETITION TRANSACTIONS

A.       LEAP WIRELESS INTERNATIONAL, INC.

                  Units Offering. In February 2000, Leap completed an offering of 225,000 senior units, each senior unit consisting of one 12 1/2% Senior Note and one warrant to purchase Old Leap Common Stock, and 668,000 senior discount units, each senior discount unit consisting of one 14 1/2% Senior Discount Note and one warrant to purchase Old Leap Common Stock. The total gross proceeds from the sale of the senior units and senior discount units were $225.0 million and $325.1 million, respectively. Leap used the net proceeds of the offering for capital expenditures, acquisitions of wireless licenses, strategic investments, repayment of debt and general corporate purposes. The warrants issued in the units offering are exercisable for an aggregate of 2,829,854 shares of Old Leap Common Stock at an exercise price of $96.80 per share from February 23, 2001 to before April 15, 2010.

                  Leap has outstanding 225,000 Senior Notes and 668,000 Senior Discount Notes. Each note has a principal amount at maturity of $1,000. Interest on the 12 1/2% Senior Notes is payable semi-annually. The 14 1/2% Senior Discount Notes begin accruing Cash interest on April 15, 2005, with the first semi-annual interest payment due October 15, 2005. At March 31, 2003, the effective interest rates on the 12 1/2% Senior Notes and 14 1/2% Senior Discount Notes were 15.8% and 16.3% per annum, respectively. Each 14 1/2% Senior Discount Note has an initial accreted value of $486.68 and a principal amount at maturity of $1,000.

                  At the time the 12 1/2% Senior Notes were issued, Leap purchased a portfolio of U.S. government debt securities and pledged such securities to provide for the payment of scheduled interest payments on Leap's 12 1/2% Senior Notes through April 2003. Under the terms of the pledge agreement, amounts in the pledged account also secure the repayment of all other obligations under the 12 1/2% Senior Notes, if the notes are accelerated before the first seven interest payments on the notes are paid in full. Leap filed its Chapter 11 petition on April 13, 2003, prior to the payment of the seventh interest payment secured by the pledged account. By order entered by the Court on April 18, 2003, the holders of 12 1/2% Senior Notes received approximately $14.1 million reflecting the amount of interest owing as of April 15, 2003. Approximately $200,000 remains in the pledged account for the benefit of the holders of the 12 1/2% Senior Notes. Thus, the holders of the 12 1/2% Senior Notes have secured Claims in the aggregate amount of approximately $200,000 (Leap Class 1B Claims) and General Unsecured Claims for the remaining amounts owing under the notes (Leap Class 4 Claims).

                  Leap may redeem any of the Old Leap Notes beginning April 15, 2005. The initial redemption price of the 12 1/2% Senior Notes is 106.25% of their principal amount plus accrued interest. The initial redemption price of the 14 1/2% Senior Discount Notes is 107.25% of their principal amount at maturity plus accrued interest. In addition, before April 15, 2003, Leap may redeem up to 35% of both the 12 1/2% Senior Notes and the 14 1/2% Senior Discount Notes using proceeds from certain qualified equity offerings at 112.5% of their principal amount and 114.5% of their accreted value, respectively. The Old Leap Notes are guaranteed by CCH, Backwire.com, Inc. and Telephone Entertainment Network, Inc. The terms of the Old Leap Notes include covenants that restrict Leap's ability to, among other things, incur additional indebtedness, create liens, pay dividends, make investments, sell assets, issue or sell stock of some of Leap's subsidiaries, and effect a consolidation or merger. These limitations are subject to a number of important qualifications and exceptions contained in the Indenture.

                  Upon the occurrence of events constituting a change in control of Leap, holders of the Old Leap Notes had the right to require Leap to repurchase all or part of the Old Leap Notes for Cash at an aggregate purchase price of 101% of the principal amount of the 12 1/2% Senior Notes or the accreted value of the 14 1/2% Senior Discount Notes to be repurchased, as applicable, plus accrued and unpaid interest thereon. In addition, in some cases if Leap sold assets and did not use the net proceeds of the sale either to retire senior debt or to reinvest in other assets that are used in the business of Leap and its subsidiaries, Leap was required to offer to repurchase the notes at a purchase price equal to 100% of the principal amount of the 12 1/2% Senior Notes or accreted value of the 14 1/2% Senior Discount Notes, plus accrued and unpaid interest thereon.

                  Events which would constitute an event of default under the Old Leap Notes if they occurred included, among others, Leap's failure to make payments under the Old Leap Notes and certain other debt when due, Leap's failure to comply with covenants or other provisions of the Indenture, an event of default occurs in respect of more than $5.0 million of other indebtedness of Leap or its subsidiaries that results in the acceleration of such indebtedness before its maturity, or bankruptcy or insolvency of Leap or some of its subsidiaries. In the case of an event of default arising from bankruptcy or insolvency, all outstanding Old Leap Notes would become due and payable immediately. No event of default under the Old Leap Notes existed prior to the commencement of the Chapter 11 Cases.

                  Equity Offerings. In February 2000, Leap completed a public equity offering of 4,000,000 shares of Old Leap Common Stock at a price of $88.00 per share. Net of underwriters' discounts and commissions and offering expenses, Leap received $330.0 million. Leap used the net proceeds of this offering for capital expenditures, acquisitions of wireless licenses, strategic investments, repayment of debt and general corporate purposes. In May 2001, Leap completed an underwritten public offering of

3,000,000 shares of Old Leap Common Stock at a price of $33.50 per share. Net of underwriting discounts and commissions and offering expenses, Leap received $97.9 million. Leap used the net proceeds of this offering for acquisitions, spectrum purchases and for general corporate purposes.

                  Chase Telecommunications Holdings. In March 2000, Leap completed the acquisition of substantially all of the assets of Chase Telecommunications Holdings, Inc., including wireless licenses. The purchase price included $6.3 million in Cash, the assumption of principal amounts of liabilities that totaled $138.0 million (with a fair value of $131.3 million), a warrant exercisable to purchase 202,566 shares of Old Leap Common Stock at an aggregate exercise price of $1.0 million (which had a fair value of $15.3 million at the acquisition date), and contingent earn out payments of up to $41.0 million (plus certain expenses) based on the earnings of the business acquired during the fifth full year following the closing of the acquisition. In July 2001, Chase Telecommunications Holdings received 89,345 shares of Old Leap Common Stock upon exercising a portion of the warrant by surrendering 107,567 shares in payment of the exercise price.

                  Smartcom. From April 1999 to the date of sale on June 2, 2000, Leap owned 100% of Smartcom, S.A. ("Smartcom"), a Chilean corporation that operates a nationwide wireless network in Chile. On June 2, 2000, Leap completed the sale of Smartcom to Endesa S.A. in exchange for gross consideration of approximately $381.5 million, consisting of $156.8 million in Cash, three promissory notes totaling $143.2 million, subject to post closing adjustments, the repayment of intercompany debt due to Leap by Smartcom totaling $53.3 million, and the release of cash collateral posted by Leap securing Smartcom indebtedness of $28.2 million. Leap recognized a gain on sale of Smartcom of $313.4 million before related income tax expense of $34.5 million during the quarter ended June 30, 2000. In February 2001, Leap sold one of the promissory notes, with an original principal amount of $58.2 million plus accrued interest, to a third party for $60.7 million. In June 2001, Endesa repaid $47.5 million of principal and accrued interest for the second promissory note. The remaining promissory note of $35.0 million is subject to a right of set-off to secure indemnification claims under the purchase agreement. Endesa has asserted claims of up to approximately $48.7 million against Leap for breach of representations and warranties under the purchase agreement and has notified Leap that it is offsetting the claims against the unpaid balance of the note. The note matured on June 2, 2001 and Leap expects it to remain unpaid until the issues related to the claims are resolved. Leap has caused its wholly owned Chilean subsidiary to be merged with and into Leap. Therefore, the $35.0 million note is owned by Leap, and the claims of Endesa are against Leap. Leap believes that Endesa's claims are without merit, and Leap is contesting Endesa's claims. Management of Leap believes that the ultimate outcome of this matter will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

                  Cricket Communications Holdings. On June 15, 2000, through a subsidiary merger, Leap acquired the remaining 5.11% of CCH that it did not already own. These shares were owned by individuals and entities, including directors and employees of Leap and CCH. Each issued and outstanding share of Old CCH Common Stock not held by Leap was converted into the right to receive
0.315 of a fully paid and non-assessable share of Old Leap Common Stock. As a result, 1,048,635 shares of Old Leap Common Stock were issued. Leap also assumed Chase Telecommunications Holdings' warrant to purchase 1% of Old CCH Common Stock, which was converted into a warrant to acquire 202,566 shares of Old Leap Common Stock, at an aggregate exercise price of $1.0 million. In addition, Leap assumed all unexpired and unexercised CCH stock options outstanding at the time of the merger, whether vested or unvested, which upon conversion amounted to options to purchase 407,784 shares of Old Leap Common Stock.

                  Common Stock Purchase Agreement. In December 2000, Leap entered into a common stock purchase agreement with Acqua Wellington North American Equities Fund, Ltd. ("Acqua Wellington") under which Leap may, at its discretion, sell up to a maximum of $125.0 million of registered Old Leap Common Stock from time to time over the succeeding 28-month period. Under the agreement, Leap may require Acqua Wellington to purchase between $10.0 and $25.0 million of Old

Leap Common Stock, depending on the market price of Old Leap Common Stock, during each of one or more 18 trading day periods. Leap cannot require Acqua Wellington to purchase Old Leap Common Stock if the market price of Old Leap Common Stock is less than $15 per share. Under the purchase agreement, Leap may grant to Acqua Wellington an option to purchase up to an equal amount of Old Leap Common Stock that Leap requires it to purchase during the same 18 trading day period. Acqua Wellington purchases the Old Leap Common Stock at a discount to its then current market price, ranging from 4.0% to 5.5%, depending on Leap's market capitalization at the time Leap requires Acqua Wellington to purchase Old Leap Common Stock. A special provision in the agreement (as amended and restated) allowed the first sale of Old Leap Common Stock under the agreement to be up to $55.0 million. In January 2001, Leap completed the first sale of Old Leap Common Stock under the agreement, issuing 1,564,336 shares to Acqua Wellington in exchange for $55.0 million. In July 2001, Leap completed the second sale of Old Leap Common Stock under the agreement, issuing 521,396 shares of Old Leap Common Stock to Acqua Wellington in exchange for $15.0 million. Leap used the proceeds of these sales for acquisitions and wireless license purchases and for general corporate purposes.

                  Qualcomm Term Loan. In January 2001, Leap entered into a secured loan agreement with Qualcomm Incorporated under which Qualcomm agreed to loan Leap approximately $125.3 million to finance its acquisition of wireless licenses in the FCC's broadband PCS auction completed in January 2001 ("Auction 35"). In March 2001, Qualcomm funded borrowings of the full amount available under the agreement by transferring to Leap an FCC auction discount voucher, and Leap issued promissory notes in favor of Qualcomm for an aggregate principal amount of $126.6 million, representing $125.3 million for the value of the auction discount voucher and $1.3 million for a commitment fee due to Qualcomm at the initial borrowing. In August 2001, at the request of Qualcomm, Leap agreed to return the auction discount voucher to Qualcomm, cancel the $125.3 million loan and reestablish the availability for either a cash loan or a re-borrowing of the auction discount voucher in the future, however Leap does not expect to be able to satisfy the conditions precedent to make any further draws under this facility. Leap must repay any loans, including the $1.5 million of fees due under the loan at March 31, 2003, and accrued interest to Qualcomm in a single payment no later than March 2006. Loans under the agreement bear interest at a variable rate, depending on the collateral Leap provides, equal to LIBOR plus 7.5% to 12.5% per annum.

                  Auction 35. Leap was the winning bidder for 22 wireless licenses covering approximately 24.1 million potential customers in the FCC's Auction 35. The former holder of the licenses challenged the validity of Auction 35 in court, and the licenses were never granted to Leap. In December 2002, Leap accepted an offer from the FCC and withdrew from its commitment and right to purchase the licenses on which it was the successful bidder in Auction 35. In connection with that withdrawal, Leap received a refund of $10.5 million in payments it had made to the FCC relating to Auction 35, which was in addition to the $74.2 million received earlier in the year. Leap has applied for a refund of the remaining approximately $268,000 of payments it made to the FCC in connection with Auction 35.

                  MCG. In June 2001, Leap acquired wireless licenses in Buffalo and Syracuse, New York from MCG PCS, Inc. for an aggregate of $18.3 million in Cash and an $18.0 million convertible promissory note with interest at the rate of 8.5% per annum, with principal and interest payable at maturity on June 15, 2002. The note was secured by a pledge of the outstanding stock of a wholly owned subsidiary of Leap that owns the Buffalo, New York wireless license. The $18.0 million promissory note was repaid in full in June 2002. In connection with the acquisitions of wireless licenses in Buffalo and Syracuse, MCG asserted that, based on the prices of certain wireless licenses auctioned by the FCC in Auction 35, it was entitled to a purchase price adjustment pursuant to the terms of the purchase agreement for such licenses. The matter was submitted to binding arbitration and in August 2002 the arbitrator determined that the seller was entitled to a purchase price adjustment of $39.8 million payable immediately in Cash, or, in Leap's sole discretion, approximately 21 million shares of Old Leap Common Stock. In August 2002, Leap paid the purchase price adjustment to MCG by issuing 21,020,431 shares of Old Leap Common Stock, representing approximately 36% of the outstanding Old Leap Common Stock, and approximately 28% of Old Leap Common Stock on a fully diluted basis, following such issuance. The issuance of Old Leap Common Stock to the seller without the consent of the Holders of Old Vendor Debt constituted an event of default under the Vendor Debt Facilities. In addition, because the award was payable immediately, Leap did not obtain stockholder approval of the issuance as required by the rules of the Nasdaq National Market. Old Leap Common Stock was delisted from the Nasdaq National Market on December 11, 2002 and began trading on the OTC Bulletin Board. In December 2002, Leap paid approximately $1.4 million to MCG in satisfaction of the arbitration award regarding attorneys' fees, expenses and costs.

                  Pegaso. Leap was a founding shareholder and made investments in and loans to Pegaso Telecomunicaciones, S.A. de C.V. ("Pegaso"), a company providing wireless service in Mexico, totaling $120.5 million. In the fourth quarter of fiscal 2001, Leap discontinued its use of the equity method of accounting for Pegaso and ceased recognizing its share of Pegaso's losses because its investment in and loans to Pegaso had been reduced to zero on its books of account. In September 2002, Leap completed the sale of its 20.1% interest in Pegaso to Telefonica Moviles, S.A. At the closing, Leap received cash proceeds of approximately $22.2 million for the sale of its shares. In October 2002, Leap received approximately $15.8 million of additional cash from a loan repayment related to the sale. In connection with the sale, Leap was released from its obligations under a $33 million guarantee to Qualcomm Incorporated ("Qualcomm") of Pegaso's outstanding capital loans from Qualcomm, by delivering to Qualcomm its rights under the warrants it acquired in connection with the guarantee. Pursuant to Cricket's Vendor Debt Facilities, Leap was obligated to set aside or contribute to the Cricket companies approximately $25.8 million of the proceeds from the sale of Pegaso. Because of the financial condition and expected restructuring of Leap and Cricket, however, Leap did not make the set asides and contributions and instead retained the funds at Leap. Leap's failure to contribute or set aside those amounts was a breach of contract by Leap and an additional event of default under the Vendor Debt Facilities.

                  Securities Class Action Litigation. Between December 5, 2002 and February 7, 2003, nine securities class action lawsuits were filed against Leap, Harvey P. White, Leap's Chairman and Chief Executive Officer ("White"), Susan G. Swenson, Leap's President, Chief Operating Officer and director ("Swenson"), and Manford Leonard, Leap's Vice President and Controller ("Leonard"), in the United States District Court for the Southern District of California on behalf of all persons who purchased or otherwise acquired Old Leap Common Stock from February 11, 2002 through July 24, 2002 (the "Class Period"). The nine lawsuits are captioned: (1) Solomon Schechter v. Leap, White, Swenson and Leonard, Case No. 02-CV-02385-J (JAH); (2) James Threkeld v. Leap, White, Swenson and Leonard, Case No. 2455-J (POR); (3) Jack Hearn v. Leap, White, Swenson and Leonard, Case No. 02-CV-2515-BTM (LSP); (4) Jonathan Crowell, Trustee of the Cornelia I. Crowell Trust v. Leap, White, Swenson and Leonard, Case No. 02-CV-2514-JM (LAB); (5) Bridget Gillen v. Leap, White, Swenson and Leonard, Case No. 02-CV-2545-J (JFS); (6) Andrew Bennet v. Leap, White, Swenson and Leonard, Case No. 02-CV-2563-IEG (JFS); (7) Reginald J. Hudson v. Leap, White, Swenson and Leonard, Case No. 03-CV-0072-K (JAH); (8) Cyril Marsden v. Leap, White, Swenson and Leonard, Case No. 03-CV-0158-H (JAH); and (9) Gary Kissinger v. Leap, White, Swenson and Leonard, Case No. 03-CV-0257-JM (RBB). These lawsuits are virtually identical and each alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, by issuing a series of material misrepresentations to the market during the Class Period, thereby artificially inflating the price of Old Leap Common Stock. Plaintiffs allege that defendants concealed the deteriorated value of Leap's wireless licenses by relying upon a fraudulent impairment test of those assets, which resulted in a gross and material overstatement of the value of Leap's assets in its financial statements. The actions seek an unspecified amount of damages, plus costs and expenses related to bringing the actions. On March 14, 2003, the Court entered plaintiffs' stipulation and order for the appointment of lead plaintiffs and approval of lead plaintiffs' selection of lead counsel and ordered the cases consolidated under the caption In re Leap Wireless International, Inc. Securities Litigation, Case No. 02-CV-2388J (AJB). On May 23, 2003,. the plaintiffs filed an amended complaint that only named White and Swenson as defendants.

                  Derivative Action. On February 24, 2003, plaintiff Steven Zawalick filed a purported derivative action on behalf of Leap against Morgan Stanley & Co., Inc., Donaldson Lufkin Jenrette Securities Corporation, Bear Stearns & Co., Inc., ABN AMRO Incorporated and Credit Suisse First Boston Corp., each of whom were initial purchasers in the private placement of Old Leap Notes on February 23, 2000, and nominally against Leap, in the Supreme Court of the State of New York, Case
No. 03600591. The complaint alleges that the sales were disguised loan brokerage transactions and that the investment banking firms charged excessive brokerage fees in violation of New York General Obligations Law Section 5-531, which limits the fees payable to loan brokers. The complaint seeks compensatory damages, costs and fees in connection with bringing suit, and other remedies. Leap believes the plaintiff lacked a right to bring the claim, that the complaint violates the automatic stay and that the claim is without merit and intends to defend the case vigorously.

                  Nasdaq Delisting. On December 11, 2002, Old Leap Common Stock was delisted from the Nasdaq National Market and began trading on the OTC Bulletin Board.

B.       CRICKET COMMUNICATIONS, INC.

                  Purchase Agreements. Cricket has entered into purchase agreements with each of Lucent, Nortel and Ericsson for the purchase of network infrastructure products and services. Prior to filing the Petition, consistent with the terms and conditions of the purchase agreements, Cricket transferred equipment, software, licenses and certain contract rights under the Lucent, Nortel and Ericsson purchase agreements to each of Cricket Performance I, Inc., Cricket Performance II, Inc. and Cricket Performance III, Inc., respectively. Each of these transferees is a Delaware corporation and wholly-owned subsidiary of Cricket. None of Cricket Performance I, Inc., Cricket Performance II, Inc. or Cricket Performance III, Inc. have filed for bankruptcy.

                  Cricket and Lucent are currently negotiating the terms under which Cricket may assume its purchase agreement with Lucent, if at all. In connection with those negotiations, Lucent has challenged the validity of the pre-petition transfers of equipment, software, licenses and contract rights to Cricket Performance I, Inc. However, Cricket believes the transfers were valid. Lucent and Cricket continue to negotiate with respect to outstanding disputes under the purchase agreement and a possible assumption of the purchase agreement. If the parties do not reach agreement, their disputes concerning the purchase agreement may be brought before the Bankruptcy Court for resolution. Failure to reach an agreement could eventually lead to Cricket's rejection of the Lucent purchase agreement, and to a decision by Lucent not to sell products and services to Reorganized Cricket, including software enhancements and upgrades. A FAILURE BY CRICKET AND LUCENT TO RESOLVE THEIR CURRENT DISPUTES CONCERNING THE PURCHASE AGREEMENT COULD HAVE A MATERIAL ADVERSE EFFECT ON THE REORGANIZED DEBTORS AND CRICKET PERFORMANCE I AND THEIR BUSINESSES FOLLOWING THE EFFECTIVE DATE.

                  Nortel Networks disputes the validity of Cricket's purported transfer of the RTU License and the RTM License for the software furnished Cricket under the Amended and Restated System Equipment Purchase Agreement dated as of December 23, 2002, between Cricket and Nortel Networks, as well as Cricket's purported transfer of any other equipment, software, licenses or other contract rights, to Cricket Performance II or any other entity. Among other things, Nortel Networks asserts that its contract expressly states that it may not be assigned by Cricket without the express prior written consent of Nortel Networks, which consent was not given. However, Cricket believes that the transfers were valid. Notwithstanding the foregoing, Cricket and Nortel Networks currently are negotiating the terms under which Reorganized Cricket may assume Cricket's purchase agreement with Nortel Networks, if at all. If the parties do not reach agreement, their disputes concerning, among other things, the purchase agreement and the assignment of portions thereof may be brought before the Bankruptcy Court for resolution. A failure by Cricket and Nortel Networks to resolve their disputes concerning the purchase agreement could eventually lead to Cricket's rejection of the Nortel Networks purchase agreement, and to a decision by Nortel Networks not to sell products and services to Reorganized Cricket, including software enhancements and upgrades. A FAILURE BY CRICKET AND NORTEL NETWORKS TO RESOLVE THEIR CURRENT DISPUTES CONCERNING THE PURCHASE AGREEMENT COULD HAVE A MATERIAL ADVERSE EFFECT ON THE REORGANIZED DEBTORS AND CRICKET PERFORMANCE II, INC. AND THEIR BUSINESSES FOLLOWING THE EFFECTIVE DATE.

                  Vendor Financing. In connection with the purchase agreements described above, Cricket entered into Vendor Debt Facilities with each of Lucent, Nortel and Ericsson to finance purchases of network infrastructure products and services plus interest expense and other costs and origination and commitment fees related to the credit facilities. As of the Petition Date, Cricket was in default under each of its Vendor Debt Facilities. As of March 31, 2003, Cricket had approximately $1,614.3 million outstanding under its Vendor Debt Facilities. Substantially all of the indebtedness originally issued under the Vendor Debt Facilities has been resold to approximately 100 institutional investors by each of Lucent, Nortel and Ericsson and their transferees. These institutional investors now constitute almost all of the Holders of the Old Vendor Debt, and several of these institutional investors now comprise the Informal Vendor Debt Committee. In addition, as of March 31, 2003, Cricket had $49.9 million payable to Lucent, Nortel and Ericsson for the purchase of equipment and services.

                  Because of the events of default under the Vendor Debt Facilities, each of the lenders under those facilities terminated their commitments under the Vendor Debt Facilities. The defaults also provide the lenders under such facilities with various rights under their Vendor Debt Facilities and related security agreements, including the right to foreclose on the collateral pledged to secure the outstanding loans, subject to the requisite approval of the Bankruptcy Court. The loans to Cricket under the Old Vendor Debt facilities were guaranteed by CCH, the License Holding Companies and the Property Holding Companies. The Collateral pledged to secure the Old Vendor Debt includes all of the stock of Cricket, substantially all of the License Holding Companies and the Property Holding Companies, and all of their respective assets, and all of the assets of CCH. Thus, the holders of Old Vendor Debt Claims have secured claims against CCH, Cricket, substantially all of the License Holding Companies and the Property Holding Companies equal to the value of the Collateral and general unsecured claims against such entities to the extent of any deficiency. As noted above, Leap pledged the stock of substantially all of the License Holding Companies owned by Leap to secure the outstanding loans to Cricket under the Old Vendor Debt facilities, but Leap did not expressly guarantee the loans. Thus, the holders of the Old Vendor Debt Claims also have secured claims against Leap equal to the value of the stock pledged by Leap as Collateral and General Unsecured Claims against Leap, including any undersecured Claim that could be asserted by operation of the Bankruptcy Code.

                  Lucent, Nortel and Ericsson originally agreed to share collateral and limit total loans secured thereunder to $1,845.0 million. Borrowings under each of the Vendor Debt Facilities accrued interest at a rate equal to LIBOR plus 3.5% to 4.25% or a bank base rate plus 2.5% to 3.25%, in each case with the specific rate based on the ratio of total indebtedness to EBITDA, as defined in the Vendor Debt Facilities. If an event of default has occurred and is continuing, the administrative agent under a Vendor Debt Facility, at the request of the lenders under the Vendor Debt Facility, may restrict Cricket's ability to choose LIBOR interest rates for outstanding borrowings. Any rate that is not paid when due under a Vendor Debt Facility will bear interest after the due date at the rate then applicable to base rate loans plus 2%. The Vendor Debt Facilities provide that principal payments under each of the Vendor Debt Facilities were scheduled to begin in December 2002 for Lucent and in December 2003 for Nortel and Ericsson, with a final maturity in June 2007 for Lucent and in September 2008 for Nortel and Ericsson. Repayment of principal is required in 20 quarterly payments, with the annual principal repayments totaling 10%, 15%, 20%, 25% and 30% of the principal outstanding at the end of the availability period, respectively, during the first through fifth years following the end of the availability period. Cricket did not make the first principal payment due in December 2002 under the Lucent Vendor Debt Facility, which constituted an event of default under the agreement. Borrowings under the Vendor Debt Facilities at March 31, 2002 had a weighted-average effective interest rate of 10.1% per annum. The Vendor Debt Facilities require that Cricket maintain interest rate cap agreements so that 50% of the long-term indebtedness of Cricket either bears interest at a fixed rate or is covered by interest rate cap agreements.

                  Remaining fees currently due Nortel, Lucent, Ericsson and others under the Vendor Debt Facilities (which fees also constitute Old Vendor Debt secured by the Collateral described above) include origination, commitment and administrative agent fees totaling approximately $40.5 million.

                  Each of the Vendor Debt Facilities contain various covenants and conditions, including minimum levels of customers and covered potential customers that must increase over time, minimum revenues, minimum EBITDA, limits on annual capital expenditures, dividend restrictions (other than the Nortel Facility) and other financial ratio tests.

C.       OTHERS

                  Debt Obligations to the FCC and Note Payable. As of the Petition Date, certain of the License Holding Companies had assumed an aggregate of approximately $78 million in debt obligations to the FCC as part of the purchase price for wireless licenses. The terms of the notes include interest rates ranging from 6.25% to 9.75% per annum and quarterly principal and interest payments until maturity through July 2007. The notes were discounted using management's best estimate of the prevailing market interest rate at the time of purchase of the wireless licenses ranging from 9.75% to 10.75% per annum. At March 31, 2003, the weighted-average effective interest rate for the License Holding Companies' debt obligations to the FCC and GLH was 9.9% per annum.

                  In April 2002, Leap completed the exchange of certain wireless licenses with GLH. Pursuant to the agreement, GLH assumed FCC debt totaling $8.4 million related to certain of the wireless licenses transferred to GLH in the exchange. In consideration for GLH's assumption of the FCC debt, Leap provided to GLH a note payable totaling $8.4 million, which is secured by a pledge of the stock of Cricket Licensee XI, Inc., a Leap subsidiary that owns certain wireless licenses that are not used in the Cricket business. In January 2003, Leap chose not to make a payment of principal and accrued interest that was due on the note, which constituted an event of default. Leap has received a notice of default from GLH and a notice of acceleration of the principal and accrued interest balance. GLH has also notified Leap that it intends to foreclose on the collateral.

                                  SECTION IV.

                            KEY EVENTS LEADING TO THE
                      COMMENCEMENT OF THE CHAPTER 11 CASES

A.       PRE-PETITION PLAN NEGOTIATIONS

                  To address the Debtors' long-term financial needs, the Debtors' management began developing plans to improve the Debtors' capital structure. In order to maximize the recovery for their stakeholders, the Debtors, with the assistance of their financial advisor, determined that this could be achieved best through a restructuring. As such, in the Fall of 2002, the Debtors facilitated the organization of the Informal Vendor Debt Committee and the Informal Noteholder Committee and paid for financial and legal advisors to such committees. Thereafter, the Debtors began negotiations with each of the Informal Vendor Debt Committee and the Informal Noteholder Committee to develop and consummate a consensual restructuring of the Old Leap Notes and the Old Vendor Debt.

                  The major issue to be resolved between the Informal Vendor Debt Committee and the Informal Noteholder Committee arose from the March 2002 amendments to the Vendor Debt Facilities. On March 18, 2002, Cricket and the Holders of the Old Vendor Debt amended the Vendor Debt Facilities to revise certain covenants dealing with EBITDA. Concurrently with those amendments, Leap agreed to (a) transfer additional FCC licenses to License Holding Companies (and thereby make such licenses part of the Vendors' collateral pool) and (b) transfer Cash from Leap to both Cricket and the License Holding Companies (the latter primarily to fund obligations owing to the FCC with respect to licenses) (the "March Agreement"). Through August 2002, Leap made a variety of downstream transfers in accordance with the March Agreement. For example:

                  - In March 2002, Leap transferred approximately $86.6 million to CCH as a capital contribution, and caused CCH to transfer such amounts to Cricket as a capital contribution.

                  - In May 2002, Leap transferred a refund from the FCC (in the approximate amount of $34.5 million) to CCH as a capital contribution, and caused CCH to transfer such amounts to Cricket as a capital contribution.

                  - Between March and August 2002, Leap transferred 28 licenses to Cricket Licensee (Reauction), Inc. Cricket Licensee (Reauction), Inc. had previously executed a security agreement and guarantee in favor of the Vendors. Also between March and August 2002, Leap pledged the stock and assets of Cricket Licensee (Albany), Inc., Cricket Licensee (Columbus), Inc. and Cricket Licensee (Macon), Inc. to secure the obligations of Cricket under the Vendor Debt Facilities. Each of the foregoing License Holding Companies executed security agreements and guarantees in favor of the Vendors in connection with such pledge.

                  If Leap had not executed the March Agreement and the Holders of Old Vendor Debt had terminated the Vendor Debt Facilities and exercised remedies, the entire Leap/Cricket corporate enterprise could have been threatened. Moreover, a default and acceleration under the Vendor Debt Facilities would have caused an Event of Default under the Indenture.

                  The Informal Noteholder Committee alleged that the March Agreement (and related downstream transfers and/or pledges of Cash and assets by Leap) constituted a fraudulent transfer. The Debtors and the Informal Vendor Debt Committee disputed those allegations. The Informal Vendor Debt Committee alleged that Leap breached its obligations under the March Agreement by failing to make certain additional downstream contributions required thereunder. In order to avoid litigation and expense, the Debtors, the Informal Noteholder Committee and the Informal Vendor Debt Committee agreed to resolve any dispute arising from the March Agreement (and any other intercompany transfer between the Debtors). That resolution is reflected in the terms and conditions of the Plan. In essence, the Holders of Leap General Unsecured Claims will receive their beneficial interests in the Leap Creditor Trust and the Leap General Unsecured Claim Cash Distribution and, upon the occurrence of the Effective Date, will receive the Leap General Unsecured Claim Equity Distribution (representing 3.5% of the issued and outstanding shares of New Leap Common Stock on the Effective Date), in exchange for a full settlement and mutual release of any and all Litigation Claims and Intercompany Claims that could have been asserted pre-petition (and any Litigation Claims arising out of any alleged preference or fraudulent transfer) by any Debtor, its Estate, the Holders of General Unsecured Claims against Leap and Holders of Old Vendor Debt as follows:

                  The Plan implements a compromise of any and all claims, whether known or unknown, liquidated or contingent, asserted or unasserted, for recoveries for fraudulent transfers, preferences, breach of contract or any other actual or potential cause of action, between and for the benefit of each of the Debtors and their Estates (and their respective officers, directors, professionals and agents), the Informal Vendor Debt Committee and the Official Committee (and each committee's respective members, professionals and agents in such capacity) and, to the maximum extent permitted by law, all current and former Holders of Old Vendor Debt (in the capacity as such Holder) and current and former administrative agents under the Vendor Debt Facilities (in the capacity as such agent) and
                                       11

                  Holders of Leap General Unsecured Claims, in each case with respect to any and all transfers between the Debtors (other than as expressly provided in the Plan). The occurrence of the Confirmation Date is conditioned upon, among other matters, the entry of a Confirmation Order describing and implementing mutual general releases by each of the Debtors, the Official Committee, the Informal Vendor Debt Committee, the Holders of General Unsecured Claims against Leap and the Holders of Old Vendor Debt in form and substance satisfactory to such parties. The effectiveness of these releases to former Holders of Old Vendor Debt (in the capacity as such Holder) and former administrative agents under the Vendor Debt Facilities (in the capacity as such agent) is expressly conditioned upon the granting of mutual releases by such parties to Leap, its Estate and the Holders of Leap General Unsecured Claims. If a former Holder of Old Vendor Debt (in the capacity as such Holder) or former administrative agent under the Vendor Debt Facilities (in the capacity as such agent) asserts any claim released hereunder against Leap, its Estate and the Holders of Leap General Unsecured Claims, such former Holder of Old Vendor Debt (in the capacity as such Holder) or former administrative agent under the Vendor Debt Facilities (in the capacity as such agent) shall not be entitled to the benefits of the releases described herein.

                  In April 2003, the Debtors and members of the Informal Vendor Debt Committee and the Informal Noteholder Committee agreed to the general business terms of the Plan.

                                   SECTION V.

                              THE CHAPTER 11 CASES

A.       DISCLOSURE STATEMENT AND PLAN CONFIRMATION HEARINGS

                  The Debtors filed this Disclosure Statement and the Plan with the Court on July 30, 2003. The Court considered the adequacy of the Disclosure Statement and the Plan at hearings on June 17, 2003 and July 22, 2003. The Confirmation Hearing in respect of the Plan has been scheduled for September 29, 2003 at 10:00 a.m., Pacific Time, before the Honorable Louise DeCarl Adler in the United States Bankruptcy Court for the Southern District of California, Jacob Weinberger U.S. Courthouse, 325 West F Street, San Diego, California 92101.

B.       SIGNIFICANT MOTIONS DURING THE CHAPTER 11 CASES(5)

                  Simultaneous with the filing of their Petitions, the Debtors filed numerous "first day" motions seeking orders from the Court authorizing the Debtors to retain professionals and providing the Debtors certain relief from certain administrative requirements imposed by the Bankruptcy Code. On April 14, 2003 and at various dates thereafter as reflected on the Docket, the Court entered orders granting the Debtors the various forms of relief requested. In particular, the Debtors obtained orders approving, inter alia, the following motions and applications:

         (a)      MOTIONS RELATING TO ADMINISTRATION OF CASES:

                  (i) Motion for Order Directing the Joint Administration of the Chapter 11 Cases;

                  (ii)     Emergency Application for Order Under 28
                           U.S.C. Section 156(c) Authorizing the Retention of Poorman-Douglas Corporation as Notice, Claims and Data Management Agent for the Debtors;

------------------------

(5) For copies of motions filed by the Debtors, please log on to the Debtors' website, www.leapreorganization.com.

                  (iii) Motion for Order Authorizing Debtors to Employ and to Compensate Certain Professionals in the Ordinary Course of Business;

                  (iv) Application to Retain and Employ and Compensate Latham & Watkins LLP as General Bankruptcy Counsel for the Debtors;

                  (v) Application to Retain UBS Securities LLC as Financial Advisor to the Debtors; and

                  (vi) Motion for Order Establishing Notice and Service Requirements in Debtors' Chapter 11 Cases and Authorizing Debtors to Give Limited Notice.

         (b)      MOTIONS RELATING TO FINANCING:

                  (i) Motions for Interim (granted) and Final (pending) Order Authorizing the Use of Cash Collateral and Granting Replacement Liens.

         (c)      MOTIONS RELATING TO EMPLOYEES AND THE OPERATION OF THE
                  BUSINESS:

                  (i) Motion for Order (A) Authorizing Debtors to (1) Pay Prepetition Employee Wages, Salaries, Bonuses and Related Items, (2) Reimburse Prepetition Employee Business Expenses, (3) Make Payments for Which Payroll Deductions Were Made, (4) Make Prepetition Contributions and Pay Benefits Under Employee Benefit Plans and (5) Pay All Costs Incidental to the Foregoing Payments and Contributions, and (B) Authorizing and Directing Applicable Banks and Other Financial Institutions to Receive, Process, Honor and Pay Any and All Checks Drawn on Debtors' Accounts for Such Purposes;

                  (ii) Motion for Order Authorizing Implementation of Retention Plan;

                  (iii) Motion for Order Authorizing Implementation of Severance Agreements for Senior Management; and

                  (iv) Motion for Order (I) Authorizing Continued Use of Existing Business Forms and Records and Maintenance of Existing Corporate Bank Accounts and Cash Management Systems, (II) Approving Investment Guidelines and (III) Authorizing Continuation of Intercompany Transactions.

         (d)      MOTIONS RELATING TO VENDORS AND SUPPLIERS:

                  (i) Motion for Authority to Pay Certain Critical Prepetition Trade Creditors in the Ordinary Course; and

                  (ii) Motion for Order Pursuant to 11 U.S.C. Sections 105, 503(b), 507(a) and 366 (I) Prohibiting Utilities from Altering, Refusing or Discontinuing Services on Account of Prepetition Invoices and (II) Establishing Procedures For Determining Requests for Additional Adequate Assurance.

The Debtors have paid Allowed pre-petition amounts owing to the critical vendors that the Debtors intend to pay pursuant to these motions; provided, however, the Debtors are dealing separately with utilities pursuant to the Court Order with respect to adequate assurance for utilities. The Debtors do not intend to make any further payments to critical vendors based on prepetition amounts outstanding.

         (e)      MOTIONS RELATING TO CUSTOMERS:

                  (i) Motion for an Order Pursuant to 11 U.S.C. Section 105(a) Authorizing, but not Directing, Debtors to Honor Certain Prepetition Obligations to Consumer Customers and to Continue Certain Consumer Customer Programs and Practices.

         (f)      OTHER MOTIONS:

                  (i) Motion for Order Pursuant to Sections 105(a) and 541 of the Bankruptcy Code Authorizing the Debtors to Pay Prepetition Sales and Use Taxes, Regulatory Fees and Business License Fees and Directing Wells Fargo Bank to Honor Prepetition Checks for Payment of Prepetition Sales and Use Taxes, Regulatory Fees and Business License Fees; and

                  (ii) Motion for Order Authorizing the Debtors to Reject Certain Executory Contracts and Non-Residential Real Property Leases Nunc Pro Tunc to the Petition Date.

C.       DEADLINE TO FILE PROOF OF CLAIMS AND INTERESTS

                  On April 13, 2003, the Debtors also filed a motion seeking an order (the "Bar Date Order") from the Court requiring any person or entity holding or asserting a claim against the Debtors to file a written proof of claim with Poorman-Douglas Corporation at the following address: Leap Wireless International, Inc. c/o Poorman-Douglas Corporation, 10300 SW Allen Boulevard, Beaverton, Oregon 97005, Attention: Leap Wireless International Claims Processing, on or before 4:00 p.m. (Pacific Time) on June 28, 2003 (the "Bar Date"). The motion requested that any person or entity that fails to timely file a proof of claim will be barred, estopped and enjoined forever from voting on, or receiving a distribution under, the Plan, and will be barred, estopped and enjoined forever from asserting a Claim against the Debtors, their Estates, Reorganized Debtors, and any of their successors or assigns. On April 14, 2003, the Court entered the Bar Date Order and pursuant to such order, June 28, 2003 was established as the Bar Date.

                  The Debtors subsequently discovered that a number of parties in interest who may hold claims against the Debtors were not served by mail with the notice of the Bar Date by the Debtors (the "Additional Parties"). Accordingly, on June 30, 2003, the Debtors filed an ex parte motion for an order fixing a supplemental Bar Date. By order dated July 28, 2003, the Court fixed September 2, 2003 as the supplemental Bar Date with respect to the Additional Parties.

                  The Bar Date for governmental entities was established by the Court as July 28, 2003.

D.       ASSUMPTION AND REJECTION OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

         1.       ASSUMPTION AND CURE

                  The Debtors are parties to thousands of executory contracts and non-residential real property leases. On or before 17 days prior to the Voting Deadline, the Debtors will File a schedule of such contracts and leases that they intend to assume or assign to another Debtor, along with proposed cure amounts that will be paid by the Reorganized Debtors (the "Assumption Schedule"). Within one business day following the Filing of the Assumption Schedule, the Debtors will serve the Assumption Schedule on the non-debtor parties to the contracts and leases set forth on the Assumption Schedule, the Official Committee and the Informal Vendor Debt Committee. Any party to a contract or lease who objects to the listed cure amounts must File and serve an objection on counsel no later than thirty (30) days after the Debtors File and serve the Assumption Schedule. Failure to File and serve a timely objection shall be deemed consent to the cure amounts listed on the Assumption Schedule. Any cure amounts shall be the responsibility of Reorganized Cricket.

                  Any monetary amount by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default, if any, will be satisfied, pursuant to Section 365(b)(1) of the Bankruptcy Code, at the option of the applicable Reorganized Debtor: (a) by payment of the default amount in Cash on the Effective Date or (b) on such other terms as are agreed to by the parties to such executory contract or unexpired lease. All such payments will be made by Reorganized Cricket. If there is a dispute regarding: (i) the amount of any cure payment; (ii) the ability of a Reorganized Debtor to provide "adequate assurance of future performance" (within the meaning of Section 365 of the Bankruptcy Code) under the contract or lease to be assumed or assigned; or
(iii) any other matter pertaining to assumption, the cure payments required by
Section 365(b)(1) of the Bankruptcy Code will be made following the entry of a Final Order resolving the dispute and approving the assumption.

                  The Confirmation Order will constitute an Order of the Court approving the assumptions described on the Assumption Schedule, pursuant to
Section 365 of the Bankruptcy Code, as of the Effective Date. Notwithstanding the foregoing, if, as of the date the Bankruptcy Court enters the Confirmation Order, there is pending before the Bankruptcy Court a dispute concerning the cure amount or adequate assurance for any particular contract or lease (or if the time period for a non-Debtor to object to the cure amount has not yet lapsed), the assumption of such contract or lease shall be effective as of the date the Bankruptcy Court enters an order resolving any such dispute and authorizing assumption by the applicable Debtor. Moreover, the assumption of the Lucent System Equipment Purchase Agreement is conditioned upon payment by Cricket of the applicable cure amount and Cricket demonstrating adequate assurance of future performance.

                  Any executory contract or lease not listed on the Assumption Schedule or that is not the subject of a motion to assume that is pending on the Confirmation Date shall be deemed rejected as of the Confirmation Date. The Debtors reserve the right to amend the Assumption Schedule at or prior to the Confirmation Hearing. If the Debtors add a contract or lease to the Assumption Schedule after the Assumption Schedule is originally Filed (as described above), the Debtor party to the applicable contract or lease shall serve the non-Debtor party to such contract or lease with notice (a) that the contract or lease has been added to the Assumption Schedule and (b) of the Debtor's proposed cure amount (the "Amended Assumption Schedule Notice"). The non-Debtor party shall have 30 days after service of the Amended Assumption Schedule Notice to File and serve an objection to the cure amount. To the extent the parties have a dispute with respect to the cure amount, the Debtors shall create a reserve for the full amount of the cure amount pending resolution of such dispute (either by stipulation or court order). The reserve described in the preceding sentence shall not be reduced by any other reserve established pursuant to the Plan.

                  The Debtors are early in their review of which contracts and leases are to be assumed and which are to be rejected. Based on their review to date, including a review of amounts currently shown as outstanding for such leases and contracts in the Debtors' accounts payable system, the Debtors currently believe that the total amount of cure payments for assumed leases and contracts will not exceed $65 million. The Debtors have not yet finalized their list of contracts and leases to be assumed, and the foregoing estimate could vary materially after the Debtors have finally determined which contracts and leases to accept and have negotiated or resolved any disputed cure amounts. All such cure payments will be made by Reorganized Cricket.

         2.       REJECTION AND DAMAGES

                  On or before 17 days prior to the Voting Deadline, the Debtors will File a schedule of executory contracts and non-residential real property leases that they intend to reject (the "Rejection Schedule"). Within one business day following the Filing of the Rejection Schedule, the Debtors will serve the Rejection Schedule on the non-debtor parties to the contracts and leases, the Official Committee and the Informal Vendor Debt Committee. The Rejection Schedule will indicate those contracts and leases that will be rejected as of the Confirmation Date, and which will be rejected on or before the Effective Date. The Debtors reserve the right to amend the Rejection Schedule at or prior to the Confirmation Hearing. All Claims for damages arising from the rejection of executory contracts or unexpired leases must be Filed with the Court in accordance with the terms of the order authorizing such rejection, or, if not rejected by separate order, within sixty (60) days from the entry of the Confirmation Order. Any Claims not Filed within such time will be forever barred from assertion against the Debtors, the Estates, the Reorganized Debtors and the Leap Creditor Trust, unless a stipulation has been entered into with respect to the rejection of such executory contract or unexpired lease by the applicable Debtor and non-Debtor party, with the approval of the Official Committee or the Leap Creditor Trust Trustee, as applicable, for executory contracts and unexpired leases to which Leap is a party or with the approval of the Informal Vendor Debt Committee for all other executory contracts and unexpired leases. Each of the Allowed Claims arising from the rejection of executory contracts or unexpired leases shall be treated as a General Unsecured Claim of the applicable Debtor that was party to such contract or lease.

                  The Debtors are early in their review of which contracts and leases are to be assumed and which are to be rejected. Based on that review to date, the Debtors currently believe that the total amount of rejection damages solely for Leap will not exceed $17 million. Leap has not yet finalized its list of contracts and leases to be rejected, and the foregoing estimate could vary materially after Leap has finally determined which contracts and leases to reject, rejection damage claims have been filed by the other parties to contracts and leases that are rejected, and such claims have been settled between Leap and such parties or otherwise have been resolved. Any such rejection damages will be classified as Class 4 General Unsecured Claims against Leap, and such damages could materially impact the recoveries to Holders of General Unsecured Claims against Leap.

                  Whether or not listed on the Rejection Schedule, any executory contract or lease not listed on the Assumption Schedule or that is not the subject of a motion to assume that is pending on the Confirmation Date shall be deemed rejected as of the Confirmation Date. The Confirmation Order shall constitute an Order of the Court approving such rejections described herein, pursuant to Section 365 of the Bankruptcy Code.

E.       PARTIES IN INTEREST AND PROFESSIONALS

         1.       THE DEBTORS' PROFESSIONALS

                  During the course of the Chapter 11 Cases, the Court has approved the Debtors' retention of the following professionals to advise the Debtors in a variety of areas: Latham & Watkins LLP (bankruptcy counsel) and UBS Securities LLC (the Debtors' financial advisor). Moreover, pre- and postpetition the Debtors investigated the potential of obtaining a third party equity investment. At the request of the Informal Vendor Debt Committee, the Debtors intend to file an application for Cricket to retain an investment banker to continue the Debtors' efforts to solicit new equity investments from third parties and to evaluate proposals regarding the same.

         2.       THE COMMITTEES AND THEIR PROFESSIONALS

                  On April 25, 2003, the United States Trustee for the Southern District of California, pursuant to Section 1102 of the Bankruptcy Code, appointed the Official Committee to represent the interests of all holders of unsecured claims in Leap's Chapter 11 Case. The Official Committee currently consists of the following creditors: Goldman Sachs & Co., Aspen Advisors LLC, QUALCOMM Inc., Aquitania Partners, LP, Royal Bank of Canada and US Bank National Assoc.

                  The Official Committee retained Kramer Levin Naftalis & Frankel LLP and Irell & Manella as legal counsel and Chanin Capital Partners, LLC as financial advisors. The Court has entered an order approving the foregoing retentions. The Official Committee has employed no other professionals during the pendency of the Chapter 11 Cases.

                  The Informal Vendor Debt Committee retained Andrews & Kurth LLP and Pyle Sims Duncan & Stevenson as legal counsel, Goldberg, Godles, Wiener & Wright as special FCC counsel, and Communications Technology Advisors (CTA), as financial advisors.

                                   SECTION VI.

                   THE FUTURE BUSINESS OF REORGANIZED DEBTORS

A.       CAPITALIZATION AND STRUCTURE OF REORGANIZED DEBTORS

                  Except as otherwise provided in any provision of the Plan, on the Effective Date, the Leap Creditor Trust Assets shall vest in the Leap Creditor Trust and all property of the other Estates will vest in the Reorganized Debtors, as applicable, free and clear of all Liens, Claims, encumbrances and Interests. From and after the Effective Date, each Reorganized Debtor may operate its business and use, acquire and dispose of property and settle and compromise Claims or Interests arising post-Confirmation without supervision by the Court and free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules or the Local Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and the Confirmation Order.

                  Except as otherwise provided in the Plan or the Confirmation Order, all Cash necessary for the Reorganized Debtors to make payments pursuant to the Plan will be obtained from the Reorganized Debtors' Cash balances or borrowings and the operations of the Reorganized Debtors. Notwithstanding the foregoing, all Cash necessary for the Leap Creditor Trust Trustee to make payments pursuant to the Plan will be obtained from Leap Creditor Trust Assets.

                  In sum, the Plan provides for a reorganization of the Debtors under Reorganized Leap. Specifically, the means of executing and implementing the Plan are as follows:

                  On the Effective Date, (i) the Old License Holding Company Common Stock will be cancelled and each Reorganized License Holding Company will issue to Reorganized Leap 100% of the issued and outstanding shares of New License Holding Company Common Stock, (ii) the Old Other Subsidiary Common Stock will be cancelled and each Reorganized Other Subsidiary will issue to Reorganized Leap 100% of the issued and outstanding shares of New Other Subsidiary Common Stock, and (iii) the Old Property Holding Company Common Stock will be cancelled and each Reorganized Property Holding Company will issue to Reorganized Cricket 100% of the issued and outstanding shares of New Property Holding Company Common Stock.

                  Also on the Effective Date, (i) the Old Leap Common Stock will be cancelled, (ii) Reorganized Leap will issue and contribute 96.5% of the issued and outstanding shares of New Leap Common Stock to CCH, (iii) Reorganized Leap will contribute all of the New License Holding Company Common Stock to CCH, and (iv) CCH will contribute all of such New Leap Common Stock and New License Company Common Stock to Reorganized Cricket. Following such contributions, on the Effective Date, CCH will be merged with and into Reorganized Cricket in a "tax-free" reorganization in compliance with Section 368(a)(1)(G) of the Internal Revenue Code, pursuant to which the Old CCH Common Stock will be converted into 100% of the issued and outstanding shares of New Cricket Common Stock. As a result, Reorganized Leap will own 100% of the issued and outstanding shares of Reorganized Cricket and each of the Reorganized Other Subsidiaries, and Reorganized Cricket will own 100% of the issued and outstanding shares of each of the Reorganized License Holding Companies, 100% of the issued and outstanding shares of each of the Reorganized Property Holding Companies and, temporarily until the distribution thereof to the Holders of Old Vendor Debt Claims, 96.5% of the New Leap Common Stock.

                  On the Effective Date, or as soon thereafter as practicable, the Holders of Old Vendor Debt Claims will receive from Cricket, on a Pro Rata basis, 96.5% of the issued and outstanding shares of New Leap Common Stock and New Senior Notes aggregating $350 million in principal amount.

                  On the Initial Distribution Date, and notwithstanding the occurrence of the Effective Date: (a) Holders of Allowed Leap General Unsecured Claims, including the Holders of Old Leap Notes, will receive, on a Pro Rata basis, beneficial interests in the Leap Creditor Trust; (b) the Leap Creditor Trust will receive the Leap General Unsecured Claim Cash Distribution (approximately $80.0 million, minus a reserve in the approximate amount of $5 million for Administrative Claims against Leap, the actual amount of which may vary materially; the amount initially withheld in reserve for Administrative Claims and Priority Claims will be subject to negotiation between the Debtors and the Official Committee); and (c) Holders of Allowed 12 1/2% Senior Secured Claims will receive, on a Pro Rata basis, the 12 1/2% Senior Secured Claim Distribution (approximately $200,000).

                  In addition, on the later of the Effective Date and the Initial Distribution Date, Reorganized Leap will issue and transfer to the Leap Creditor Trust: (a) 3.5% of the issued and outstanding shares of New Leap Common Stock as of the Effective Date for Distribution to the Leap General Unsecured Creditors and (b) the Leap Creditor Trust Assets (comprised of other assets that have a value estimated to be approximately $30.0 million-$50.0 million(6)) for subsequent sale and Distribution of the proceeds to the Leap General Unsecured Creditors. The Leap Creditor Trust Trustee will be selected by the Official Committee, and the identity of the Leap Creditor Trust Trustee will be submitted to the Court no later than 10 days prior to the Confirmation Hearing. The "Leap Creditor Trust Assets" to be transferred to the trust are the following assets:

                  (i) the PCS licenses in the Bemidji, Minnesota (10 MHz); Brainerd, Minnesota (10 MHz); Escanaba, Michigan (10
                           MHz); Pueblo, Colorado (10 MHz); and Salem, Oregon (10 MHz) BTAs and any cause(s) of action resulting from the proposed sale thereof pursuant to a previously executed agreement;

                  (ii)     Leap's stake in the Idaho joint venture with NTCH;

                  (iii) any Leap cause(s) of action listed in Leap's Schedules, including the cause of action related to the Endesa note receivable, together with any Leap causes of action that are not otherwise released under the Plan and that do not have, or could reasonably be expected to have, a material adverse effect on the Debtors or the Reorganized Debtors or their respective businesses or prospects, as reasonably determined by the Debtors or the Reorganized Debtors, with the prior approval of the Informal Vendor Debt Committee (if such committee has not disbanded) in accordance with the Plan;

                  (iv) any cause of action that is part of the Leap Estate arising from Bankruptcy Code sections 542, 543, 544, 545, 547, 548, 549 or 550, that is not otherwise released under the Plan and that is not against a potential defendant that is a vendor, customer or other party with whom the Debtors or the Reorganized Debtors have, or reasonably expect to have, a material business relationship, as reasonably determined by the Debtors or the Reorganized Debtors, with the prior approval of the Informal Vendor Debt Committee (if such committee has not disbanded) in accordance with the Plan;

------------------

(6) This range has been estimated by the Debtors based on prior testimony in the Chapter 11 Cases that these assets had an aggregate value of approximately $30 million, which the Debtors then increased to reflect what the Debtors believe is an appropriate range of values for these assets including the Endesa note receivable.

                  (v) any and all Tax Refunds that are to be delivered to the Leap Creditor Trust in accordance with the Plan;

                  (vi) Cash in an amount equal to the Leap Deposits (approximately $2.5 million, but if all such deposits are assumed by the Reorganized Debtors and corresponding amounts paid by Cricket, the maximum amount would be approximately $3.3 million); and

                  (vii) the PCS licenses in the Bozeman, Montana (20 MHz); Casper, Wyoming (15 MHz); Lewiston, Idaho (15 MHz); and Redding, California (15 MHz) BTAs and any cause(s) of action resulting from the proposed sale thereof pursuant to a previously executed agreement.

IN ACCORDANCE WITH THE NEGOTIATED SETTLEMENT BETWEEN THE LEAP INFORMAL NOTEHOLDER COMMITTEE AND THE INFORMAL VENDOR DEBT COMMITTEE LEADING TO THE PLAN, ALL OTHER ASSETS OF LEAP THAT ARE NOT SPECIFICALLY LISTED ABOVE AND DEFINED AS LEAP CREDITOR TRUST ASSETS IN THE PLAN WILL NOT BE TRANSFERRED TO THE LEAP CREDITOR TRUST AND WILL REMAIN WITH REORGANIZED LEAP, INCLUDING FOR EXAMPLE ONLY, OFFICE FURNITURE, FIXTURES, EQUIPMENT AND SUPPLIES; LEAP INTELLECTUAL PROPERTY, INCLUDING THE "LEAP" TRADEMARK; RETIREMENT PLAN ASSETS; AND AN INTER-COMPANY PAYABLE FROM CRICKET WHICH IS BEING RELEASED UNDER THE PLAN.

                  Following the Effective Date, after the satisfaction of all Allowed Administrative Claims and Allowed Priority Claims against Leap and the resolution of all Disputed Administrative Claims and Disputed Priority Claims against Leap, any remaining Cash held in reserve by Leap will be distributed to the Leap Creditor Trust. Notwithstanding anything set forth herein, if any Leap Creditor Trust Assets are converted to Cash on or after the Initial Distribution Date but prior to the Effective Date, the Cash proceeds shall be transferred to the Leap Creditor Trust as soon as practicable upon such monetization, notwithstanding the fact that the Effective Date has not occurred.

                  Holders of Old Leap Common Stock will receive nothing on account of their Interests.

                  Subject to the provisions of the Plan, and except as otherwise provided herein, property to be distributed hereunder to each Unimpaired Class shall be distributed on the later of (i) the Effective Date and (ii) the date on which the distribution to a Holder of a Claim in such Class would have been due and payable in the ordinary course of business or under the terms of the Claim in the absence of the Chapter 11 Cases. Notwithstanding any other provision of the Plan, the Debtors, the Reorganized Debtors and the Leap Creditor Trust shall not be obligated to make any distribution with respect to any unclassified Claim, or any Allowed Claim, other than those in the hands of the Holders shown on the books and records of the Debtors as of the Confirmation Hearing unless otherwise identified on a Filed proof of claim.

                  FOR AN ILLUSTRATION THAT DEPICTS THE GENERAL CORPORATE STRUCTURE OF THE DEBTORS BEFORE AND AFTER THE REORGANIZATION UNDER THE PLAN AND THAT SUMMARIZES THE DISTRIBUTIONS UNDER THE PLAN TO LEAP'S GENERAL UNSECURED CREDITORS AND THE HOLDERS OF OLD VENDOR DEBT CLAIMS, PLEASE SEE THE CHARTS ATTACHED HERETO AS EXHIBIT O.

                  Notwithstanding the foregoing, the Debtors reserve the right to merge, on or prior to the Effective Date with the consent of the Informal Vendor Debt Committee, (a) one or more License Holding Companies into another License Holding Company or into Cricket or Reorganized Cricket, and/or (b) one or more Property Holding Companies into another Property Holding Company or into Cricket or Reorganized Cricket.

B.       CERTAIN INFORMATION REGARDING THE VALUES OF FCC WIRELESS LICENSES

                  One of Leap's stockholders, MCG PCS, Inc., has asserted that the Debtors could fully repay all of their debt and still return substantial value to Leap's stockholders. The Debtors strongly disagree with this assertion. In attempting to advance its argument, MCG PCS, Inc. has raised questions about the values of one of the principal assets held by the Debtors, their FCC wireless licenses. Information concerning the value of the Debtors' wireless licenses (much of which is presented in greater detail elsewhere in this Disclosure Statement and the exhibits hereto) is set forth below.

                  The Debtors' wireless licenses are not mass commodities purchased and sold at a fixed price. Instead, there is a limited demand for these licenses and there is no formal trading market or quotation system for proposed license sales. While over the last year a number of FCC wireless licenses have been either sold, transferred or swapped, the Debtors believe that only three of these transactions disclosed enough public information to infer the valuation of the spectrum transferred in the transaction. Furthermore, the Debtors believe that over the same time period, only one transaction was completed where the licenses transferred were comparable to the Debtors' wireless licenses.

                  Estimates of the value of the Debtors' wireless licenses may span a fairly broad range depending on the time at which the licenses are valued and the assumptions made in valuing the licenses. For example, a valuation that considers a forced sale of the Debtors' licenses over a period of one year or less would be substantially lower than a valuation that assumes the Debtors' business was continuing successfully and the Debtors could, if they chose, sell all or a portion of their licenses over a multi-year period in orderly sales between a willing buyer and a willing seller. However, even though different assumptions and valuation techniques may produce a broad range of values for the Debtors' licenses, there are no reasonable prospects for any return to Leap's stockholders because of the significant outstanding debt of the Debtors.

                  Each of the Debtors' wireless licenses has been granted by the FCC and any transfer of a license requires the prior approval of the FCC. Each wireless license covers a specific amount of spectrum or bandwidth (usually 10 megahertz, or MHz, 15 MHz or 30 MHz) for service to a particular geographic region (one of 493 basic trading areas, or BTAs, categorized by the FCC). Generally, there are at least six separate PCS wireless licenses covering each BTA. Wireless licenses covering large metropolitan areas such as New York or Chicago typically are substantially more valuable than licenses covering smaller cities or rural areas such as Roswell, New Mexico or Casper, Wyoming. The values of PCS wireless licenses generally have fluctuated dramatically over the past several years. In addition, most of the Debtors' wireless licenses were issued under FCC regulations designed to assist certain small businesses (known as "designated entities") in the development of their wireless businesses (i.e., C-Block and F-Block licenses). These licenses may not be transferred to anyone other than another "designated entity" until certain buildout requirements have been met.

                  The Debtors have presented information about the values of their wireless licenses in this Disclosure Statement and other filings in connection with their bankruptcy proceedings:

                  - In the Schedules and Statements of Financial Affairs filed with the United States Trustee, the Debtors have presented the net book values of their licenses. The net book value represents the costs of acquiring such licenses less accumulated depreciation.

                  - In their liquidation analyses attached to this Disclosure Statement as Exhibit F, the Debtors have presented their best estimates of the liquidation values of their wireless licenses, assuming that they were sold in a distressed-sale environment over a 12-month period.

                  - In connection with the preparation of Leap's consolidated financial statements, Standard & Poor's Corporate Value Consulting previously delivered to Leap valuations containing a range of values for the entire portfolio of wireless licenses held by Leap and the License Holding Companies in the aggregate, but did not value each license individually. See discussion under the heading "S&P Appraisals" set forth below.

                  - The Debtors' financial advisor, UBS, performed a going concern enterprise valuation for the entire business of Reorganized Leap as of an assumed Effective Date of September 30, 2003, which is attached as Exhibit M. The valuation establishes a range of estimated values for Reorganized Leap as an operating business, which reflects the ongoing use of its assets including its wireless licenses. (The UBS going concern enterprise valuation did not reflect the value of the wireless licenses held by Leap or held by Leap subsidiaries whose stock has been pledged as security to specific creditors other than the Old Vendor Debt, and that will not be retained by Reorganized Leap.)

                  The following table summarizes the results of the information described above. Substantially all of the Debtors' wireless licenses are owned by direct subsidiaries of Leap, referred to as the License Holding Companies. The stock of most of the License Holding Companies and their wireless licenses are used in the Cricket business and/or pledged for the benefit of the Holders of Old Vendor Debt. Accordingly, these licenses are included as "Cricket Licenses" in the table below (and will remain under the control of Reorganized Leap following the Effective Date of the Plan). The licenses held by Leap are included as "Leap Licenses" in the table below.

-----------------------------------------------------------------------------------------------------------------
                                                                        Standard & Poor's
                                                                         Valuation as of           Going Concern
                             Net Book            Liquidation            12/31/02 (3) (as             Enterprise
                             Value (1)            Value (2)             allocated by Leap)           Value (4)
-----------------------------------------------------------------------------------------------------------------
Cricket Licenses          $723.6 million       $258.2 million -          $817.6 million -               N/A
                                               $336.9 million            $1,184.9 million
-----------------------------------------------------------------------------------------------------------------
Leap Licenses            $4.6 million (5)       $4.8 million -           $23.4 million -                N/A
                                                $6.2 million             $33.9 million (5)
-----------------------------------------------------------------------------------------------------------------
Going Concern                   N/A                   N/A                       N/A                $560 million -
                                                                                                   $683 million
-----------------------------------------------------------------------------------------------------------------

-------------------

                  (1) Amounts shown reflect the costs of acquiring the licenses, net of accumulated depreciation.

                  (2) Amounts shown reflect the repayment of the outstanding purchase money secured debt attributable to certain of these licenses as of the Petition Date, and exclude all wind-down costs and transaction costs that would likely be associated with a liquidation of all of such licenses.

                  (3) See discussion under the heading "S&P Appraisals" set forth below. In connection with the preparation of Leap's consolidated financial statements, Standard & Poor's Corporate Value Consulting previously delivered to Leap a valuation containing a range of values for the entire portfolio of wireless licenses held by Leap and the License Holding Companies as of December 31, 2002 in the aggregate, but did not value each such license individually. Solely for purposes of this Disclosure Statement, Leap has apportioned the aggregate value range as of December 31, 2002 set forth in the S&P report between the Cricket Licenses and Leap

Licenses, entirely on the basis of the relative aggregate MHz-Pops (i.e., the MHz of spectrum of a license multiplied by the aggregate population covered by such license) for each such grouping of licenses. The Debtors believe that this apportionment likely allocates excessive value to the Leap Licenses, as Leap holds licenses covering smaller population sizes compared to the Debtors' aggregate wireless license portfolio generally. Typically, wireless licenses covering smaller populations are substantially less valuable per MHz-Pop than licenses covering larger populations.

                  (4) See Exhibit M attached hereto. This going concern enterprise valuation, performed by UBS as of July 17, 2003, is for the entire business of Reorganized Leap as a going concern, including the use of its assets (including wireless licenses) and assumes an Effective Date under the Plan of September 30, 2003. This valuation is subject to the assumptions, limitations and qualifications described in Exhibit M.

                  (5) Excludes three licenses held by Cricket Licensee XI, Inc., a wholly owned subsidiary of Leap. The stock of Cricket Licensee XI, Inc. has been pledged to secure the GLH Note.

                  S&P APPRAISALS

                  Leap and its subsidiaries are required to prepare financial statements in accordance with generally accepted accounting principles (GAAP), including Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 requires wireless licenses classified as indefinite-lived intangible assets to be tested for impairment as of January 1, 2002 and at least annually thereafter. In connection with the preparation of its consolidated financial statements, Leap previously obtained valuations of the entire portfolio of wireless licenses held by Leap and the License Holding Companies from Standard & Poor's Corporate Value Consulting, an independent third party appraiser, as of June 30, 2002 and December 31, 2002. The independent valuations of the portfolio of wireless licenses were made on the assumption that the existing business of Leap and its subsidiaries would be ongoing and that an orderly sale of the licenses could be achieved, and assumed that the wireless licenses would change hands between willing buyers and willing sellers, neither being under any compulsion to buy or to sell.

                  Standard & Poor's utilized the "market comparable method" to estimate the value of the wireless licenses. This method indicates the fair value of an asset by comparing it to publicly available information regarding the pricing of similar assets, generally through transactions, and applying appropriate discounts or premiums based upon subsequent market and industry developments. Standard & Poor's developed a range of estimates of values per megahertz/pop (a license valuation metric frequently used in the wireless telecommunications industry) using several different analytical processes, including references to the median and mean successful bids of comparable licenses auctioned by the FCC in Auction 35, less a 30% discount, and (for the December valuation only) the average selling price of wireless licenses in a December 19, 2002 acquisition of wireless licenses by Verizon Wireless, less a 30% discount. Based on the assumptions described above, Standard & Poor's valuation report indicated that the range of values of the wireless license portfolio was between $906.1 million and $1,136.4 million as of June 30, 2002. Based on the assumptions described above, Standard & Poor's second valuation report indicated that the range of values of the wireless license portfolio was between $860.0 million and $1,246.3 million as of December 31, 2002.

                  The Debtors have furnished this information from the Standard & Poor's valuation reports as additional data for Holders of Claims and Interests to consider in evaluating the Plan. Management procured the valuation reports solely to obtain information the Debtors needed to prepare financial statements in accordance with SFAS No. 142 and generally accepted accounting principles (GAAP). THE DEBTORS DO NOT BELIEVE THEY COULD GENERATE PROCEEDS AT ALL COMPARABLE TO THE AMOUNTS REFLECTED IN THE STANDARD & POOR'S VALUATION REPORTS IF THE DEBTORS SOLD THEIR WIRELESS LICENSE PORTFOLIO AT THIS TIME.

C.       COMPOSITION OF MANAGEMENT AND THE DIRECTORS OF REORGANIZED DEBTORS

                  The Informal Vendor Debt Committee has informed the Debtors that they expect the existing senior management team to continue as the executive officers and senior management of the Debtors through the Effective Date of the Plan, and that following the Effective Date, these officers will serve at the pleasure of the Board of Directors of Reorganized Leap. The names, titles and current annual salary and target annual bonus for the existing senior management team are set forth below:

------------------------------------------------------------------------------------------------
                                                                                   TARGET ANNUAL
                                                                                     BONUS AS A
                                                                                   PERCENTAGE OF
         NAME                          TITLE                   ANNUAL SALARY       ANNUAL SALARY
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Harvey P. White                 Chairman and Chief               $502,125               80%
                                Executive Officer
------------------------------------------------------------------------------------------------
Susan G. Swenson                President and Chief              $386,250               80%
                                Operating Officer
------------------------------------------------------------------------------------------------
S. Douglas Hutcheson            Senior Vice President and        $298,700               50%
                                Chief Financial Officer
------------------------------------------------------------------------------------------------
Leonard C. Stephens             Senior Vice President,           $272,950               50%
                                Human Resources
------------------------------------------------------------------------------------------------
David B. Davis                  Senior Vice President,           $242,050               50%
                                Operations
------------------------------------------------------------------------------------------------
Glenn Umetsu                    Senior Vice President,           $270,000               50%
                                Eng., Ops. and Launch
------------------------------------------------------------------------------------------------
Robert J. Irving                Senior Vice President,           $240,000               50%
                                General Counsel
------------------------------------------------------------------------------------------------

                  The senior management executives also receive customary employee benefits, including life insurance, medical, disability and other benefits. On May 15, 2003, the Court entered an Order Authorizing Implementation of Severance Agreements, authorizing Cricket to implement severance agreements with each of the senior management executives (an application to implement a severance agreement with Mr. Irving is pending before the Court). Pursuant to the Severance Agreements, if a senior management executive is terminated without cause by Cricket within one year after the Effective Date of the Plan, or during the same period such executive terminates his or her employment with Cricket for "good reason" (e.g., material diminution in employment duties, reduction in salary or material reduction in benefits, etc.) as provided in more detail in the form of Severance Agreement filed with the Court, then such executive is entitled to (a) nine months of such executive's annual base salary at the date of termination, and (b) COBRA benefits paid by the Debtors for nine months.

                  The directors of each of the Debtors will continue to serve in such capacities until and through the Effective Date. As of the Effective Date, the new board of directors of Reorganized Leap initially shall consist of seven directors to be designated by the Informal Vendor Debt Committee. As of the date hereof, the Informal Vendor Debt Committee does not yet know who will be serving as directors of Reorganized Leap or any of the other Reorganized Debtors after the Effective Date. However, the Reorganized Debtors will identify those individuals who initially will serve as directors of the Reorganized Debtors from and after the Effective Date in a Schedule filed with the Court at least 5 days prior to the Confirmation Hearing.

                  A majority of the Board of Directors of Reorganized Leap shall select the Board of Directors and senior management of the other Reorganized Debtors.

                  Reorganized Leap may authorize appropriate compensation and bonus plans for senior management employed by the Reorganized Debtors post-Effective Date. After the Effective Date, Reorganized Leap may adopt a new incentive plan for the grant to officers, employees and directors of the Company and its subsidiaries of options to acquire shares of New Leap Common Stock. The options may be based upon a vesting schedule and any other performance criteria that may be structured by the Board of Directors of Reorganized Leap.

D.       ISSUANCE OF NEW SENIOR NOTES AND NEW LEAP COMMON STOCK

                  On the Effective Date, or as soon thereafter as practicable,

                  (a) Reorganized Leap will issue and contribute to CCH 96.5% of the New Leap Common Stock, and CCH will contribute such stock to Reorganized Cricket;

                  (b) the Holders of Old Vendor Debt will receive from Reorganized Cricket, on a Pro Rata basis, 96.5% of the New Leap Common Stock and New Senior Notes issued by Reorganized Cricket aggregating $350 million in principal amount. For a more detailed description of the New Senior Notes, please refer to Exhibit K attached hereto; and

                  (c) Leap will deliver to the Leap Creditor Trust, for Distribution to the Holders of General Unsecured Claims against Leap, on a Pro Rata basis, 3.5% of the issued and outstanding shares of New Leap Common Stock.

                  The issuance of the New Leap Common Stock and New Senior Notes under the Plan will be exempt from the registration requirements under the Securities Act of 1933, as amended, by virtue of the exemption from registration provided under Section 1145 of the Bankruptcy Code.

                  The Debtors expect that the New Leap Common Stock will not be listed for trading on any national securities exchange, automated quotation service or over-the-counter trading markets following the Effective Date. The Debtors also expect that Reorganized Leap will not be a public company that files reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), following the Effective Date, and the Debtors expect to take all actions necessary or appropriate to effect the deregistration of the Old Leap Common Stock under the Exchange Act. However, the Debtors reserve the right to cause Reorganized Leap to be a public company following the Effective Date that files reports under Section 13(a) or 15(d) of the Exchange Act if required under the rules promulgated under the Exchange Act or if the Debtors in the exercise of their business judgment, with the consent of the Informal Vendor Debt Committee, deem it to be prudent to do so, and the costs related thereto shall be paid with funds from Cricket or Reorganized Leap.

                  If prior to the Distribution of all of the New Leap Common Stock to the Leap General Unsecured Creditors any matter is submitted to the stockholders of Reorganized Leap for their approval at a meeting of stockholders (or by written consent), the Leap Creditor Trust Trustee will vote (or grant its consent to) the shares of New Leap Common Stock not yet Distributed to the Leap General Unsecured Creditors in the same relative proportions as the aggregate affirmative and negative votes cast (or consents granted) by all other stockholders properly voting on (or consenting to) such matter.

                                  SECTION VII.

                                 SUMMARY OF THE
                             PLAN OF REORGANIZATION

A.       INTRODUCTION

                  The Plan is the product of diligent efforts and intense negotiations by the Debtors, the Informal Vendor Debt Committee, the Informal Noteholder Committee and the Official Committee to formulate a plan that provides for a fair allocation of the Debtors' assets in an orderly manner, consistent with the mandates of the Bankruptcy Code and other applicable law.

                  The Debtors believe that Confirmation of the Plan is critical to the Debtors' continued survival, and that the Plan provides the best opportunity for maximum recoveries to the Debtors' creditors. The Debtors believe, and will demonstrate to the Court, that the Holders of Claims against and Interests in the Debtors will receive significantly more value under the Plan than any available alternative.

B.       CLASSIFICATION AND TREATMENT OF ADMINISTRATIVE CLAIMS,
         CLAIMS AND INTERESTS UNDER THE PLAN

                  Only administrative expenses, claims and interests that are "allowed" may receive distributions under a chapter 11 plan. An administrative claim, claim or interest becomes "allowed" when the Court determines that the administrative claim, claim or interest is a valid obligation of a debtor, including the amount. Section 502(a) of the Bankruptcy Code provides that a timely filed administrative expense claim, claim or interest is "allowed" automatically unless the debtor or another party in interest objects. Section 502(b) of the Bankruptcy Code, however, provides that certain claims may not be "allowed" in bankruptcy even if a proof of claim is filed. Such claims include, without limitation, claims that are unenforceable under a governing agreement or applicable non-bankruptcy law, claims for unmatured interest, claims for certain services that exceed their reasonable value, lease and employment contract rejection damage claims in excess of specified amounts and late-filed claims. In addition, Rule 3003(c)(2) of the Federal Rules of Bankruptcy Procedure prohibits the allowance of any claim or interest that either is not listed on the debtor's schedules or is listed as disputed, contingent or unliquidated, if the holder of such claim or interest has not timely filed a proof of claim or interest.

                  The Bankruptcy Code also requires that, for the purposes of treatment and voting, a chapter 11 plan divide different types of claims and interests into separate classes, based upon their legal nature. Claims of a substantially similar nature generally are classified together, as are interests of a substantially similar nature. As a single entity may hold multiple claims and/or interests that give rise to different legal rights, such a holder may be a member of multiple classes under a plan.

                  Under a chapter 11 plan, the separate classes of claims and interests must be designated as either "impaired" or "unimpaired." If a class of claims or interests is "impaired" under a plan, the Bankruptcy Code affords certain rights to the holders in such class, including the right to vote on the plan (with the exception of classes of claims and interests that receive no distributions under the plan, and which therefore are deemed to have rejected the plan), and the right to receive an amount under the plan that is no less than the value that claim holder would receive in a chapter 7 liquidation. Under
Section 1124 of the Bankruptcy Code, a class is "impaired" if the legal, equitable or contractual rights attaching to the claims or interests of that class are modified, other than by curing defaults and reinstating maturity or by payment in full in Cash. Typically, this means that the holder of an unimpaired claim will receive under the plan payment in full, in Cash, with prepetition interest to the extent permitted and provided under the governing agreement between the parties (if applicable) or applicable non-bankruptcy law, and the remainder of the debtor's obligations, if any, will be performed as they become due in accordance with their terms. Thus, other than the right to accelerate the debtor's obligations, the holder of an unimpaired claim will be placed in the position in which it would have been if the debtor had not commenced a chapter 11 case.

                  Consistent with these requirements, the Plan divides the Claims against, and Interests in, the Debtors into separate Classes. The following is a designation of the Classes of Claims and Interests under the Plan. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified and are excluded from the following Classes. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class, and is classified in another Class or Classes to the extent that any remainder of the Claim or Interest qualifies within the description of such other Class or Classes. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest is an Allowed Claim or Allowed Interest in that Class and has not been paid, released or otherwise satisfied before the Effective Date; a Claim or Interest which is not an Allowed Claim or Allowed Interest is not in any Class. A Disputed Claim or Disputed Interest, to the extent that it subsequently becomes an Allowed Claim or Allowed Interest, shall be included in the Class for which it would have qualified had it not been disputed. Notwithstanding anything to the contrary contained in the Plan, no distribution shall be made on account of any Claim or Interest which is not an Allowed Claim or an Allowed Interest.

                  A chart summarizing the treatment of Claims and Interests under the Plan is set forth at page vii, supra.

                  For purposes of computing distributions under the Plan, Allowed Claims do not include postpetition interest unless otherwise specified in the Plan.

                  If the Plan is confirmed, except for distributions made on the Initial Distribution Date and distributions in respect of Leap Creditor Trust Assets that are monetized after the Initial Distribution Date but prior to the Effective Date and except for Disputed Claims, distributions will be deemed made on the Effective Date if made on the Effective Date or as soon as practicable thereafter. Distributions on accounts of Claims that become Allowed Claims after the Effective Date will be made pursuant to Section 8.02 of the Plan (relating to timing and calculation of amounts to be distributed under the Plan) and
Section 8.05 of the Plan (relating to distributions on account of Disputed Claims once they are allowed).

         1.       UNCLASSIFIED - ADMINISTRATIVE CLAIMS

                  Administrative Claims include the costs and expenses of administration of the Chapter 11 Cases of a kind specified in Section 503(b) of the Bankruptcy Code and entitled to priority under Section 507(a)(1) of the Bankruptcy Code. Such costs include any actual, necessary costs and expenses of operating the Debtors' businesses and preserving the Debtors' Estates, any indebtedness or obligations incurred or assumed by the Debtors in connection with the conduct of their businesses, all compensation and reimbursement of expenses to the extent Allowed by the Court pursuant to Section 330 or Section 503 of the Bankruptcy Code, and any fees or charges assessed against the Debtors' Estates pursuant to Section 1930, Chapter 123 of Title 28 of the United States Code.

                  Pursuant to the Plan, Allowed Administrative Claims (a) will be paid Cash equal to the full unpaid portion of the Allowed Administrative Claim on the later of the Effective Date and the date on which such Administrative Claim becomes an Allowed Claim, or as soon thereafter as practicable, or (b) will receive such other treatment as to which the applicable Debtor and the holder of an Allowed Administrative Claim shall agree in writing.

                  The Debtors anticipate that, with the exception noted below, most Administrative Expenses will be paid as they come due during the Chapter 11 Cases, and that the Administrative Claims to be paid on or after the Effective Date will mainly comprise the Allowed fees and expenses incurred by professionals providing services in the Chapter 11 Cases.

                  The Debtors estimate that the amount of Allowed Administrative Claims and Priority Claims under the Bankruptcy Code (the "Effective Date Payments"), that are unpaid as of the Effective Date, will include the following: (a) the Debtors', the Informal Vendor Debt Committee's, the Informal Noteholder Committee's and the Official Committee's professionals' fees (approximately $10-15 million, including any success fees to UBS ($3.35 million), CTA ($2.65 million) and Chanin Capital Partners ($1.5 million); and
(b) severance payments, if any.

         2.       UNCLASSIFIED - PRIORITY TAX CLAIMS

                  Except as otherwise agreed to by Reorganized Debtors and the applicable taxing agency, Reorganized Debtors, as appropriate, shall pay to each holder of an Allowed Priority Tax Claim deferred Cash payments, over a period not exceeding six years from the date of assessment of such Claim, in an aggregate amount equal to the amount of such Allowed Priority Tax Claim, plus interest from the Effective Date on the unpaid portion of such Allowed Priority Tax Claim (without penalty of any kind) at the rate prescribed below. Payment of the amount of each such Allowed Priority Tax Claim shall be made in equal semiannual installments payable on June 1 and December 1, with the first installment due on June 1 or December 1 after the latest of: (a) the Effective Date; (b) 30 days after the date on which an Order allowing such Priority Tax Claim becomes a Final Order; and (c) such other time or times as may be agreed to by the holder of such Claim and the respective Reorganized Debtor. Each installment shall include interest on the unpaid portion of such Allowed Priority Tax Claim, without penalty of any kind, at the rate of 8 1/4% per annum or as otherwise established by the Court; provided, however, that the Reorganized Debtors, as appropriate, shall have the right to pay any Allowed Priority Tax Claim, or any remaining balance of such Claim, in full, at any time on or after the Effective Date, without premium or penalty of any kind.

                  The Debtors currently believe that no material Allowed Priority Tax Claims exist.

         3.       CLASSIFIED CLAIMS AGAINST AND INTERESTS IN LEAP

                  Leap Class 1A - GLH Claim. On the Effective Date, or as soon as practicable thereafter, the Holder of the Class 1A GLH Claim shall, in full satisfaction, settlement, release and discharge of and in exchange for such Secured Claim, receive the GLH Collateral. The Holder of the Allowed Secured Claim in Class 1A shall be Impaired and entitled to vote to accept or reject the Plan. The Debtors believe the amount of the Leap Class 1A Claim is approximately $8,383,941 as of the Petition Date.

                  Leap Class 1B - 12 1/2% Senior Secured Claim. On the Initial Distribution Date, or as soon as practicable thereafter, each Holder of a Class 1B 12 1/2% Senior Secured Claim shall receive, in full satisfaction, settlement, release and discharge of and in exchange for its Claim, on a Pro Rata basis, the 12 1/2% Senior Secured Claim Distribution (approximately $200,000 in the aggregate). In addition, by order entered by the Court on April 18, 2003, each Holder of a Class 1B 12 1/2% Senior Secured Claim, received, on a Pro Rata basis, the Cash in the Senior Notes Pledged Account reflecting the amount of interest owing as of April 15, 2003. Leap Class 1B is Unimpaired and shall be deemed to have voted to accept the Plan. The Debtors believe the aggregate amount of the Leap Class 1B Claims is approximately $200,000 as of the Petition Date. The holders of Leap's 12 1/2% Senior Notes also hold approximately $224.8 million of General Unsecured Claims which are included in Leap Class 4 - General Unsecured Claims.

                  Leap Class 1C - Old Vendor Debt Claim. The Holders of Old Vendor Debt have secured claims against Leap and its Estate because Leap pledged the stock of substantially all of the License Holding Companies owned by Leap as security for the Old Vendor Debt. On the Initial Distribution Date, each Holder of a Class 1C Old Vendor Debt Claim shall, in full satisfaction, settlement, release and discharge of and in exchange for its Claim against Leap and its Estate, receive the benefit of the Intercompany Releases, and on the Effective Date or as soon as practicable thereafter, on a Pro Rata basis, the Old Vendor Debt Distribution (constituting in the aggregate 96.5% of the issued and outstanding shares of New Leap Common Stock and $350.0 million aggregate principal amount of New Senior Notes). Leap Class 1C is Impaired and shall be entitled to vote to accept or reject the Plan. The Debtors believe the aggregate amount of the Leap Class 1C Claims is approximately $1.6 billion as of the Petition Date (without giving effect to the value of the Collateral pledged by Leap).

                  Leap Class 2A et seq. - Other Secured Claims. Class 2A et seq. consists of all other Secured Claims against Leap. Leap currently believes that, as of the Petition Date, Wells Fargo Bank, N.A., Travelers Casualty & Surety Co. of America and GE Capital Financial held certificates of deposit or money market funds in the amount of approximately $1.6 million, $0.8 million and $0.9 million, respectively, to secure obligations under letters of credit, surety bonds and employee credit cards, respectively. Leap expects that the Allowed Claims of the foregoing Class 2A, 2B and 2C members shall be Reinstated. Leap Class 2A, 2B and 2C Claims are Unimpaired and shall be deemed to have voted to accept the Plan.

                  Although the Debtors do not currently believe that any other Class 2A et seq. Claim Holders exist, this Class will be further divided into subclasses designated by letters of the alphabet (CLASS 2D, CLASS 2E, and so on), so that each Holder of any Secured Claim is in a Class by itself, except to the extent that there are Secured Claims that are substantially similar to each other and may be included within a single Class. Each Allowed Secured Claim in Class 2A et seq. shall, in the discretion of the Debtor with the consent of the Informal Vendor Debt Committee, receive, in full satisfaction, settlement, release and discharge of and in exchange for its Claim, any one or a combination of any of the following: (i) Cash in an amount equal to such Allowed Class 2A et seq. Claim; (ii) deferred Cash payments totaling at least the Allowed amount of such Allowed Class 2A et seq. Claim, of a value, as of the Effective Date, of at least the value of such Holder's interest in the Collateral securing the Allowed Class 2A et seq. Claim; (iii) the Collateral securing such Holder's Allowed Class 2A et seq. Claim; (iv) payments or Liens amounting to the indubitable equivalent of the value of such Holder's interest in the Collateral securing the Allowed Class 2A et seq. Claim; (v) Reinstatement of such Class 2A et seq. Claim; or (vi) such other treatment as the Debtor and such Holder shall have agreed upon in writing. The Debtor will make the foregoing election and provide notice of such election to the applicable Holder of an Allowed Class 2A et seq. Claim no later than 14 days prior to the Voting Deadline. To the extent the Debtor elects clause (i), (ii), (iv), (v) or (vi) above, any liability associated with such treatment shall be satisfied with funds from Cricket.

                  Allowed Claims in Class 2A et seq. that are paid in full in Cash or Reinstated on the Effective Date or as soon as practicable thereafter are Unimpaired under the Plan and the Holders of such Allowed Claims in Class 2A et seq. will be deemed to have voted to accept the Plan. Allowed Claims in Class 2A et seq. that receive any alternative treatment are Impaired and therefore entitled to vote to accept or reject the Plan.

                  Leap Class 3 - Priority Claims. The Plan provides that unless otherwise agreed to by Leap and the applicable Holder of a Claim, each Holder of an Allowed Claim in Class 3 will be paid the Allowed Amount of such Claim in full in Cash by Leap on or before the later of (i) the Effective Date or as soon as practicable thereafter, (ii) the date such Claim becomes an Allowed Claim and
(iii) the date that such Claim would be paid in accordance with any terms and conditions of any agreements or understandings relating thereto between Leap and the Holder of such Claim. Allowed Claims in Class 3 are Unimpaired under the Plan and the Holders of Allowed Claims in Class 3 will be deemed to have accepted the Plan. The Debtors believe the aggregate amount of the Leap Class 3 Claims is approximately $1.5 million as of the Petition Date.

                  Leap Class 4 - General Unsecured Claims. On the Initial Distribution Date, each Holder of an Allowed Class 4 Claim shall, in full satisfaction, settlement, release, discharge of and in exchange for such Claim (except as otherwise provided in the Plan), receive a Pro Rata distribution of beneficial interests in the Leap Creditor Trust and the Leap Creditor Trust shall receive the Leap General Unsecured Claim Cash Distribution (approximately $80.0 million, minus a reserve in the approximate amount of $5 million for Administrative Claims against Leap, the actual amount of which may vary materially; the amount initially withheld in reserve for Administrative Claims and Priority Claims will be subject to negotiation between the Debtors and the Official Committee). On the Effective Date, Reorganized Leap shall transfer to the Leap Creditor Trust the Leap General Unsecured Claim Equity Distribution for Distribution to the Holders of Leap General Unsecured Claims, and the Leap Creditor Trust Assets (comprised of other assets that have a value estimated to be approximately $30.0 million-$50.0 million). After the satisfaction of all Allowed Administrative Claims and Priority Claims against Leap and the resolution of all Disputed Administrative Claims and Disputed Priority Claims against Leap, any remaining Cash held in reserve by Leap will be distributed to the Leap Creditor Trust. If any Leap Creditor Trust Assets are converted to Cash on or after the Initial Distribution Date but prior to the Effective Date, the Cash proceeds shall be transferred to the Leap Creditor Trust as soon as practicable upon such monetization, notwithstanding the fact that the Effective Date has not occurred. The Leap Creditor Trust Trustee will be selected by the Official Committee, and the identity of the Leap Creditor Trust Trustee will be submitted to the Court no later than 10 days prior to the Confirmation Hearing. Class 4 is Impaired and therefore entitled to vote to accept or reject the Plan. The Debtors believe the aggregate amount of the Leap Class 4 Claims is approximately $732 million as of the Petition Date (excluding potential rejection damages for leases and contracts that are rejected (see discussion under the subheading "Rejection and Damages" at pp. 16-17) and any General Unsecured Claims that could be asserted against Leap by the Holders of the Old Vendor Debt, including any undersecured Claim that could be asserted under the Bankruptcy Code).

                  Leap Class 4A - Subordinated General Unsecured Claims. To the extent the Bankruptcy Court enters an Order subordinating a Class 4 Claim against Leap, that claim will be placed in Class 4A. If any such claims are subordinated, all Allowed Class 4 Claims against Leap would have to be paid in full prior to any payments to satisfy the Allowed Class 4A Claims. Because Allowed Class 4 Claims against Leap will not be paid in full under the Plan, each Holder of an Allowed Class 4A Claim shall not receive any property or Cash under the Plan on account of such Claims. Class 4A is Impaired under the Plan and deemed to have voted to reject the Plan.

                  Leap Class 5 - Intercompany Claim. Each Holder of an Allowed Class 5 Claim shall, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, receive the Intercompany Release on account of such Claim as of the Initial Distribution Date. Class 5 is Impaired under the Plan and therefore entitled to vote to accept or reject the Plan.

                  Leap Class 6 - Old Leap Common Stock and Securities Claims Against Leap. Each Holder of an Allowed Class 6 Interest shall not receive or retain any property or Cash under the Plan on account of such Interest. Class 6 is Impaired under the Plan and deemed to have voted to reject the Plan.

                  Leap Class 7 - Interests of Holders of Old Stock Rights and All Claims Arising Out of Such Old Stock Rights. Each Holder of an Allowed Class 7 Interest shall not receive or retain any property or Cash under the Plan on account of such Interest. Class 7 is Impaired under the Plan and deemed to have voted to reject the Plan.

         4.       CLASSIFIED CLAIMS AGAINST AND INTERESTS IN CCH

                  CCH Class 1A - Old Vendor Debt Claim. On the Effective Date, or as soon as practicable thereafter, each Holder of an Allowed Class 1A Claim shall, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, receive a Pro Rata share of the Old Vendor Debt Distribution. Class 1A is Impaired and entitled to vote to accept or reject the Plan. The Debtors believe the aggregate amount of the CCH Class 1A Claims is approximately $1.6 billion as of the Petition Date (without giving effect to the value of the Collateral pledged by CCH).

                  CCH Class 2A et seq. - Other Secured Claims. Class 2A et seq. consists of all other Secured Claims against CCH. CCH currently does not believe any such Holders exist.

                  This Class will be further divided into subclasses designated by letters of the alphabet (CLASS 2B, CLASS 2C, and so on), so that each Holder of any Secured Claim is in a Class by itself, except to the extent that there are Secured Claims that are substantially similar to each other and may be included within a single Class. Each Allowed Secured Claim in Class 2A et seq. shall, in the discretion of the Debtor with the consent of the Informal Vendor Debt Committee, receive, in full satisfaction, settlement, release and discharge of and in exchange for its Claim, any one or a combination of any of the following: (i) Cash in an amount equal to such Allowed Class 2A et seq. Claim;
(ii) deferred Cash payments totaling at least the Allowed amount of such Allowed Class 2A et seq. Claim, of a value, as of the Effective Date, of at least the value of such Holder's interest in the Collateral securing the Allowed Class 2A et seq. Claim; (iii) the Collateral securing such Holder's Allowed Class 2A et seq. Claim; (iv) payments or Liens amounting to the indubitable equivalent of the value of such Holder's interest in the Collateral securing the Allowed Class 2A et seq. Claim; (v) Reinstatement of such Class 2A et seq. Claim; or (vi) such other treatment as the Debtor and such Holder shall have agreed upon in writing. The Debtor will make the foregoing election and provide notice of such election to the applicable Holder of an Allowed Class 2A et seq. Claim no later than 14 days prior to the Voting Deadline. To the extent the Debtor elects clause (i),
(ii), (iv), (v) or (vi) above, any liability associated with such treatment shall be satisfied with funds from Cricket.

                  Allowed Claims in Class 2A et seq. that are paid in full in Cash or Reinstated on the Effective Date or as soon as practicable thereafter are Unimpaired under the Plan and the Holders of such Allowed Claims in Class 2A et seq. will be deemed to have voted to accept the Plan. Allowed Claims in Class 2A et seq. that receive any alternative treatment are Impaired and therefore entitled to vote to accept or reject the Plan.

                  CCH Class 3 - Priority Claims. Unless otherwise agreed to by CCH and the applicable Holder of a Claim, each Holder of an Allowed Claim in Class 3 will, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, be paid the Allowed Amount of such Claim in full in Cash by Reorganized CCH on or before the later of (i) the Effective Date or as soon as practicable thereafter, (ii) the date such Claim becomes an Allowed Claim and (iii) the date that such Claim would be paid in accordance with any terms and conditions of any agreements or understandings relating thereto between CCH and the Holder of such Claim. Allowed Claims in Class 3 are Unimpaired under the Plan and the Holders of Allowed Claims in Class 3 will be deemed to have accepted the Plan. CCH currently does not believe any such Holders exist.

                  CCH Class 4 - General Unsecured Claims. Holders of Allowed Class 4 Claims shall not receive any property or Cash on account of such Claims. Class 4 is Impaired under the Plan and deemed to have voted to reject the Plan. The Debtors believe the aggregate amount of the CCH Class 4 Claims is approximately $732 million as of the Petition Date (excluding any General Unsecured Claims that could be asserted by the Holders of the Old Vendor Debt, including any undersecured Claims that could be asserted under the Bankruptcy
Code).

                  CCH Class 5 - Intercompany Claim. Each Holder of an Allowed Class 5 Claim shall, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, receive the Intercompany Release on account of such Claim as of the Initial Distribution Date. Class 5 is Impaired under the Plan and therefore entitled to vote to accept or reject the Plan.

                  CCH Class 6 - Old Common Stock of CCH and Securities Claims. Holders of Allowed Class 6 Interests shall not receive any property or Cash on account of such Interests. Class 6 is Impaired and deemed to have voted to reject the Plan.

                  CCH Class 7 - Interests of Holders of Old Stock Rights and All Claims Arising Out of Such Old Stock Rights. Each Holder of an Allowed Class 7 Interest shall not receive or retain any property or Cash under the Plan on account of such Interest. Class 7 is Impaired under the Plan and deemed to have voted to reject the Plan. CCH currently does not believe any such Holders exist.

         5.       CLASSIFIED CLAIMS AGAINST AND INTERESTS IN CRICKET

                  Cricket Class 1A - Old Vendor Debt Claim. On the Effective Date, or as soon as practicable thereafter, each Holder of an Allowed Class 1A Claim shall, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, receive from Cricket a Pro Rata share of the Old Vendor Debt Distribution (constituting in the aggregate 96.5% of the issued and outstanding shares of New Leap Common Stock and $350.0 million aggregate principal amount of New Senior Notes). Class 1A is Impaired and entitled to vote to accept or reject the Plan. The Debtors believe the aggregate amount of the Cricket Class 1A Claims is approximately $1.6 billion as of the Petition Date (without giving effect to the value of the Collateral pledged by Cricket). The Holders of Old Vendor Debt will have unsecured deficiency Claims equal to the difference between the amount of the Old Vendor Debt and the value of the Collateral pledged by Cricket (which difference could be $990 million or more) and which Claims shall be treated separately as Cricket Class 4 General Unsecured Claims.

                  Cricket Class 2A et seq. - Other Secured Claims. Class 2A et seq. consists of all other Secured Claims against Cricket. Cricket believes that, as of the Petition Date, Wells Fargo Bank, N.A. and Wells Fargo Merchant Services LLC, and Travelers Casualty and Surety Co. of America, held security interests in money market funds in the amount of approximately $10.3 million and $0.3 million, respectively, to secure obligations under credit card programs and surety bonds, respectively. Cricket intends to Reinstate these Class 2A and 2B Claims. Cricket Class 2A and 2B Claims are Unimpaired and shall be deemed to have voted to accept the Plan.

                  Although the Debtors do not currently believe other Class 2A et seq. Claim Holders exist, this Class will be further divided into subclasses designated by letters of the alphabet (CLASS 2C, CLASS 2D, and so on), so that each Holder of any Secured Claim is in a Class by itself, except to the extent that there are Secured Claims that are substantially similar to each other and may be included within a single Class. Each Allowed Secured Claim in Class 2A et seq. shall, in the discretion of the Debtor with the consent of the Informal Vendor Debt Committee, receive, in full satisfaction, settlement, release and discharge of and in exchange for its Claim, any one or a combination of any of the following: (i) Cash in an amount equal to such Allowed Class 2A et seq. Claim; (ii) deferred Cash payments totaling at least the Allowed amount of such Allowed Class 2A et seq. Claim, of a value, as of the Effective Date, of at least the value of such Holder's interest in the Collateral securing the Allowed Class 2A et seq. Claim; (iii) the Collateral securing such Holder's Allowed Class 2A et seq. Claim; (iv) payments or Liens amounting to the indubitable equivalent of the value of such Holder's interest in the Collateral securing the Allowed Class 2A et seq. Claim; (v) Reinstatement of such Class 2A et seq. Claim; or (vi) such other treatment as the Debtor and such Holder shall have agreed upon in writing. The Debtor will make the foregoing election and provide notice of such election to the applicable Holder of an Allowed Class 2A et seq. Claim no later than 14 days prior to the Voting Deadline.

                  Allowed Claims in Class 2A et seq. that are paid in full in Cash or Reinstated on the Effective Date or as soon as practicable thereafter are Unimpaired under the Plan and the Holders of such Allowed Claims in Class 2A et seq. will be deemed to have voted to accept the Plan. Allowed Claims in Class 2A et seq. that receive any alternative treatment are Impaired and therefore entitled to vote to accept or reject the Plan.

                  Cricket Class 3 - Priority Claims. Unless otherwise agreed to by the parties, each Holder of an Allowed Claim in Class 3 will, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, be paid the Allowed Amount of such Claim in full in Cash by Reorganized Cricket on or before the later of (i) the Effective Date or as soon as practicable thereafter, (ii) the date such Claim becomes an Allowed Claim and (iii) the date that such Claim would be paid in accordance with any terms and conditions of any agreements or understandings relating thereto between Cricket and the Holder of such Claim. Allowed Claims in Class 3 are Unimpaired under the Plan and the Holders of Allowed Claims in Class 3 will be deemed to have accepted the Plan. The Debtors believe the aggregate amount of the Cricket Class 3 Claims is approximately $33 million as of the Petition Date.

                  Cricket Class 4 - General Unsecured Claims. Holders of Allowed Class 4 Claims shall, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, receive, on a Pro Rata basis, the Cricket General Unsecured Creditor Distribution on account of such Claims. The Debtors believe that there will be de minimus or no value distributed to Holders of Allowed Class 4 Claims under the Cricket General Unsecured Creditor Distribution. The Debtors believe the aggregate amount of the Cricket Class 4 Claims is approximately $1.22 billion as of the Petition Date, including the deficiency Claims of Old Vendor Debt Holders of approximately $990 million or more. Class 4 is Impaired and therefore entitled to vote to accept or reject the Plan.

                  Cricket Class 5 - Intercompany Claim. Each Holder of an Allowed Class 5 Claim shall in full satisfaction, settlement, release, discharge of and in exchange for such Claim, receive the Intercompany Release on account of such Claim as of the Initial Distribution Date. Class 5 is Impaired under the Plan and therefore entitled to vote to accept or reject the Plan.

                  Cricket Class 6 - Old Common Stock of Cricket and Securities Claims. Holders of Allowed Class 6 Interests shall not receive any property or Cash on account of such Interests. Class 6 is Impaired and deemed to have voted to reject the Plan.

                  Cricket Class 7 - Interests of Holders of Old Stock Rights and All Claims Arising Out of Such Old Stock Rights. Holders of Allowed Class 7 Interests shall not receive any property or Cash on account of such Interests. Class 7 is Impaired and deemed to have voted to reject the Plan. Cricket does not believe any such Holders exist.

         6. CLASSIFIED CLAIMS AGAINST AND INTERESTS IN LICENSE HOLDING COMPANIES (APPLICABLE TO EACH LICENSE HOLDING COMPANY)

                  License Holding Company Class 1A - Old Vendor Debt Claim. On the Effective Date, or as soon as practicable thereafter, each Holder of an Allowed Class 1A Claim shall, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, receive a Pro Rata share of the Old Vendor Debt Distribution. Class 1A is Impaired and entitled to vote to accept or reject the Plan. The Debtors believe the aggregate amount of the License Holding Company Class 1A Claims is approximately $1.6 billion as of the Petition Date (without giving effect to the value of the Collateral pledged by the License Holding Companies).

                  License Holding Company Class 1B - FCC Claims. On the Effective Date or as soon as practicable thereafter, the Holder of the FCC Claims shall, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, be Reinstated. The Holder of the FCC Claims will be deemed Unimpaired and to have voted to accept the Plan. The Debtors believe the aggregate amount of the FCC Claims is approximately $78 million as of the Petition Date.

                  License Holding Company Class 2A et seq. - Other Secured Claims. Class 2A et seq. consists of all other Secured Claims against a License Holding Company. The License Holding Companies currently do not believe any such Holders exist.

                  This Class will be further divided into subclasses designated by letters of the alphabet (CLASS 2B, CLASS 2C, and so on), so that each Holder of any Secured Claim is in a Class by itself, except to the extent that there are Secured Claims that are substantially similar to each other and may be included within a single Class. Each Allowed Secured Claim in Class 2A et seq. shall, in the discretion of the Debtor with the consent of the Informal Vendor Debt Committee, receive, in full satisfaction, settlement, release and discharge of and in exchange for its Claim, any one or a combination of any of the following: (i) Cash in an amount equal to such Allowed Class 2A et seq. Claim; (ii) deferred Cash payments totaling at least the Allowed amount of such Allowed Class 2A et seq. Claim, of a value, as of the Effective Date, of at least the value of such Holder's interest in the Collateral securing the Allowed Class 2A et seq. Claim; (iii) the Collateral securing such Holder's Allowed Class 2A et seq. Claim; (iv) payments or Liens amounting to the indubitable equivalent of the value of such Holder's interest in the Collateral securing the Allowed Class 2A et seq. Claim;
(v) Reinstatement of such Class 2A et seq. Claim; or (vi) such other treatment as the Debtor and such Holder shall have agreed upon in writing. The Debtor will make the foregoing election and provide notice of such election to the applicable Holder of an Allowed Class 2A et seq. Claim no later than 14 days prior to the Voting Deadline. To the extent the Debtor elects clause (i), (ii),
(iv), (v) or (vi) above, any liability associated with such treatment shall be satisfied with funds from Cricket.

                  Allowed Claims in Class 2A et seq. that are paid in full in Cash or Reinstated on the Effective Date or as soon as practicable thereafter are Unimpaired under the Plan and the Holders of such Allowed Claims in Class 2A et seq. will be deemed to have voted to accept the Plan. Allowed Claims in Class 2A et seq. that receive any alternative treatment are Impaired and therefore entitled to vote to accept or reject the Plan.

                  License Holding Company Class 3 - Priority Claims. Unless otherwise agreed to by the parties, each Holder of an Allowed Claim in Class 3 will, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, be paid the Allowed Amount of such Claim in full in Cash by the applicable Reorganized License Holding Company on or before the later of (i) the Effective Date or as soon as practicable thereafter, (ii) the date such Claim becomes an Allowed Claim and (iii) the date that such Claim would be paid in accordance with any terms and conditions of any agreements or understandings relating thereto between the applicable License Holding Company and the Holder of such Claim. Allowed Claims in Class 3 are Unimpaired under the Plan and the Holders of Allowed Claims in Class 3 will be deemed to have accepted the Plan. The License Holding Companies currently do not believe any such Holders exist.

                  License Holding Company Class 4 - General Unsecured Claims. Holders of Allowed Class 4 Claims shall not receive any property or Cash on account of such Claims. Class 4 is Impaired and deemed to have voted to reject the Plan. The License Holding Companies believe that no such Holders exist (excluding any General Unsecured Claim that could be asserted by the Holders of Old Vendor Debt, including any undersecured Claim that could be asserted under the Bankruptcy Code).

                  License Holding Company Class 5 - Intercompany Claim. Each Holder of an Allowed Class 5 Claim shall, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, receive the Intercompany Release under the Plan on account of such Claim as of the Initial Distribution Date. Class 5 is Impaired under the Plan and therefore entitled to vote to accept or reject the Plan.

                  License Holding Company Class 6 - Old Common Stock of License Holding Company and Securities Claims. Holders of Allowed Class 6 Interests shall not receive any property or Cash on account of such Interests. Class 6 is Impaired and deemed to have voted to reject the Plan.

                  License Holding Company Class 7 - Interests of Holders of Old Stock Rights and All Claims Arising Out of Such Old Stock Rights. Holders of Allowed Class 7 Interests shall not receive any property or Cash on account of such Interests. Class 7 is Impaired and deemed to have voted to reject the Plan. The License Holding Companies do not believe any such Holders exist.

         7. CLASSIFIED CLAIMS AGAINST AND INTERESTS IN PROPERTY HOLDING COMPANIES (APPLICABLE TO EACH PROPERTY HOLDING COMPANY)

                  Property Holding Company Class 1A - Vendor Debt Claim. On the Effective Date, or as soon as practicable thereafter, each Holder of an Allowed Class 1A Claim shall, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, receive a Pro Rata share of the Old Vendor Debt Distribution. Class 1A is Impaired and entitled to vote to accept or reject the Plan. The Debtors believe the aggregate amount of the Property Holding Companies Class 1A Claims is approximately $1.6 billion as of the Petition Date (without giving effect to the value of the Collateral pledged by the Property Holding Companies).

                  Property Holding Company Class 2A et seq. - Other Secured Claims. Class 2A et seq. consists of all other Secured Claims against a Property Holding Company. The Property Holding Companies currently do not believe any such Holders exist.

                  This Class will be further divided into subclasses designated by letters of the alphabet (CLASS 2B, CLASS 2C, and so on), so that each Holder of any Secured Claim is in a Class by itself, except to the extent that there are Secured Claims that are substantially similar to each other and may be included within a single Class. Each Allowed Secured Claim in Class 2A et seq. shall, in the discretion of the Debtor with the consent of the Informal Vendor Debt Committee, receive, in full satisfaction, settlement, release and discharge of and in exchange for its Claim, any one or a combination of any of the following: (i) Cash in an amount equal to such Allowed Class 2A et seq. Claim;
(ii) deferred Cash payments totaling at least the Allowed amount of such Allowed Class 2A et seq. Claim, of a value, as of the Effective Date, of at least the value of such Holder's interest in the Collateral securing the Allowed Class 2A et seq. Claim; (iii) the Collateral securing such Holder's Allowed Class 2A et seq. Claim; (iv) payments or Liens amounting to the indubitable equivalent of the value of such Holder's interest in the Collateral securing the Allowed Class 2A et seq. Claim; (v) Reinstatement of such Class 2A et seq. Claim; or (vi) such other treatment as the Debtor and such Holder shall have agreed upon in writing. The Debtor will make the foregoing election and provide notice of such election to the applicable Holder of an Allowed Class 2A et seq. Claim no later than 14 days prior to the Voting Deadline.

                  Allowed Claims in Class 2A et seq. that are paid in full in Cash or Reinstated on the Effective Date or as soon as practicable thereafter are Unimpaired under the Plan and the Holders of such Allowed Claims in Class 2A et seq. will be deemed to have voted to accept the Plan. Allowed Claims in Class 2A et seq. that receive any alternative treatment are Impaired and therefore entitled to vote to accept or reject the Plan.

                  Property Holding Company Class 3 - Priority Claims. Unless otherwise agreed to by the parties, each Holder of an Allowed Claim in Class 3 will, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, be paid the Allowed Amount of such Claim in full in Cash by the applicable Reorganized Property Holding Company on or before the later of (i) the Effective Date or as soon as practicable thereafter, (ii) the date such Claim becomes an Allowed Claim and (iii) the date that such Claim would be paid in accordance with any terms and conditions of any agreements or understandings relating thereto between the applicable Property Holding Company and the Holder of such Claim. Allowed Claims in Class 3 are Unimpaired under the Plan and the Holders of Allowed Claims in Class 3 will be deemed to have accepted the Plan. The Property Holding Companies do not believe any such Holders exist.

                  Property Holding Company Class 4 - General Unsecured Claims. Holders of Allowed Class 4 Claims shall not receive any property or Cash on account of such Claims. Class 4 is Impaired and deemed to have voted to reject the Plan. The Debtors believe the aggregate amount of the Property Holding Companies Class 4 Claims is approximately $2.9 million as of the Petition Date (excluding any General Unsecured Claim that could be asserted by the Holders of Old Vendor Debt, including any undersecured Claim that could be asserted under the Bankruptcy Code).

                  Property Holding Company Class 5 - Intercompany Claim. Each Holder of an Allowed Class 5 Claim shall, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, receive the Intercompany Release under the Plan on account of such Claim as of the Initial Distribution Date. Class 5 is Impaired under the Plan and therefore entitled to vote to accept or reject the Plan.

                  Property Holding Company Class 6 - Old Common Stock of Property Holding Company and Securities Claims. Holders of Allowed Class 6 Interests shall not receive any property or Cash on account of such Interests. Class 6 is Impaired and deemed to have voted to reject the Plan.

                  Property Holding Company Class 7 - Interests of Holders of Old Stock Rights and All Claims Arising Out of Such Old Stock Rights. Holders of Allowed Class 7 Interests shall not receive any property or Cash on account of such Interests. Class 7 is Impaired and deemed to have voted to reject the Plan. The Property Holding Companies do not believe any such Holders exist.

         8. CLASSIFIED CLAIMS AGAINST AND INTERESTS IN OTHER SUBSIDIARIES (APPLICABLE TO EACH OTHER SUBSIDIARY)

                  Other Subsidiary Class 1A et seq. - Other Secured Claims. Class 1A et seq. consists of all other Secured Claims against an Other Subsidiary. The Other Subsidiaries currently do not believe any such Holders exist.

                  This Class will be further divided into subclasses designated by letters of the alphabet (CLASS 1B, CLASS 1C, and so on), so that each Holder of any Secured Claim is in a Class by itself, except to the extent that there are Secured Claims that are substantially similar to each other and may be included within a single Class. Each Allowed Secured Claim in Class 1A et seq. shall, in the discretion of the Debtor with the consent of the Informal Vendor Debt Committee, receive, in full satisfaction, settlement, release and discharge of and in exchange for its Claim, any one or a combination of any of the following: (i) Cash in an amount equal to such Allowed Class 1A et seq. Claim;
(ii) deferred Cash payments totaling at least the Allowed amount of such Allowed Class 1A et seq. Claim, of a value, as of the Effective Date, of at least the value of such Holder's interest in the Collateral securing the Allowed Class 1A et seq. Claim; (iii) the Collateral securing such Holder's Allowed Class 1A et seq. Claim; (iv) payments or Liens amounting to the indubitable equivalent of the value of such Holder's interest in the Collateral securing the Allowed Class 1A et seq. Claim; (v) Reinstatement of such Class 1A et seq. Claim; or (vi) such other treatment as the Debtor and such Holder shall have agreed upon in writing. The Debtor will make the foregoing election and provide notice of such election to the applicable Holder of an Allowed Class 1A et seq. Claim no later than 14 days prior to the Voting Deadline. To the extent the Debtor elects clause (i),
(ii), (iv), (v) or (vi) above, any liability associated with such treatment shall be satisfied with funds from Cricket.

                  Allowed Claims in Class 1A et seq. that are paid in full in Cash or Reinstated on the Effective Date or as soon as practicable thereafter are Unimpaired under the Plan and the Holders of such Allowed Claims in Class 1A et seq. will be deemed to have voted to accept the Plan. Allowed Claims in Class 1A et seq. that receive any alternative treatment are Impaired and therefore entitled to vote to accept or reject the Plan.

                  Other Subsidiary Class 2 - Priority Claims. Unless otherwise agreed to by the parties, each Holder of an Allowed Claim in Class 2 will, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, be paid the Allowed Amount of such Claim in full in Cash by the applicable Reorganized Other Subsidiary on or before the later of (i) the Effective Date or as soon as practicable thereafter, (ii) the date such Claim becomes an Allowed Claim and (iii) the date that such Claim would be paid in accordance with any terms and conditions of any agreements or understandings relating thereto between the applicable Other Subsidiary and the Holder of such Claim. Allowed Claims in Class 2 are Unimpaired under the Plan and the Holders of Allowed Claims in Class 2 will be deemed to have accepted the Plan.

                  Other Subsidiary Class 3 - General Unsecured Claims. Holders of Allowed Class 3 Claims shall not receive any property or Cash on account of such Claims. Class 3 is Impaired and deemed to have voted to reject the Plan.

                  Other Subsidiary Class 4 - Intercompany Claim. Each Holder of an Allowed Class 4 Claim shall, in full satisfaction, settlement, release, discharge of and in exchange for such Claim, receive the Intercompany Release under the Plan on account of such Claim as of the Initial Distribution Date. Class 4 is Impaired under the Plan and therefore entitled to vote to accept or reject the Plan.

                  Other Subsidiary Class 5 - Old Common Stock of Other Subsidiary and Securities Claims. Holders of Allowed Class 5 Interests shall not receive any property or Cash on account of such Interests. Class 5 is Impaired and deemed to have voted to reject the Plan.

                  Other Subsidiary Class 6 - Interests of Holders of Old Stock Rights and All Claims Arising Out of Such Old Stock Rights. Holders of Allowed Class 6 Interests shall not receive any property or Cash on account of such Interests. Class 6 is Impaired and deemed to have voted to reject the Plan. The Other Subsidiaries do not believe any such Holders exist.

C.       INDEBTEDNESS OF REORGANIZED LICENSE HOLDING COMPANIES AND REORGANIZED
         CRICKET

         1.       FCC DEBT

                  On the Effective Date or as soon thereafter as practicable, the Holder of the FCC Claims shall be Reinstated. Pursuant to the Plan, the Reorganized License Holding Companies shall remain indebted to the FCC in the aggregate principal amount of approximately $78 million as of the Petition Date.

         2.       NEW INDEBTEDNESS OF REORGANIZED CRICKET

                  On the Effective Date, Reorganized Cricket will issue the New Senior Notes in the aggregate principal amount of $350.0 million. A description of the New Senior Notes and related Risk Factors is attached hereto as Exhibit K.

                  The Reorganized Debtors will have additional indebtedness as set forth in the Projections, attached hereto as Exhibit G.

D.       DISTRIBUTIONS UNDER THE PLAN

         1.       GENERAL

                  Except as otherwise provided in the Plan or in the Leap Creditor Trust Agreement (which shall govern the timing of distributions to Holders of Leap General Unsecured Claims), on the Effective Date or as soon as practicable thereafter, to the extent that the Plan provides for distributions on account of Allowed Claims or Allowed Interests in the applicable Class, each Holder of an Allowed Claim or Allowed Interest will receive the full amount of the distributions that the Plan provides for Allowed Claims or Allowed Interests in the applicable Class, unless such distribution was received on an earlier date pursuant to the terms of the Plan. Beginning on the date that is 15 days after the end of the calendar quarter following the Effective Date and 15 days after the end of each calendar quarter thereafter, distributions will also be made respectively (a) to Holders of Claims or Interests to whom a distribution has become deliverable during the preceding calendar quarter and (b) to Holders of Disputed Claims or Disputed Interests in any such Class whose Claims or Interests were Allowed during the preceding calendar quarter. Such quarterly distributions will also be in the full amount that the Plan provides for Allowed Claims or Allowed Interests in the applicable Class. Notwithstanding the foregoing, distributions to Holders of Disputed Secured Claims shall be paid as soon as practicable after such Claims are Allowed.

                  Except as otherwise provided in the Plan or the Confirmation Order, and except with respect to Claims against Leap, all Cash necessary for the Reorganized Debtors to make payments pursuant to the Plan will be obtained from the applicable Debtors' existing cash balances, the operations of the Debtors or Reorganized Debtors or post-Effective Date borrowings, as applicable.

                  Except as otherwise provided in the Plan or the Confirmation Order, all Cash necessary for the Leap Creditor Trust to make payments pursuant to the Plan for Holders of Claims against Leap will be obtained from assets transferred to the Leap Creditor Trust in accordance with the terms of the Plan.

                  The Disbursing Agents will make all distributions of Cash and securities required to be distributed under the applicable provisions of the Plan. Any Disbursing Agent may employ or contract with other entities to assist in or make the distributions required by the Plan. Each Disbursing Agent will serve without bond, and each Disbursing Agent, other than the Reorganized Debtors and the Leap Creditor Trust Trustee, will receive, without further Court approval, reasonable compensation for distribution services rendered pursuant to the Plan and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services from the Reorganized Debtors on terms acceptable to the Reorganized Debtors. Any compensation for distribution services rendered by the Leap Creditor Trust Trustee pursuant to the Plan or the Leap Creditor Trust and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services shall be paid from Cash or assets transferred to the Leap Creditor Trust.

                  Cash payments made pursuant to the Plan will be in U.S. dollars by checks drawn on or wire transfers from a bank selected by the Disbursing Agent. Except as otherwise set forth in the Leap Creditor Trust, Cash payments of $1,000,000 or more to be made pursuant to the Plan will, to the extent requested in writing no later than five days after the Confirmation Date, be made by wire transfer from a bank. Cash payments to foreign creditors, if any, may be made, at the option of the Disbursing Agent, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

                  The Disbursing Agents will make all distributions required under the applicable provisions of the Plan and the Leap Creditor Trust.

         2.       TIMING AND METHODS OF DISTRIBUTIONS

                  a.       COMPLIANCE WITH TAX REQUIREMENTS

                  In connection with the Plan, to the extent applicable and except as provided in Section 5.17(b) of the Plan, each Disbursing Agent must comply with all tax withholding and reporting requirements imposed on it by any governmental unit, and all distributions pursuant to the Plan will be subject to such withholding and reporting requirements. The Disbursing Agents will be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding and reporting requirements.

                  Notwithstanding any other provision of the Plan: (i) each Holder of an Allowed Claim or Interest that is to receive a distribution of Cash pursuant to the Plan will have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution; and (ii) no distribution will be made to or on behalf of such Holder pursuant to the Plan unless and until such Holder has made arrangements satisfactory to the Disbursing Agent for the payment and satisfaction of such tax obligations. Any Cash to be distributed pursuant to the Plan will, pending the implementation of such arrangements, be treated as an undeliverable distribution pursuant to the Plan.

                  b.       PRO RATA DISTRIBUTION

                  When the Plan provides for Pro Rata distribution, the property to be distributed under the Plan shall be divided pro rata among the Holders of Allowed Claims or Allowed Interests of the relevant Class for that particular Debtor.

                  c.       DISTRIBUTION RECORD DATE

                  As of the close of business on the Distribution Record Date, the transfer registers for any Old Securities and Old Vendor Debt maintained by the Debtors, or their respective agents, will be closed. The Disbursing Agent and the respective agents of the Debtors will have no obligation to recognize the transfer of the Old Securities and Old Vendor Debt occurring after the Distribution Record Date, and will be entitled for all purposes relating to the Plan to recognize and deal only with those Holders of record as of the close of business on the Distribution Record Date. Distributions under the Plan shall be made by the Debtors, Leap Creditor Trust or Reorganized Debtors, as applicable, for the benefit of the Holders of Allowed Administrative Claims and Allowed Claims in the Debtors' respective books and records, unless such addresses are superseded by addresses listed on proofs of claim or transfers of claims filed pursuant to Bankruptcy Rule 3001.

                  d.       FRACTIONAL SHARES

                  The calculation of percentage distribution of the New Common Stock to be made to Holders of certain Allowed Claims and Interests, as provided for in the Plan, may mathematically entitle such Holder to a fractional interest in the New Common Stock. The number of shares of New Common Stock to be received by a Holder of an Allowed Claim and/or Interest shall be rounded to the next greater or lower whole number of shares as follows: (a) fractions of 1/2 or greater shall be rounded to the next greater whole number and (b) fractions of less than 1/2 shall be rounded to the next lower whole number. The total number of shares of New Common Stock to be distributed to a class of Claims or Interests shall be adjusted as necessary to account for the rounding described above. No consideration shall be provided in lieu of the fractional shares that are rounded down and not issued.

                  e. SPECIAL PROCEDURES FOR LOST, STOLEN, MUTILATED OR DESTROYED INSTRUMENTS

                  In addition to any requirements under the Bylaws of the Debtors, any Holder of a Claim evidenced by an Instrument that has been lost, stolen, mutilated or destroyed will, in lieu of surrendering such Instrument, deliver to the Disbursing Agent: (a) evidence satisfactory to the Disbursing Agent of the loss, theft, mutilation or destruction; and (b) such security or indemnity as may be required by the Disbursing Agent to hold the Disbursing Agent harmless from any damages, liabilities or costs incurred in treating such individual as a Holder of an Instrument. Upon compliance with the Plan, the Holder of a Claim evidenced by such an Instrument will, for all purposes under the Plan, be deemed to have surrendered an Instrument, as applicable.

                  f.       UNDELIVERABLE OR UNCLAIMED DISTRIBUTIONS

                  Any Person that is entitled to receive a cash distribution under the Plan but that fails to cash a check within 90 days of its issuance shall be entitled to receive a reissued check from the Leap Creditor Trust or Reorganized Debtors, as applicable, for the amount of the original check, without any interest, if such person requests the Disbursing Agent to reissue such check and provides the Disbursing Agent with such documentation as the Disbursing Agent requests to verify that such Person is entitled to such check, prior to the first anniversary of the Effective Date. If a Person fails to cash a check within 90 days of its issuance and fails to request reissuance of such check prior to the first anniversary of the Effective Date, such Person shall not be entitled to receive any distribution under this Plan. If the distribution to any Holder of an Allowed Claim or Allowed Interest is returned to a Disbursing Agent as undeliverable, no further distributions will be made to such Holder unless and until the applicable

Disbursing Agent is notified in writing of such Holder's then-current address. Undeliverable distributions will remain in the possession of the Disbursing Agent pursuant to the Plan until such time as a distribution becomes deliverable. Undeliverable cash will be held in trust in segregated bank accounts in the name of the Disbursing Agent for the benefit of the potential claimants of such funds, and will be accounted for separately. Except as set forth in the Leap Creditor Trust Agreement, the Disbursing Agent holding undeliverable cash shall invest such cash in a manner consistent with Reorganized Cricket's investment and deposit guidelines. Any distribution which is not claimed within one year of the Effective Date shall be deemed property of, as applicable, the Leap Creditor Trust and the Reorganized Debtors, and to the extent deemed the property of the Leap Creditor Trust, shall be distributed by the Leap Creditor Trust Trustee, on a Pro Rata basis, to the Holders of beneficial interests in the Leap Creditor Trust as soon as practicable thereafter.

         3. OBJECTIONS TO CLAIMS AND AUTHORITY TO PROSECUTE OBJECTIONS; CLAIMS RESOLUTION

                  The right to prosecute, File, litigate and settle objections to Disputed Claims, whether or not the subject of litigation pending as of the Effective Date, shall be deemed automatically transferred by the Debtors and their Estates to the Reorganized Debtors as of the Effective Date. From and after the Effective Date, only the Reorganized Debtors shall have the right to File, litigate or settle any objections to Disputed Claims; provided, that in the case of Claims against Leap (including but not limited to the Allowance or allocation of Administrative Claims), from and after the Effective Date the Leap Creditor Trust Trustee (to the extent provided in the Plan) shall have the authority to File objections, settle, compromise, withdraw or litigate to judgment objections to Claims.

                  Except as otherwise provided in the Plan, objections to any Disputed Claim shall be Filed within 60 days after the Effective Date, or within such additional period of time as the Court may allow upon motion made by the Reorganized Debtors or the Leap Creditor Trust Trustee, as applicable, within such 60 day period. Any such objection that is not timely filed shall be deemed forever waived by the Reorganized Debtors' Estates and the Leap Creditor Trust, as applicable, and neither the Reorganized Debtors, the Leap Creditor Trust Trustee nor any other party-in-interest shall have any right to pursue the same. Pursuant to orders with respect to the Debtors' interim use of cash collateral, the Bankruptcy Court limited the ability of certain parties-in-interest to challenge the validity, priority or enforceability of the liens asserted against the Debtors by the Holders of Old Vendor Debt. As of the date hereof, no party-in-interest may bring such a challenge, other than the Official Committee, which must bring any such challenge no later than September 26, 2003. Nothing contained herein shall modify any of the foregoing orders.

                  Notwithstanding that the Reorganized Debtors and the Leap Creditor Trust Trustee shall have the right to File, litigate and settle objections to Disputed Claims on behalf of the Debtors and their Estates, nothing contained herein shall be deemed to obligate the Reorganized Debtors and the Leap Creditor Trust Trustee to take any such actions, all of which shall be determined by the Reorganized Debtors and the Leap Creditor Trust Trustee in their sole and absolute discretion.

                  From and after the Effective Date, the Reorganized Debtors (and the Leap Creditor Trust Trustee with respect to any Disputed Claim against Leap or Disputed Interest in Leap) may settle or compromise any Disputed Claim or Disputed Interest without approval of the Court.

                  Within 7 days prior to the Voting Deadline, the Debtors will File a schedule of Claims to which the Debtors, Reorganized Debtors or Leap Creditor Trust, as applicable, may object or challenge in any way and of causes of action (including avoidance actions) that the Debtors or Reorganized Debtors may bring (the "Objection Schedule"). Within two business days following the date the Debtors File the Objection Schedule, the Debtors shall serve the Objection Schedule on all parties listed on the Objection Schedule. The Debtors reserve the right to amend the Objection Schedule at or prior to the Confirmation Hearing. The fact that an avoidance action, objection to Claim or cause of action is not listed on the Objection Schedule shall not preclude the Debtors, the Reorganized Debtors or the Leap Creditor Trust from bringing any such action or objection.

                  THE DEBTORS HAVE NOT FULLY REVIEWED THE CLAIMS IN THE CASE OR DETERMINED WHETHER OBJECTIONS TO CLAIMS EXIST. THIS INVESTIGATION IS ONGOING AND WILL OCCUR, IN LARGE PART, AFTER THE CONFIRMATION DATE. AS A RESULT, CREDITORS AND OTHER PARTIES-IN-INTEREST ARE HEREBY ADVISED THAT, NOTWITHSTANDING THAT THE EXISTENCE OF ANY PARTICULAR OBJECTION TO A DISPUTED CLAIM MAY NOT BE LISTED, DISCLOSED OR SET FORTH IN THIS PLAN, AN OBJECTION TO A CLAIM MAY BE BROUGHT AGAINST ANY CREDITOR OR PARTY-IN-INTEREST AT ANY TIME, SUBJECT TO THE TIME LIMITATIONS SET FORTH IN THIS PARAGRAPH AND THE LIMITATION THAT AN OBJECTION MAY BE ASSERTED ONLY WITH RESPECT TO DISPUTED CLAIMS CONTEMPLATED WITHIN THE OBJECTION SCHEDULE. IN ADDITION TO THE FOREGOING, WITH RESPECT TO THE DISPUTED CLAIMS SCHEDULE, THE DEBTORS, THE REORGANIZED DEBTORS AND THE LEAP CREDITOR TRUST TRUSTEE, AS APPLICABLE, RETAIN AND HEREBY RESERVE THE RIGHT TO OBJECT TO
(i) ANY CLAIMS FILED AFTER THE BAR DATE OF JUNE 28, 2003, (ii) ANY CLAIMS FILED BY ADDITIONAL PARTIES AFTER THE SUPPLEMENTAL BAR DATE OF SEPTEMBER 2, 2003 AND
(iii) ANY CLAIMS FILED IN ORDER TO SET FORTH DAMAGES ARISING FROM THE REJECTION OF AN EXECUTORY CONTRACT OR OTHER AGREEMENT WITH THE DEBTORS. THE DEBTORS, THE REORGANIZED DEBTORS AND THE LEAP CREDITOR TRUST TRUSTEE, AS APPLICABLE, FURTHER RETAIN AND HEREBY RESERVE THE RIGHT TO OBJECT TO CLAIMS INADVERTENTLY OMITTED FROM THE DISPUTED CLAIMS SCHEDULES, WHICH OBJECTIONS WILL NOT MATERIALLY AND ADVERSELY AFFECT THE CLAIMS OF THE REMAINING CREDITORS OF THE DEBTORS' ESTATES. FINALLY, THE DEBTORS AND THE REORGANIZED DEBTORS RETAIN AND HEREBY RESERVE THE RIGHT TO OBJECT TO AMOUNTS THAT HAVE BEEN SCHEDULED BY THE DEBTORS, OR REFLECTED IN THE DEBTORS' BOOKS AND RECORDS, AND WHICH ARE FOUND TO BE OBJECTIONABLE IN ANY RESPECT.

                  Objections to applications of professionals or other Persons for compensation or reimbursement of expenses must be Filed and served on the Reorganized Debtors, counsel for the Reorganized Debtors, the Informal Vendor Debt Committee, the Official Committee (or, if the Official Committee has disbanded, the Leap Creditor Trust Trustee) and the professionals to whose application the objections are addressed on or before (i) sixty (60) days after such application is Filed and served or (ii) such later date as the Court shall order upon application made prior to the end of such 60-day period or upon agreement between the Reorganized Debtors and the affected professional.

         4.       DISPUTED CLAIMS; RESERVE AND ESTIMATIONS

                  a.       TREATMENT OF DISPUTED CLAIMS

                  Notwithstanding any other provisions of the Plan, no payments or distributions will be made on account of a Disputed Claim or a Disputed Interest until such Claim or Interest becomes an Allowed Claim or Allowed Interest. The Leap Creditor Trust Trustee or Reorganized Debtors, as applicable, may, at any time, request that the Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code, irrespective of whether any Debtor previously objected to such Claim or whether the Court has ruled on any such objection. The Court will retain jurisdiction to estimate any contingent or unliquidated Claim at any time during litigation concerning any objection to the Claim, including during the pendency of any appeal relating to any such objection. If the Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the Allowed Amount of such Claim or a maximum limitation on such Claim, as determined by the Court. If the estimated amount constitutes a maximum limitation on such Claim, the Leap Creditor Trust Trustee or Reorganized Debtors, as applicable, may elect to pursue any supplemental proceedings to object to any ultimate payment on account of such Claim. All of these Claims objection, estimation and resolution procedures are cumulative and not necessarily exclusive of one another. In addition to seeking estimation of Claims as provided in the Plan, the Leap Creditor Trust Trustee or Reorganized Debtors, as applicable, may resolve or adjudicate certain Disputed Claims of Holders in Unimpaired Classes in the manner in which the amount of such Claim and the rights of the Holder of such Claim would have been resolved or adjudicated if the Chapter 11 Cases had not been commenced, subject to any applicable discharge and limitations on amounts of claims and remedies available under bankruptcy law. Claims may be subsequently compromised, settled, withdrawn or resolved by the Leap Creditor Trust Trustee or Reorganized Debtors, as applicable.

                  b. DISTRIBUTIONS ON ACCOUNT OF DISPUTED CLAIMS ONCE THEY ARE ALLOWED

                  Except as set forth in the Leap Creditor Trust Agreement, within 15 days following the end of each calendar quarter, the Disbursing Agent will make all distributions on account of any Disputed Claim or Disputed Interest that has become an Allowed Claim or Allowed Interest in accordance with the Plan. Such distributions will be made pursuant to the provisions of the Plan governing the applicable Class. Holders of Disputed Claims or Disputed Interests that are ultimately Allowed will not be entitled to receive, on the basis of the amounts ultimately allowed, any interest. Notwithstanding the foregoing, distributions to Holders of Disputed Secured Claims shall be paid as soon as practicable after such Claims are Allowed.

                  c.       RESERVE OF LEAP CREDITOR TRUST

                  In accordance with the terms of the Leap Creditor Trust, and as more fully set forth therein, the Leap Creditor Trust Trustee shall be authorized to make distributions to Holders of Allowed Leap Administrative Claims and Allowed Leap General Unsecured Claims from time to time. The total amount of Allowed Leap Administrative Claims and Allowed Leap General Unsecured Claims (and the value of certain of Leap assets and certain Leap Litigation Claims) may not be known until after certain distributions are made, either because certain Claims will be Disputed Claims or because those Claims will not have been made by their Holders prior to the Effective Date. As a result, the Leap Creditor Trust Trustee shall hold back from the distributions from the Leap Creditor Trust (as more fully described in the Leap Creditor Trust Agreement) reserves in respect of each Administrative Claim and Disputed Claim against Leap until such Claims are resolved (the "Reserve"), so that the total amount of all Allowed Leap Administrative Claims and Allowed Leap General Unsecured Claims includes the sum of (i) each estimated Administrative Claim not otherwise fully reserved for by Leap, (ii) the amount of each Disputed Claim (or the maximum amount of any such Disputed Claim as estimated by the Bankruptcy Court pursuant to Section 502(c) of the Bankruptcy Code, if less), and (iii) potential rejection claims, until such Claims are resolved. Distributions from the Leap Creditor Trust will be made only to the Holders of Claims that have been Allowed.

                  d.       RESERVE FOR LEAP ADMINISTRATIVE AND PRIORITY CLAIMS

                  In connection with the Leap General Unsecured Claim Cash Distribution, prior to the Initial Distribution Date, Leap shall establish an appropriate reserve in an amount to be agreed upon by Leap and the Official Committee, to satisfy Allowed Administrative Claims against Leap through and including the Effective Date (including Claims for compensation and reimbursement of expenses by professionals providing services to Leap) and Allowed Priority Claims against Leap. If and to the extent that such reserves are insufficient to satisfy all such Allowed Administrative Claims against Leap and Allowed Priority Claims against Leap, such Claims shall be satisfied by assets transferred or transferable to the Leap Creditor Trust that have not then been distributed to holders of beneficial interests in the Leap Creditor Trust. Following the Effective Date, after the satisfaction of all Allowed Administrative Claims and Allowed Priority Claims against Leap and the resolution of all Disputed Administrative Claims and Disputed Priority Claims against Leap, any remaining Cash held in the reserve of Reorganized Leap will be distributed to the Leap Creditor Trust. Under no circumstances shall

Reorganized Leap, Cricket or any other Debtor or Reorganized Debtor be liable in any way for any Claims against Leap, including such Allowed Administrative Claims and Allowed Priority Claims.

                  e. RESERVE FOR CRICKET COMPANIES' ADMINISTRATIVE AND PRIORITY CLAIMS

                  Prior to the Confirmation Date, Cricket shall establish an appropriate reserve in an amount to be agreed upon by Cricket and the Informal Vendor Debt Committee, to satisfy Allowed Administrative Claims against Cricket and the other Cricket companies through and including the Effective Date (including Claims for compensation and reimbursement of expenses by professionals providing services) and Allowed Priority Claims against Cricket and the other Cricket companies. If and to the extent that such reserves are insufficient to satisfy all such Allowed Administrative Claims and Allowed Priority Claims, such Claims shall be satisfied by other assets of Cricket. Following the Effective Date, after the satisfaction of all such Allowed Administrative Claims and Allowed Priority Claims and the resolution of all such Disputed Administrative Claims and Disputed Priority Claims, any remaining Cash held in the reserve of Reorganized Cricket will become available to Reorganized Cricket to use in its discretion. Under no circumstances shall Leap or the Leap Creditor Trust be liable in any way for any Claims against any non-Leap Debtors, including any such Allowed Administrative Claims and Allowed Priority Claims. Nothing contained herein shall diminish the reserve established for cure amounts set forth in Section 4.01 of the Plan.

                  f.       RESERVE FOR DISPUTED OLD VENDOR DEBT CLAIMS

                  Prior to the Effective Date, Cricket shall establish a reserve in respect of each Disputed Old Vendor Debt Claim, by holding back that portion of the Old Vendor Debt Distribution that would be distributed in respect of each such Disputed Old Vendor Debt Claim as if such Claim was an Allowed Claim on the Effective Date, until such Disputed Claim is resolved. If the resolution of a Disputed Old Vendor Debt Claim results in such Claim becoming an Allowed Old Vendor Debt Claim, that portion of the Old Vendor Debt Distribution held back in respect of such Claim shall be Distributed (to the extent of the Allowed portion of such Old Vendor Debt Claim) to the Holder thereof as promptly as practicable. Following the Effective Date, after the resolution of all such Disputed Old Vendor Debt Claims, any remaining Reorganized Leap Common Stock or New Senior Notes held in the reserve of Reorganized Cricket shall be distributed to the Holders of Allowed Old Vendor Debt Claims on a Pro Rata basis.

         5.       SETOFFS

                  Except with respect to claims released pursuant to the Plan or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, the Leap Creditor Trust Trustee and the Reorganized Debtors may, as applicable and pursuant to section 553 of the Bankruptcy Code or applicable nonbankruptcy law, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Claim (before any distribution is made on account of such Claim), the claims, rights and causes of action of any nature that the Leap Creditor Trust Trustee or any of the Reorganized Debtors may hold against the Holder of such Allowed Claim; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim hereunder will constitute a waiver or release by the Leap Creditor Trust or Reorganized Debtors of any such claims, rights and causes of action that the Debtors, the Leap Creditor Trust or the Reorganized Debtors may possess against such Holder.

E.       GENERAL INFORMATION CONCERNING THE PLAN

                  The following is a summary of certain additional information concerning the Plan. This summary is qualified in its entirety by reference to the provisions of the Plan.

         1.       EXECUTORY CONTRACTS AND UNEXPIRED LEASES

                  Under Section 365 of the Bankruptcy Code, the Debtors have the right, subject to Court approval, to assume or reject any executory contracts or unexpired leases. If an executory contract or unexpired lease entered into before the Petition Date is rejected by the Debtors, it will be treated as if the Debtors breached such contract or lease on the date immediately preceding the Petition Date, and the other party to the agreement may assert an Unsecured Claim for damages incurred as a result of the rejection. In the case of rejection of employment agreements and real property leases, damages are subject to certain limitations imposed by Sections 365 and 502 of the Bankruptcy Code. If a Debtor (other than Cricket) assumes a contract or lease and the non-Debtor party to such contract or lease objects to such Debtor's ability to provide adequate assurance of future performance (or if the time period for a non-Debtor to object to the cure amount has not yet lapsed), the Debtor may assign the contract or lease to Cricket. In such a circumstance, Cricket may demonstrate Cricket's ability to provide adequate assurance of future performance.

                  a.       ASSUMPTION AND CURE

                  The Debtors are parties to thousands of executory contracts and non-residential real property leases. On or before 17 days prior to the Voting Deadline, the Debtors will File a schedule of such contracts and leases that they intend to assume or assign to another Debtor, along with proposed cure amounts that will be paid by the Reorganized Debtors (the "Assumption Schedule"). Within one business day following the Filing of the Assumption Schedule, the Debtors will serve the Assumption Schedule on the non-debtor parties to the contracts and leases set forth on the Assumption Schedule, the Official Committee and the Informal Vendor Debt Committee. Any party to a contract or lease who objects to the listed cure amounts must File and serve an objection on counsel no later than thirty (30) days after the Debtors File and serve the Assumption Schedule. Failure to File and serve a timely objection shall be deemed consent to the cure amounts listed on the Assumption Schedule. Any cure amounts shall be the responsibility of Reorganized Cricket.

                  Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default, if any, will be satisfied, pursuant to Section 365(b)(1) of the Bankruptcy Code, at the option of the applicable Reorganized Debtor: (a) by payment of the default amount in Cash on the Effective Date; or (b) on such other terms as are agreed to by the parties to such executory contract or unexpired lease. All cure payments shall be made by Reorganized Cricket. If there is a dispute regarding:
(i) the amount of any cure payment; (ii) the ability of a Reorganized Debtor to provide "adequate assurance of future performance" (within the meaning of Section 365 of the Bankruptcy Code) under the contract or lease to be assumed or assigned; or (iii) any other matter pertaining to assumption, the cure payments required by Section 365(b)(1) of the Bankruptcy Code will be made following the entry of a Final Order resolving the dispute and approving the assumption.

                  The Confirmation Order will constitute an Order of the Bankruptcy Court approving the assumptions described on the Assumption Schedule, pursuant to Section 365 of the Bankruptcy Code, as of the Effective Date. Notwithstanding the foregoing, if, as of the date the Court enters the Confirmation Order, there is pending before the Bankruptcy Court a dispute concerning the cure amount or adequate assurance for any particular contract or lease (or if the time period for a non-Debtor to object to the cure amount has not yet lapsed), the assumption of such contract or lease shall be effective as of the date the Bankruptcy Court enters an order resolving any such dispute and authorizing assumption by the applicable Debtor. Moreover, the assumption of the Lucent System Equipment Purchase Agreement is conditioned upon payment by Cricket of the applicable cure amount and Cricket demonstrating adequate assurance of future performance. Cricket agrees that it intends to assume Nortel's contract if the parties can work out a mutually acceptable cure amount and resolve additional issues raised by Nortel.

                  Any executory contract or lease not listed on the Assumption Schedule or that is not the subject of a motion to assume that is pending on the Confirmation Date shall be deemed rejected as of the Confirmation Date. The Debtors reserve the right to amend the Assumption Schedule at or prior to the Confirmation Hearing. If the Debtors add a contract or lease to the Assumption Schedule after the Assumption Schedule is originally Filed (as described above), the Debtor party to the applicable contract or lease shall serve the non-Debtor party to such contract or lease with notice (a) that the contract or lease has been added to the Assumption Schedule and (b) of the Debtor's proposed cure amount (the "Amended Assumption Schedule Notice"). The non-Debtor party shall have 30 days after service of the Amended Assumption Schedule Notice to File and serve an objection to the cure amount. To the extent the parties have a dispute with respect to the cure amount, the Debtors shall create a reserve for the full amount of the cure amount pending resolution of such dispute (either by stipulation or court order). The reserve described in the preceding sentence shall not be reduced by any other reserve established pursuant to the Plan.

                  The Debtors are early in their review of which contracts and leases are to be assumed and which are to be rejected. Based on that review to date, including a review of amounts currently shown as outstanding for such leases and contracts in the Debtors' accounts payable system, the Debtors currently believe that the total amount of cure payments will not exceed $65 million. The Debtors have not yet finalized their list of contracts and leases to be assumed, and the foregoing estimate could vary materially after the Debtors have finally determined which contracts and leases to accept and have negotiated or resolved any dispute cure amounts. All such cure payments will be made by Reorganized Cricket.

                  b.       REJECTIONS

                  On or before 17 days prior to the Voting Deadline, the Debtors will File a schedule of executory contracts and non-residential real property leases that they intend to reject (the "Rejection Schedule"). Within one business day following the Filing of the Rejection Schedule, the Debtors will serve the Rejection Schedule on the non-debtor parties to the contracts and leases, the Official Committee and the Informal Vendor Debt Committee. The Rejection Schedule will indicate those contracts and leases that will be rejected as of the Confirmation Date, and which will be rejected on or before the Effective Date. The Debtors reserve the right to amend the Rejection Schedule at or prior to the Confirmation Hearing.

                  The Debtors are early in their review of which contracts and leases are to be assumed and which are to be rejected. Based on that review to date, the Debtors currently believe that the total amount of rejection damages solely for Leap will not exceed $17 million. Leap has not yet finalized its list of contracts and leases to be rejected, and the foregoing estimate could vary materially after Leap has finally determined which contracts and leases to reject, rejection damage claims have been filed by the other parties to contracts and leases that are rejected, and such claims have been settled between Leap and such parties or otherwise have been resolved. Any such rejection damages will be classified as Class 4 General Unsecured Claims against Leap, and such damages could materially impact the recoveries to Holders of General Unsecured Claims against Leap.

                  Whether or not listed on the Rejection Schedule, any executory contract or lease not listed on the Assumption Schedule or that is not the subject of a motion to assume that is pending on the Confirmation Date shall be deemed rejected as of the Confirmation Date. The Confirmation Order shall constitute an Order of the Court approving such rejections described herein, pursuant to Section 365 of the Bankruptcy Code.

                  c.       BAR DATE FOR REJECTION DAMAGES

                  All Claims for damages arising from the rejection of executory contracts or unexpired leases must be Filed with the Court in accordance with the terms of the order authorizing such rejection, or, if not rejected by separate order, within sixty (60) days from the entry of the Confirmation Order. Any Claims not filed within such time will be forever barred from assertion against the Debtors, the Estates, the Reorganized Debtors and the Leap Creditor Trust, unless a stipulation has been entered into with respect to the rejection of such executory contract or unexpired lease by the applicable Debtor and non-Debtor party, with the approval of the Official Committee or the Leap Creditor Trust Trustee, as applicable, for executory contracts and unexpired leases to which Leap is a party or with the approval of the Informal Vendor Debt Committee for all other executory contracts and unexpired leases. Each of the Allowed Claims arising from the rejection of executory contracts or unexpired leases shall be treated as a General Unsecured Claim of the applicable Debtor that was party to such contract or lease. The Reorganized Debtors and the Leap Creditor Trust Trustee shall have 60 days from the date of such filing to File an objection to any Claim for rejection damages.

         2.       CONTINUATION OF CERTAIN RETIREMENT AND OTHER BENEFITS

                  On and after the Effective Date, to the extent required by
Section 1129(a)(13) of the Bankruptcy Code, each Reorganized Debtor shall continue to pay all retiree benefits (if any), as the term "retiree benefits" is defined in Section 1114(a) of the Bankruptcy Code, maintained or established prior to the Confirmation Date.

         3. EXECUTORY CONTRACTS AND UNEXPIRED LEASES ENTERED INTO AND OTHER OBLIGATIONS INCURRED AFTER THE PETITION DATE

                  Executory contracts and unexpired leases entered into and other obligations incurred after the Petition Date by the Debtors shall be performed by the Debtors or Reorganized Debtors in the ordinary course of their businesses. Accordingly, such executory contracts, unexpired leases and other obligations shall survive and remain unaffected by entry of the Confirmation Order or the occurrence of the Effective Date under and the effectiveness of the Plan.

F.       ADDITIONAL INFORMATION REGARDING TREATMENT OF CERTAIN CLAIMS

         1.       TREATMENT OF UNCLASSIFIED CLAIMS

                  The Bankruptcy Code does not require classification of certain priority claims against a debtor. In these cases, these unclassified claims include Administrative Claims and Priority Tax Claims. All distributions referred to below that are scheduled for the Effective Date will be made on the Effective Date or as soon as practicable thereafter.

                  Administrative Claims. An "Administrative Claim" is a claim for payment of an administrative expense of a kind specified in Section 503(b) of the Bankruptcy Code and referred to in Section 507(a)(1) of the Bankruptcy Code, including, without limitation, the actual and necessary costs and expenses incurred after the commencement of a chapter 11 case of preserving the estate or operating the business of the company (including wages, salaries and commissions for services), loans and advances to the company made after the petition date, compensation for legal and other services and reimbursement of expenses awarded or allowed under Section 330(a) or 331 of the Bankruptcy Code, certain retiree benefits, certain reclamation claims, and all fees and charges against the estate under Chapter 123 of Title 28, United States Code. Subject to certain additional requirements for professionals and certain other entities set forth below, each Reorganized Debtor, as the case may be, shall pay each Holder of an Allowed Administrative Claim in full on the Effective Date, on account of its Administrative Claim, unless the Holder and the Company or each Reorganized Debtor agree or shall have agreed to other treatment of such Claim, or an order of the Court provides for other terms; provided that if incurred in the ordinary course of business or otherwise assumed by the Debtors pursuant to the Plan, including Administrative Claims of governmental units for taxes, an Allowed Administrative Claim will be assumed on the Effective Date and paid, performed or settled by the Reorganized Debtors when due in accordance with the terms and conditions of the particular agreement(s) governing the obligation in the absence of the Chapter 11 Cases. Holders of Administrative Claims (other than Administrative Claims by professionals requesting compensation or reimbursement of expenses) shall have until 30 days after the Effective Date to File requests for payment.

                  Claims by Professionals. All professionals or other Persons requesting compensation or reimbursement of expenses pursuant to any of sections 327, 328, 330, 331, 503(b) and 1103 of the Bankruptcy Code for services rendered on or before the Effective Date (including, inter alia, any compensation requested by any professional or any other Person for making a substantial contribution in the Bankruptcy Cases) shall File and serve on each of the Reorganized Debtors, the Informal Vendor Debt Committee and the Official Committee (or, if the Official Committee has disbanded, the Leap Creditor Trust Trustee) an application for final allowance of compensation and reimbursement of expenses no later than (i) sixty (60) days after the Effective Date, or (ii) such later date as the Court shall order upon application made prior to the end of such 60-day period. All compensation and reimbursement of expenses for professionals incurred by or on behalf of Leap shall be paid for by Leap. All compensation and reimbursement of expenses for professionals incurred by or on behalf of Debtors other than Leap shall be paid for by Cricket.

                  Objections to applications of professionals or other Persons for compensation or reimbursement of expenses must be Filed and served on the Reorganized Debtors, counsel for the Reorganized Debtors, the Informal Vendor Debt Committee, the Official Committee (or, if the Official Committee has disbanded, the Leap Creditor Trust Trustee) and the professionals to whose application the objections are addressed on or before (i) sixty (60) days after such application is Filed and served or (ii) such later date as the Court shall order upon application made prior to the end of such 60-day period or upon agreement between the Reorganized Debtors and the affected professional. On or prior to the Confirmation Date, each professional seeking compensation or reimbursement shall provide the Reorganized Debtors, the Informal Vendor Debt Committee and the Official Committee with a non-binding, written estimate of the amount of its requested compensation and reimbursement through the Effective Date. On the Effective Date, Reorganized Cricket shall establish a reserve for professionals providing services to Debtors other than Leap (the "Professional Claims Reserve") in an amount equal to the aggregate amount of such estimated compensation or reimbursements, unless otherwise previously paid by the Debtors. The funds in the Professional Claims Reserve shall be used solely for the payment of Allowed professional fee claims for professionals providing services to Debtors other than Leap. If an applicable professional fails to submit an estimate of its fees in accordance with this section, the Reorganized Debtors shall not pay such professional's Allowed professional fee claim from the Professional Claims Reserve but rather shall pay such claim from any other source available to such Reorganized Debtors. The foregoing notwithstanding, if an applicable professional submits a non-binding, written estimate of his or her fees and reimbursable expenses in accordance with this section, under no circumstances shall such submission be construed to limit the source of such professional's compensation and reimbursement solely to the funds set aside in the Professional Claims Reserve, nor shall such submission be construed as a maximum or cap on the amount of compensation and expense reimbursement ultimately payable to such professional. Any professional fees and reimbursements or expenses incurred by the Reorganized Debtors subsequent to the Effective Date may be paid by the Reorganized Debtors without application to or Order of the Court. The costs of the Leap Creditor Trust, including without limitation, the fees and expenses of the Leap Creditor Trust Trustee and any professionals retained by the Leap Creditor Trust Trustee, shall be borne entirely by the Leap Creditor Trust.

G.       ALLOCATION OF CONSIDERATION

                  The aggregate consideration to be distributed to holders of Allowed Claims in each class under the Plan shall be treated as first satisfying an amount equal to the stated principal amount of the Allowed Claim for such holders, and any remaining consideration considered as satisfying accrued but unpaid interests and costs, if any, and attorneys' fees where applicable.

H. CANCELLATION OF OLD LEAP NOTES; CERTAIN PROVISIONS IN RESPECT OF THE OLD LEAP NOTES, AND THE OLD INDENTURE TRUSTEE

                  a.       CANCELLATION OF OLD LEAP NOTES

                  On the Effective Date, the Old Leap Notes will be deemed cancelled and of no further force or effect with respect to the Debtors without any further action on the part of the Court, any Person or any governmental entity or agency. Following the Effective Date, holders of Old Leap Notes will receive from the Disbursing Agent or its designee specific instructions regarding the time and manner in which the Old Leap Notes are to be surrendered. Pending such surrender, such Old Leap Notes will be deemed cancelled and shall represent only the right to receive the distributions to which the holder is entitled under this Plan.

                  b.       OLD INDENTURE TRUSTEE'S LIEN

                  Subject to the terms of the Indenture and to applicable law, the Plan shall not affect the lien of the Old Indenture Trustee pursuant to
Section 7.07 of the Indenture on all money or property now or in the future held by the Old Indenture Trustee, including without limitation any distributions in respect of the Old Leap Notes pursuant to the Plan or the Leap Creditor Trust, to secure payment of the fees and expenses incurred or to be incurred by the Old Indenture Trustee (including without limitation the fees and expenses of its counsel) and the indemnity and all other obligations set forth in Section 7.07 of the Indenture, which lien shall continue notwithstanding the occurrence of the Confirmation Date, the Initial Distribution Date and the Effective Date and notwithstanding the discharge of the Debtors pursuant to the Plan and Section 1141 of the Bankruptcy Code. Subject to the terms of the Indenture and applicable law, the Old Indenture Trustee may at any time, and from time to time, pay or reserve for such fees, expenses, indemnity and other obligations from any such money or property now or in the future held by the Old Indenture Trustee.

                  c.       TAX REPORTING

                  Subject to the terms of the Indenture and to applicable law, none of the Old Indenture Trustee, the Disbursing Agent or the Leap Creditor Trust Trustee shall have any obligation to pay, make withholdings in respect of, or make any filings with or reportings to any governmental entity or agency or any other Person in respect of, any tax or tax-related obligations in respect of the Old Leap Notes or any distributions pursuant to the Plan or the Leap Creditor Trust in respect of the Old Leap Notes. Instead, (i) the beneficial holder of each Old Leap Note shall have the obligation to pay all taxes in respect of such distributions, and (ii) the top-tier Depository Trust Company participant in respect of each Old Leap Note shall have the obligation to comply with all such withholding, filing and reporting requirements.

                  d.       INDENTURE

                  The Indenture shall continue in full force and effect notwithstanding the occurrence of the Confirmation Date, the Initial Distribution Date and the Effective Date and notwithstanding the discharge of the Debtors, except that the liability of any of the Debtors thereunder shall be discharged pursuant to the Plan and Section 1141 of the Bankruptcy Code.

I.       CANCELLATION OF OLD LEAP COMMON STOCK AND OTHER OLD SECURITIES

                  As of the Effective Date, by virtue of the Plan and in all events without any action on the part of the Holders thereof, the Old Securities issued and outstanding or held in treasury, including without limitation, the Old Leap Common Stock, will be cancelled and retired.

J.       SOURCES OF CASH TO MAKE PLAN DISTRIBUTIONS

                  Except as otherwise provided in the Plan or the Confirmation Order, all Cash necessary for the Reorganized Debtors to make payments pursuant to the Plan will be obtained from the Reorganized Debtors' Cash balances or borrowings and the operations of the Reorganized Debtors.

                  Except as otherwise provided in the Plan or the Confirmation Order, all Cash necessary for the Leap Creditor Trust Trustee to make payments pursuant to the Plan will be obtained from the Leap Creditor Trust Assets.

K.       CERTAIN CORPORATE GOVERNANCE MATTERS

                  a.       CANCELLATION OF OLD SECURITIES AND RELATED AGREEMENTS

                  On the Effective Date, the Old Securities and the Old Stock Rights, and all obligations of the Debtors under all of the foregoing or under any agreements relating to the foregoing will be terminated, cancelled and extinguished.

                  b.       CERTIFICATES OF INCORPORATION

                  On the Effective Date, each of the Reorganized Debtors shall adopt the Amended Debtor Certificates of Incorporation pursuant to applicable non-bankruptcy law and section 1123(a)(5)(I) of the Bankruptcy Code. The Amended Debtor Certificates of Incorporation will, among other provisions: (i) authorize the issuance of the New Common Stock; and (ii) prohibit the issuance of nonvoting securities to the extent required by section 1123(a)(6) of the Bankruptcy Code. The Amended Debtor Certificates of Incorporation will become effective upon the occurrence of the Effective Date.

L.       EFFECT OF CONFIRMATION OF THE PLAN

         1.       VESTING OF ASSETS

                  Except as otherwise provided in any provision of the Plan, on the Effective Date, the Leap Creditor Trust Assets shall vest in the Leap Creditor Trust and all property of the other Estates will vest in the Reorganized Debtors, as applicable, free and clear of all Liens, Claims, encumbrances and Interests. From and after the Effective Date, each Reorganized Debtor may operate its business and use, acquire and dispose of property and settle and compromise Claims or Interests arising post-Confirmation without supervision by the Court and free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules or the Local Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and the Confirmation Order.

         2.       DISCHARGE OF CLAIMS AND TERMINATION OF INTERESTS

                  Except as provided in the Confirmation Order, the rights afforded under the Plan and the treatment of Claims and Interests under the Plan will be in exchange for and in complete satisfaction, discharge and release of all Claims and satisfaction or termination of all Interests, including any interest accrued on Claims from the Petition Date. Except as provided in the Plan or Confirmation Order, Confirmation will, as of the Effective Date: (a) discharge the Debtors from all Claims or other debts that arose before the Effective Date, and all debts of a kind specified in Section 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (i) a proof of claim based on such debt is Filed or deemed Filed pursuant to Section 501 of the Bankruptcy Code,
(ii) a Claim based on such debt is Allowed pursuant to Section 502 of the Bankruptcy Code, or (iii) the holder of a Claim based on such debt has accepted the Plan; and (b) satisfy or terminate all Interests and other rights of Holders of Interests.

                  UPON CONFIRMATION, THE PLAN WILL BE BINDING ON ALL HOLDERS OF CLAIMS AGAINST AND INTERESTS IN EACH DEBTOR REGARDLESS OF WHETHER SUCH HOLDERS VOTED TO ACCEPT THE PLAN.

         3.       DISCHARGE OF REORGANIZED DEBTORS AND INJUNCTION

                  Except as otherwise provided in the Plan or the Confirmation
Order: (i) on the Effective Date, each Reorganized Debtor shall be deemed discharged and released to the fullest extent permitted by section 1141 of the Bankruptcy Code from all Claims and Interests, including, but not limited to, demands, liabilities, Claims and Interests that arose before the Confirmation Date and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not: (A) a proof of Claim or proof of Interest based on such debt or Interest is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code, (B) a Claim or Interest based on such debt or Interest is allowed pursuant to section 502 of the Bankruptcy Code or (C) the Holder of a Claim or Interest based on such debt or Interest has accepted the Plan; and (ii) all Persons shall be precluded from asserting against each Reorganized Debtor, its successors, or its assets or properties any other or further Claims or Interests based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Confirmation Date. Except as otherwise provided in the Plan or the Confirmation Order, the Confirmation Order shall act as a discharge of any and all Claims against and all debts and liabilities of the Reorganized Debtors, as provided in sections 524 and 1141 of the Bankruptcy Code, and such discharge shall void any judgment against each Reorganized Debtor at any time obtained to the extent that it relates to a Claim discharged.

                  All Persons that have held, currently hold or may hold a Claim or other debt or liability or an Interest or other right of such Holders, are permanently enjoined from taking any of the following actions on account of any such Claims, debts or liabilities or Interests or rights: (a) commencing or continuing in any manner any action or other proceeding against any of the Debtors, the Informal Vendor Debt Committee (and each of its members in such capacity), the Informal Noteholder Committee (and each of its members in such capacity), the Official Committee (and each of its members in such capacity), the Old Indenture Trustee and counsel and other professional persons retained by the Debtors, the Informal Vendor Debt Committee, the Noteholder Committee, the Official Committee, and the Old Indenture Trustee, and each of their respective affiliates, current or former officers, directors, agents, employees and representatives; (b) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order against any of the Debtors, the Informal Vendor Debt Committee (and each of its members in such capacity), the Informal Noteholder Committee (and each of its members in such capacity), the Official Committee (and each of its members in such capacity), the Old Indenture Trustee and counsel and other professional persons retained by any of the Debtors, the Informal Vendor Debt Committee, the Informal Noteholder Committee, the Official Committee, and the Old Indenture Trustee, and each of their respective affiliates, current or former officers, directors, agents, employees and representatives; (c) creating, perfecting or enforcing any Lien or encumbrance against any of the Debtors, the Informal Vendor Debt Committee (and each of its members in such capacity), the Informal Noteholder Committee (and each of its members in such capacity), the Official Committee (and each of its members in such capacity), the Old Indenture Trustee and counsel and other professional persons retained by any of the Debtors, the Informal Vendor Debt Committee, the Informal Noteholder Committee, the Official Committee, and the Old Indenture Trustee, and each of their respective affiliates, current or former officers, directors, agents, employees and representatives; (d) asserting a setoff, right of subrogation or recoupment of any kind against any obligation due to any of the Debtors, the Informal Vendor Debt Committee (and each of its members in such capacity), the Informal Noteholder Committee (and each of its members in such capacity), the Official Committee (and each of its members in such capacity), the Old Indenture Trustee and counsel and other professional persons retained by any of the Debtors, the Informal Vendor Debt Committee, the Informal Noteholder Committee, the Official Committee, and the Old Indenture Trustee, and each of their respective affiliates, current or former officers, directors, agents, employees and representatives; and (e) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.

                  Any Person injured by any willful violation of such injunction shall recover actual damages, including costs and attorneys' fees, and, in appropriate circumstances, may recover punitive damages, from the willful violator.

                  The foregoing releases do not extend to any claim (a) by Lucent that could be brought with respect to any transfer by a Debtor to Cricket Performance I (to the extent such claim was preserved by a timely filed proof of claim) or against Cricket Performance I or (b) by Nortel that could be brought with respect to any transfer by a Debtor to Cricket Performance II (to the extent such claim was preserved by a timely filed proof of claim) or against Cricket Performance II).

M.       RETENTION OF JURISDICTION

                  Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Court will retain such jurisdiction over the Chapter 11 Cases after the Effective Date to the full extent permitted by law, including, without limitation, jurisdiction to:

                  (i) Allow, disallow, determine, liquidate, classify, subordinate, estimate or establish the priority or secured or unsecured status of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim, the resolution of any objections to the allowance or priority of Claims or Interests and the resolution of any dispute as to the treatment necessary to reinstate a Claim pursuant to the Plan;

                  (ii) Grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan, for periods ending before the Effective Date;

                  (iii) Resolve any matters related to the assumption or rejection of any executory contract or unexpired lease to which any Debtor is a party or with respect to which any Debtor may be liable, and to hear, determine and, if necessary, liquidate any Claims arising therefrom;

                  (iv) Ensure that distributions to Holders of Allowed Claims or Allowed Interests are accomplished pursuant to the provisions of the Plan;

                  (v) Decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications involving the Debtors, the Reorganized Debtors or the Leap Creditor Trust arising out of or related to the Chapter 11 Cases;

                  (vi) Enter such Orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, indentures and other agreements or documents created in connection with the Plan, this Disclosure Statement or the Confirmation Order, except as otherwise provided herein;

                  (vii) Resolve any cases, controversies, suits or disputes that may arise in connection with the consummation, interpretation or enforcement of the Plan or the Confirmation Order, including the release and injunction provisions set forth in and contemplated by the Plan and the Confirmation Order, or any entity's rights arising under or obligations incurred in connection with the Plan or the

                           Confirmation Order;

                  (viii) Subject to any restrictions on modifications provided in any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, modify the Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code or modify this Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, this Disclosure Statement or the Confirmation Order; or remedy any defect or omission or reconcile any inconsistency in any Court Order, the Plan, this Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, this Disclosure Statement or the Confirmation Order, in such manner as may be necessary or appropriate to consummate the Plan, to the extent authorized by the Bankruptcy Code;

                  (ix) Issue injunctions, enter and implement other Orders or take such other actions as may be necessary or appropriate to restrain interference by any entity with consummation, implementation or enforcement of the Plan or the Confirmation Order;

                  (x) Enter and implement such Orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

                  (xi) Determine any other matters that may arise in connection with or relating to the Plan, this Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, this Disclosure Statement or the Confirmation Order, except as otherwise provided in the Plan;

                  (xii) Resolve any disputes that the Leap Creditor Trust Trustee may assert with respect to whether the Debtors or Reorganized Debtors reasonably determined that a proposed defendant is a "Material Vendor or Customer" in the case of a potential Eligible Leap Avoidance Action, or that a proposed cause of action is a "Materially Adverse Action" in the case of a potential Eligible Leap Cause of Action; and

                  (xiii)   Enter an Order concluding the Chapter 11 Cases.

                  The foregoing list is illustrative only and not intended to limit in any way the Court's exercise of jurisdiction. If the Court abstains from exercising jurisdiction or is otherwise without jurisdiction over any matter arising out of the Chapter 11 Cases, including without limitation the matters set forth in this Article, this Article shall have no effect upon and shall not control, prohibit or limit the exercise of jurisdiction by any other court having competent jurisdiction with respect to such matter.

N.       MISCELLANEOUS PROVISIONS

         1.       EXEMPTION FROM TRANSFER TAXES

                  Pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, including, without limitation, any agreements of consolidation, deeds, bills of sale or assignments executed in connection with any of the transactions contemplated under the Plan shall not be subject to any stamp, real estate transfer, mortgage recording or other similar tax.

         2.       PAYMENT OF STATUTORY FEES

                  All fees payable on or before the Effective Date pursuant to section 1930 of Title 28 of the United States Code shall be paid on or before the Effective Date. The Debtors will pay quarterly fees to the U.S. Trustee until entry of a final decree. In addition, the Debtors will file post-Confirmation quarterly reports in conformance with the U.S. Trustee Guidelines.

         3.       MODIFICATION OR WITHDRAWAL OF THE PLAN

                  The Debtors reserve the right, in accordance with the Bankruptcy Code, to amend, modify or withdraw the Plan prior to the entry of the Confirmation Order. After the entry of the Confirmation Order, the Debtors may amend or modify the Plan, or remedy any defect or omission or reconcile any inconsistency in the Plan in such a manner as may be necessary to carry out the purpose and intent of the Plan with the consent of the Official Committee (or, if the Official Committee has disbanded, the Leap Creditor Trust Trustee) and the Informal Vendor Debt Committee.

         4.       GOVERNING LAW

                  Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules), the laws of the State of New York (without reference to the conflicts of laws provisions thereof) shall govern the construction and implementation of the Plan and any agreements, documents and instruments executed in connection with the Plan.

         5.       FILING OR EXECUTION OF ADDITIONAL DOCUMENTS

                  On or before the Effective Date, the Debtors shall file with the Court or execute, as appropriate, such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

         6.       WITHHOLDING AND REPORTING REQUIREMENTS

                  In connection with the Plan and all instruments issued in connection therewith and distributions thereon, to the extent applicable and except as provided in Section 5.17(b) of the Plan, the Leap Creditor Trust Trustee and the Reorganized Debtors shall comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority and all distributions thereunder shall be subject to any such withholding and reporting requirements.

         7.       WAIVER OF RULE 62(a) OF THE FEDERAL RULES OF CIVIL PROCEDURE

                  The Debtors may request that the Confirmation Order include
(a) a finding that Rule 62(a) of the Federal Rules of Bankruptcy Procedure shall not apply to the Confirmation Order, and (b) authorization for the Debtors to consummate the Plan immediately after the entry of the Confirmation Order.

         8.       HEADINGS

                  Headings used in the Plan are for convenience and reference only and shall not constitute a part of the Plan for any purpose.

         9.       EXHIBITS AND SCHEDULES

                  All Exhibits and Schedules to the Plan and Disclosure Statement are incorporated into and constitute a part of the Plan as if set forth herein.

         10.      NOTICES

                  All notices, requests and demands hereunder to be effective shall be in writing and unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as provided for in the Plan.

         11.      PLAN SUPPLEMENT

                  Forms of documents relating to the Amended Debtor Certificates of Incorporation, Amended Debtor Bylaws, Leap Creditor Trust Agreement and New Senior Notes Indenture shall be contained in the Plan Supplement and filed with the Clerk of the Court at least 5 days prior to the date of the Confirmation Hearing. Upon its filing with the Court, the Plan Supplement may be inspected during normal Court hours. Holders of Claims may obtain a copy of the Plan Supplement upon written request to counsel to the Debtors.

         12.      CONFLICT

                  The terms of this Plan shall govern in the event of any inconsistency with the summaries of the Plan set forth in the Disclosure Statement.

         13.      SUCCESSORS AND ASSIGNS

                  The rights, benefits and obligations of any Person named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, trustee, administrator, successor or assign of such Person.

         14.      SATURDAY, SUNDAY OR LEGAL HOLIDAY

                  If any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

         15.      POST-EFFECTIVE DATE EFFECT OF EVIDENCES OF CLAIMS OR INTERESTS

                  Notes, bonds, stock certificates and other evidences of Claims against or Interests in the Debtors, and all Instruments of the Debtors (in either case, other than those executed and delivered as contemplated hereby in connection with the consummation of the Plan), shall, effective upon the Effective Date, represent only the right to participate in the distributions contemplated by the Plan.

         16.      SEVERABILITY OF PLAN PROVISIONS

                  If, prior to Confirmation, any term or provision of the Plan that does not govern the treatment of Claims or Interests provided for herein or the conditions to the Effective Date is held by the Court to be invalid, void, or unenforceable, the Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination, and shall provide, that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

         17.      BALLOTING

                  Each Holder of an Allowed Claim or an Allowed Interest entitled to vote on the Plan will receive a Ballot. The Ballot will contain two boxes, one indicating acceptance of the Plan and the other indicating rejection of the Plan. Holders of Allowed Claims or Allowed Interests who elect to vote on the Plan must mark one or the other box pursuant to the instructions contained on the Ballot. Any executed Ballot that does not indicate acceptance or rejection of the Plan will be deemed to be an acceptance of the Plan.

         18.      NO ADMISSIONS OR WAIVER OF OBJECTIONS

                  Notwithstanding anything herein to the contrary, nothing contained herein or in the Plan shall be deemed as an admission by any Debtor, the Official Committee or the Informal Vendor Debt Committee with respect to any matter set forth herein including, without limitation, liability on any Claim or the propriety of any Claims classification. The Debtors are not bound by any statements herein or in the Plan as judicial admissions.

         19.      SURVIVAL OF SETTLEMENTS

                  All Court-approved settlements shall survive consummation of the Plan, except to the extent that any provision of any such settlement is inconsistent with the Plan, in which case the provisions of the Plan shall supersede such inconsistent provision of such settlement.

                                  SECTION VIII.

                                   PROJECTIONS

                  The Debtors have developed financial projections to assess the feasibility of the Reorganized Debtors generally. These projections and valuations are based on a number of significant assumptions, including the successful reorganization of the Debtors, an assumed Effective Date of September 30, 2003, and no significant downturn in the specific markets in which the Debtors operate.

                  THE PROJECTIONS ARE BASED ON A NUMBER OF SIGNIFICANT ASSUMPTIONS. ACTUAL OPERATING RESULTS AND VALUES MAY VARY.

                  Annexed to this Disclosure Statement as Exhibit G are unaudited financial projections of the Reorganized Debtors prepared as of July 16, 2003 (the "Projections") and include updates by the Debtors to reflect the declines in subscribers being experienced by the Debtors while in bankruptcy, their post-petition financial performance and other factors. See "Description of the Debtors' Business--Statement Regarding Financial Performance of Cricket for Second Quarter 2003" included at page 3 of the Disclosure Statement.

                  The Projections are dependent upon many factors over which the Debtors do not have any control. No assurance can be given that any of the assumptions on which the Projections are based will prove to be correct. The Projections were not prepared with a view to public disclosure or in compliance with (i) published guidelines of the SEC, (ii) the guidelines established by the American Institute of Certified Public Accountants regarding projections or
(iii) GAAP. While presented with numerical specificity, such projections are based upon a variety of assumptions that may not be realized relating to future business and operations of the Reorganized Debtors and the integration of their operations. The Projections are subject to uncertainties and contingencies, all of which are difficult to predict, and many of which are beyond the control of the Debtors. THE DEBTORS MAKE NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE ATTAINABILITY OF THE PROJECTED FINANCIAL INFORMATION SET FORTH IN THE PROJECTIONS, OR AS TO THE ACCURACY OR COMPLETENESS OF THE ASSUMPTIONS FROM WHICH THAT PROJECTED INFORMATION IS DERIVED.

                  The Debtors believe the Projections illustrate the feasibility of the Plan and of the Reorganized Debtors generally. The Projections reflect the positive effects of substantially de-leveraging the Reorganized Debtors, whose consolidated indebtedness will be reduced from approximately $2.5 billion to approximately $426.7 million immediately following the Effective Date of the Plan. The Projections show that Reorganized Leap would accumulate cash during the seven-year projection period, with projected cash balances growing from $112.6 million at the Effective Date to $169.4 million at the end of 2006 to $263.1 million at the end of 2010, with the Reorganized Debtors repaying the outstanding FCC Debt and New Senior Notes in full over the same period of time. Reorganized Leap also would incur an aggregate of $647.4 million in capital expenditures during this same period. The Projections also show that Reorganized Leap would generate EBITDA of $83.6 million, $210.6 million and $344.6 million in each of 2004, 2006 and 2010, respectively, and net income (loss) of $(10.1 million), $83.5 million and $140.1 million in each of 2004, 2006 and 2010, respectively. Please see the Projections attached as Exhibit G for more detailed information about projected results.

                                   SECTION IX.

                             CONFIRMATION PROCEDURE

A.       SOLICITATION OF VOTES

                  The Debtors will solicit votes from Holders of Claims and Interests in Classes entitled to vote (e.g., those classes that (a) are Impaired and (b) are receiving property or Cash under the Plan). As to such Classes, the Bankruptcy Code defines acceptance of a plan by a class of creditors as acceptance by holders of at least two-thirds in dollar amount and more than one-half in number of the Claims of that class that have timely voted to accept or reject a plan.

                  A vote may be disregarded if the Court determines, after notice and a hearing, that acceptance or rejection was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

                  Any Holder of a Claim in an Impaired Class (i) whose Claim has been listed by the Debtors in the Debtors' Schedules filed with the Court (provided that such Claim has not been scheduled as disputed, contingent or unliquidated) or (ii) who filed a proof of claim on or before June 28, 2003 (or, if not filed by such date, any proof of claim filed within any other applicable period of limitations or with leave of the Court), which Claim is not the subject of an objection or request for estimation, is entitled to vote.

         1.       VOTING PROCEDURES FOR HOLDERS OF OLD LEAP NOTES

                  If you are a registered holder of Old Leap Notes (collectively, "Voting Securities"), in each case, to the extent such holder is entitled to vote ("Holder of Voting Securities"), you will receive the ballot relating to the securities you hold of record. Registered Holders may include brokerage firms, commercial banks, trust companies or other nominees. If such entities do not hold Voting Securities for their own account, they should provide copies of this Disclosure Statement and an appropriate Ballot to their customers and to beneficial owners. Any beneficial owner who has not received this Disclosure Statement or a Ballot should contact their brokerage firm or nominee or the Voting Agent.

                  All votes to accept or reject the Plan must be cast by using the Ballot or, in the case of a brokerage firm or other nominee holding Voting Securities in its own name on behalf of a beneficial owner, the Master Ballot, enclosed with this Disclosure Statement. Brokerage firms or other nominees holding Voting Securities for the account of only one beneficial owner may use a Ballot. Purported votes which are cast in any other manner will not be counted. Ballots and Master Ballots must be received by the Voting Agent no later than 4:00 p.m., Pacific Time, on the Voting Deadline (September 8, 2003) which may be extended at the Debtor's discretion or with Court approval. Ballots must be sent to the Voting Agent at the following address:

                  If by U.S. Mail:

                                 Poorman-Douglas Corporation
                                 P.O. Box 4390
                                 Portland, Oregon 97208-4390
                                 Tel: (800) 517-7475
                                 Fax: (503) 350-5890
                                 Attn: Leap Wireless International, Inc.,
                                 Cricket Communications Inc. and Affiliated
                                 Entities Claims Agent

                  If by Overnight or Hand Delivery:

                                 Poorman-Douglas Corporation
                                 10300 SW Allen Boulevard
                                 Beaverton, Oregon 97005
                                 Tel: (800) 517-7475
                                 Fax: (503) 350-5890
                                 Attn: Leap Wireless International, Inc.,
                                 Cricket Communications Inc. and Affiliated
                                 Entities Claims Agent

                  You may receive a Ballot relating to Voting Securities that you did not beneficially own on the Distribution Record Date. You should complete only the Ballot corresponding to each class of Voting Securities which you beneficially owned on the Distribution Record Date. Holders who purchase or whose purchase is registered after the Distribution Record Date, and who wish to vote on the Plan must arrange with their seller to receive a proxy from the Holder of record on the Distribution Record Date, a form of which is provided with each Ballot and Master Ballot.

                  Holders of Voting Securities who elect to vote on the Plan should complete and sign the Ballot in accordance with the instructions thereon being sure to check the appropriate box entitled "Accept the Plan" or "Reject the Plan." Holders may not split their vote on the Plan with respect to a particular class of Voting Securities. A Holder must vote all securities beneficially owned in a particular class in the same way (i.e., all "accept" or all "reject") even if such Voting Securities are owned through more than one broker or bank.

                  Again, delivery of the Ballots must be made to the Voting Agent at Poorman-Douglas Corporation at the addresses set forth above. The method of such delivery is at the election and risk of the Holder. If such delivery is by mail, it is recommended that Holders use an air courier with a guaranteed next day delivery or registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to assure timely delivery.

                  You may receive multiple mailings of this Disclosure Statement, especially if you own your Voting Securities through more than one broker or bank. If you submit more than one Ballot for a class or issue of Voting Securities because you beneficially own such Voting Securities through more than one broker or bank, be sure to indicate in item [3] of the Ballot(s), the names of all broker dealers or other intermediaries who hold Voting Securities for you.

         2.       BENEFICIAL OWNERS OF OLD LEAP NOTES

                  All beneficial owners of Voting Securities on the Distribution Record Date are eligible to vote on the Plan, whether the Voting Securities were held on the Distribution Record Date in such beneficial owner's name or in the name of a brokerage firm, commercial bank, trust company or other nominee.

                  Any beneficial owner holding Voting Securities in its own name can vote by completing and signing the enclosed Ballot and returning it directly to the Voting Agent using the enclosed pre-addressed stamped envelope.

                  A beneficial owner holding Voting Securities in "street name" (i.e., through a brokerage firm, bank, trust company or other nominee) or a beneficial owner's authorized signatory (a broker or other intermediary having power of attorney to vote on behalf of a beneficial owner) can vote by following the instructions set forth below:

                  1.       Fill in all the applicable information on the Ballot.

                  2. Sign the Ballot (unless the Ballot has already been signed by the bank, trust company or other nominee).

                  3. Return the Ballot to the addressee in the preaddressed, stamped envelope enclosed with the ballot. If no envelope was enclosed, contact the Voting Agent for instructions.

                  Authorized signatories voting on behalf of more than one beneficial owner must complete a separate Ballot for each such beneficial owner. Any Ballot submitted to a brokerage firm or proxy intermediary will not be counted until such brokerage firm or proxy intermediary (i) properly executes and delivers such Ballot to the Voting Agent or (ii) properly completes and delivers a corresponding Master Ballot to the Voting Agent.

                  By submitting a vote for or against the Plan, you are certifying that you are the beneficial owner of the Voting Securities being voted or an authorized signatory for such a beneficial owner. Your submission of a Ballot will also constitute a request that you (or in the case of an authorized signatory, the beneficial owner) be treated as the record holder of such Voting Securities for purposes of voting on the Plan.

         3.       BROKERAGE FIRMS, BANKS AND OTHER NOMINEES

                  A brokerage firm, commercial bank, trust company or other nominee which is the registered holder of a Voting Security for a beneficial owner, or is a participant in a securities clearing agency and is authorized to vote in the name of such securities clearing agency pursuant to an omnibus proxy (as described below) and is acting for a beneficial owner, can vote on behalf of such beneficial owner by (i) distributing a copy of this Disclosure Statement and all appropriate Ballots to such owner, (ii) collecting all such Ballots,
(iii) completing a Master Ballot compiling the votes and other information from the Ballots collected, and (iv) transmitting such completed Master Ballot to the Voting Agent. A proxy intermediary acting on behalf of a brokerage firm or bank may follow the procedures outlined in the preceding sentence to vote on behalf of such beneficial owner. A brokerage firm, commercial bank, trust company or other nominee which is the registered holder of a Voting Security for only one beneficial owner also may arrange for such beneficial owner to vote by executing the appropriate ballot and by distributing a copy of this Disclosure Statement and such executed Ballot to such beneficial owner for voting and returning such Ballot to the Voting Agent.

         4.       VOTING DEADLINE AND EXTENSIONS

                  In order to be counted for purposes of voting on the Plan, all of the information requested by the applicable Ballot must be provided. Ballots indicating acceptance or rejection of the Plan must be received by the Voting Agent at its address set forth below no later than 4:00 p.m., Pacific Time, on the Voting Deadline. The Debtors reserve the right, in their sole discretion, to extend the Voting Deadline or the Court may extend the Voting Deadline, in which case the term "Voting Deadline" shall mean the latest date on which a Ballot will be accepted.

         5.       WITHDRAWAL OF VOTES ON THE PLAN

                  The solicitation of acceptances of the Plan will expire on the Voting Deadline. A properly submitted Ballot may be withdrawn by delivering a written or facsimile transmission notice of withdrawal to the Voting Agent, Poorman-Douglas, at the following address:

                  If by U.S. Mail:

                                    Poorman-Douglas Corporation
                                    P.O. Box 4390
                                    Portland, Oregon 97208-4390
                                    Tel: (800) 517-7475
                                    Fax: (503) 350-5890
                                    Attn: Leap Wireless International, Inc.,
                                    Cricket Communications Inc. and Affiliated
                                    Entities Claims Agent

                  If by Overnight or Hand Delivery:

                                    Poorman-Douglas Corporation
                                    10300 SW Allen Boulevard
                                    Beaverton, Oregon 97005
                                    Tel: (800) 517-7475
                                    Fax: (503) 350-5890
                                    Attn: Leap Wireless International, Inc.,
                                    Cricket Communications Inc. and Affiliated
                                    Entities Claims Agent

at any time prior to the Voting Deadline. Thereafter, withdrawal may be effected only with the approval of the Court.

                  In order to be valid, a notice of withdrawal must (i) specify the name of the Holder who submitted the votes on the Plan to be withdrawn; (ii) contain a description of the Claim or Interest to which it relates and the aggregate principal amount or number of shares represented by such Claim or Interest; and (iii) be signed by the Holder in the same manner as on the Ballot. The Debtors expressly reserve the absolute right to contest the validity of any such withdrawals of votes on the Plan.

                  Any Holder who has previously submitted to Poorman-Douglas prior to the Voting Deadline a properly completed Ballot may revoke and change such vote by submitting to Poorman-Douglas prior to the Voting Deadline a subsequent properly completed Ballot for acceptance or rejection of the Plan. In the case where more than one timely, properly completed Ballot is received, only the one which bears the latest date will be counted for purposes of determining whether sufficient acceptances required to seek Confirmation of the Plan have been received. If more than one Master Ballot is submitted and the later dated Master Ballot(s) supplement rather than supersede the earlier Master Ballot(s), please mark the subsequent Master Ballot(s) with the words "Additional Votes" or such other language as is customarily used to indicate additional votes that are not meant to revoke earlier votes.

         6.       VOTING AGENT

                  Poorman-Douglas has been appointed as Voting Agent for the Plan. Questions and requests for assistance may be directed to the Voting Agent. Requests for additional copies of this Disclosure Statement, the Ballots or the Master Ballots should be directed to the Voting Agent.

B.       THE CONFIRMATION HEARING

                  The Bankruptcy Code requires the Court, after notice, to hold a confirmation hearing. The Confirmation Hearing in respect of the Plan has been scheduled for September 29, 2003 at 10:00 a.m., Pacific Time, before the Honorable Louise DeCarl Adler at the United States Bankruptcy Court for the Southern District of California, Jacob Weinberger U.S. Courthouse, 325 West F Street, San Diego, California 92101. The Confirmation Hearing may be adjourned from time to time by the Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing. Any objection to Confirmation must be made in writing and specify in detail the name and address of the objector, all grounds for the objection and the amount of the Claim or number of shares of Old Leap Common Stock or Interests held by the objector. Any such objection must be filed with the Court and served so that it is received by the Court and the following parties on or before September 8, 2003 at 4:00 p.m., Pacific Time:

Latham & Watkins LLP                        Kramer Levin Naftalis & Frankel LLP
Attorneys for the Debtors                   Attorneys for the Official Committee
633 West Fifth Street, Suite 4000           919 Third Avenue
Los Angeles, California 90071               New York, New York 10022
Attn: Robert A. Klyman                      Attn: Robert T. Schmidt

Andrews & Kurth L.L.P.                      Office of the United States Trustee
Attorneys for Informal Vendor Committee     402 West Broadway, Suite 600
805 Third Avenue                            San Diego, CA 92101
New York, New York 10022                    Attn: Tiffany L. Carroll
Attn: Paul N. Silverstein

C.       CONFIRMATION

                  This Disclosure Statement and the appropriate Ballot are being distributed to all Holders of Claims and Interests who are entitled to vote on the Plan. There is a separate Ballot designated for each Impaired Class in order to facilitate vote tabulation; however, all Ballots are substantially similar in form and substance and the term "Ballot" is used without intended reference to the Ballot of any specific class of Claims or Interests.

                  The Bankruptcy Code requires that, in order to confirm the Plan, the Court must make a series of findings concerning the Plan and the Debtors, including, without limitation, that (i) the Plan has classified Claims and Interests in a permissible manner, (ii) the Plan complies with applicable provisions of the Bankruptcy Code, (iii) the Debtors have complied with applicable provisions of the Bankruptcy Code, (iv) the Debtors have proposed the Plan in good faith and not by any means forbidden by law, (v) the disclosure required by section 1125 of the Bankruptcy Code has been made, (vi) the Plan has been accepted by the requisite votes of creditors (except to the extent that cramdown is available under section 1129(b) of the Bankruptcy Code), (vii) the Plan is feasible and Confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtors,
(viii) the Plan is in the "best interests" of all Holders of Claims or Interests in an Impaired Class in that it provides to such Holders on account of their Claims or Interests property of a value, as of the Effective Date, that is not less than the amount that such Holder would receive or retain in a chapter 7 liquidation, unless each Holder of a Claim or Interest in such Class has accepted the Plan, (ix) all fees and expenses payable under 28 U.S.C. Section 1930, as determined by the Court at the hearing on Confirmation, have been paid or the Plan provides for the payment of such fees on the Effective Date, and (x) the Plan provides for the continuation after the Effective Date of all retiree benefits, as defined in section 1114 of the Bankruptcy Code, at the level established at any time prior to Confirmation pursuant to sections 1114(e)(1)(B) or 1114(g) of the Bankruptcy Code, for the duration of the period that the Debtors have obligated themselves to provide such benefits.

                  A plan is accepted by an impaired class of claims if holders of at least two-thirds in dollar amount and more than one-half in number of claims of that class vote to accept the plan. A plan is accepted by an impaired class of interests if holders of at least two-thirds of the number of shares in such class vote to accept the plan. Only those holders of claims or interests who actually vote count in these tabulations.

                  In addition to this voting requirement, section 1129 of the Bankruptcy Code requires that a plan be accepted by each holder of a claim or interest in an impaired class or that the plan otherwise be found by the bankruptcy court to be in the best interests of each holder of a claim or interest in such class. In addition, each impaired class must accept the plan for the plan to be confirmed without application of the "fair and equitable" and "unfair discrimination" tests in section 1129(b) of the Bankruptcy Code discussed below.

                  The Bankruptcy Code contains provisions authorizing the confirmation of a plan even if it is not accepted by all impaired classes, as long as at least one impaired class of claims (without including any acceptance of the Plan by an insider) has accepted it. These so-called "cramdown" provisions are set forth in section 1129(b) of the Bankruptcy Code. As indicated above, a plan may be confirmed under the cramdown provisions if, in addition to satisfying the other requirements of section 1129 of the Bankruptcy Code, it (i) is "fair and equitable" and (ii) "does not discriminate unfairly" with respect to each class of claims or interests that is impaired under, and has not accepted, the plan. The "fair and equitable" standard, also known as the "absolute priority rule," requires, among other things, that unless a dissenting class of claims or a class of interests receives full compensation for its allowed claims or allowed interests, no holder of claims or interests in any junior class may receive or retain any property on account of such claims. The Bankruptcy Code establishes different "fair and equitable" tests for secured creditors, unsecured creditors and equity holders, as follows:

         (a) Secured Creditors: either (i) each impaired secured creditor retains its liens securing its secured claim and receives on account of its secured claim deferred Cash payments having a present value equal to the amount of its allowed secured claim, (ii) each impaired secured creditor realizes the "indubitable equivalent" of its allowed secured claim, or
                  (iii) the property securing the claim is sold free and clear of liens with such liens to attach to the proceeds, and the liens against such proceeds are treated in accordance with clause (i) or (ii) of this subparagraph (a).

         (b) Unsecured Creditors: either (i) each impaired unsecured creditor receives or retains under the plan of reorganization property of a value equal to the amount of its allowed claim, or (ii) the holders of claims and interests that are junior to the claims of the nonaccepting class do not receive any property under the plan of reorganization on account of such claims and interests.

         (c) Equity Holders: either (i) each equity holder will receive or retain under the plan of reorganization property of a value equal to the greater of (a) the fixed liquidation preference or redemption price, if any, of such stock or (b) the value of the stock, or (ii) the holders of interests that are junior to the nonaccepting class will not receive any property under the plan of reorganization.

The "fair and equitable" standard has also been interpreted to prohibit any class senior to a dissenting class from receiving under a plan more than 100% of its allowed claims. The requirement that a plan not "discriminate unfairly" means, among other things, that a dissenting class must be treated substantially equally with respect to other classes of equal rank. Attached as Exhibit M is a summary of a valuation analysis by UBS Securities LLC, financial advisor to the Debtors. Based upon the review and analysis set forth in Exhibit M, and subject to the assumptions, limitations and qualifications summarized in Exhibit M, UBS concluded on July 17, 2003 that the estimated going concern enterprise value of Reorganized Leap, as of the assumed Effective Date of September 30, 2003, would be in a range between $560 million and $683 million. Based on this estimate and assuming outstanding indebtedness of the Reorganized Debtors as of September 30, 2003 of $426.9 million, the Debtors believe the estimated going concern equity value of Reorganized Leap as of such date would be in a range between $133.1 million and $256.1 million. Based on the analysis by UBS, the Debtors believe that the plan satisfies the "fair and equitable" standard.

                  The Debtors believe that, if approved, the Plan will need to be crammed down over the dissent of certain Classes of Claims and Interests, in view of the treatment proposed for such Classes. To the extent necessary and appropriate, the Debtors intend to amend the Plan to permit cramdown of dissenting Classes of Claims or Interests. There can be no assurance, however, that the requirements of section 1129(b) of the Bankruptcy Code would be satisfied even if the Plan treatment provisions were amended or withdrawn as to one or more Classes. The Debtors believe that the treatment under the Plan of the Holders of Claims and Interests will satisfy the "fair and equitable" test since, although no distribution will be made in respect of Interests in such Classes and, as a result, such Classes will be deemed pursuant to Section 1126 of the Bankruptcy Code to have rejected the Plan, no Class junior to such non-accepting Classes will receive or retain any property under the Plan.

                  In addition, the Debtors do not believe that the Plan unfairly discriminates against any Class that may not accept or otherwise consent to the Plan. A plan of reorganization "does not discriminate unfairly" if (i) the legal rights of a nonaccepting class are treated in a manner that is consistent with the treatment of other classes whose legal rights are similarly situated to those of the nonaccepting class, and (ii) no class receives payments in excess of that which it is legally entitled to receive for its claims or interests. The Debtors believe the Plan does not discriminate unfairly.

                  THE DEBTORS INTEND TO SEEK CONFIRMATION OF THE PLAN UNDER
SECTION 1129(b) OF THE BANKRUPTCY CODE.

                  Subject to the conditions set forth in the Plan, a determination by the Court that the Plan is not confirmable pursuant to section 1129 of the Bankruptcy Code will not limit or affect the Debtors' ability to modify the Plan to satisfy the Confirmation requirements of section 1129 of the Bankruptcy Code.

         1.       FEASIBILITY

                  Section 1129(a)(11) of the Bankruptcy Code requires as a condition for Confirmation that the Court determine that the Plan is not likely to be followed by a liquidation, or the need for further financial reorganization, of the Debtors or the Reorganized Debtors, unless such liquidation or reorganization is proposed in the Plan. The Debtors believe that the Plan satisfies this requirement. The Debtors have prepared the Projections which are attached to this Disclosure Statement as Exhibit G. The Debtors believe that throughout the forecast period ending December 31, 2010, assuming the underlying assumptions are realized, Cash provided by operations combined with availability under the post-Effective Date borrowings will be adequate to meet capital expenditure and debt service requirements.

                  The Debtors believe the Projections illustrate the feasibility of the Plan and of the Reorganized Debtors generally. The Projections reflect the positive effects of substantially de-leveraging the Reorganized Debtors, whose consolidated indebtedness will be reduced from approximately $2.5 billion to approximately $426.7 million immediately following the Effective Date of the Plan. The Projections show that Reorganized Leap would accumulate cash during the seven-year projection period, with projected cash balances growing from $112.6 million at the Effective Date to $169.4 million at the end of 2006 to $263.1 million at the end of 2010, with the Reorganized Debtors repaying the outstanding FCC Debt and New Senior Notes in full over the same period of time. Reorganized Leap also would incur an aggregate of $647.4 million in capital expenditures during this same period. The Projections also show that Reorganized Leap would generate EBITDA of $83.6 million, $210.6 million and $344.6 million in each of 2004, 2006 and 2010, respectively, and net income (loss) of $(10.1 million), $83.5 million and $140.1 million in each of 2004, 2006 and 2010, respectively. Please see the Projections attached as Exhibit G for more detailed information about projected results.

         2.       BEST INTERESTS TEST/LIQUIDATION ANALYSIS

                  With respect to each Impaired Class of Claims and Interests, Confirmation of the Plan requires that each Holder of a Claim or Interest either
(i) accept the Plan or (ii) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such Holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code. To determine what Holders of Claims and Interests of each Impaired Class would receive if the Debtors were liquidated under chapter 7, the Bankruptcy Court must determine the dollar amount that would be generated from the liquidation of the Debtors' assets and properties in the context of a chapter 7 liquidation case. The Cash amount that would be available for satisfaction of Claims and Interests would consist of the proceeds resulting from the disposition of the unencumbered assets and properties of the Debtors augmented by the unencumbered Cash held by the Debtors at the time of the commencement of the liquidation case. Such Cash amount would be reduced by the amount of the costs and expenses of the liquidation and by such additional Administrative and Priority Claims that might result from the termination of the Debtors' business and the use of chapter 7 for the purposes of liquidation.

                  The Debtors' cost of liquidation under chapter 7 would include the fees payable to a trustee in bankruptcy, as well as those fees that might be payable to attorneys and other professionals that such a trustee might engage. In addition, claims would arise by reason of the breach or rejection of obligations incurred and leases and executory contracts assumed or entered into by the Debtors during the pendency of the Chapter 11 Cases. The foregoing types of claims and other claims that might arise in a liquidation case or result from the pending Chapter 11 Cases, including unpaid expenses incurred by the Debtors during the Chapter 11 Cases such as compensation for attorneys, financial advisors and accountants, would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay prepetition Claims.

                  To determine if the Plan is in the best interests of each Impaired Class, the present value of the distributions from the proceeds of a liquidation of the Debtors' unencumbered assets and properties, after subtracting the amounts attributable to the foregoing Claims, are then compared with the value of the property offered to such Classes of Claims and Interests under the Plan.

                  After considering the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in the Chapter 11 Cases including (i) the increased costs and expenses of a liquidation under chapter 7 from fees payable to a trustee in bankruptcy and professional advisors to such trustee, (ii) the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the "forced sale" atmosphere that would prevail and (iii) the substantial increases in Claims which would be satisfied on a priority basis or on parity with creditors in the Chapter 11 Cases, the Debtors have determined that Confirmation of the Plan will provide each Holder of an Allowed Claim or Interest with a recovery that is not less than such Holder would receive pursuant to liquidation of the Debtors under chapter 7.

                  The Debtors also believe that the value of any distributions to each Class of Allowed Claims in a chapter 7 case would be less than the value of distributions under the Plan because such distributions in a chapter 7 case would not occur for a substantial period of time. It is likely that distribution of the proceeds of the liquidation could be delayed for two years after the completion of such liquidation in order to resolve Claims and prepare for distributions. In the likely event litigation was necessary to resolve Claims asserted in the chapter 7 case, the delay could be prolonged.

                  The Debtors' Liquidation Analysis is attached hereto as Exhibit F. The information set forth in Exhibit F provides a summary of the liquidation values of the Debtors' assets, assuming a chapter 7 liquidation in which a trustee appointed by the Court would liquidate the assets of the Debtors' Estates. Reference should be made to the Liquidation Analysis for a complete discussion and presentation of the Liquidation Analysis.

                  Underlying the Liquidation Analysis are a number of estimates and assumptions that, although developed and considered reasonable by management, are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Debtors and their management. The Liquidation Analysis is also based on assumptions with regard to liquidation decisions that are subject to change. Accordingly, the values reflected might not be realized if the Debtors were, in fact, to undergo such a liquidation. The chapter 7 liquidation period is assumed to be a period of more than one year, allowing for, among other things, the (i) discontinuation of operations, (ii) selling of assets and (iii) collection of receivables.

                                   SECTION X.

                   CONFIRMATION AND EFFECTIVE DATE CONDITIONS

A.       CONDITIONS TO CONFIRMATION

                  The conditions to Confirmation shall be the following:

                  (a) A finding by the Court that the requirements of 11 U.S.C.
Section 1129 have been satisfied;

                  (b) The Confirmation Order shall (i) be acceptable in form and substance to the Debtors (in the Debtors' sole and absolute discretion), the Informal Vendor Debt Committee and the Official Committee and (ii) expressly authorize and direct the Debtors to perform the actions that are conditions to the effectiveness of the Plan;

                  (c) Each of the events and actions required by the Plan to occur or to be taken prior to Confirmation shall have occurred or have been taken, or the Debtors or the party whose obligations are conditioned by such occurrences and/or actions, as applicable, shall have waived such occurrences or actions;

                  (d) Holders of at least two-thirds in dollar amount of the Allowed Leap Class 4 General Unsecured Claims that actually vote on the Plan shall have voted to accept the Plan; and

                  (e) The Confirmation Order shall have been entered on or before October 31, 2003.

B.       CONDITIONS TO INITIAL DISTRIBUTION DATE

                  The conditions to the Initial Distribution Date shall be the following: the Confirmation Order shall (i) be acceptable in form and substance to the Debtors, the Informal Vendor Debt Committee and the Official Committee;
(ii) expressly authorize the Debtors to perform the actions that are conditions to the effectiveness of the Plan; and (iii) shall be entered by the Court.

C.       CONDITIONS TO EFFECTIVE DATE

                  The Plan shall not become effective unless and until it has been confirmed and the following conditions have been satisfied in full or waived: (1) the Confirmation Order in a form satisfactory to the Debtors, the Informal Vendor Debt Committee and the Official Committee shall have become a Final Order; (2) all authorizations, consents and regulatory approvals (including, without limitation, any approvals required under regulations relating to the change in ownership of the Debtors upon the Effective Date) required (if any) for the Plan's effectiveness shall have been obtained including, without limitation, all FCC approvals and consents in form and substance reasonably acceptable to the Informal Vendor Debt Committee; (3) the New Senior Notes Indenture has been qualified under the Trust Indenture Act of 1939, as amended, if required; (4) the Debtors shall have purchased, at Cricket's expense, directors' and officers' liability insurance for the directors and officers of the Reorganized Debtors in form and amounts reasonably acceptable to the Informal Vendor Debt Committee; and (5) all other actions and documents necessary to implement the treatment of Claims and Interests shall have been effected or executed or, if waivable, waived by the Person or Persons entitled to the benefit thereof. The occurrence of the Effective Date is not a condition precedent to the occurrence of the Initial Distribution Date.

D.       WAIVER OF CONDITIONS

                  The Debtors, the Official Committee, and/or the Informal Vendor Debt Committee, as applicable, may waive any or all of the other conditions set forth in the Plan without leave of or order of the Court and without any formal action; provided, however, that no waiver of the condition set forth in Section X.A(d) above shall be effective without the prior written consent of the Official Committee. The Debtors reserve the right to amend or revoke the Plan. Although the Plan is styled as a joint Plan, the Debtors reserve the right to proceed with Confirmation under the Plan for one or more Debtors but not all Debtors.

E.       EFFECT OF FAILURE OF CONDITIONS

                  Except as provided in the next paragraph, in the event that the Effective Date does not occur within one year following Confirmation, upon notification submitted by the Debtors to the Court: (a) the Confirmation Order shall be vacated, (b) no additional distributions under the Plan shall be made,
(c) the Debtors and all Holders of Claims and Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date had never occurred, and (d) the Debtors' obligations with respect to the Claims and Interests shall remain unchanged (except to the extent of any post-Confirmation pre-Effective Date payments) and nothing contained in the Plan shall constitute or be deemed a waiver or release of any Claims or Interests by or against the Debtors or any other Person or to prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving the Debtors.

                  Notwithstanding anything set forth above, if the Debtors notify the Court that the Effective Date will not occur in accordance with the procedures set forth above, and the Initial Distribution Date has already occurred at the time of such notification, (i) the Holders of Allowed Claims against Leap and the Leap Creditor Trust will be entitled to retain all assets that have been transferred to them on the Initial Distribution Date or thereafter pursuant to the Plan prior to such notification (including but not limited to the Leap General Unsecured Claim Cash Distribution and the Cash proceeds of any Leap Creditor Trust Assets to the extent such Leap Creditor Trust Assets were converted to Cash prior to such notification), (ii) the Leap Creditor Trust shall retain the right to receive a distribution equal to but not greater than the value of the Leap General Unsecured Claim Equity Distribution, to be paid at a time and in a manner to be agreed upon by the Official Committee, the Informal Vendor Debt Committee and the Debtors, or otherwise pursuant to Court Order; and (iii) Leap, its Estate and its creditors shall be entitled to the benefit of the Intercompany Releases from the non-Leap Debtors and their Estates and the Holders of Old Vendor Debt, as described in the Plan. In exchange, Leap, its Estate and the Holders of Leap General Unsecured Claims shall be deemed to implement the Intercompany Releases and to release the non-Leap Debtors and their creditors (including the current and former Holders of Old Vendor Debt (in the capacity as such Holder) and the current and former administrative agents under the Vendor Debt Facilities (in the capacity as such agent)), from all Intercompany Claims and Litigation Claims (arising out of or related to intercompany transfers, as described in the Plan) held or asserted by Leap and/or the Holders of Leap General Unsecured Claims as of the Initial Distribution Date. Upon the implementation of the Intercompany Releases as of the Initial Distribution Date, all non-Leap Debtors and their Estates, the current and former Holders of Old Vendor Debt (in the capacity as such Holder) and the current and former administrative agents under the Vendor Debt Facilities (in the capacity as such agent), and all Holders of Claims or Interests against such non-Leap Debtors claiming through such non-Leap Debtors shall be deemed to have waived any rights or Claims against the Leap Creditor Trust Assets and the Leap General Unsecured Claim Cash Distribution, and, subject to the satisfaction of all Allowed Administrative Claims against Leap and Allowed Priority Claims against Leap, only Holders of Leap General Unsecured Claims shall have a right against the Leap Creditor Trust Assets, whether or not the Effective Date occurs. The effectiveness of the foregoing releases to former Holders of Old Vendor Debt (in the capacity as such Holder) and former administrative agents under the Vendor Debt Facilities (in the capacity as such agent) is expressly conditioned upon the granting of mutual releases by such parties to Leap, its Estate and the Holders of Leap General Unsecured Claims. If a former Holder of Old Vendor Debt (in the capacity as such Holder) or former administrative agent under the Vendor Debt Facilities (in the capacity as such agent) asserts any claim released hereunder against Leap, its Estate and the Holders of Leap General Unsecured Claims, such former Holder of Old Vendor Debt (in the capacity as such Holder) or former administrative agent under the Vendor Debt Facilities (in the capacity as such agent) shall not be entitled to the benefits of the releases described herein.

F.       ORDER DENYING CONFIRMATION

                  If an order denying Confirmation of the Plan is entered, then the Plan shall be null and void in all respects, and nothing contained in the Plan shall (a) constitute a waiver or release of any Claims against or Interests in the Debtors; (b) prejudice in any manner the rights of the Holder of any Claim against, or Interest in, the Debtors; (c) prejudice in any manner any right, remedy or claim of the Debtors; or (d) be deemed an admission against interest by the Debtors, the Informal Vendor Debt Committee or the Official Committee, or any committees' respective members.

                                   SECTION XI.

                          ALTERNATIVES TO CONFIRMATION
                          AND CONSUMMATION OF THE PLAN

A.       LIQUIDATION UNDER CHAPTER 7

                  If no plan is confirmed, the Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be elected to liquidate the Debtors' assets for distribution in accordance with the priorities established by chapter 7. A discussion of the effects that a chapter 7 liquidation would have on the recoveries of holders of Claims and Interests and the Debtors' liquidation analysis are set forth herein. The Debtors, the Informal Vendor Debt Committee and the Official Committee believe that liquidation under chapter 7 would result in smaller distributions being made to creditors than those provided for in the Plan because of (a) the likelihood that the Debtors' assets would have to be sold or otherwise disposed of in a less orderly fashion over a shorter period of time, (b) additional administrative expenses involved in the appointment of a trustee, and (c) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtors' operations.

B.       ALTERNATIVE PLANS OF REORGANIZATION

                  If the Plan is not confirmed, the Debtors could attempt to formulate a different plan. Such a plan might involve either a reorganization and continuation of the Debtors' businesses or orderly liquidation of their assets. With respect to an alternative plan, the Debtors have explored various alternatives in connection with the formulation and development of the Plan. The Debtors believe that the Plan, as described herein, enables creditors to realize the most value under the circumstances. However, in a liquidation under chapter 11, the Debtors' assets would be sold in an orderly fashion over a more extended period of time than in a liquidation under chapter 7, possibly resulting in somewhat greater (but indeterminate) recoveries than would be obtained in chapter 7. Further, if a trustee were not appointed, because such appointment is not required in a chapter 11 case, the expenses for professional fees would most likely be lower than those incurred in a chapter 7 case. Although preferable to a chapter 7 liquidation, the Debtors believe that any alternative liquidation under chapter 11 is a much less attractive alternative to creditors and Interest holders than the Plan because of the greater return provided by the Plan.

C.       POST-CONFIRMATION CONVERSION/DISMISSAL

                  A creditor or party in interest may bring a motion to convert or dismiss the Chapter 11 Cases under Section 1112(b), after the Plan is confirmed if there is a default in performance under the Plan. If the Court orders the case converted to chapter 7 after the Plan is confirmed, then all property that had been property of the chapter 11 Estates, and that has not been disbursed pursuant to the Plan, will revest in the chapter 7 estates. The automatic stay will be reimposed upon the revested property, but only to the extent that relief from stay was not previously authorized by the Court during these cases.

                  The Confirmation Order may also be revoked under very limited circumstances. The Court may revoke the Confirmation Order if the Confirmation Order was procured by fraud and if a party in interest brings an adversary proceeding to revoke Confirmation within 180 days after the entry of the Confirmation Order.

D.       FINAL DECREE

                  Once the Estates have been fully administered as referred to in Bankruptcy Rule 3019, Reorganized Cricket, or such other party as the Court shall designate in the Plan Confirmation Order, shall file a motion with the Court to obtain a final decree to close the Chapter 11 Cases.

                                  SECTION XII.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

                  The following discussion summarizes certain material federal income tax consequences expected to result from the consummation of the Plan. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code"), applicable Treasury Regulations, judicial authority and current administrative rulings and pronouncements of the Internal Revenue Service (the "Service"). There can be no assurance that the Service will not take a contrary view. No ruling from the Service has been or will be sought nor will any counsel provide a legal opinion as to any of the expected tax consequences set forth below.

                  Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to the Holders of Leap General Unsecured Claims and Old Vendor Debt (collectively, the "Holders"), Leap and its subsidiaries (collectively, the "Debtor Group") and Reorganized Leap and its subsidiaries (collectively, the "Reorganized Debtor Group"). It cannot be predicted whether any tax legislation will be enacted or, if enacted, whether any tax law changes contained therein would affect the tax consequences to the Holders, the Debtor Group or the Reorganized Debtor Group.

                  The following discussion is for general information only and describes the anticipated tax consequences to only those Holders that are entitled to vote on the Plan. The tax treatment of a Holder may vary depending upon such Holder's particular situation. This discussion assumes that Holders of Leap General Unsecured Claims and Old Vendor Debt (collectively, the "Old Investment Securities") have held such property as "capital assets" within the meaning of Section 1221 of the Tax Code (generally, property held for investment) and will also hold the New Leap Common Stock and the New Senior Notes as "capital assets." This discussion also assumes that the New Senior Notes are properly treated as indebtedness for federal income tax purposes. This summary does not address all of the tax consequences that may be relevant to a Holder, such as the potential application of the alternative minimum tax, nor does it address the federal income tax consequences to Holders subject to special treatment under the federal income tax laws, such as brokers or dealers in securities or currencies, certain securities traders, tax-exempt entities, financial institutions, insurance companies, foreign corporations, foreign trusts, foreign estates, Holders who are not citizens or residents of the United States, Holders that hold the Old Investment Securities as a position in a "straddle" or as part of a "synthetic security," "hedging," "conversion" or other integrated instrument, Holders that have a "functional currency" other than the United States dollar and Holders that have acquired the Old Investment Securities in connection with the performance of services. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS.

FEDERAL INCOME TAX CONSEQUENCES TO THE DEBTOR GROUP

     CANCELLATION OF INDEBTEDNESS AND REDUCTION OF TAX ATTRIBUTES

                  Leap generally will realize cancellation of indebtedness ("COI") income on the exchange of Leap General Unsecured Claims for Cash and other property of Leap to the extent that the sum of Cash and the fair market value of any property received by the Holders of Leap General Unsecured Claims is less than the adjusted issue price (plus the amount of any accrued but unpaid interest) of the Leap General Unsecured Claims discharged thereby. The adjusted issue price of the Leap General Unsecured Claims will be equal to their issue price, reduced by the amount of any payments previously made thereon that were not payments of "qualified stated interest." "Qualified stated interest" is generally the stated interest on a debt instrument that is unconditionally payable in Cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. Leap will also realize COI income on the discharge of other existing indebtedness to the extent that such indebtedness is satisfied with an amount of Cash and other property of Leap that is less than the adjusted issue price (plus the amount of any accrued but unpaid interest) of such indebtedness.

                  Cricket generally will realize COI income to the extent that the sum of (i) the issue price of the New Senior Notes and (ii) the fair market value of the New Leap Common Stock received by Holders of Old Vendor Debt is less than the adjusted issue price (plus the amount of any accrued but unpaid interest) of such Old Vendor Debt discharged thereby. The adjusted issue price of the Old Vendor Debt will be equal to its issue price, reduced by the amount of any payments previously made thereon that were not payments of qualified stated interest. Cricket will also realize COI income on the discharge of other existing indebtedness to the extent that such indebtedness is satisfied with an amount of Cash and other property of Cricket that is less than the adjusted issue price (plus the amount of any accrued but unpaid interest) of such indebtedness.

                  Although not free from doubt, the Debtor Group believes that guarantee obligations among members of the Debtor Group cancelled pursuant to the Plan will not be treated as existing indebtedness forgiven in the implementation of the Plan for purposes of the COI income calculation.

The determination of whether the cancellation of a guarantee obligation gives rise to COI income should be based on whether the guarantor's net worth increased as a result of the cancellation (not merely the prevention of a decrease in the guarantor's net worth) or whether it is more probable than not that the guarantor would be called upon to pay the guaranteed obligation in the amount claimed. If any guarantee obligations among the members of the Debtor Group are treated as indebtedness for purposes of the COI income determination, the guarantor would realize COI income on the forgiveness. However, the Debtor Group also believes, although not free from doubt, that the guarantor and the debtor on the underlying guaranteed obligation would not both be required to realize COI income with respect to a single obligation and any COI income realized by a guarantor would only result in a reallocation of the total amount of COI income from one member (the debtor member) to another (the guarantor member).

                  Under Section 108 of the Tax Code, however, COI income will not be recognized if the COI income occurs in a case brought under the Bankruptcy Code, provided the taxpayer is under the jurisdiction of the court in such case and the cancellation of indebtedness is granted by the court or is pursuant to a plan approved by the court (the "Bankruptcy Exception"). Accordingly, because the cancellation of Leap's and Cricket's indebtedness will occur in a case brought under the Bankruptcy Code, Leap and Cricket will be under the jurisdiction of the court in such case and the cancellation of Leap's and Cricket's indebtedness will be pursuant to the Plan, Leap and Cricket will not be required to recognize any COI income realized as a result of the implementation of the Plan.

                  Under Section 108(b) of the Tax Code, a taxpayer that does not recognize COI income under the Bankruptcy Exception will be required to reduce certain tax attributes, including its net operating losses and loss carryforwards ("NOLs") (and certain other losses, credits and carryforwards, if any) and its tax basis in its assets (but not below the amount of liabilities remaining immediately after the discharge of indebtedness), in an amount generally equal to the amount of COI income excluded from income under the Bankruptcy Exception. Such taxpayer may elect under Section 108(b)(5) of the Tax Code (the "Section 108(b)(5) Election") to avoid the prescribed order of attribute reduction (which begins first with NOLs for the taxable year of the discharge and NOL carryovers to such taxable year) and instead reduce the basis of depreciable property first. The Section 108(b)(5) Election will extend to and reduce the basis of the stock of any subsidiary of the taxpayer if such subsidiary consents to a concomitant reduction in the basis of its depreciable property. If the taxpayer makes a Section 108(b)(5) Election, the limitation prohibiting the reduction of asset basis below the amount of its remaining undischarged liabilities does not apply to the basis reduction resulting from the Section 108(b)(5) Election. Leap and Cricket have not yet determined whether they will make the Section 108(b)(5) Election.

                  It is not clear whether any reduction in tax attributes should occur on a separate company or consolidated group basis or whether the same separate company or consolidated group approach should apply to each tax attribute. Because the Leap General Unsecured Claims are obligations of Leap, if attribute reduction is applied on a separate company basis, only the tax attributes of Leap (which with respect to the Debtor Group's consolidated NOL may be limited to Leap's share thereof) would be reduced with respect to the COI income realized on the discharge of the Leap General Unsecured Claims. Similarly, because the Old Vendor Debt is an obligation of Cricket, attribute reduction applied on a separate company basis would only require the tax attributes of Cricket (which with respect to the Debtor Group's consolidated NOL may be limited to Cricket's share thereof) to be reduced. Although the Service's current position with respect to NOLs appears to be that attribute reduction applies to a consolidated NOL on a consolidated group basis, it appears that a taxpayer may still apply attribute reduction on a separate company basis. The Debtor Group is still determining whether the reduction of tax attributes on a separate company basis will yield a different result than the reduction of tax attributes on a consolidated group basis, although a recent proposal in the U.S. Senate would require, if enacted, the Debtor Group to reduce tax attributes on a consolidated basis. However, regardless of whether the Debtor Group's tax attributes are reduced on a separate company or consolidated group basis, substantially all, if not all, of the Debtor Group's NOLs may be eliminated (assuming a Section 108(b)(5) Election is not made) as a result of the consummation of the Plan.

                  CCH would likely be required to recognize income if the amount of the COI income realized by Cricket as a result of the consummation of the Plan exceeds the amount of its tax attributes available for reduction under
Section 108 of the Tax Code. A parent corporation in a consolidated group has an "excess loss account" ("ELA") when its basis in the stock of its subsidiary is reduced under the intercompany adjustment rules for members of consolidated groups and the reductions exceed the parent's basis in the subsidiary's stock. A parent corporation is required to include the amount of an ELA into income if certain events occur, for example, when the parent's stock in its subsidiary becomes worthless. If COI income realized by a subsidiary exceeds the tax attributes available for reduction under Section 108 of the Tax Code, the parent's stock in such subsidiary is deemed worthless and the parent's ELA in such subsidiary must be included into income by the parent. CCH may have an ELA with respect to its interest in Cricket. CCH would be required to include its ELA with respect to its Cricket stock into income if Cricket realizes COI income as a result of the consummation of the Plan in excess of tax attributes available for reduction under Section 108 of the Tax Code.

     SECTION 382 LIMITATIONS ON NOLs

                  Under Section 382 of the Tax Code, if a corporation or a consolidated group with NOLs (a "Loss Corporation") undergoes an "ownership change," the use of such NOLs (and certain other tax attributes) will generally be subject to an annual limitation as described below. In general, an "ownership change" occurs if the percentage of the value of the Loss Corporation's stock (including the parent corporation in a consolidated group) owned by one or more direct or indirect "five percent shareholders" has increased by more than 50 percentage points over the lowest percentage of that value owned by such five percent shareholder or shareholders at any time during the applicable "testing period" (generally, the shorter of (i) the three-year period preceding the testing date or (ii) the period of time since the most recent ownership change of the corporation). Leap believes the Plan will trigger an ownership change of Leap on the Effective Date.

                  Except as otherwise discussed below, a Loss Corporation's use of NOLs (and certain other tax attributes) after an "ownership change" will generally be limited annually to the product of the long-term tax-exempt rate (as published by the Service for the month in which the "ownership change" occurs) and the value of the Loss Corporation's outstanding stock immediately before the ownership change (excluding certain capital contributions) (the "Section 382 Limitation"). However, the Section 382 Limitation for a taxable year any portion of which is within the five-year period following the date of the "ownership change" will be increased by the amount of any "recognized built-in gains" for such taxable year. The increase in a year cannot exceed the "net unrealized built-in gain" (if such gain exists immediately before the "ownership change" and exceeds a statutorily-defined threshold amount) reduced by recognized built-in gains from prior years ending during such five-year period. In addition, any "recognized built-in losses" for a taxable year any portion of which is within the five-year period following the Effective Date will be subject to limitation in the same manner as if such loss was an existing NOL to the extent such recognized built-in losses do not exceed the "net unrealized built-in loss" (if such loss exists immediately before the "ownership change" and exceeds a statutorily-defined threshold amount) reduced by recognized built-in losses for prior taxable years ending during such five-year period. Although the rule applicable to "net unrealized built-in losses" generally applies to consolidated groups on a consolidated basis, certain corporations that join the consolidated group within the preceding five years may not be included in the group computation of "net unrealized built-in loss." However, such corporations would be taken into account in determining whether the consolidated group has a "net unrealized built-in gain." Thus, a consolidated group could be considered to have both a "net unrealized built-in loss" and a "net unrealized built-in gain." NOLs (and certain other tax attributes) not utilized in a given year because of the Section 382 Limitation remain available for use in future years until their normal expiration dates. To the extent that the Loss Corporation's Section 382 Limitation in a given year exceeds its taxable income for such year, that excess will increase the Section 382 Limitation
                                       69
in future taxable years. Finally, if the Loss Corporation does not continue the Loss Corporation's historic business or use a significant portion of the Loss Corporation's business assets in a new business for two years after the Effective Date, the Section 382 Limitation would be zero (except as increased by recognized built-in gains, as described above). The Reorganized Debtor Group has no intention to discontinue the conduct of its historic business after the Effective Date.

                  Two alternative bankruptcy exceptions for Loss Corporations undergoing an ownership change pursuant to a bankruptcy proceeding are provided for in the Tax Code. The first exception, Section 382(1)(5) of the Tax Code, applies where qualified (so-called "old and cold") creditors of the debtor receive at least 50% of the vote and value of the stock of the reorganized debtor in a case under the Bankruptcy Code. Under this exception, a debtor's pre-change NOLs are not subject to the Section 382 Limitation but are instead reduced by the amount of any interest deductions allowed during the three taxable years preceding the taxable year in which the ownership change occurs, and during the part of the taxable year prior to and including the effective date of the bankruptcy reorganization, in respect of the debt converted into stock in the reorganization. Moreover, if this exception applies, any further ownership change of the debtor within a two-year period will preclude the debtor's utilization of any pre-change losses at the time of the subsequent ownership change against future taxable income.

                  An "old and cold" creditor includes a creditor who has held the debt of the debtor for at least eighteen months prior to the date of the filing of the case or who has held "ordinary course indebtedness" at all times it has been outstanding. However, any debt owned immediately before an ownership change by a creditor who does not become a direct or indirect 5% shareholder of the reorganized debtor generally will be treated as always having been owned by such creditor, except in the case of any creditor whose participation in formulating the plan of reorganization makes evident to the debtor that such creditor has not owned the debt for such period.

                  The second bankruptcy exception, Section 382(1)(6) of the Tax Code, requires no reduction of pre-ownership change NOLs and provides relief in the form of a relaxed computation of the Section 382 Limitation. In that regard,
Section 382(1)(6) of the Tax Code provides that the value of the Loss Corporation's outstanding stock for purposes of computing the Section 382 Limitation will be increased to reflect the cancellation of indebtedness in the bankruptcy case (but the value of such stock as adjusted may not exceed the value of the Loss Corporation's gross assets immediately before the ownership change (subject to certain adjustments)).

                  The Treasury Regulations that apply the rules of Section 382 of the Tax Code to consolidated groups do not address how the bankruptcy exceptions of Section 382(1)(5) of the Tax Code and Section 382(1)(6) of the Tax Code apply to consolidated groups. Accordingly, it is not clear how these exceptions will apply to the Debtor Group. The Debtor Group currently intends to take the position, consistent with certain rulings issued by the Service and other authority, that the rules of Section 382(1)(6) of the Tax Code will apply on a consolidated group basis as if the Debtor Group were a single entity. If the requirements of Section 382(1)(5) of the Tax Code are otherwise satisfied and the Debtor Group does not elect to apply the rules of Section 382(1)(6) of the Tax Code, the Debtor Group currently intends to similarly apply the rules of
Section 382(1)(5) of the Tax Code on a consolidated group basis as if the Debtor Group were a single entity.

                  Implementation of the Plan will trigger an "ownership change" of the Debtor Group on the Effective Date. If the exception of Section 382(l)(5) of the Tax Code is unavailable or if the Debtor Group determines that the exception in Section 382(l)(6) of the Tax Code is more desirable, the Debtor Group will elect to apply the provisions of Section 382(l)(6) of the Tax Code. In such event, the Reorganized Debtor Group's use of pre-ownership change NOLs, AMT (as defined below) NOLs and certain other tax attributes (if any), to the extent remaining after the reduction thereof as a result of the cancellation of indebtedness of Leap and Cricket, will be limited and generally will not exceed each year the product of the applicable long-term tax-exempt rate and the value of Reorganized Leap's stock increased to reflect the cancellation of indebtedness pursuant to the Plan.

     ALTERNATIVE MINIMUM TAX

                  In general, an alternative minimum tax ("AMT") is imposed on a corporation's alternative minimum taxable income ("AMTI") at a 20% rate to the extent that such tax exceeds the corporation's regular federal income tax. For purposes of computing AMTI, certain tax deductions and other beneficial allowances are modified or eliminated. In addition, even though the Reorganized Debtor Group might otherwise be able to offset all of its taxable income for regular tax purposes by available NOL carryforwards, only 90% of its AMTI may be offset by available AMT NOL carryforwards. Thus, for tax periods after the Effective Date, the Reorganized Debtor Group may have to pay AMT regardless of whether it generates a NOL or has sufficient NOL carryforwards to offset regular taxable income for such periods. In addition, if a corporation undergoes an "ownership change" within the meaning of Section 382 of the Tax Code (as discussed above) and is in a net unrealized built-in loss position on the date of the ownership change, the corporation's aggregate tax basis in its assets would be reduced for certain AMT purposes to reflect the fair market value of such assets as of the change date. Any AMT that a corporation pays generally will be allowed as a nonrefundable credit against its regular federal income tax liability in future taxable years when the corporation is no longer subject to the AMT.

     CANCELLATION OF INTERCOMPANY CLAIMS

                  Although not free from doubt, the Debtor Group believes that it will not recognize a net taxable gain if any Intercompany Claims which are "obligations of a member" (within the meaning of Treasury Regulations Section 1.1502-13(g)) are extinguished in the implementation of the Plan. The Debtor Group also believes, although not free from doubt, that many of the Intercompany Claims are not "obligations of a member." The determination of whether an Intercompany Claim is an "obligation of a member" will depend upon whether, at the Effective Time, it is more probable than not that the debtor member would be called upon to perform under the obligation. If any of the Intercompany Claims are "obligations of members" extinguished in the implementation of the Plan, any gain recognized by a member of the Debtor Group as a result of the extinguishment should be offset by a corresponding loss or deduction of the member of the Debtor Group with an interest in such Claim.

     EXCHANGE OF PROPERTY FOR INDEBTEDNESS

                  The transfer by Leap or Cricket of property in satisfaction of indebtedness will be treated as a taxable exchange of such property. With respect to property transferred in satisfaction of recourse indebtedness or property transferred in satisfaction of nonrecourse indebtedness if such property does not secure such nonrecourse indebtedness, the amount of gain or loss will be equal to the difference between the fair market value of the property transferred and the transferor's basis in such property. If either Leap or Cricket transfers property securing nonrecourse indebtedness in satisfaction of such indebtedness, it will recognize gain or loss equal to the difference between the outstanding principal amount of the debt satisfied in the transfer less its tax basis in the property. The entire amount of such gain or loss would be treated as gain or loss on the disposition of the property (and not as COI).

     MERGER OF CRICKET COMMUNICATIONS HOLDINGS, INC. WITH CRICKET

                  The merger of CCH with and into Cricket should be treated as a tax-free reorganization under Section 368(a)(1)(G) of the Tax Code. Neither CCH nor Cricket should recognize any gain or loss for federal income tax purposes as a result of the merger.

FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF LEAP GENERAL UNSECURED CLAIMS

                  The Holders of Leap General Unsecured Claims will recognize gain or loss upon the receipt of Cash and other property transferred in complete satisfaction of such Claims. The amount of the gain or loss will be equal to the difference between (i) the sum of the Cash and the fair market value of the property received in exchange therefor, and (ii) the Holder's adjusted tax basis in the Leap General Unsecured Claims exchanged therefor. Any such gain or loss generally would be (subject to the market discount rules discussed below) long-term capital gain or loss if the Leap General Unsecured Claims had been held for more than one year. The Holder's tax basis in the other property received in exchange for Leap General Unsecured Claims would be equal to the fair market value of such other property on the Effective Date, and the holding period for such other property would begin for a Holder on the day immediately after the Effective Date.

FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF OLD VENDOR DEBT

                  Whether the exchange of Old Vendor Debt for New Senior Notes and New Leap Common Stock pursuant to the Plan will be a nontaxable recapitalization under the Tax Code will depend in part upon whether the Old Vendor Debt and New Senior Notes are considered to be "securities" within the meaning of the provisions of the Tax Code governing reorganizations. The test as to whether a debt instrument is a "security" involves an overall evaluation of the nature of the debt instrument, with the term of the debt instrument usually regarded as one of the most significant factors. Generally, debt instruments with a term of five years or less have not qualified as "securities," whereas debt instruments with a term of ten years or more generally have qualified as "securities."

                  Although the treatment of the Old Vendor Debt is not entirely certain because the stated term of the Old Vendor Debt is less than ten years, both the Old Vendor Debt and the New Senior Notes should be treated as "securities" for federal income tax purposes. Accordingly, the exchange of Old Vendor Debt for New Senior Notes and New Leap Common Stock should constitute a recapitalization for federal income tax purposes and, as a result, exchanging Holders should not recognize any loss, but will recognize gain to the extent of the lesser of the amount of gain realized or the fair market value on the Effective Date of any New Leap Common Stock (which is other property received in the recapitalization since it is not a security in the issuer of the Old Vendor
Debt) received in exchange therefor.(7) The Holders of Old Vendor Debt would also recognize income to the extent the New Senior Notes and the New Leap Common Stock are attributable to accrued but unpaid interest on the Old Vendor Debt, in which event Holders would generally be required to treat such amounts as payment of interest includible in income in accordance with the Holder's method of accounting for tax purposes (see "Accrued Interest" below). A Holder's adjusted tax basis in any New Senior Notes received in exchange for Old Vendor Debt will equal the Holder's tax basis in such Old Vendor Debt, increased by any gain recognized in respect of such Old Vendor Debt and decreased by the fair market value of the New Leap Common Stock (other than any portion that is allocable to accrued interest with respect to the Old Vendor Debt). The Holder's basis in the New Leap Common Stock will be the fair market value of such Stock. The Holder's holding period for the New Senior Notes will include the Holder's holding period for the Old Vendor Debt, and the Holder's holding period for the New Leap Common Stock will begin on the day immediately following the Effective Date.

------------------

(7) Although unlikely, the Service may view the new Leap Common Stock received by the Holders of Old Vendor Debt pursuant to the Plan as "securities" for federal income tax purposes. If the Service took such a position, the receipt of the New Leap Common Stock would be treated as part of a recapitalization, and gain, if any, should only be realized by the Holders of Old Vendor Debt to the extent any consideration received pursuant to the Plan is attributable to interest that accrued while the Holder held the Old Vendor Debt, in which event Holders would generally be required to treat such amounts as payment of interest includible in income in accordance with the Holder's method of accounting for tax purposes (see "Accrued Interest" below) and no loss will be recognized upon such exchange. A Holder's aggregate tax basis in any stock or "securities" received in a recapitalization pursuant to the Plan will be the same as that of the Old Vendor Debt exchanged therefore, increased by the amount of gain, if any, recognized upon such exchange and reduced by the fair market value of any property received other than stock or "securities." Also in such case, the Holder's holding period for any stock or "securities" received in a recapitalization pursuant to the Plan will include the Holder's holding period for the Old Vendor Debt.

                  If the Old Vendor Debt were determined not to constitute "securities" for federal income tax purposes, then an exchanging Holder would recognize gain or loss equal to the difference between (i) the sum of the issue price of the New Senior Notes and the fair market value of the New Leap Common Stock received and (ii) the Holders' adjusted tax basis in the Old Vendor Debt exchanged therefor. Any such gain or loss would generally be long-term capital gain or loss (subject to the market discount rules discussed below) if the Old Vendor Debt had been held for more than one year. In this event, a Holder's initial tax basis in the New Senior Notes and the New Leap Common Stock received would be equal to their issue price and fair market value, respectively, on the Effective Date, and the holding period for the New Senior Notes and the New Leap Common Stock would begin on the day immediately after the Effective Date.

   NEW SENIOR NOTES

     ORIGINAL ISSUE DISCOUNT

                  Because the New Senior Notes provide for the payment of interest in Additional Notes (as defined below), the New Senior Notes will be issued with original issue discount ("OID"). Consequently, a Holder will be required to include OID in gross income on an annual basis under a constant yield accrual method, regardless of its regular method of tax accounting, possibly in advance of the receipt of Cash attributable to such income.

                  The amount of OID on a New Senior Note will be equal to the excess of (i) the sum of the New Senior Note's principal amount due at maturity plus all scheduled interest payments thereon over (ii) the issue price of the New Senior Note. The "issue price" of a debt instrument issued in exchange for another debt instrument depends on whether either debt instrument is "traded on an established securities market" at any time during the sixty-day period ending thirty days after the effective date of the exchange of such instruments. If neither is so traded, the issue price of the debt instrument received will be equal to its stated principal amount, assuming the debt instrument provides for "adequate stated interest" (i.e., interest at least at the applicable federal rate), and will be equal to its "imputed principal amount" if the debt instrument does not provide for "adequate stated interest." Since the New Senior Notes will not bear "adequate stated interest," the issue price of the New Senior Notes would equal the "imputed principal amount" of such New Senior Notes if neither the Old Vendor Debt nor the New Senior Notes is "traded on an established securities market." The "imputed principal amount" of the New Senior Notes would be equal to the sum of the present values of all payments due under such New Senior Notes, as long as the "imputed principal amount" so calculated exceeds the stated redemption price at maturity of such New Senior Notes. If the debt instrument received is "traded on an established securities market," then its issue price will be its trading price immediately following issuance. If the exchanged debt instrument is so traded (but the debt instrument received in exchange therefor is not), the issue price of the debt instrument received will generally be equal to the fair market value of the debt instrument exchanged therefor at the time of the exchange (less the fair market value of the portion of such debt instrument allocable to any other property received in addition to the new debt instrument, such as the New Leap Common Stock in the exchange of Old Vendor Debt for New Senior Notes and New Leap Common Stock).

                  In general, the Holder of a New Senior Note must include in gross income for federal income tax purposes the sum of the daily portions of OID with respect to such New Senior Note for each day during the taxable year or portion of a taxable year on which such Holder holds the New Senior Note. The daily portion is determined by allocating to each day of any accrual period a Pro Rata portion of an amount equal to the "adjusted issue price" of the New Senior Note at the beginning of the accrual period multiplied by the yield to maturity of the Note (taking into account the length of the accrual period). The "adjusted issue price" of a New Senior Note at the start of any accrual period is the issue price of the New Senior Note increased by the accrued OID for all prior accrual periods and reduced by any prior Cash payments made on such New Senior Note. The tax basis of the New Senior Note in the hands of a Holder will be increased by the amount of OID, if any, on the New Senior Note that is included in the Holder's gross income and will be decreased by the amount of any Cash payments received with respect to the New Senior Note, whether such payments are denominated as principal or interest.

                  When Reorganized Cricket is deemed to issue additional New Senior Notes ("Additional Notes") as interest on such New Senior Notes, the issuance of the Additional Notes will not be treated as a payment of interest on the originally issued New Senior Notes and the New Senior Notes will be deemed to be "reissued" on the date that the Additional Notes are issued solely for purposes of computing the amount of OID includible in income during the then remaining term of the New Senior Notes. Under these rules, the New Senior Notes will be deemed to be reissued at their then adjusted issue price (i.e., their original issue price plus accrued OID less any previous payments of interest in
Cash). The amount of OID includible in ordinary income over the remaining term of the New Senior Notes, determined on the basis of a constant yield method described above, will be equal to the excess of (i) the sum of the principal amount due at maturity of the New Senior Notes and any Additional Notes issued in lieu of Cash interest payments, plus all remaining scheduled interest payments thereon over (ii) the revised adjusted issue price of the New Senior Notes.

     AHYDO RULES

                  The New Senior Notes will constitute "applicable high yield discount obligations" ("AHYDOs") if the yield to maturity of such New Senior Notes equals or exceeds the sum of the "applicable federal rate" in effect on the Effective Date (the "AFR") plus five percentage points and the New Senior Notes have "significant" OID. Because payments of interest on the New Senior Notes will be made with Additional Notes, the New Senior Notes should be considered to have "significant" OID. Based on the current AFR, the New Senior Notes would likely be AHYDOs. However, the final determination of whether the New Senior Notes will constitute AHYDOs will ultimately be made on the Effective Date.

                  If the New Senior Notes are AHYDOs, Reorganized Cricket will not be permitted to deduct OID that accrues with respect to such New Senior Notes until amounts attributable to such OID are paid in Cash or in property other than stock or debt of Reorganized Cricket (or persons related to Reorganized Cricket). In addition, to the extent that the yield to maturity of the New Senior Notes exceeds the sum of the AFR plus six percentage points, interest attributable to such excess yield (the "Dividend-Equivalent Interest") will not be deductible at any time by Reorganized Cricket (regardless of whether Reorganized Cricket actually pays such Dividend-Equivalent Interest in Cash or in other property). Such Dividend-Equivalent Interest would be treated as a dividend to the extent it is deemed to have been paid out of Reorganized Cricket's current or accumulated earnings and profits. Subject to otherwise applicable limitations, Holders of New Senior Notes that are domestic corporations may be entitled to a dividends received deduction (generally at a 70% rate) with respect to any Dividend-Equivalent Interest to the extent that Reorganized Cricket has sufficient current or accumulated earnings and profits. If the Dividend-Equivalent Interest exceeds Reorganized Cricket's current and accumulated earnings and profits, the excess will continue to be subject to tax as ordinary OID income in accordance with the OID rules described above.

     MARKET DISCOUNT

                  The Tax Code generally requires holders of "market discount bonds" to treat as ordinary income any gain realized on the disposition of such bonds (including in certain non-recognition transactions, such as a gift) to the extent such gain does not exceed accrued market discount. A "market discount bond" is a debt obligation purchased at a market discount subject to a statutorily-defined de minimis exception. For this purpose, a purchase at a market discount includes a purchase at a price less than the stated redemption price at maturity of the debt instrument (in the case of the Old Vendor Debt, the stated redemption price at maturity will be equal to the principal amount of such Old Vendor Debt).

                  Market discount generally accrues on a straight line basis, unless a holder elects to use a constant interest rate method. A holder of a debt instrument acquired at a market discount may elect to include the market discount in income as the discount accrues on a current basis, in which case the rule with respect to the recognition of ordinary income on a sale or other disposition of such bond described in the previous paragraph would not apply.

                  Assuming the exchange of Old Vendor Debt for New Senior Notes and New Leap Common Stock described above is treated as a non-recognition transaction, a Holder whose Old Vendor Debt has accrued market discount thereon should be required to recognize the accrued market discount as ordinary income when the Holder exchanges such Debt for New Senior Notes and New Leap Common Stock only to the extent of the total gain recognized by the Holder (although this conclusion may depend on the issuance of as-yet unissued implementation regulations). Any remaining accrued market discount should be allocated to the New Senior Notes received in the exchange, although no regulations or rules have been provided on this subject. If the New Senior Notes received in the exchange are themselves treated as market discount bonds, the portion of the accrued market discount allocable to the New Senior Notes will be treated as accrued market discount on those instruments. The portion of the accrued market discount allocated to New Senior Notes that are not market discount bonds will be treated as ordinary income upon disposition of such New Senior Notes, but not in excess of the total gain recognized upon such disposition. Holders who hold Old Vendor Debt with accrued market discount may have been required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry their Old Vendor Debt. Holders who deferred their interest expense should be permitted to claim their deferred deductions to the extent they recognize gain on the disposition of such Debt in the exchange of Old Vendor Debt for New Senior Notes and New Leap Common Stock. The balance of such deferred deductions generally will be deductible on a taxable disposition of the New Senior Notes received in the exchange.

                  If the exchange of Old Vendor Debt for New Senior Notes does not constitute a recapitalization, any gain recognized by a Holder with respect to the exchange of Old Vendor Debt with market discount for New Senior Notes and New Leap Common Stock will generally be treated as ordinary income to the extent of the market discount accrued during the Holder's period of ownership. This rule will not apply to a Holder who had previously elected to include market discount in income as it accrued for federal income tax purposes.

     AMORTIZABLE BOND PREMIUM

                  Generally, if the tax basis of an obligation held as a capital asset exceeds the amount payable at maturity of the obligation, such excess will constitute amortizable bond premium that the Holder may elect to amortize under the constant interest rate method over the period from its acquisition date to the obligation's maturity date. Amortizable bond premium generally is treated as an offset to interest income on the related debt instrument. A Holder who elects to amortize bond premium must generally reduce its tax basis in the related obligation by the amount of amortizable bond premium used to offset interest income. If a debt instrument purchased at a premium is redeemed in full prior to its maturity, a Holder who has elected to amortize bond premium should generally be entitled to a deduction for any remaining unamortized bond premium in the taxable year of redemption.

    NEW LEAP COMMON STOCK

       DIVIDENDS

                  A Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the New Leap Common Stock to the extent that such distributions are paid out of Reorganized Leap's current or accumulated earnings and profits as determined for federal income tax purposes. Distributions in excess of such earnings and profits will reduce the Holder's tax basis in its New Leap Common Stock and, to the extent such excess distributions exceed such tax basis, will be treated as gain from a sale or exchange of such New Leap Common Stock. Holders that are treated as corporations for federal income tax purposes may be entitled to a dividends received deduction (generally at a 70% rate) with respect to distributions out of earnings and profits and are urged to consult their tax advisor regarding the rules relating to the dividends received deduction.

       SALE OR OTHER TAXABLE DISPOSITION

                  Upon the sale or other taxable disposition of New Leap Common Stock, a Holder generally will recognize capital gain or loss equal to the difference between the amount of Cash and fair market value of any property received and such Holder's adjusted tax basis in such New Leap Common Stock (determined as described above). Capital gain or loss recognized upon the disposition of the New Leap Common Stock will be long-term if, at the time of the disposition, the holding period for the New Leap Common Stock exceeds one year. Holders should consult their tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and noncorporate taxpayers.

ACCRUED INTEREST

                  A Holder will be treated as receiving a payment of interest (includible in income in accordance with the Holder's method of accounting for federal income tax purposes) to the extent that any property received pursuant to the Plan is attributable to accrued but unpaid interest, if any, with respect to the Holder's Leap General Unsecured Claims or Old Vendor Debt, as the case may be. The extent to which the receipt of Cash or other property should be attributable to accrued but unpaid interest is unclear. The Reorganized Debtor Group intends to take the position that such Cash or property distributed pursuant to the Plan will first be allocable to the principal amount of a Holder's Leap General Unsecured Claims or Old Vendor Debt, as the case may be, and then, to the extent necessary, to any accrued but unpaid interest thereon. It is possible, however, that the Service may take a contrary position.

                  To the extent any property received pursuant to the Plan is considered attributable to accrued but unpaid interest, a Holder will recognize ordinary income to the extent the value of such property exceeds the amount of interest previously taken into income by the Holder, and a Holder's basis in such property should be equal to the amount of interest income treated as satisfied by the receipt of such property. The holding period in such property should begin on the day immediately after the Effective Date. A Holder generally will be entitled to recognize a loss to the extent any accrued interest was previously included in its gross income and is not paid in full. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE DETERMINATION OF THE AMOUNT OF CONSIDERATION RECEIVED UNDER THE PLAN THAT IS ATTRIBUTABLE TO INTEREST (IF ANY).

BACKUP WITHHOLDING AND INFORMATION REPORTING

                  Holders may be subject to backup withholding at the applicable tax rate with respect to the receipt of consideration received pursuant to the Plan, unless such Holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a correct taxpayer identification number ("TIN") on IRS Form W-9 (or a suitable substitute form), certifies as to no loss of exemption from backup withholding and complies with applicable requirements of the backup withholding rules. An otherwise exempt Holder may be subject to backup withholding if, among other things, the Holder (i) fails to properly report payments of interest and dividends or (ii) in certain circumstances, has failed to certify, under penalty of perjury, that such Holder has furnished a correct TIN. Holders that do not provide a correct TIN may also be subject to penalties imposed by the Service.

                  Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of federal income taxes, a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Service.

                  The Reorganized Debtor Group (or its paying agent) may be obligated to provide information statements to the Service and to Holders who receive consideration pursuant to the Plan reporting such payments (except with respect to Holders that are exempt from the information reporting rules, such as corporations).

                  The backup withholding and information reporting rules described above may also apply with respect to payments (and deemed payments) made after the Effective Date with respect to the New Leap Common Stock.

THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE PLAN DESCRIBED HEREIN AND THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS. NEITHER THE PROPONENTS NOR THEIR PROFESSIONALS SHALL HAVE ANY LIABILITY TO ANY PERSON OR HOLDER ARISING FROM OR RELATED TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PLAN OR THE FOREGOING DISCUSSION.

                                  SECTION XIII.

                             LIMITATION OF LIABILITY

                  Neither (a) any Debtor or Reorganized Debtor or any of their respective postpetition employees, officers, directors, agents, representatives, affiliates, attorneys, financial advisors or any other professional persons employed by any of them, nor (b) the Informal Vendor Debt Committee and the Informal Noteholder Committee, or any of their respective members, agents, employees, directors, officers, representatives, attorneys or other professional advisors, nor (c) the Official Committee, or any of their respective postpetition members, agents, employees, directors, officers, representatives, attorneys or other professional advisors, nor (d) the Old Indenture Trustee, or any of its agents, employees, directors, officers, representatives, attorneys or other professional advisors, in each case, shall have any responsibility, or have or incur any liability, to any Person whatsoever, under any theory of liability (except for any claim based upon willful misconduct or gross negligence), for any act taken or omission made in good faith directly related to formulating, implementing, confirming, or consummating the Plan, the Disclosure Statement, or any contract, instrument, release, or other agreement or document created in connection with the Plan, provided that nothing in this paragraph shall limit the liability of any Person for breach of any express obligation it has under the terms of this Plan or under any post-petition agreement or other post-petition document entered into by such Person or in accordance with the terms of this Plan or for any breach of a duty of care owed to any other Person occurring after the Effective Date.

DATED: July 30, 2003                  LEAP WIRELESS INTERNATIONAL,
                                      INC.

                                      By:    /s/  HARVEY P. WHITE
                                           -------------------------------------
                                      Title:  Chief Executive Officer

DATED: July 30, 2003                  CRICKET COMMUNICATIONS HOLDINGS, INC.

                                      By:    /s/  HARVEY P. WHITE
                                           -------------------------------------
                                      Title:  Chief Executive Officer

DATED: July 30, 2003                  CRICKET COMMUNICATIONS, INC.

                                      By:    /s/  HARVEY P. WHITE
                                           -------------------------------------
                                      Title:  Chief Executive Officer

DATED: July 30, 2003                  FOR EACH OF THE LICENSE HOLDING COMPANIES

                                      By:    /s/  HARVEY P. WHITE
                                           -------------------------------------
                                      Title:  Chief Executive Officer

DATED: July 30, 2003                  FOR EACH OF THE PROPERTY HOLDING COMPANIES

                                      By:    /s/  HARVEY P. WHITE
                                           -------------------------------------
                                      Title:  Chief Executive Officer

DATED: July 30, 2003                  FOR EACH OF THE OTHER SUBSIDIARIES

                                      By:    /s/  HARVEY P. WHITE
                                           -------------------------------------
                                      Title:  Chief Executive Officer

                                      LATHAM & WATKINS LLP
                                        Michael S. Lurey
                                        Robert A. Klyman
                                        Eric D. Brown
                                      633 West Fifth Street, Suite 4000
                                      Los Angeles, California 90071

                                      By:    /s/
                                           -------------------------------------
                                        Robert A. Klyman
                                        Counsel for the Debtors and
                                      Debtors-In-Possession

                    [This page is intentionally left blank.]

                                                                       EXHIBIT 1

                            COUNTERPOINT TO DEBTORS'
                              DISCLOSURE STATEMENT

                  The Bankruptcy Court ordered that this CounterPoint be included as a part of the debtors' Disclosure Statement after MCG PCS, Inc. objected to the proposed Disclosure Statement

                  MCG is a creditor of Leap Wireless International ("Leap") and its largest shareholder. MCG has obtained several thousands of pages of documents under subpoena and Court order. These documents have not been made public, and some of them were not even provided to the parties who negotiated the proposed Plan.

                  MCG has spend many weeks studying these documents as well as many others which, although filed with the Court, have not been provided to any but a small handful of creditors (and none of the shareholders).

                  Based on this information, MCG believes that it can describe the proposed Plan in plain English and demonstrate that the Disclosure Statement is misleading and inaccurate in that

                  -    the debtors are solvent,

             - the true value of Leap and its subsidiaries is far in excess of their debts,

             - every unsecured creditor can and should receive 100 cents on the dollar instead of from nothing to 14 cents on the dollar, and

             - the biggest secured creditors would, under the proposed Plan, walk away with an enterprise worth billions of dollars more than they are owed.

                                     * * *

                 MCG URGES UNSECURED CREDITORS OF ANY DEBTOR TO
                VOTE AGAINST THE PLAN BECAUSE UNSECURED CREDITORS
             OF LEAP WIRELESS WILL RECEIVE FAR LESS THAN THEY SHOULD
                AND UNSECURED CREDITORS OF ALL THE OTHER DEBTORS
                              WILL RECEIVE NOTHING.

                                     * * *

         I.       THE MAIN PLAYERS

                  Despite the seemingly endless cast of characters who populate the Disclosure Statement, there are very few relevant players in the Plan that the debtors have proposed:

                  A. THE "DEBTORS" are LEAP and 65 of its direct and indirect subsidiaries. Of the 65 subsidiaries, 12 have no assets; one has almost no assets (according to the debtors); and one ("Cricket Licensee XI, Inc.) has assets which the debtors state are worth no more than the secured debt of that subsidiary. That leaves 51 debtors.

                  Those remaining 51 debtors are

                  -   Cricket Communications, Inc. ("CRICKET"),

                  - 29 subsidiaries of Cricket (called "Property Holding Companies"), and

                  -   21 subsidiaries of Leap (called "License Holding
                      Companies").

                  Those 51 debtors are grouped together by the debtors (explicitly in their Schedules of Assets and Liabilities and tacitly in their proposed Plan) because they are security for the debts of the "Vendors."

                  Since the proposed Plan treats Cricket, the Property Holding Companies, and the License Holding Companies as one, MCG refers to them in this CounterPoint as the "CRICKET COMPANIES."

                  B. THE "VENDORS" are the major secured creditors. They were owed $1.6 billion under long-term debt arrangements with Cricket when the debtors filed for bankruptcy. They have liens on all the assets and/or stock of the Cricket Companies. The Vendors have NO claim against Leap.

                  The other secured creditors are the Bondholders (noted below), the Federal Communications Commission ("FCC"), which is owed about $78 million and has a lien on some of the FCC licensees; and GLH, which is owed about $8.4 million and has a lien on the three licenses owned by Cricket Licensee XI, Inc.
(8)

                  C. THE "BONDHOLDERS" are the major unsecured creditors of Leap. Leap owes the Bondholders about $729.5 million, of which approximately $200,000 is secured by a cash account.

                  Other unsecured creditors include--

                  - "priority" claimants (who are owed money for taxes, wages and salaries) totaling about $33.7 million,

                  - unsecured creditors of the Cricket Companies, who are owed about $136.5 million, and

-------------

(8) Because under the proposed plan, the assets of Cricket Licensee XI are to be delivered to GLH in satisfaction of the GLH debt, both the assets and the liabilities of this debtor are omitted in further discussions of the plan.

                  - unsecured creditors of Leap (other than the Bondholders), who are owed about $3.9 million.

(Unsecured creditors other than priority claimants are referred to simply as "unsecured creditors.")

                  D. THE "OFFICIAL COMMITTEE" is nothing more than the Bondholders wearing a different hat. "Official" means only that the committee, their lawyers, and their financial advisors get paid out of Leap's assets after bankruptcy (as they did before bankruptcy as the "Informal Noteholder Committee").

         II.      SUMMARY OF THE PLAN

                  Again, although the proposed Plan is seemingly quite complex, once one has waded through the proposed Plan, through the mind-numbing Disclosure Statement, and through the voluminous exhibits, the proposed Plan is really not all that difficult to comprehend.

                  The debtors' proposed Plan would create what the Disclosure Statement calls "Reorganized Leap." This is the holding company that would continue to operate after the bankruptcy, with all the Cricket Companies as subsidiaries.

                  Reorganized Leap would consist of all the assets on which the Vendors have a lien (the Cricket Companies) plus many of the valuable assets of Leap (which would otherwise go to Leap's unsecured creditors).

                  Reorganized Leap would have a value of from $1.92 billion (net book value) to $4.5 billion (2005 going-concern value). This value would be distributed as follows:

                  - Priority creditors, 100 cents on the dollar ($33.7 million)

                  -   FCC claims, 100 cents on the dollar ($78 million)

                  -   Bondholder secured claim, 100 cents on the dollar
                      ($200,000)

                  - Vendors, $350 million plus 96.5% of what's left (AT LEAST 110 CENTS ON THE DOLLAR AND AS MUCH AS 300 CENTS ON THE DOLLAR)

                  - Bondholders and other unsecured creditors of Leap, 3.5% of what's left

                  -   All other unsecured creditors, not a penny.

                  The unsecured creditors of Leap would also get about $75 million of Leap's cash and some of Leap's assets. The debtors estimate that the total value of the Plan to the unsecured creditors of Leap is 14 cents on the dollar.

         III.     HOW THE PLAN CAME ABOUT

                  The proposed Plan was negotiated between the Vendors and the Bondholders.

NONE of the following was represented in or took part in the negotiations:

                  -   The unsecured creditors of Cricket,

                  -   The unsecured creditors of Cricket's subsidiaries,

                  -   The unsecured creditors of Leap's subsidiaries, and

                  - The shareholders of Leap (other than Leap's senior management). (9)

NONE of these non-participants will get anything under the proposed Plan.

                  The negotiations between the Vendors and the Bondholders, moreover, proceeded on faulty premises (advanced by the Vendors), and the Bondholders lost considerable leverage in the negotiations by delay and an ill-advised negotiating strategy.

                  A.       THE FAULTY PREMISES

                  During the negotiations, the Vendors asserted that they had an unsecured claim against Leap for the difference between the value of their security interest in the Cricket Companies and the amount of their total claim. That unsecured claim - of about $1 billion (they asserted) - would have substantially diluted the recovery by the Bondholders (and other unsecured creditors of Leap).

                  The premise was - and is - false. It was asserted based on
Section 1111(b) of the Bankruptcy Code and the fact that Leap had pledged its stock in some of the Cricket Companies. Since the Vendors had a secured claim against the stock of Leap in some of the Cricket Companies, the Vendors asserted that they could divide this claim into a secured claim against Leap's stock in the Cricket Companies and an unsecured claim against Leap itself.

                  The problem with this assertion should have been very apparent to the Bondholders: Leap was neither a maker nor a guarantor of the Vendors' debt, whether recourse or non-recourse, so Leap was never liable to the Vendors for anything. All the Vendors had was a lien on Leap's stock in the Cricket Companies. The most the Vendors could have gotten was a claim against Leap's stock in the Cricket Companies for the full amount of their claim (rather than a secured claim against that stock only for the value of the stock itself). This they could have gotten through what is known as an "1111(b)(2) election."

                  Even if the Vendors could have had an unsecured claim against Leap, moreover, they failed to file a proof of that claim by the "bar date" (June 28, 2003) - which meant that they absolutely had no unsecured claim against Leap. Inexplicably, the Bondholders did not negotiate a better deal for Leap's unsecured creditors once the Vendors' assertion of an unsecured claim against Leap had lost any underpinning it might have had. (10)

                  The second faulty premise was the Vendors' assertion that they had a claim against Leap because Leap failed to transfer to the Vendors more than the $355 million Leap did transfer to the

--------------

(9) Leap's senior management received severance packages under which they will receive up to $1.8 million should they be let go.

(10) The proposed Plan also provides for an unsecured claim against the Cricket Companies of about the same $1 billion, even though the Vendors did not file a proof of claim for that, either. That means that the Vendors can "swamp" the true unsecured creditors of the Cricket Companies - about $136.5 million - and force them to accept nothing under the proposed Plan.

Vendors. This assertion was patently absurd. As explained below, all these transfers could have been undone - for the benefit of Leap's unsecured creditors
- and any failure by Leap to have transferred more assets to the Vendors meant absolutely nothing. Again, moreover, the Vendors did not file a proof of that claim, which means that there is no such claim.

                  B.       THE TRANSFERS BY LEAP TO THE VENDORS

                  Very quickly after the Bondholders began to evaluate their financial position with regard to the debtors (in October 2002), it became very apparent that Leap had made massive transfers of its assets (to which the Bondholders were entitled) to subsidiaries (on which the Vendors had a lien).

                  Such transfers within a year prior to bankruptcy are "avoidable" under Section 547 of the Bankruptcy Code unless the transferee proves a valid defense. "Avoidable" means that Leap could recover either the assets transferred or the value of those assets from the transferees (the Leap subsidiaries). The effect of such avoidance would be to increase the value of Leap (to the benefit of the Bondholders) and decrease the value of the Leap subsidiaries (to the detriment of the Vendors).

                  C.       THE DECLINING LEVERAGE OF THE BONDHOLDERS

                  When the Bondholders began their investigation, they asked for and promptly received from the debtors information about transfers from Leap to its subsidiaries within the prior year. That information revealed that Leap had transferred $271.1 million in cash and 41 FCC licenses having a net book value of $84.3 million - a total of $355.4 in potential recoveries (about half of the Bondholders' claims against Leap).

                  Armed with potential "avoidance" claims for $355 million, the leverage of the Bondholders in the negotiation was at its highest.

                  The debtors suggested that the Bondholders should get 27% of Reorganized Leap (and that the existing shareholders of Leap get 4%).

                  The Bondholders' prompt response was that they should get not 27% but 33%.

                  By January, however, after negotiations had bogged down in the minutia of which debtor should be paying which salaries and other expenses of the overall enterprise, many of those avoidable transfers became unavoidable because they had no longer been made within one year. (For example, Leap had made a $140 million cash transfer within the year prior to October 2002 but not within the year prior to January 2003). The Bondholders' leverage had begun to evaporate, and the Bondholders reduced their demand to 20% of Reorganized Leap (plus whatever cash was left in Leap).

                  By the end of March, even more of that leverage had evaporated. In March the year before (just outside the one-year period), Leap had transferred $92.4 million in cash and 10 FCC licenses with a net book value of $40.5 million - none of which were any longer avoidable under Section 547. When the debtors filed for bankruptcy on April 13, 2003, the Bondholders had reduced their demand from 20% to only 5% of Reorganized Leap (with an additional up to 2% going to Leap's shareholders).

                  By May 9, 2003, the Bondholders and Vendors had agreed on 3.5% to the Bondholders and 96.5% to the Vendors (with nothing to Leap's shareholders). The Bondholders' avoidance leverage had evaporated from $355 million in claims to less than $90 million.

                  D.       THE BONDHOLDERS' STRATEGIC FAILURE

                  The Bondholders had made a strategic error early on in the negotiations. They had agreed that, whatever their percentage ownership in Reorganized Leap, Reorganized Leap would include all of the assets of Leap necessary for the Vendors to operate Reorganized Leap. These assets--such as Leap's patents and trademarks, its machinery equipment, leases, furniture, fixtures, supplies and contracts--were to be part of Reorganized Leap virtually from the outset of negotiations. Had the Bondholders held out on these assets (they were, after all, assets available to Leap's creditors, not to the Vendors), the Vendor's ownership of a Reorganized Leap capable of functioning as a going concern might well have been a pipedream.

                  This is not to say that the Vendors did not have their own leverage. They did. They were secured creditors, Leap was in default on various loan covenants, and the Vendors had used that leverage against the debtors to force the debtors to make those $355 million in transfers. Once those transfers were made, effort was required to undo them. And the Vendors had the additional leverage that they could always seek Court approval to foreclose on their security, however unlikely such approval might have been.

                  Nonetheless, simply as a matter of negotiation, the Bondholders failed conceptually, tactically and strategically to negotiate even a marginally favorable Plan.

                  E.       THE "SETTLEMENT"

                  The debtors describe the proposed Plan as a "settlement" between the Vendors and the Bondholders. They also describe the "settlement" as one in which the Bondholders gave up the right to pursue avoidance actions with respect to $34.5 million and 28 licenses in return for 3.5% of Reorganized Leap.

                  This description is quite inaccurate. The Bondholders gave up much more than that and received much less.

                  First, the licenses transferred within the year prior to bankruptcy numbered 30, not 28.

                  Second, the cash transferred within the year prior to bankruptcy was $41.4 million, not $34.5 million.

                  Third, the Bondholders did not give up only the right to pursue avoidance of those transfers. Rather, they also gave up:

                  -   The value of the "Other Subsidiaries" of Leap and

                  -   The value of all of the following assets of Leap:

                      -- all of Leap's intellectual property (patents and trademarks),

                      --  all of Leap's machinery, fixtures and supplies,

                      --  all of Leap's office furnishings and equipment,

                      --  all of Leap's leases,

                      --  all of the cash value in Leap's insurance policies,

                      --  all of the monies due from Cricket,

                      --  all of Leap's pre-payments, and

                      --  all of Leap's valuable contracts. (11)

                  Fourth, the 3.5% of Reorganized Leap the Bondholders would get would be 3.5% of only what is left in Reorganized Leap after the Vendors receive the first $350 million plus interest at 13%.

                  Fifth, and most importantly, the Bondholders grossly underestimated the value of the assets on which the Vendors had a lien and, therefore, permitted the Vendors to negotiate a proposed Plan under which the Vendors will receive much more than the amount of their debt, at the expense of the Bondholders and other creditors.

                  The question, then, is whether this "settlement" and the proposed Plan is at all fair, either to the unsecured creditors of Leap (who would get something) or to the many other groups who get nothing. That question can be answered only by looking at the values of these assets.

         IV. ANALYSIS OF THE VALUE OF THE PROPOSED PLAN TO THE VENDORS, TO THE BONDHOLDERS AND OTHER UNSECURED CREDITORS, AND TO LEAP'S SHAREHOLDERS

                  As noted earlier, MCG has had the opportunity to examine and analyze various information not generally available to the public. Based on this information, MCG has attempted to fill the void left by the debtors' failure to include asset values in their Disclosure Statement. That information demonstrates that the Vendors will receive far more than 100 cents on the dollar, at the expense of unsecured creditors and shareholders.

                  The following chart presents a summary of asset values of Leap, the Cricket Companies, and Reorganized Leap based on the debtors' own books and records (excluding pension plan assets, Leap's investment in its subsidiaries, and "unknown" values) ("net book value"),

                  - those net book values combined with the excess values of the debtors' FCC licenses according to a valuation by Standard & Poors of the debtors' FCC licenses as of December 31,2002,

                  - the debtors' projections of the earnings before interest, taxes, depreciation, and amortization "EBITDA") and

                  -   the debtors' estimates of the value of the proposed Plan:

-------------

(11) Under the proposed Plan, the Vendors get to decide which of Leap's contracts they want to keep, reimbursing Leap (through the Leap Creditor Trust) only for the amount of any security deposit Leap had made. If the Vendors decide they do not want a contract, then it is the unsecured creditors of Leap who will be hurt by the claim that the other party to the contract has for damages for breach of that contract. Leap has thousands of contracts that the Vendors could reject.

                                            STANDARD &             BASED ON

                     NET BOOK VALUE           POORS                 EBITDA            PROPOSED PLAN
                     --------------      ------------------     -----------------  ---------------------
Leap                  $176 million       $195-206 million                          $112-133 million (12)

Cricket Companies     $1.91 billion      $2.00-2.82 billion

Reorganized Leap      $1.92 billion      $2.01-2.83 billion     $4.5 billion (13)  $560-683 million

                  A.       THE DEBTORS' NET BOOK VALUES.

                  The debtors filed two relevant "Schedules of Assets and Liabilities" in this case, one for Leap and one for the other for the Cricket Companies.

                  Under the Bankruptcy Code and the Federal Rules of Bankruptcy Procedures, all debtors are required to schedule their assets at market value. None of them did. Rather, the various assets scheduled are scheduled at "net book value." "Net book value" is generally the cost of an asset less depreciation and amortization.

                  Net book value is typically lower than either market value or going concern value. In this case, that generality certainly holds true, for the net book value of the debtors' assets is substantially less than the market value of those assets (as discussed in Part IV.B) and grossly less than the going concern value of the debtors (as discussed in Part IV.C).

                  Even the net book value of the debtors' assets; however, demonstrates that the assets on which the Vendors have a lien (the Cricket Companies' schedules are worth much more than the Bondholders assumed and much more than the debtors represent in their Disclosure Statement.

                  The Cricket Companies' schedules state that their assets exceed their liabilities - ALL their liabilities, including those of unsecured creditors - by $51.3 million. This means that those debtors could satisfy the Vendors' claims in full, could satisfy all other secured debts in full, could satisfy all claims of unsecured creditors, and still have $51.3 million left over to go to Leap (their parent).

--------------

(12) Cash ($75 million), Leap Creditor Trust assets (debtors' estimate is $30-50 million), plus 3.5% of Reorganized Leap net of the first $350 million payable to the Vendors.

(13) 2005 value.

                  That $51.3 million surplus increases under the proposed Plan because NONE of the unsecured liabilities of these companies ($136.5 million) and NONE of the $23.8 million owed to Leap will be paid.

                  Thus, just with respect to the Cricket Companies, the assets at net book value ($1.91 billion) would under the proposed Plan exceed the liabilities ($1.61 billion to the Vendors, $78 million to the FCC, and $33.7 million to priority claimants) by $212.6 million.

                  In other words, the Vendors already have liens on property that exceeds the debts that would be paid by $212.6 million, NONE of which, under the proposed Plan, would benefit general unsecured creditors of Leap or the Cricket Companies.

                  Under the proposed Plan, the Vendors would receive a new note for $350 million and 96.5% of Reorganized Leap. The Vendors would still receive more assets (at net book value) than they are owed, as follows:

Cricket Companies                                       $ 1,910,665,324
Leap's office equipment, furnishings and supplies       $     3,168,469
Leap's machinery, fixtures and business supplies        $     1,324,771
Cash value of Leap's insurance policies                 $     4,956,797
Leap's pre-payments                                     $       213,800
Forgiveness of debt to Leap                             $    23,800,608
Other Subsidiaries                                      $        29,824
Non-debtor subsidiaries of Cricket                              Unknown (14)
Leap's leases                                                   Unknown (15)
Leap's valuable contracts                                       Unknown (16)
Leap's intellectual property                                    Unknown (17)
Cricket's intellectual property                                Unknowns (18)
Less FCC liens                                         ($    78,043,241)
Less priority claimants                                ($    33,729,292)
Less new note to Vendors                               ($   350,000,000)
                                                        ---------------
                                                        $ 1,482,387,060
x 96.5% (new stock to Vendors)                          $ 1,430,503,512
New note to Vendors                                     $   350,000,000
                                                        ---------------
TOTAL NET BOOK VALUE TO VENDORS                         $ 1,780,503,512

----------------

(14) Cricket's schedules contain no mention of these subsidiaries except to list them--Cricket Performance 1, Inc., Cricket Performance 2, Inc., and Cricket Performance 3, Inc.

(15) Leap's leases are sprinkled among 45 pages of very small type in its Schedule of Executory Contracts and Unexpired Leases. The schedule contains no information about the value, if any, of those leases, nor does the debtors' proposed Disclosure Statement.

(16) See footnote 4, above.

(17) "Unknown" is the stated value on the schedules.

(18) "Unknown" is the stated value on the schedules.

                  Thus, even after "giving" the unsecured creditors of Leap 3.5% of Reorganized Leap, the net book value to the Vendors still exceeds their original debt ($1.61 billion) by $169 million (PLUS 96.5% of the "unknown" values"), NONE of which would benefit any of the general unsecured creditors of Leap, the Cricket Companies, or the Leap shareholders.

                  The unsecured creditors of Leap are giving up those assets of Leap which are being transferred to Reorganized Leap, with the result that the net book "settlement" value is as follows:

       3.5% of Reorganized Leap                                     $      51,883,448

in return for

       Leap's office equipment, furnishings and supplies            $       3,168,469
       Leap's machinery, fixtures and business supplies             $       1,324,771
       Cash value of Leap's insurance policies                      $       4,956,797
       Leap's pre-payments                                          $         213,800
       Forgiveness of debt to Leap                                  $      23,800,608
       Other Subsidiaries                                           $          29,824
       Leap's leases                                                          Unknown
       Leap's contracts                                                       Unknown
       Leap's intellectual property                                           Unknown
       Cash transfers (at least)                                    $    47.9 million
       Licenses transfers                                           $    41.4 million (19)
                                                                    -----------------
                                                                    $   122.8 MILLION

                  PLUS the unknown values of Leap's leases and intellectual property.

Of these values, $33.5 million are not in dispute as to ownership--they belong to Leap and, therefore, its creditors and (potentially) its shareholders. That means that the "settlement" gives up the right to pursue transfers of $89.3 million in return for only $18.4 million--a rate of less than 21 cents on the dollar.

                  On the face of it, this would not seem to be a fair trade even for the unsecured creditors of Leap. And the unfairness of it is more pronounced when one considers that the Vendors are already getting $169 million in Reorganized Leap beyond the full amount of their debt - a sum that would otherwise go to the benefit of all of the unsecured creditors (including Leap's) and, potentially, Leap's shareholders.

                  The discrepancy in values becomes even more apparent, however, when includes all of the "unknown" values listed on the schedules for assets that would go to Reorganized Leap (previous table) and some very real (and unexplained) discrepancies between those schedules and the debtors' books and records.

----------------

(19) This value is for 22 of the 30 licenses transferred. The other 8 licenses had FCC "build out" dates that expired in April 2002, with the result that Debtors listed no value for these licenses (notwithstanding that the FCC had taken no action to rescind any of them).

                  One of the "unknown" values for both Leap and the Cricket Companies is for their intellectual property. Standard & Poors, however, valued the debtors' intellectual property only a year ago at $40.3 million--all of which value will go to the Vendors.

                  Similarly, none of the debtors listed anything in their schedules for either their subscriber lists or their construction in progress. Standard & Poors, however, had valued those assets at $316.2 million and $65 million, respectively--in valuations done for the debtors. The debtors' failure to disclose either of these very significant assets, for which they had valuations in hand, is nothing less than astounding.

                  Finally, as late as October 2002, the debtors carried a net book value for Backwire.com, Inc. (one of the "Other Subsidiaries") of nearly $3.9 million in net equity. On their schedules, however, the debtors listed this "Other Subsidiary" of Leap at less than thirty thousand dollars. (20)

                  B.       MARKET VALUES

                  The proposed Plan is even more inequitable when one examines the market values of the debtors' assets.

                  As previously noted, the debtors did not schedule their assets at market value. They have, however, represented in their publicly filed, SEC-required financial statements that they have presented those statements at the lower of net book value or fair value. As stated in their first-quarter 2003 SEC filing (as of March 31, 2003):

                  The Company assesses potential impairments to its long-lived assets, including property and equipment, wireless licenses, goodwill and other intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying amount may not be recoverable. AN IMPAIRMENT LOSS IS RECOGNIZED WHEN THE UNDISCOUNTED CASH FLOWS EXPECTED TO BE GENERATED BY AN ASSET (OR GROUP OF ASSETS) IS LESS THAN ITS CARRYING AMOUNT. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and a charge to results of operations. No SUCH IMPAIRMENT LOSSES HAVE BEEN IDENTIFIED BY THE COMPANY. [Page 61, emphasis added.]

From this information alone, one can conclude that the fair value of the debtors is at least as high as the values the debtors entered on their schedules.

                  In addition, however, the debtors reported their FCC license assets at virtually the same $728.1 million shown on their schedules--meaning that that particular asset value was unimpaired. This means that the licenses are worth at least as much as the debtors' net book value on their schedules.

                  One very recent example of how much greater market values can be than net book values is the debtors' motion on July 25, 2003, for permission to sell two of its licenses in two of the smallest markets in the country--Idaho Falls and Twin Falls. Those two licenses have net book values of $133 thousand. The sale price is $3.25 million (subject to higher and better offers)!

------------------

(20) The two other "Other Subsidiaries" are Leap PCS Mexico, Inc. and Telephone Entertainment Network, Inc., which are schedules as having no value but which the Vendors proposed to keep. One can only guess at the real value of these assets of Leap, which the Vendors have no lien on.

                  The information from the debtors' SEC filings can be further supplemented by information that the Bondholders did not have when they negotiated the proposed Plan but which the Court ordered the debtors to produce to MCG after the debtors had filed their Second Amended Disclosure Statement. The debtors had obtained valuations of their FCC licenses as of June 30 and December 31, 2002, in order to ensure that their SEC-required financial statements did not overstate the fair values of their FCC licenses.

                  These valuations were done by Standard & Poors. The December 31, 2002, valuation was that the FCC licenses owned by the debtors had a "fair" value of from $860 million (base upon a 30% discount from the prices in a Verizon transaction) to $1 billion (based on a 30% discount from the median prices obtained in the FCC's Auction 35) to $1.246 billion (based on a 30% discount from the Auction 35 average prices). Each of the licenses was individually valued based upon comparables in the Verizon sale and in Auction 35.

                  Those figures stand in stark contrast to the value scheduled by the debtors for those very same licenses--$728.1 million. Based on the S & P valuation, the debtors' licenses are worth from $132 million to $518 million MORE than what is shown on their schedules. (21)

                  The 30% discounts employed by S & P, however, are called into question by the recently disclosed information about the Idaho Falls and Twin Falls sale. S & P, of course, was only engaged to determine whether the net book values at which the debtors carried their licenses were impaired by current market values. Even the most conservative valuation resulted in no impairment. The sale prices of the Idaho Falls and Twin Falls licenses, however, are at just above the median Auction 35 values for those licenses, not 30% below those values--meaning that the true market value of the debtors' FCC licenses is $1.43 billion, DOUBLE the net book value.

                  This estimation concurs with data recently available. Cingular Wireless has agreed to purchase FCC licenses from another bankrupt company, NextWave, at an estimated average price of $1.86 per MHzPop. (22) The average value assigned to the debtors' FCC licenses is exactly half of that-- $0.93 per MHzPop. By the measure of the Cingular-NextWave transaction, the debtors' licenses are worth DOUBLE their financial-statement value.

                  This recent data means that ALL the debtors are solvent. Indeed, if one ignores the double counting of liabilities throughout the debtors' schedules, (23) an increase of the scheduled values of licenses to current market value (on the basis of the Idaho Falls, Twin Falls, and Cingular--NextWave transactions) changes the overall deficit of assets to liabilities from $462.7 million to a surplus of $266.4 million. This means that the debtors could pay all of their unsecured creditors in full (rather than 14% for the Bondholders and Leap's other unsecured creditors and nothing for all other unsecured creditors) and still have a huge surplus available for Leap's shareholders.

-----------------

(21) The Court ordered the debtors to allocate these values to Leap and the Cricket Companies in their Disclosure Statement, which the debtors have done--an extra $17.8 million to $19.3 million for Leap and an extra $94 million to $461.3 million for the Cricket Companies. The debtors dropped $20-$40 million from the total S & P values in the process of allocating these values. The only reason given is that the allocation excludes the value of the licenses held by Cricket Licensee Company XI, which are being given up in return for only $8.4 million in indebtedness. Nonetheless, MCG has used the debtors' allocations in this CounterPoint.

(22) According to the Debtors' SEC-required annual report for the year ended December 31, 2002 (at p. 39), this is the most common industry measurement of value. "MHz" (megahertz) is the measure of bandwidth, and "Pop" is the number of people in the area serviced by the license.

(23) For example, the Bondholder debts are listed twice in the Leap schedules, and the Vendor debt is listed several times in the various schedules.

                  C.       GOING-CONCERN VALUE.

                  The debtors' undervaluation of their worth is most egregious when considered in light of their going-concern value.

                  Leap has been one of the fastest growing telecommunications companies in the industry. As recently as 13 months ago, Leap reported in a press release the following analyst's view:

                  "Leap is truly leading the wireless industry in driving the trend of landline displacement," said Knox Bricken, an analyst with the Yankee Group. "Leap's Cricket service clearly provides an ideal solution for people who choose to go wireless instead of signing up for traditional local phone service." According to the Yankee Group, the growing reliance on wireless phones has already displaced 25 percent of U.S.
                  landline usage - a number that is expected to rise to 35 percent by 2004. (6/24/02)

Only a year ago, MorganStanley, in its analysis of Leap, reported:

                  KEY INVESTMENT POSITIVE

         - Overall model has performed well. Leap's wireline-replacement wireless service has enjoyed one of the fastest ramps in history and is on track for breakeven. A brand-new code division multiple access
         (CDMA) is handling 1,100 minutes per subscriber per month. (7/29/02)

And Harvey White, the Chairmen of the Board and CEO of Leap told the financial world in a press release at the same time:

                  "We believe that we have a strong future based on a solid business model and a strong team of industry veterans to execute on our plans." (7/24/02)

                  True to predictions, Leap has broken even. One of the most fundamental factors affecting the going-concern value of a company (as opposed to the value simply of its assets) is the cash flow the company generates.

                  The debtors were EBITDA positive in the first quarter of 2003--by S6.1 million--which the debtors' Chief Financial Officer has testified was the first time in the history of the debtors that that had happened. During the second quarter of 2003, the debtors were even more EBITDA positive--by $23.7 million. The fact that the debtors are EBITDA positive for the first time in their history--and now two quarters in a row--is a very good indicator that the debtors have "turned the corner" on their financial problems. Indeed, the debtors projected that their EBITDA will increase to over $100 million next year, nearly $200 million the following year, and $282 million the year after that--continuing to increase throughout the period of the proposed Plan. Such projections are nothing short of spectacular, yet they were inserted into the middle of five pages of surrounding text as an exhibit to the Disclosure Statement.

                  On July 18, two weeks after this CounterPoint was originally filed (July 3, 2003), the debtors "modified" their previous Disclosure Statement (filed July 8) to change the debtors' projections, supposedly based on information from May 31. The same "modified" projections are now included in the Disclosure Statement. The original projections are attached to this CounterPoint.

                  The "modified" projections are significantly less favorable than the original projections, all as a result of a 3.5% decrease in subscribers during the second quarter of this year--while the debtors have been in bankruptcy. It would, of course, make eminent sense to decrease projections for the start of Reorganized Leap (that is, after emergence from bankruptcy) based on such decreased performance in bankruptcy. The debtors, however, have gone well beyond that in their projections. Not only have they projected a lower starting point for Reorganized Leap, but they have dramatically decreased the rate of increases in subscribers after the bankruptcy. The following chart illustrates the dramatic change from the debtors' original post-bankruptcy projections of net new subscribers to their "modified" post-bankruptcy projections:

------------------------------------------------------------------------------------
                 Q4/03-Q1/04     Q1-Q2/04      Q2-Q3/04      Q3-Q4/04    ALL OF 2005
------------------------------------------------------------------------------------
ORIGINAL            85,000        64,000        62,600        69,700       295,700
----------------------------------------------------------------------------------
"MODIFIED"          50,400        31,500        38,500        47,400        97,600
----------------------------------------------------------------------------------

Even worse, the debtors have increased the "churn" rate (the rate at which subscribers drop service) in every period through 2006, meaning that an increase in subscribers is much more expensive to accomplish.

                  These changes dramatically affect the EBITDA for Reorganized Leap throughout the period of projection. Yet there is absolutely no reason for these post-bankruptcy metrics to change if the only cause (as the debtors state in urging the speedy confirmation of their proposed plan) is the fact that the debtors cannot operate as efficiently in bankruptcy as they can outside bankruptcy.

                  MCG believes that, as the timing of the "modified" projections indicates, the "modified" projections were prepared in direct response to MCG's analysis of the originally projected EBITDA and its implications for the value of Reorganized Leap. Accordingly, MCG uses the debtors' original projections of EBITDA, which were made before the debtors had any reason to fabricate and which contain post-bankruptcy projections much more consistent with the debtors' pre-bankruptcy experience.

                  The debtors' originally projected EBITDA for next year, and assuming that even next year the market capitalization (24) of Reorganized Leap were zero, implies an EBITDA multiple (25) of 23. Taking the debtors' projections of EBITDA out over the next several years implies the following market capitalization (again assuming a 2004 market capitalization of zero, notwithstanding substantial positive earnings):

--------------------------------------------------------------------------------
             LONG-TERM                     EBIDA       TOTAL
                DEBT       EBITDA        MULTIPLE      VALUE         MARKET CAP
                ----       ------        --------      -----         ----------
--------------------------------------------------------------------------------
2004          $2.3 bb     $101 mm          23X        $2.3 bb (26)      zero
--------------------------------------------------------------------------------
2005          $2.3 bb     $196 mm          23X        $4.5 bb       $2.2 billion
--------------------------------------------------------------------------------

------------

(24) Total number of shares outstanding multiplied by the price per share.

(25) Long-term debt plus market capitalization, divided by EBITDA.

(26) This figure is below the mid-point of the S & P valuation in the table preceding Part IV. A, above.

-------------------------------------------------------------------------------
2006           $2.3 bb     $282 mm         23X        $6.5 bb      $4.2 billion
-------------------------------------------------------------------------------
2007           $2.3 bb     $324 mm         23X        $7.5 bb      $5.2 billion (27)
-------------------------------------------------------------------------------

                  In other words, the Vendors will double their money in two years at the expense of everyone else--then go on to have an even more tremendous upside value in Leap.

                  These projections are hardly fanciful. Other wireless communications companies with even fewer subscribers than Leap (1.4 million) bear comparison. For example, Nextel Partners (with 0.8 million subscribers) has a current market capitalization of $2.1 billion. And Western Cellular (with 1.2 million subscribers) has a $1.0 billion current market capitalization--with the same long-term debt as the debtors.

                  It is clear that the debtors have at least the potential to achieve such values. Why does the market not realize this?

                  Part of the answer, of course, is that the debtors did not report that they were EBITDA positive until after they had filed for bankruptcy and had proposed a Plan under which the shareholders of Leap would receive nothing. (28) The marketplace saw Leap simply as a company in bankruptcy with no prospects (under the proposed Plan) of achieving its potential.

                  Another part of the answer lies in the debtors' senior management. The Vendors lack of trust in the debtors' senior management is demonstrated, in part, by the severance packages they sponsored for senior management. Those severance packages provide that the debtors' senior management get paid their severance packages if they are let go or if they are asked to do less than they have done in the past. The junior managers of the debtors, on the other hand, are provided only "retention" bonuses, payable only if they stay with the debtors for a substantial period of time after the reorganization. While the counsel for the Vendors has declined to say who will stay and who will go if the proposed Plan is confirmed, it is more than apparent that senior management will go and that the debtors will then be able to achieve the kind of EBITDA growth the debtors project.

                  The third and most critical part of the answer is that the Vendors have strong--armed the debtors and unsecured creditors through the use of their ever-increasing demands for more collateral (such as the 41 licenses and $271 million in cash they demanded--and got--in the 18 months prior to bankruptcy), their restrictions on the use of all the cash in the Cricket Companies, and their leverage even in the bankruptcy to dictate the terms not only of the use of their cash but the terms on which they would "settle" the bankruptcy.

                  The debtors' own projections, however, clearly indicate that the debtors could structure a Plan under which the Vendors would receive the full value of their debt, under which EVERY creditor of every debtor would be paid in full, and under which the shareholders of Leap would retain their interests.

--------------

(27) Under the debtors' "modified" projections of EBITDA, Reorganized Leap would not (in this table) have a market capitalization of $5.2 billion until about 18 months later.

(28) The first quarter SEC filing was made on May 15, 2003--more than a month after filing for bankruptcy and a week after the debtors had filed their First Amended Plan.

                  The debtors' only counter to these market-value indicators is the opinion of value (Exhibit M to the Disclosure Statement) provided by UBS Securities (formerly known as UBS Warburg). UBS is the debtors' consultant (not an independent appraiser), and UBS stands to gain a $3.25 million bonus (in addition to their regular fees) if the proposed Plan is approved.

                  After five pages of single-spaced disclaimers and not a single fact from which one might discern the underlying basis of its conclusion, UBS opines that its "estimated going concern enterprise value of Reorganized Leap" is between $560 million and $683 million.

                  The quoted phrase is defined to mean the total value (debt plus equity). The "debt" portion of that is not the $2.3 billion the debtors currently have in long-term debt but the $350 million they would have after the Vendors own 96.5% of the stock. And the value of the FCC licenses would not be the independent value ascribed to them by S & P, nor even the "net book value" carried for them by the debtors, but the liquidation value of the licenses. The valuation is absurd. And even were the valuation appropriate based on the reduced debt and the liquidation values of the licenses (which it is not), it would mean that the EBITDA multiple for Reorganized Leap would be not the low 23 the debtors projected for next year but the ridiculously low multiples of between 5.5 and 6.7--half that of Western Cellular and about one-sixteenth that of Nextel Partners.

                  But if UBS were right about Reorganized Leap having so little value, why would anyone vote to reorganize the debtors the way the debtors propose to reorganize themselves?

                  In fact, in the complete absence of market-value evidence in the Disclosure Statement, why would anyone accept that the debtors should be reorganized at all along the lines of the "settlement" between the Bondholders and the Vendors Debtholders?

                  D.       A NOTE ABOUT "LIQUIDATION" VALUES

                  One of the reasons the debtors tout their proposed plan is that, in liquidation, the value of the debtors' assets would be so little. Given the possibility of liquidation, they suggest, why not just take what we'll give you and run?

                  Let's take the FCC licenses, for example.

                  For those nine licenses owned by Leap, the net book value is $4.6 million. The debtors, however, say that the liquidation value of those same licenses (in a "distress sale") is from $4.8 million to $6.2 million - from 4% to 35% more than their net book value.

                  For the Cricket Companies' licenses, however, the story is very different. Even though these licenses are the ones actually in service (Leap's are not), their net book value of $723.6 million is reduced to a liquidation value of from $258.2 million to $336.9 million - from 64% to 53% less than their net book value.

                  Why is this? Since there does not seem to be any logical explanation, one can only assume that the differences are intended to lead the unsecured creditors of Leap (who are getting far less than they are owed) to believe that they will have the good assets and that the Vendors (who are getting far more than they are owed) will get less than they actually are.

                  The idea, moreover, that "liquidation" values are the ones achieved in a "distress sale" is ludicrous. NextWave has been in bankruptcy for several years. Its proposed sale to Cingular is certainly not at such "distressed sale" prices. Rather, the bankruptcy courts provide a perfect forum to ensure that asset sales are made at the highest and best values available in the market.

                  If UBS is right about the value of Reorganized Leap as a going concern, then perhaps everyone (except the Vendors, of course) would be better off selling the FCC licenses to someone who can make a whole lot better use of them.

                  THERE IS, OF COURSE, AN EASIER WAY TO REORGANIZE FOR THE BENEFIT OF LEAP'S CREDITORS, CRICKET'S CREDITORS, AND LEAP'S SHAREHOLDERS:

               - PAY THE VENDORS A MARKET RATE OF INTEREST FOR FIVE YEARS ON THE LIQUIDATION VALUE OF WHAT THEY HAVE A LIEN ON (NO MORE THAN $628.4 MILLION ACCORDING TO EXHIBIT F TO THE DISCLOSURE STATEMENT);

               -  REFINANCE ALL THE DEBT IN FIVE YEARS; AND

               - OWN A COMPANY WORTH BILLIONS OF DOLLARS AFTER PAYING ALL CREDITORS 100 CENTS ON THE DOLLAR PLUS INTEREST.

                                   CONCLUSION

                  The only information about the true value of the assets being rearranged in this proposed Plan, and therefore the only information about how those assets ought to be distributed and to whom, is in the financial statements of the debtors, in their schedules, and in the market comparables evidenced by the S & P valuations, by the Cingular-NextWave transaction, and the EBITDA ratios of other wireless companies.

                  All of that information leads to but one conclusion: that the Vendors have written this proposed Plan for themselves, will take out of it an enterprise that has hundreds of millions of dollars more for them than is necessary to repay their debt and that of every other creditor, and will own virtually all of an enterprise that has the very real potential to be worth billions of dollars more than it is even now. Every other creditor who has a vote--and particularly those who do not--will wind up on the very short end of a very brutal stick.

                  MCG believes that these debtors can be reorganized under a rational plan that inures to the benefit of everyone. The proposed Plan, however, is not such a plan. Every reader of this CounterPoint--and especially any reader intending to vote as a fiduciary for others or for his or her company--should think long and hard before voting against his or her own interests.

Consolidated Pro Forma Projections             Q3-03     Q4 - 03           Ql - 04         Q2 - 04           Q3 - 04
METRICS
Beginning Subs                                           1,560,889        1,645,922        1,709,790        1,772,455
Ending Subs                                              1,645,922        1,709,790        1,772,455        1,842,219
Churn %                                                        3.6%             3.6%             3.6%             3.5%
Covered Pops                                            25,533,664       25,533,664       25,533,664       25,533,664
ARPU                                                   $     36.30      $     36.79      $     37.05      $     37.17
CPGA                                                   $       220      $       225      $       223      $       221
CCU                                                    $     22.78      $     22.03      $     21.72      $     21.39

INCOME STATEMENT (000s)

Revenue
Service Revenue                                            174,253          185,228          193,355          201,526
Equipment Revenue                                           23,906           24,187           24,539           25,340
                                                       --------------------------------------------------------------
Total Revenue                                              198,180          209,415          217,894          226,866

Operating Expenses
Network Ops                                                 60,806           61,976           63,573           65,193
Cost of Equipment Revenue                                   52,613           49,927           50,650           52,304
                                                       --------------------------------------------------------------
Total Operating Expenses                                   113,419          111,903          114,222          117,497

Total Gross Profit                                          84,741           97,512          103,671          109,369
Margin %                                                        43%              47%              48%              48%

Customer Care                                               24,359           25,018           25,558           26,227
Sales and Marketing                                         32,832           33,966           34,259           34,878
G&A                                                         19,435           19,354           19,500           19,646

                                                       --------------------------------------------------------------
EBITDA                                                       8,115           19,174           24,355           28,618
Margin % (excludes equipment revenue)                            5%              10%              13%              14%

Depreciation & amortization                                 11,388           12,488           13,777           15,067
                                                       --------------------------------------------------------------
EBIT                                                        -3,273            6,886           10,578           13,150
                                                                                                                  551

Interest Expense Cash                                        2,050            1.947            1,893            1,839
Interest Expense Non-Cash                                   10,936           11,183           11,506           11,842
Interest Income & Gain on debt extinguishment                 -237             -199             -166             -161
Loan Fees and Other                                              0                0                0                0
                                                       --------------------------------------------------------------
Total Interest                                              12,749           12,932           13,235           13,521

                                                       --------------------------------------------------------------
Earnings before Taxes                                      -16,022           -6,246           -2,657               31
Taxes                                                            0                0                0                0
                                                       --------------------------------------------------------------
NET INCOME                                                 -16,022           -6,246           -2,657               31

Consolidated Pro Forma Projections              Q4 - 04          2004             2005             2006
METRICS
Beginning Subs                                 1,842,219        1,645,922        1,941,593        2,185,406
Ending Subs                                    1,941,593        1,941,593        2,185,406        2,358,365
Churn %                                              3.3%             3.5%            3.19%            3.08%
Covered Pops                                  25,533,664       25,533,664       25,789,639       25,918,587
ARPU                                         $     36.76      $     37.02      $     37.36      $     37.55
CPGA                                         $       212      $       220      $       218      $       212
CCU                                          $     20.91      $     21.53      $     20.33      $     19.33

INCOME STATEMENT (000s)

Revenue
Service Revenue                                  209,193          789,302          925,162        1,023,679
Equipment Revenue                                 27,672          101,738          105,977          110,973
                                             --------------------------------------------------------------
Total Revenue                                    236,865          891,040        1,031,139        1,134,652

Operating Expenses
Network Ops                                       66,847          257,590          290,773          308,605
Cost of Equipment Revenue                         57,125          210,005          210,310          205,998
                                             --------------------------------------------------------------
Total Operating Expenses                         123,973          467,595          501,083          514,603

Total Gross Profit                               112,892          423,444          530,057          620,049
Margin %                                              48%              48%              51%              55%

Customer Care                                     27,198          104,000          112,343          117,999
Sales and Marketing                               36,829          139,732          141,921          140,696
G&A                                               19,794           78,294           79,374           79,374
                                             --------------------------------------------------------------
EBITDA                                            29,272          101,419          196,419          281,980
Margin % (excludes equipment revenue)                 14%              13%              21%              28%

Depreciation & amortization                       16,356           57,689           87,557           88,680
                                             --------------------------------------------------------------
EBIT                                              12,915           43,730          108,882          193,300
                                                                                                        551
Interest Expense Cash                              1,785            7,464           20,633           59,362
Interest Expense Non-Cash                         12,186           46,720           38,601              387
Interest Income & Gain on debt extinguishment       -164             -690             -842           -1,467
Loan Fees and Other                                    0                0                0                0
                                             --------------------------------------------------------------
Total Interest                                    13,807           53,494           58,392           58,281
                                             --------------------------------------------------------------
Earnings before Taxes                               -892           -9,764           50,470          135,019
Taxes                                                  0                0                0                0
                                             --------------------------------------------------------------
NET INCOME                                          -892           -9,764           50,470          135,019

Consolidated Pro Forma Projections                 2007             2008             2009            2010
METRICS
Beginning Subs                                    2,358,365        2,505,835        2,609,934        2,682,129
Ending Subs                                       2,505,835        2,609,934        2,682,129        2,732,197
Churn %                                                3.05%            3.02%            3.02%            3.02%
Covered Pops                                     26,048,180       26,178,421       26,178,421       26,178,421
ARPU                                           $      37.23     $      36.87     $      36.29     $      35.76
CPGA                                           $        208     $        207     $        207     $        207
CCU                                            $      18.71     $      18.27     $      18.01     $      17.86

INCOME STATEMENT (000s)

Revenue
Service Revenue                                   1,086,457        1,131,799        1,152,372        1,161,830
Equipment Revenue                                   112,561          111,144          109,849          108,276
                                               ---------------------------------------------------------------
Total Revenue                                     1,199,019        1,242,943        1,262,221        1,270,106

Operating Expenses
Network Ops                                         323,330          335,895          346,308          355,217
Cost of Equipment Revenue                           207,968          204,427          203,665          202,390
                                               ---------------------------------------------------------------
Total Operating Expenses                            531,298          540,321          549,973          557,607

Total Gross Profit                                  667,721          702,622          712,248          712,499
Margin %                                                 56%              57%              56%              56%

Customer Care                                       121,722          123,361          123,372          122,236
Sales and Marketing                                 142,270          141,937          141,978          142,007
G&A                                                  79,374           79,374           79,374           79,374

                                               ---------------------------------------------------------------
EBITDA                                              324,355          357,950          367,524          368,882
Margin % (excludes equipment revenue)                    30%              32%              32%              32%

Depreciation & amortization                          87,995          103,595          108,519           97,531
                                               ---------------------------------------------------------------
EBIT                                                236,360          254,356          259,005          271,351

Interest Expense Cash                                57,769           57,638           57,638           43,229
Interest Expense Non-Cash                                11                0                0                0
Interest Income & Gain on debt extinguishment        -3,082           -5,649           -8,219          -10,083
Loan Fees and Other                                       0                0                0                0
                                               ---------------------------------------------------------------
Total Interest                                       54,698           51,989           49,419           33,145

                                               ---------------------------------------------------------------
Earnings before Taxes                               181,663          202,367          209,586          238,206
Taxes                                                     0           32,421           81,209           67,558
                                               ---------------------------------------------------------------
NET INCOME                                          181,663          169,946          148,377          170,648

Consolidated Pro Forma Projections   Q3-03       Q4-03       Q1-04     Q2-04        Q3-04       Q4-04
 Balance Sheet (000s)
 Current Assets:
 Cash and Equivalents                100,682     79,401      67,043    63,961       64,203      74,927
 Accounts Receivable                  11,454     12,633      12,590    12,704       12,784      13,078
 Inventories                          25,335     24,775      25,008    26,013       26,328      26,289
 Other Current Assets                 21,926     21,926      21,926    21,926       21,926      21,926
                                    ------------------------------------------------------------------
 Total Current Assets                159,396    138,735     126,567   124,604      125,241     136,219

 Net Fixed Assets                    116,939    119,975     133,276   145,287      156,008     165,440

 Net Licenses & Goodwill             335,953    335,953     335,953   335,953      335,953     335,953

 Deposits and Deferred
  Financing                            6,356      6,356       6,356     6,356        6,356       6,356

 Total Assets                        618,644    601,020     602,151   612,200      623,559     643,969
                                    ==================================================================

 Current Liabilities
 Current portion of FCC debt          27,406     18,909      14,289    19,745       19,745      19,745
 AP, Accruals, and Deferred
  Revenue                            121,137    121,931     122,745   128,634      132,882     146,834
                                    ------------------------------------------------------------------
 Total Current Liabilities           148,543    140,840     137,034   148,378      152,627     166,578
 Debt:
 Restructured Debt Instrument        350,000    360,500     371,315   382,454      393,928     405,746
 Deferred Tax & Other Long
 Term Liabilities                     39,850     39,850      39,850    39,850       39,850      39,850
 FCC Debt                             46,252     41,852      42,220    32,442       28,048      23,581
                                    ------------------------------------------------------------------
 Total Liabilities                   584,644    583,042     590,419   603,125      614,453     635,755

 Total Shareholders Equity            34,000     17,978      11,732     9,075        9,106       8,214

 Total Liabilities and
  Shareholders Equity                618,644    601,020     602,151   612,200      623,559     643,969
                                    ==================================================================
Cash Flow (000s)
Cash Flow from Operations
Net Income                                      -16,022      -6,246    -2,657           31        -892
Add:
Depreciation & Amortization                      11,388      12,488    13,777       15,067      16,356
                                               -------------------------------------------------------
Subtotal                                         -4,634       6,242    11,120       15,098      15,465

Changes in Working Capital
Accounts Receivable                              -1,180          43      -114          -80        -294
Inventory                                           560        -233    -1,005         -315          39
Other current assets                                  0           0         0            0           0
Accounts Payable                                    795         814     5,888        4,249      13,951
                                               -------------------------------------------------------
Cash Needed/Provided from W/C                       175         625     4,769        3,854      13,697
                                               -------------------------------------------------------
Net Cash From Operations                         -4,459       6,867    15,889       18,952      29,161

Cash from Investing Activities
Capital Expenditures                            -14,424     -25,788   -25,788      -25,788     -25,788
Goodwill & Intangibles                                0           0         0            0           0
                                               -------------------------------------------------------
Net Cash From Investing
 Activities                                     -14,424     -25,788   -25,788      -25,788     -25,788

Cash From Financing Activities
FCC Debt Drawdowns (Debt
 Discount Amortization)                             436         368       368          368         368
FCC Debt Paydowns                               -13,333      -4,620    -4,691       -4,762      -4,836
Other Long-Term Liabilities -
 Drawdowns                                            0           0         0            0           0
Other Long-Term Liabilities-
 Paydowns                                             0           0         0            0           0
Restructured Debt Instrument                     10,500      10,815    11,139       11,474      11,818
                                               -------------------------------------------------------
Net Cash From Financing
 Activities                                      -2,397       6,564     6,817        7,080       7,351

Net Change In Cash                              -21,281     -12,358    -3,082          243      10,723
Beginning Cash                                  100,682      79,401    67,044       63,961      64,204
                                               =======================================================
Ending Cash                                      79,401      67,044    63,961       64,204      74,927

Consolidated Pro Forma Projections    2004       2005       2006      2007
 Balance Sheet (000s)
 Current Assets:
 Cash and Equivalents                 74,927    114,959   220,445    391,402
 Accounts Receivable                  13,078     14,377    14,549     14,689
 Inventories                          26,289     25,750    25,996     25,553
 Other Current Assets                 21,926     21,926    21,926     21,926
                                    ----------------------------------------
 Total Current Assets                136,220    177,011   282,916    453,570

 Net Fixed Assets                    165,440    179,947   187,678    196,112

 Net Licenses & Goodwill             335,953    335,953   335,953    335,953

 Deposits and Deferred
  Financing                            6,356      6,356     8,356      6,356

 Total Assets                        643,969    699,268   812,904    991,992
                                    ========================================

 Current Liabilities
 Current portion of FCC debt          19,745     21,107     3,849          0
 AP, Accruals, and Deferred
  Revenue                            148,834    132,806   132,144    133,407
                                    ----------------------------------------
 Total Current Liabilities           166,578    153,913   135,992    133,407
 Debt:
 Restructured Debt Instrument        405,746    443,370   443,370    443,370
 Deferred Tax & Other Long
 Term Liabilities                     39,850     39,850    39,850     39,850
 FCC Debt                             23,581      3,451       -11          0
                                    ----------------------------------------
 Total Liabilities                   635,755    640,583   619,200    616,626

 Total Shareholders Equity             8,214     58,684   193,703    375,365

 Total Liabilities and
  Shareholders Equity                643,969    699,267   812,903    991,992
                                    ========================================

Cash Flow (OOOs)
Cash Flow from Operations
Net Income                            -9,764     50,470   135,019    181,663
Add:
Depreciation & Amortization           57,689     87,557    88,680     87,995
                                    ----------------------------------------
Subtotal                              47,925    138,027   223,699    269,657

Changes in Working Capital
Accounts Receivable                     -445     -1,299      -173       -139
Inventory                             -1,514        539      -246        433
Other current assets                       0          0         0          0
Accounts Payable                      24,902    -14,028      -662      1,263
                                    ----------------------------------------
Cash Needed/Provided from W/C         22,944     14,788    -1,081      1,567
                                    ----------------------------------------
Net Cash From Operations              70,868    123,239   222,618    271,224

Cash from Investing Activities
Capital Expenditures                -103,154   -102,064   -96,412    -96,429
Goodwill & Intangibles                     0          0         0          0
                                    ----------------------------------------
Net Cash From Investing
 Activities                         -103,154   -102,064   -96,412    -96,429

Cash From Financing Activities
FCC Debt Drawdowns (Debt
 Discount Amortization)                1,474        977       387         11
FCC Debt Paydowns                    -18,909    -19,745   -21,107     -3,849
Other Long-Term Liabilities -
 Drawdowns                                 0          0         0          0
Other Long-Term Liabilities-
 Paydowns                                  0          0         0          0
Restructured Debt Instrument          45,246     37,624         0          0
                                    ----------------------------------------
Net Cash From Financing
 Activities                           27,811     18,856   -20,721     -3,837

Net Change In Cash                    -4,474     40,031   105,486    170,958
Beginning Cash                        79,401     74,927   114,959    220,445
                                    ========================================
Ending Cash                           74,927    114,959   220,445    391,402

CONSOLIDATED PRO FORMA PROJECTIONS    2008       2009       2010
 Balance Sheet (000s)
 Current Assets:
 Cash and Equivalents                562,750    687,014    421,494
 Accounts Receivable                  14,787     14,861     10,909
 Inventories                          25,553     25,458     25,299
 Other Current Assets                 21,926     21,920     21,920
                                   -------------------------------
 Total Current Assets                625,016    749,254    479,622

 Net Fixed Assets                    195,083    184,410    161,282

 Net Licenses & Goodwill             335,953    335,953    335,953

 Deposits and Deferred
  Financing                            6,356      6,356      6,356

 Total Assets                      1,162,408  1,275,973  1,003,213
                                   ===============================

 Current Liabilities
 Current portion of FCC debt               0          0          0
 AP, Accruals, and Deferred
  Revenue                            133,877    134,201    134,162
                                   -------------------------------
 Total Current Liabilities           133,877    134,201    134,162
 Debt:
 Restructured Debt Instrument        443,370    443,370          0
 Deferred Tax & Other Long
 Term Liabilities                     39,850      4,714      4,714
 FCC Debt                                  0          0          0
                                   -------------------------------
 Total Liabilities                   617,096    582,284    138,676

 Total Shareholders Equity           545,312    693,689    864,336

 Total Liabilities and
  Shareholders Equity              1,162,408  1,275,973  1,003,212
                                   ===============================

Cash Flow (000s)
Cash Flow from Operations
Net Income                           169,946    148,377    170,648
Add:
Depreciation & Amortization          103,595    108,519     97,531
                                   -------------------------------
Subtotal                             273,541    256,896    268,178

Changes in Working Capital
Accounts Receivable                      -98        -74      3,952
Inventory                                  0         95        159
Other current assets                       0          6          0
Accounts Payable                         470        324        -39
                                   -------------------------------
Cash Needed/Provided from W/C            372        350      4,073
                                   -------------------------------
Net Cash From Operations             273,913    257,246    272,251

Cash from Investing Activities
Capital Expenditures                -102,565    -97,864    -94,402
Goodwill & Intangibles                     0          0          0
                                   -------------------------------
Net Cash From Investing
 Activities                         -102,565    -97,846    -94,402

Cash From Financing Activities
FCC Debt Drawdowns (Debt
 Discount Amortization)                    0          0          0
FCC Debt Paydowns                          0          0          0
Other Long-Term Liabilities -
 Drawdowns                                 0          0          0
Other Long-Term Liabilities-
 Paydowns                                  0    -35,136          0
Restructured Debt Instrument               0          0   -443,370
                                   -------------------------------
Net Cash From Financing
 Activities                                0    -35,136   -443,370

Net Change In Cash                   171,348    124,264   -265,520
Beginning Cash                       391,402    562,750    687,014
                                   ===============================
Ending Cash                          562,750    687,014    424,494

                                                                       EXHIBIT 2

DEBTORS' RESPONSE TO COUNTERPOINT TO DISCLOSURE STATEMENT FROM MCG PCS, INC.

         MCG PCS, Inc. ("MCG"), a Leap stockholder and creditor, has objected to the Debtors' Disclosure Statement and proposed Plan of Reorganization. To allow MCG to present its views, the Debtors have included MCG's Counterpoint to the Debtors' Disclosure Statement (the "Counterpoint") as Exhibit 1 to the Disclosure Statement. However, the Debtors believe that the Counterpoint is riddled with inaccuracies and attempts to present a wholly unrealistic and misleading analysis of the potential recoveries in these cases to the Debtors' stakeholders.

         Without attempting to point out each of the errors in MCG's Counterpoint, the following paragraphs note several examples of inaccuracies and misleading statements that are contained in the Counterpoint. These examples demonstrate why the Debtors' creditors and stockholders should disregard MCG's Counterpoint.

         Without any evidence or support, MCG makes the following inaccurate or misleading statements in the Counterpoint:

- "The Vendors have no claim against Leap." (Counterpoint at p. 2). In fact, the Vendors have asserted that they have at least three direct claims against Leap. First, Leap pledged the Old License Holding Company Common Stock -- a Leap asset -- to the holders of Old Vendor Debt to secure Cricket's obligations under the Old Vendor Debt Facilities. As a result, the Holders of Old Vendor Debt now hold a secured claim against Leap to the extent of the value of the Old License Holding Company Common Stock. Second, because the value of that stock is less than the amount of the Old Vendor Debt, the Holders of Old Vendor Debt are also entitled under the Bankruptcy Code to assert an unsecured claim against Leap equal to the difference between the amount of the Old Vendor Debt and the value of the Old License Holding Company Common Stock. (See Disclosure Statement at pp. 9-10.) Third, in connection with the March 2002 amendments to the Old Vendor Debt Facilities, Leap agreed with the Holders of Old Vendor Debt to transfer additional FCC licenses and cash to Leap subsidiaries whose assets were pledged as Collateral to such Holders. Leap did not make all of the contributions that it agreed to make in the March Agreement. As a result, the Informal Vendor Debt Committee has asserted that Leap breached its agreement with the Holders of Old Vendor Debt. (See generally Disclosure Statement at p. 12.)

     Pursuant to the Plan, the Holders of Old Vendor Debt are releasing their claims against Leap. In the event such claims were not released, the claims that could be asserted by the Holders of Old Vendor Debt against Leap could exceed $1.0 billion in the aggregate. The recovery on such claims would substantially dilute the recoveries currently proposed for Holders of General Unsecured Claims against Leap.

- "The 'Official Committee' is nothing more than the Bondholders wearing a different hat." (Counterpoint at p. 3). To the contrary, the Official Committee in fact has a fiduciary obligation to all general unsecured creditors of Leap, not just to the Bondholders. The Official Committee was appointed by the U.S. Trustee to represent the interests of all of Leap's general unsecured creditors in the Chapter 11 Cases, and it has continued to do so throughout the Chapter 11 Cases. However, MCG ignores the fact that Leap's Bondholders hold approximately $729.5 million of the approximately $732 million in general unsecured claims against Leap estimated as of the Petition Date (excluding potential rejection damages for leases and contracts that are rejected and general unsecured claims that could be asserted against Leap by the Holders of Old Vendor Debt). In reaching the settlement underlying the Plan, the Informal Bondholder Committee engaged its own independent financial advisor and legal counsel, and negotiated vigorously with the Informal Vendor Debt Committee. The Bondholders are not receiving anything more or different under the Plan than all other general unsecured creditors of Leap.

- "Reorganized Leap would consist of all of the assets on which the Vendors have a lien ... plus many of the valuable assets of Leap (which would otherwise go to Leap's unsecured creditors)." (Counterpoint at p. 4) (emphasis added). MCG again is wrong. As set forth in the Disclosure Statement, substantially all of Leap's assets (in terms of value) will be transferred to the Leap Creditor Trust for the benefit of Holders of Leap General Unsecured Claims as follows:

                  --All of Leap's unrestricted cash, consisting of approximately $80 million less amounts payable for Leap's Allowed Administrative Claims and Allowed Priority Claims; and

                  --the Leap Creditor Trust Assets, comprised of other assets that have a value estimated to be approximately $30.0 million to $50.0 million.

- The Counterpoint mischaracterizes the settlement negotiations that led to the Plan. The Counterpoint alleges, for example, that the Debtors suggested that the Leap Noteholders should receive an equity recovery of 27% of the Reorganized Debtors and that the Noteholders countered at 33%. (Counterpoint at p. 7). The Counterpoint fails to disclose key facts about these negotiations and, as a result, presents a misleading picture. In reality, the Leap Informal Noteholder Committee was presented an initial proposal by the Debtors, delivered by UBS, that offered the Leap creditors the choice of taking all of Leap's cash and other assets, receiving a release from the Reorganized Debtors, and providing a release to the Reorganized Debtors OR investing Leap's cash in the Reorganized Debtors in exchange for a 33% stake in the Reorganized Debtors. The Debtors never suggested that the Noteholders keep all of Leap's cash and other assets and receive 27% of the stock of Reorganized Leap. More importantly, the Informal Vendor Debt Committee and the Leap Informal Noteholder Committee never reached agreement on this proposal. Instead, the Leap Informal Noteholder Committee and their advisors, after carefully reviewing the proposal, determined that they did not wish to reinvest the remaining cash and assets at Leap into the Reorganized Debtors. As a result, the Informal Noteholder Committee and the Informal Vendor Debt Committee, and their respective legal and financial advisors, continued their vigorous and lengthy negotiations that eventually led to the settlement underlying the Plan.

- The Counterpoint vastly inflates the value of the Debtors. The Counterpoint alleges that the Debtors are worth billions. This allegation is not only wrong, but contravenes the following indisputable facts:

                  1. The market has already found Leap to be insolvent. For example, UBS has informed the Debtors that recent prices that potential secondary purchasers are willing to pay for the 14-1/2% Senior Discount Notes, the 12-1/2% Senior Notes and the Old Vendor Debt are 9 cents on the dollar, 13 cents on the dollar, and 37 cents on the dollar, respectively. These securities generally traded at or around these levels long before the settlement underlying the Plan was reached between the two committees.

                  2. The Debtors have presented the going concern enterprise valuation performed by UBS that indicated a range of values for the Reorganized Debtors of $560 million to $683 million. (See Disclosure Statement at Exhibit M.) Given the $1.6 billion of secured Old Vendor Debt and approximately $732 million in unsecured claims against Leap as of the Petition Date (including the Senior Notes and Senior Discount Notes, but excluding claims asserted by holders of Old Vendor Debt), Leap is clearly insolvent.

     The Debtors believe that stakeholders should disregard the valuation information presented by MCG and its counsel in the Counterpoint.

- The Counterpoint contains misleading information about the valuation of wireless licenses. Without citing any specific transaction data, MCG affirmatively states that Cingular Wireless has agreed to purchase wireless licenses from NextWave at an estimated average price of $1.86 per MHzPop (Counterpoint at p. 17). In fact, as of the filing of MCG's Counterpoint, neither Cingular nor NextWave had announced such a transaction or made any filings with the FCC or bankruptcy court to effect such a transaction. Although rumors circulated in late May based on a cable television network report that a potential $1.5 billion transaction may occur between these parties, none of these old news reports reviewed by the Debtors indicated which NextWave licenses were proposed to be transferred or the megahertz bandwidth of those licenses.

     However, even if NextWave were to sell licenses to Cingular for $1.5 billion, it is entirely misleading to assume that NextWave's licenses are comparable to the wireless licenses held by the Debtors. As stated in the Disclosure Statement, wireless licenses covering large metropolitan areas such as New York or Chicago typically are substantially more valuable than licenses covering smaller cities or rural areas such as Roswell, New Mexico or Casper, Wyoming. (See Disclosure Statement at p. 21.) Therefore, it is essential to compare NextWave's licenses to the Debtors' licenses to determine the relative values of each portfolio. To this point, NextWave owns licenses covering a broad range of geographic areas, including licenses covering 28 of the top 30 markets in the U.S. (measured by population). However, the Debtors' licenses include only 4 of the top 30 markets in the U.S. Thus, even if NextWave sells wireless licenses to Cingular, they are not likely to be comparable to the licenses held by the Debtors, and MCG's use of a rumored transaction as a pricing comparison for the Debtors' licenses is misleading and improper.

     The Debtors have included in the Disclosure Statement certain information concerning values of wireless licenses (Disclosure Statement at pp. 21-24). Even though different assumptions and valuation techniques may produce a broad range of values for the Debtors' licenses, there are simply no reasonable prospects for any return to Leap's stockholders because of the significant outstanding debt of the Debtors.

- The Counterpoint also misrepresents the reasons why the Debtors modified their Projections on July 16, 2003. MCG asserts that the Projections were modified "in direct response to MCG's analysis of the originally projected EBITDA and its implications for the value of Reorganized Leap." (Counterpoint at p. 20). This is yet another blatant mischaracterization by MCG. In fact, the Debtors updated their Projections in response to an objection filed with the Court by Lucent requesting that the Debtors provide information about the post-petition performance of the Cricket business and its impacts on the Debtors' Projections. The Cricket business has been adversely affected by the bankruptcy filings, losing 53,770 net subscribers during the second quarter of 2003, and the Projections were updated to reflect these declines in subscribers, the expected post-petition financial performance of Reorganized Leap and other factors (Disclosure Statement at p. 3 and Exhibit G). Stakeholders should disregard the projections attached to MCG's Counterpoint, which are not the current Projections presented by the Debtors with the Disclosure Statement (See Exhibit G).

     MCG also points to the fact that the Debtors were EBITDA positive for the second quarter of 2003 as an indicator that the Debtors "have turned the corner on their financial problems." (Counterpoint at p. 19). This highlights MCG's complete lack of understanding of the Cricket business and its fundamentals. A reduction in customer acquisitions tends to increase EBITDA in the short-term, because of reduced costs for handset subsidies, dealer commissions and similar expenses. The Debtors have experienced just such an increase. (Disclosure Statement at p. 3). However, the loss of customers being experienced by the Debtors is very bad for the company's business in the long-term, because it decreases the company's revenue and EBITDA streams.

- The Counterpoint also misrepresents the status of the Debtors' existing management. (Counterpoint at pp. 21-22). The Informal Vendor Debt Committee has approved the implementation of severance packages as an incentive for the Debtors' senior executives to stay at the company and to continue to manage the business during these turbulent times. The severance agreements also were brought before the Bankruptcy Court and expressly approved by the Bankruptcy Court. The severance agreements provide for only nine months salary and COBRA benefits if an executive is terminated without cause, or if his or her job duties are substantially diminished during the one year period after the effective date of the Plan. As reported in the Disclosure Statement, the Informal Vendor Debt Committee has indicated that it expects the existing senior management team to continue as the executive officers and senior management of the Debtors through the Effective Date of the Plan, and that following the Effective Date, these officers will serve at the pleasure of the Board of Directors of Reorganized Leap. MCG's attempts to discredit the Debtors' management are pointless and unfounded.

                                    * * * * *

         THE DEBTORS BELIEVE MCG'S COUNTERPOINT IS FILLED WITH INACCURACIES AND MISREPRESENTATIONS, AND URGE STAKEHOLDERS TO DISREGARD THIS INFORMATION WHEN REVIEWING AND EVALUATING THE PLAN.

         IN ADDITION, MCG HOLDS A DISPUTED, UNSECURED CLAIM AGAINST LEAP THAT LEAP BELIEVES SHOULD BE SUBORDINATED TO THE CLAIMS OF OTHER CREDITORS. EVEN IF MCG'S CLAIM WAS ALLOWED IN FULL AND NOT SUBORDINATED, THE DEBTORS BELIEVE THAT MCG WILL NOT RECEIVE ANY CASH OR PROPERTY ON ACCOUNT OF SUCH CLAIM BECAUSE MCG RECEIVED A VOIDABLE PREFERENCE OF APPROXIMATELY $1.5 MILLION IN DECEMBER 2002. THE DEBTORS INTEND TO FILE AN ACTION TO RECOVER SUCH VOIDABLE PREFERENCE AS SOON AS PRACTICABLE. THEREFORE, AS A MATTER OF BANKRUPTCY LAW, MCG IS NOT ENTITLED TO ANY RECOVERY ON ITS CLAIM UNTIL MCG REPAYS THE $1.5 MILLION IN FULL. ACCORDINGLY, THE DEBTORS BELIEVE THAT MCG'S COUNTERPOINT SHOULD BE GIVEN NO WEIGHT BY CREDITORS WHO HOLD VALID CLAIMS AGAINST THE DEBTORS.

         THE PLAN IS THE PRODUCT OF NEGOTIATIONS AMONG THE DEBTORS, THE INFORMAL VENDOR DEBT COMMITTEE, THE INFORMAL NOTEHOLDER COMMITTEE (PRIOR TO THE APPOINTMENT OF THE OFFICIAL COMMITTEE) AND THE OFFICIAL COMMITTEE. THE DEBTORS BELIEVE THE PLAN REPRESENTS THE BEST POSSIBLE RETURN TO HOLDERS OF CLAIMS AND INTERESTS AND URGE SUCH HOLDERS TO VOTE IN FAVOR OF THE PLAN.

                                    * * * * *

                                    Exhibit A

                                    The Plan

                                [Exhibit 2.1 to
                             the Company's Current
                            Report on Form 8-K dated
                         July 30, 2003 is incorporated
                              herein by reference]

                                                                       EXHIBIT B

LATHAM & WATKINS LLP                             [SEAL]
Michael S. Lurey (State Bar #048235)             ORDER ENTERED ON
Robert A. Klyman (State Bar #142723)                       7/31/03
Eric D. Brown (State Bar #211512)                BY CLERK U/S/ BANKRUPTCY COURT
633 West Fifth Street, Suite 4000                SOUTHERN DISTRICT OF CALIFORNIA
Los Angeles, California 90071-2007
Telephone: (213) 485-1234 Facsimile: (213) 891-8763
Counsel for Debtors and Debtors-in-Possession
--------------------------------------------------------
           UNITED STATES BANKRUPTCY COURT
          SOUTHERN DISTRICT OF CALIFORNIA
 325 West "F" Street, San Diego, California 92101-6991
--------------------------------------------------------------------------------
In re:
                                                 Case Nos. 03-3470-A11
       LEAP WIRELESS INTERNATIONAL, INC., AND      through 03-3535-A11
       CRICKET COMMUNICATIONS, INC., ET AL.,
                                                 (Jointly Administered)
                                      Debtors.
                                                    DISCLOSURE STATEMENT HEARING
                                                 Date:  July 22, 2003
                                                 Time:  10:00 a.m.
                                                 Place: Department 2
                                                 Judge: Hon. Louise DeCarl Adler
--------------------------------------------------------------------------------

         ORDER APPROVING DISCLOSURE STATEMENT ACCOMPANYING FIFTH AMENDED JOINT PLAN OF REORGANIZATION DATED AS OF JULY 30, 2003, FIXING TIME FOR
      FILING ACCEPTANCES OR REJECTIONS OF PLAN, ESTABLISHING PROCEDURE FOR
           COUNTING VOTES, AND APPROVING FORM AND MANNER OF NOTICE AND
                                  SOLICITATION

         IT IS ORDERED THAT the relief sought as set forth on the continuation pages attached and numbered two (2) through twelve (12) pages, is granted. Motion/Application Docket Entry No. 479.

    7/31/03

    DATED:
                                 /s/ Louise DeCarl Adler
                                 -----------------------------------------------
                                 Hon. Louise DeCarl Adler, U.S. Bankruptcy Judge

Signature by the attorney constitutes a certification under Fed. R. of Bankr. P. 9011 that the relief in the order is the relief granted by the court.

Submitted by:
Latham & Watkins LLP    /s/
--------------------------------
By: Robert A. Klyman
    ----------------------------
    Counsel for Debtors and Debtors-in-Possession

                  This Court, having reviewed (a) the Fifth Amended Joint Plan of Reorganization Dated as of July 30, 2003 (the "Plan") and the Disclosure Statement Accompanying Fifth Amended Joint Plan of Reorganization Dated as of July 30, 2003 (the "Disclosure Statement") of Leap Wireless International, Inc. ("Leap"), Cricket Communications, Inc. ("Cricket"), and certain of their subsidiaries and other affiliated entities, as debtors and debtors-in-possession in the above-captioned cases (collectively, the "Debtors"); and (b) the forms of ballots for voting on the Plan; and the Court finding that adequate notice of the hearing on approval of the Disclosure Statement has been given to all parties in interest; and after a hearing having been held on July 22, 2003; and all parties in interest having been given an opportunity to be heard at the hearing;

         IT IS HEREBY FOUND that: (1)

                  A. The Disclosure Statement, as filed by the Debtors on July 30, 2003, contains adequate information within the meaning of section 1125 of title 11 of the United States Code (the "Bankruptcy Code").

                  B. The forms of ballots (the "Ballots") and Master Ballots (the "Master Ballots") filed with this Court on July 8, 2003 adequately address the particular needs of the Chapter 11 Cases and are appropriate for each Class of Claims or Interests entitled under the Plan to vote to accept or reject the Plan.

                  C. The period, set forth below, during which the Debtors may solicit acceptances to the Plan is a reasonable period of time for Holders of Claims to make an informed decision to accept or reject the Plan.

                  D. The procedures for the solicitation and tabulation of votes to accept or reject the Plan (as more fully set forth in the Disclosure Statement) provide for a fair and equitable voting process and are consistent with section 1126 of the Bankruptcy Code.

                  E. The procedures set forth herein and Exhibit A hereto regarding notice (the "Confirmation Hearing Notice") to creditors and interest holders of the time, date, and place of the hearing to confirm the Plan (the "Confirmation Hearing") and the contents of the Solicitation Package

--------------
(1) All capitalized terms not defined herein shall have the meanings ascribed to them in the Plan.

(as defined below) comply with Rules 2002 and 3017 of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules") and constitute sufficient notice to all interested parties.

         NOW, THEREFORE, IT IS HEREBY ORDERED and Notice is hereby given that:

                  1. The Disclosure Statement is approved as containing adequate information as such term is defined in section 1125 of the Bankruptcy Code.

                  2. All objections to the Disclosure Statement are overruled or were withdrawn. MCG PCS, Inc. ("MCG") is authorized to submit a summary of its counterpoints to the Debtor no later than 12:00 p.m. Pacific Standard Time on July 24, 2003. MCG shall file its counterpoints by July 28, 2003. The Debtors shall file their response to MCG's counterpoints by July 29, 2003. No other responses to MCG's counterpoints are authorized.

                  3. The forms of Ballots and Master Ballots are hereby approved.

                  4. The Debtors are authorized and directed, as soon as practicable, but no later than AUGUST 7, 2003, (the "Mailing Deadline"), to transmit by first-class United States mail to all known Holders of Claims and Interests a package (the "Solicitation Package") containing the following documents: a copy of the approved Disclosure Statement and exhibits thereto (including the Plan), a copy of this Order (without exhibit) and a copy of the Confirmation Hearing Notice, substantially in the form attached hereto as Exhibit A, which notice is hereby approved; provided, however, that the Debtors are not required to distribute the Solicitation Package (except for the Confirmation Hearing Notice) to any Holder of an unimpaired Claim or Interest in any Class under the Plan or any Holder of any Claim or Interest who is not entitled to any distribution under the Plan, unless such party makes a specific request in writing for the same. The Debtors shall post the Solicitation Package on their website (www.leapreorganization.com).

                  5. In addition, Holders of Claims in Classes that are entitled to vote to accept or reject the Plan shall also receive a Ballot (and Master Ballots as appropriate) and a Ballot return envelope as part of the Solicitation Package.

                  6. With respect to the distribution of Master Ballots, the Debtors are authorized to send Master Ballots to record holders of the Old Vendor Debt Claims and the Senior Note Claims, including, without limitation, brokers, banks, dealers, or other agents or nominees (collectively, the "Master Ballot Agents"), and each Master Ballot Agent shall be entitled to receive reasonably sufficient copies of Ballots to distribute to the applicable beneficial owners of Claims, and the Debtors shall be responsible for each such Master Ballot Agent's reasonable costs and expenses associated with the distribution of copies of Ballots to the beneficial owners of such Claims and tabulation of the Ballots.

                  7. The Master Ballot Agents shall complete the Master Ballots according to the instructions set forth in the Master Ballots.

                  8. Each Master Ballot Agent shall receive returned Ballots from the beneficial owners, tabulate the results, and return, inter alia, such results to Poorman-Douglas Corporation ("Poorman-Douglas") in a Master Ballot by the Voting Deadline (as defined below).

                  9. The Debtors are excused from mailing Solicitation Packages to entities listed at addresses from which the Notice of Disclosure Statement Hearing was returned as undeliverable unless the Debtors receive an accurate address on or before the Mailing Deadline. Failure to mail Solicitation Packages to such entities will not constitute inadequate notice of the Confirmation Hearing, the Voting Deadline, or violation of Bankruptcy Rule 3017(d).

                  10. Ballots accepting or rejecting the Plan must be received by 4:00 P.M. PACIFIC STANDARD TIME ON SEPTEMBER 8,2003, (the "Voting Deadline") at the following address:

                           Poorman-Douglas Corporation
                           10300 SW Allen Boulevard
                           Beaverton, Oregon 97005
                           Tel: (800)517-7475
                           Fax: (503)350-5890
                           Attn: Leap Wireless International, Inc. and
                                 Affiliated Entities Claims Agent Processing

Ballots received after the Voting Deadline will not be counted.

                  11. If a creditor casts more than one Ballot voting the same Claim before the Voting Deadline, the last Ballot received is deemed to supersede all prior Ballots. For purposes of determining under 11 U.S.C. Section 1126(c) whether one-half in number of Claims in each Class has accepted the Plan, separate Claims held by a single creditor in a particular Class will be aggregated as if such creditor held one Claim in such Class, and the votes related to such Claims will be treated as a single vote to accept or reject the Plan.

                  12. All Ballots must be properly executed to be counted. The following types of Ballots will not be counted in determining whether the Plan has been accepted or rejected: (i) any Ballot received after the Voting Deadline unless the Debtors shall have granted an extension of the Voting Deadline with respect to such Ballot; (ii) any Ballot that is illegible or contains insufficient information to permit the identification of the claimant or interest holder; (iii) any Ballot cast by a person or entity that does not hold a Claim or Interest in a Class that is entitled to vote to accept or reject the Plan; (iv) any Ballot cast for a Claim identified on the Schedules as unliquidated, contingent, or disputed for which no proof of claim was timely filed; (v) any unsigned Ballot; (vi) any Ballot received that is executed but does not indicate an acceptance or rejection of the Plan or that indicates both a vote for and against the Plan; and (vii) any Ballot transmitted to Poorman-Douglas by facsimile.

                  13. The Confirmation Hearing and the hearing on the valuation of the Debtors will take place on SEPTEMBER 29, 2003 THROUGH OCTOBER 3, 2003 AND OCTOBER 7, 2003 THROUGH OCTOBER 8, 2003 AT 10:00 A.M. PACIFIC STANDARD TIME EACH DAY (the "Confirmation Hearing Date") before the Honorable Louise DeCarl Adler, United States Bankruptcy Judge, in Department 2, located at United States Bankruptcy Court for the Southern District of California, U.S. Courthouse, 325 West "F" Street, San Diego, California 92101; provided, however, that the Confirmation Hearing may be continued from time to time by the Court or the Debtors without further notice.

                  14. The Debtors shall not be required to give any further notice of any adjournment of the Confirmation Hearing announced in open Court on the Confirmation Hearing Date or at any subsequent Confirmation Hearing Date.

                  15. All objections to Confirmation of the Plan must be in writing, filed with the Clerk of the Bankruptcy Court and served upon, so as to be received on or before SEPTEMBER 8, 2003, AT 4:00 P.M. PACIFIC STANDARD TIME (the "Objection Deadline") by (i) counsel to the Debtors, Robert Klyman, Esq., Latham & Watkins LLP, 633 West Fifth Street, Los Angeles, California 90071-2007;
(ii) counsel to the Informal Vendor Debt Committee, Paul Silverstein, Esq., Andrews & Kurth LLP, 805 Third Avenue, New York, NY 10022; (iii) counsel to the Leap Official Unsecured Creditors' Committee, Robert T.

Schmidt, Esq., Kramer Levin Naftalis & Frankel LLP, 919 Third Avenue New York, New York 10022; and (iv) the Office of the United States Trustee, Tiffany Carroll, Office of the U.S. Trustee, 402 W. Broadway, Suite 600, San Diego, CA 92101-8511. Objections to confirmation of the Plan not timely filed and served in the manner set forth above shall not be considered and shall be overruled.

                  16. The Debtors shall file their brief in support of the confirmation of the Plan on or before 12:00 P.M. PACIFIC STANDARD TIME ON SEPTEMBER 26, 2003.

                  17. The Debtors shall file a declaration regarding voting results on or before SEPTEMBER 22, 2003.

                  18. The Record Date for purposes of determining which creditors are entitled to vote on the Plan shall be July 25, 2003.

                  19. The Debtors, the Informal Vendor Debt Committee, the Official Unsecured Creditors' Committee and MCG PCS, Inc. shall designate their respective experts regarding valuation on or before AUGUST 5, 2003. Expert witness reports must be filed with the Court and served on or before SEPTEMBER 8, 2003. Supplemental expert reports and expert declaration shall be filed and served on or before SEPTEMBER 22,2003.

                  20. The Debtors are hereby authorized to utilize the services of Poorman-Douglas (the "Tabulation Agent") to serve as the Debtors' agent in connection with (i) the preparation and mailing of solicitation materials as described below and (ii) the tabulation and certification of ballots accepting or rejecting the Plan, and to incur and pay all fees, costs and expenses reasonably associated therewith. Poorman-Douglas is authorized to perform the following services as the Debtors voting agent:

                  (a) coordinating the printing and mailing of the Confirmation
                      Hearing Notice;

                  (b) coordinating the printing of Ballots;

                  (c) identifying voting and non-voting creditors and equity security holders;

                  (d) preparing voting reports by Plan class and voting amount and maintaining all such information in a Poorman-Douglas database;

                  (e) printing Ballots specific to each creditor, indicating voting Class under the Plan, voting amount of Claim, and other relevant information;

                  (f) coordinating the mailing of Ballots and providing an
                      affidavit verifying the mailing of Ballots;

                  (g) receiving Ballots and tabulating and certifying the votes on the Plan; and

                  (h) providing any other balloting-related services as the
                      Debtors may from time to time request, including, without limitation, providing testimony at the confirmation hearing with respect to the Balloting Services and the results of the voting on the Plan.

                  21. The Debtors are authorized to take or refrain from taking any action necessary or appropriate to implement the terms of and the relief granted in this Order without seeking further order of the Court.

                  22. Any person or entity that seeks to solicit rejections of the Plan shall seek an order of this Court, by motion on notice to the attorneys for the Debtors, the attorneys for the Informal Vendor Debt Committee and attorneys for the Leap Official Unsecured Creditors' Committee, for approval of any solicitation materials as containing "adequate information" based upon the same standard of review that is applicable to the Disclosure Statement.

                  23. The filing of a motion seeking approval of any solicitation materials seeking rejection of the Plan shall not affect the approval of the Disclosure Statement herein or the dates set forth herein.

                  24. Notice given as provided herein shall be deemed adequate and sufficient and the Debtors shall be deemed to have complied with Bankruptcy Rule 3017(a). The Debtors shall also post this Order on their website (www.leapreorganization.com).

                  25. Prior to mailing the Disclosure Statement, the Debtors may fill in any missing dates, correct any typographical errors and make such other non-material, non-substantive changes in the Disclosure Statement as they deem appropriate.

                                    EXHIBIT A

LATHAM & WATKINS LLP
   Michael S. Lurey (State Bar #048235)
   Robert A. Klyman (State Bar #142723)
   Eric D. Brown (State Bar #211512)
633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007

Counsel for
Debtors and Debtors-in-Possession

                         UNITED STATES BANKRUPTCY COURT

                        SOUTHERN DISTRICT OF CALIFORNIA

In re                                         Case Nos.: 03-03470-A11 through
                                              03-03535-A11
LEAP WIRELESS INTERNATIONAL, INC., and
CRICKET COMMUNICATIONS, INC., et al.,         (Jointly Administered)

               Debtors.                       Chapter 11

                                              NOTICE OF (I) APPROVAL OF
                                              DISCLOSURE STATEMENT, (II)
                                              DEADLINE FOR VOTING ON DEBTORS'
                                              PLAN OF REORGANIZATION, (III)
Fed. Tax Id. Nos. 33-0811062 and 33-0879924   HEARING TO CONSIDER
                                              CONFIRMATION OF THE PLAN, AND
                                              (IV) LAST DATE FOR FILING
                                              OBJECTIONS TO CONFIRMATION OF THE
                                              PLAN

                                                    CONFIRMATION HEARING

                                              Date: September 29, 30, October 1,
                                                    2, 3, 7, 8, 2003
                                              Time: 10:00 a.m.
                                              Place: Department 2

                                              Judge: Hon. Louise DeCarl Adler

TO: ALL HOLDERS OF CLAIMS AGAINST AND INTERESTS IN LEAP WIRELESS INTERNATIONAL, INC., AND CRICKET COMMUNICATIONS, INC., ET AL.

                  PLEASE TAKE NOTICE THAT YOUR VOTE IS BEING SOLICITED IN CONNECTION WITH THE DEBTORS' FIFTH AMENDED JOINT PLAN OF REORGANIZATION DATED AS OF JULY 30, 2003 (THE "PLAN"). YOU SHOULD CAREFULLY REVIEW THE MATERIAL SET FORTH IN DISCLOSURE STATEMENT ACCOMPANYING FIFTH AMENDED JOINT PLAN OF REORGANIZATION DATED AS OF JULY 30, 2003 (THE "DISCLOSURE

STATEMENT") ENCLOSED HEREWITH (AND IN THE EXHIBITS ATTACHED THERETO) IN ORDER TO MAKE AN INDEPENDENT DETERMINATION AS TO WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN. THE DEBTORS BELIEVE THE PLAN REPRESENTS THE BEST POSSIBLE RETURN TO HOLDERS OF CLAIMS AND INTERESTS AND URGE SUCH HOLDERS TO VOTE IN FAVOR OF THE PLAN. THE INFORMAL VENDOR DEBT COMMITTEE URGES HOLDERS OF OLD VENDOR DEBT TO READ THE DISCLOSURE STATEMENT AND VOTE IN FAVOR OF THE PLAN. THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS URGES HOLDERS OF LEAP GENERAL UNSECURED CLAIMS TO READ THE DISCLOSURE STATEMENT AND VOTE IN FAVOR OF THE PLAN.

                        APPROVAL OF DISCLOSURE STATEMENT

                  PLEASE TAKE FURTHER NOTICE that, by Order dated July 31, 2003, the United States Bankruptcy Court for the Southern District of California (the "Bankruptcy Court") approved the Debtors' Disclosure Statement Pursuant to
Section 1125 of the Bankruptcy Code with respect to the Debtors' Plan as containing adequate information within the meaning of section 1125 of the Code.

                         DEADLINE FOR VOTING ON THE PLAN

                  PLEASE TAKE FURTHER NOTICE that, by Order dated July 31, 2003, the Bankruptcy Court established SEPTEMBER 8, 2003 AT 4:00 P.M. Pacific Standard Time (the "Voting Deadline") as the deadline by which ballots accepting or rejecting the Plan must be received. To be counted, your ballot (which is enclosed herewith) must actually be received on or before the Voting Deadline by:

                           Poorman-Douglas Corporation
                           10300 SW Allen Boulevard
                           Beaverton, Oregon 97005
                           Tel: (800)517-7475
                           Fax: (503)350-5890
                           Attn: Leap Wireless International, Inc. and
                                 Affiliated Entities Claims Agent Processing

Ballots received after the Voting Deadline will not be counted.

                              CONFIRMATION HEARING

                  PLEASE TAKE FURTHER NOTICE that on SEPTEMBER 29, 2003 THROUGH OCTOBER 3, 2003 AND OCTOBER 7, 2003 THROUGH OCTOBER 8, 2003 AT 10:00 A.M. PACIFIC STANDARD TIME EACH DAY, or as soon thereafter as counsel may be heard, a hearing will commence before the Honorable Louise DeCarl Adler, United States Bankruptcy Judge, in Department 2, located at United States Bankruptcy Court for the Southern District of California, U.S. Courthouse, 325 West "F" Street, San Diego, California 92101 to consider confirmation of the Plan, as the same may be further amended or modified, the valuation of the Debtors, and for such other and further relief as may be just (the "Confirmation Hearing").

                  PLEASE TAKE FURTHER NOTICE that the Confirmation Hearing may be adjourned from time to time without further notice to creditors or other parties in interest, other than by an announcement of such an adjournment in open court at the Confirmation Hearing or any adjournment thereof. Additionally, the Plan may be modified in accordance with the Code, the Federal Rules of Bankruptcy Procedure and other applicable law, without further notice, prior to or as a result of the Confirmation Hearing.

               DEADLINE FOR OBJECTIONS TO CONFIRMATION OF THE PLAN

                  PLEASE TAKE FURTHER NOTICE that objections, if any, to the confirmation of the Plan, including any supporting memoranda, must be in writing, be filed with the Clerk of the United States Bankruptcy Court for the Southern District of California, U.S. Courthouse, 325 West "F" Street, San Diego, California 92101 together with proof of service, and shall (a) state the name and address of the objecting party and the amount of its claim or the nature of its interest in the Debtors' Chapter 11 Cases, (b) state with particularity the provision or provisions of the Plan objected to and for any objection asserted, the legal and factual basis for such objection, and (c) be served upon (i) counsel to the Debtors, Robert Klyman, Esq., Latham & Watkins LLP, 633 West Fifth Street, Los Angeles, California 90071-2007; (ii) counsel to the Informal Vendor Debt Committee, Paul Silverstein, Esq., Andrews & Kurth LLP, 805 Third Avenue, New York, NY 10022; (iii) counsel to the Leap Official Unsecured Creditors' Committee, Robert T. Schmidt, Esq., Kramer Levin Naftalis & Frankel LLP, 919 Third Avenue New York, New York 10022; and (iv) the Office of the United States Trustee, Tiffany Carroll, Office of the U.S. Trustee, 402 W. Broadway, Suite 600, San Diego, CA 92101-8511 by hand or in a manner as will cause such objection to be received by all such parties on or before 4:00 P.M. PACIFIC STANDARD TIME, ON SEPTEMBER 8, 2003. Any objection not filed and served as set forth above will be deemed waived and will not be considered by the Court.

                  If you would like a copy of the Plan, the Disclosure Statement, the Order approving the Disclosure Statement or a Ballot, please contact the Debtors' counsel in writing or log on to the Debtors' website, www.leapreorganization.com.

Dated: July 31,2003                            Respectfully submitted,

                                               LATHAM & WATKINS LLP

                                               By        /s/
                                                  ------------------------------
                                                  Robert A. Klyman
                                                  Counsel for Debtors and
                                                  Debtors-in-Possession

                                   EXHIBIT C

           [LEAP WIRELESS INTERNATIONAL, INC. ORGANIZATION STRUCTURE]

                                    Exhibit D

    [The Company's Annual Report on Form 10-K/A for the year ended December 31, 2003 filed with the SEC On April 16, 2003 is incorporated herein by reference]

                                    Exhibit E

[The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC On May 15,2003 is incorporated herein by reference]

                                                                       Exhibit F


CHAPTER 7 LIQUIDATION ANALYSIS
CRICKET COMMUNICATIONS, INC.
(US$ in millions)

--------------------------------------------------------------------------------------------------------------------
                                                                     ASSET REALIZATION        LIQUIDATION RECOVERIES
                                            NOTES                    -----------------        ----------------------
STATEMENT OF ASSETS                          REF.       BOOK VALUE    LOW        HIGH           LOW           HIGH
-------------------                         -----       ----------   -----       -----          ------        ------
Cash and Cash Equivalents                     A           $118.0     100.0%      100.0%         $118.0        $118.0
Restricted Cash and Cash Equivalents          B             10.3      30.0%       70.0%            3.1           7.2
Accounts Receivable                           C              9.3      53.3%       70.0%            5.0           6.5
Inventories                                   D             19.3      60.0%       80.0%           11.6          15.4
Other Current Assets                          E             16.0       0.0%        0.0%            0.0           0.0

Property, Plant & Equipment, Gross            F          1,477.9       3.4%        9.7%           49.8         142.7
Wireless Licenses, Net                        G            723.6      35.7%       46.6%          258.2         336.9
Other Long-Term Assets                        H              8.2      20.1%       20.1%            1.7           1.7
                                                         -------     -----       -----          ------        ------

TOTAL LIQUIDATED PROCEEDS AVAILABLE TO PAY CHAPTER 7 ADMINISTRATIVE CLAIMS, GROSS               $447.3        $628.4
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                              LIQUIDATION RECOVERIES
                                                                                              ----------------------
WIND-DOWN AND TRANSITION COSTS                                                                   LOW           HIGH
------------------------------                                                                  ------        ------
Wind-Down Operating Costs                     I                                                   85.0          65.0
Subscriber Transition Costs                   J                                                   45.4           0.0
                                                                                                ------        ------
  TOTAL WIND-DOWN AND TRANSITION COSTS                                                          $130.4        $ 65.0
                                                                                                ------        ------

TOTAL LIQUIDATED PROCEEDS AVAILABLE TO PAY CHAPTER 7 ADMINISTRATIVE CLAIMS, NET                 $316.9        $563.4
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                              LIQUIDATION RECOVERIES
                                                                                              ----------------------
CHAPTER 7 ADMINISTRATIVE CLAIMS               K                                                  LOW           HIGH
-------------------------------                                                                 ------        ------
Trustee Fees                                  L                                                 $ 13.4        $ 18.9
Professional Fees                             M                                                    2.5           1.5
Liquidation Costs                             N                                                   15.4          24.0
                                                                                                ------        ------
  TOTAL CHAPTER 7 ADMINISTRATIVE CLAIMS                                                         $ 31.3        $ 44.3
Net Estimated Recovery - Chapter 7 Admin Claims                                                  100.0%        100.0%

NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION AFTER CHAPTER 7 ADMINISTRATIVE CLAIMS         $285.5        $519.1
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                     REALIZATION PERCENTAGE   LIQUIDATION RECOVERIES
                                                        ESTIMATED    ----------- ----------   ----------------------
SECURED CLAIMS                                           BALANCE        LOW         HIGH         LOW           HIGH
--------------                                          ----------     ------      ------       ------         -----
Vendor Debt including Accrued Interest        O         $  1,611.1       17.7%       32.2%       285.5         519.1
                                                        ----------                              ------        ------
  TOTAL SECURED CLAIMS                                  $  1,611.1                               285.5         519.1

NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION AFTER SECURED CLAIMS                          $  0.0        $  0.0
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                     REALIZATION PERCENTAGE   LIQUIDATION RECOVERIES
                                                                     ----------- ----------   ----------------------
CHAPTER 11 ADMINISTRATIVE AND OTHER PRIORITY CLAIMS                     LOW         HIGH         LOW           HIGH
---------------------------------------------------                    -----       -----        ------        ------
Chapter 11 Administrative and Other Priority Claims                     N/A         N/A         $  0.0        $  0.0
                                                                       -----       -----        ------        ------
  TOTAL CH. 11 ADMINISTRATIVE AND OTHER PRIORITY CLAIMS                 N/A         N/A         $  0.0        $  0.0

BALANCE AVAILABLE FOR DISTRIBUTION TO UNSECURED CLAIMS                                          $  0.0        $  0.0
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                     REALIZATION PERCENTAGE   LIQUIDATION RECOVERIES
                                                        ESTIMATED    ----------- ----------   ----------------------
UNSECURED CLAIMS                                         BALANCE      LOW          HIGH          LOW           HIGH
----------------                                        ----------   ------      --------       ------        ------
Vendor Debt including Accrued Interest        O, P      $  1,208.8      0.0%          0.0%      $  0.0        $  0.0
FCC Debt Including Accrued Interest             P             25.0      0.0%          0.0%         0.0           0.0
Trade Payables                                  Q             66.5      0.0%          0.0%         0.0           0.0
                                                        ----------      ---           ---       ------        ------
  TOTAL UNSECURED CLAIMS                                $  1,300.4      0.0%          0.0%      $  0.0        $  0.0

BALANCE AVAILABLE FOR DISTRIBUTION TO EQUITY INTERESTS                                          $  0.0        $  0.0
--------------------------------------------------------------------------------------------------------------------

CHAPTER 7 LIQUIDATION ANALYSIS
LEAP WIRELESS INTERNATIONAL, INC.
(US$ in millions)

----------------------------------------------------------------------------------------------------------------
                                                                    ASSET REALIZATION     LIQUIDATION RECOVERIES
                                          NOTES                    ------------------     ----------------------
STATEMENT OF ASSETS                        REF.     BOOK VALUE      LOW          HIGH         LOW        HIGH
-------------------                       -----     ----------     -----        -----        -----      ------
Cash and Cash Equivalents                   A         $  84.2      100.0%       100.0%       $84.2      $ 84.2
Restricted Cash and Cash Equivalents        B             2.5       29.2%        33.3%         0.7         0.8
Other Current Assets                        E             4.0        0.0%         0.0%         0.0         0.0

Property, Plant & Equipment, Gross          F             9.3        8.0%        17.2%         0.7         1.6
Investments in Subsidiaries                 R           763.3        0.0%         0.0%         0.0         0.0
Wireless Licenses, Net                      G             5.5       86.5%       111.9%         4.8         6.2
ENDESA Note Receivable                      S            35.0        0.0%        30.0%         0.0        10.5
Other Long-Term Assets                      H            31.5        8.4%         9.8%         2.7         3.1
                                                      -------      -----        -----        -----      ------

TOTAL LIQUIDATED PROCEEDS AVAILABLE TO PAY CHAPTER 7 ADMINISTRATIVE CLAIMS, GROSS            $93.1      $106.4
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                                          LIQUIDATION RECOVERIES
                                                                                          ----------------------
WIND-DOWN AND TRANSITION COSTS                                                                LOW        HIGH
------------------------------                                                               -----      ------
  Wind-Down Operating Costs                 I                                                  2.0         1.0
                                                                                             -----      ------
     TOTAL WIND-DOWN AND TRANSITION COSTS                                                      2.0         1.0

TOTAL LIQUIDATED PROCEEDS AVAILABLE TO PAY CHAPTER 7 ADMINISTRATIVE CLAIMS, NET              $91.1      $105.4
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                                          LIQUIDATION RECOVERIES
                                                                                          ----------------------
CHAPTER 7 ADMINISTRATIVE CLAIMS             K                                                 LOW        HIGH
-------------------------------                                                             ------      ------
Trustee Fees                                L                                               $  2.8      $  3.2
Professional Fees                           M                                                  1.5         0.5
Liquidation Costs                           N                                                  0.3         0.4
                                                                                            ------      ------
  TOTAL CHAPTER 7 ADMINISTRATIVE CLAIMS                                                     $  4.6      $  4.1
Net Estimated Recovery - Chapter 7 Admin Claims                                              100.0%      100.0%

NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION AFTER CHAPTER 7 ADMINISTRATIVE CLAIMS     $ 86.5      $101.3
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                 REALIZATION PERCENTAGE   LIQUIDATION RECOVERIES
                                                    ESTIMATED    ----------------------   ----------------------
SECURED CLAIMS                                       BALANCE        LOW          HIGH         LOW        HIGH
--------------                                      ---------      -----        -----        -----      ------
12.5% Senior Notes                          T         $225.0         0.1%         0.1%         0.2         0.2
                                                      ------                                 -----      ------
  TOTAL SECURED CLAIMS                                $225.0                                   0.2         0.2

NET ESTIMATED PROCEEDS AVAILABLE FOR DISTRIBUTION AFTER SECURED CLAIMS                       $86.3      $101.1
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                 REALIZATION PERCENTAGE   LIQUIDATION RECOVERIES
                                                    ESTIMATED    ----------------------   ----------------------
CHAPTER 11 ADMINISTRATIVE CLAIMS                     BALANCE        LOW         HIGH          LOW        HIGH
--------------------------------                    ---------      -----        -----        -----      ------
Post-Petition Taxes, Accrued Salaries,
  Accrued Bonuses                           U         $  6.0       100.0%       100.0%       $ 6.0       $ 6.0
Restructuring Professionals                 U            3.0       100.0%       100.0%         3.0         3.0
                                                      ------       -----        -----        -----       -----
  TOTAL CHAPTER 11 ADMINISTRATIVE CLAIMS              $  9.0       100.0%       100.0%       $ 9.0       $ 9.0

BALANCE AVAILABLE FOR DISTRIBUTION TO PRIORITY CLAIMS                                        $77.3       $92.1
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                 REALIZATION PERCENTAGE   LIQUIDATION RECOVERIES
                                                    ESTIMATED    ----------------------   ----------------------
OTHER PRIORITY CHAPTER 11 UNSECURED CLAIMS           BALANCE        LOW          HIGH         LOW        HIGH
------------------------------------------          ---------      -----        -----        -----      ------
Pre-Petition Section 507 Claims             V         $  1.5       100.0%       100.0%       $ 1.5       $ 1.5
                                                      ------       -----        -----        -----       -----
  TOTAL OTHER PRIORITY CHAPTER 11 UNSECURED CLAIMS    $  1.5       100.0%       100.0%       $ 1.5       $ 1.5

BALANCE AVAILABLE FOR DISTRIBUTION TO UNSECURED CLAIMS                                       $75.8       $90.6
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                 REALIZATION PERCENTAGE   LIQUIDATION RECOVERIES
                                                    ESTIMATED    ----------------------   ----------------------
UNSECURED CLAIMS                            W        BALANCE        LOW          HIGH         LOW        HIGH
----------------                                    ---------      -----        -----        -----      ------
Trade Payables                              X         $  6.0        10.3%        12.3%       $ 0.6       $ 0.7
NTCH Note Payable Including
  Accrued Interest                                       2.9        10.3%        12.3%         0.3         0.4
12.5% Senior Notes                          T          224.8        10.3%        12.3%        23.1        27.6
14.5% Senior Discount Notes                 Y          504.5        10.3%        12.3%        51.8        61.9
                                                      -------      -----        -----        -----       -----
  TOTAL UNSECURED CLAIMS                              $738.2        10.3%        12.3%       $75.8       $90.6

BALANCE AVAILABLE FOR DISTRIBUTION TO EQUITY INTERESTS                                       $ 0.0       $ 0.0
----------------------------------------------------------------------------------------------------------------

I. SIGNIFICANT UNCERTAINTIES

In addition to the General Assumptions and the Notes to the Liquidation Analysis that are set forth below, there are significant areas of uncertainty that exist with respect to this Liquidation Analysis.

1) The Liquidation Analysis assumes that the liquidation of the Debtors would commence and would be substantially complete within a twelve-month period. The wind-down costs during the liquidation period have been estimated by the Debtors' management and any deviation from this assumed period could have a material impact on the wind-down costs, the amount of administrative claims, proceeds from asset sales, and the ultimate recovery to the creditors of the Debtors' Estates.

2) In any liquidation there is a general risk of unanticipated events, which could have a significant impact on the projected cash receipts and disbursements. These events include changes in the general economic condition, changes in consumer preferences, obsolescence, new developments in the wireless telecommunications industry, changes in the market value of the Debtors' assets and problems with current and former employees.

In addition to the specific assumptions described in the footnotes to the table below, the following general assumptions were used in formulating the Liquidation Analysis.

II. GENERAL ASSUMPTIONS

1) This Liquidation Analysis was prepared in accordance with section 1129(a)(7)(A)(ii) of the Bankruptcy Code to determine whether the Joint Plan of Reorganization is in the best interest of each holder of a claim or interest.

2) The Liquidation Analysis at Cricket Communications, Inc. includes stock and assets at Cricket Communications, Inc., its subsidiaries and certain license holding companies which have been pledged as collateral to the vendor debt and/or FCC debt. The Liquidation Analysis at Leap Wireless International, Inc. includes the stock and assets at Leap Wireless International, Inc. and its subsidiaries, other than those previously discussed, which are not part of the vendor and FCC debt collateral pool.

3) The Liquidation Analysis is based upon a number of estimates and assumptions that, although developed and considered reasonable by management, are inherently subject to significant economic, business, governmental regulation and competitive uncertainties, and contingencies beyond the control of the Debtors or their management. The Liquidation Analysis is also based on assumptions with regard to liquidation decisions that are subject to change. Accordingly, there can be no assurance that the values reflected in this Liquidation Analysis would be realized if the Debtors were, in fact, to undergo such a liquidation and actual results could vary materially and adversely from those contained herein.

4) The Liquidation Analysis assumes the liquidation of the operating subsidiaries with proceeds used first to repay the subsidiaries' liabilities with any surplus being applied against the obligations of the parent company. It is assumed that all operating assets would be disposed of through sale, liquidation and/or termination as appropriate.

5) The Liquidation Analysis uses the Debtors' consolidated unaudited financial statements as of March 31, 2003 (except for items specifically noted), and other figures estimated by the Debtors' management. The financial statements will be amended for the Petition Date as they become available.

6) Nature and Timing of the Liquidation Process--Under section 704 of the Bankruptcy Code, a Chapter 7 trustee must, among other duties, collect and convert the property of the Debtors' estate to cash and close the estate as expeditiously as is compatible with the best interests of the parties in interest. Solely for purposes of preparing this Liquidation Analysis, it is assumed that the Debtors would voluntarily convert the pending Chapter 11 case to a Chapter 7 liquidation. The Debtors' assets would be sold during a twelve-month period. Management believes that the actual sale periods for some of the assets could be shorter than those assumed, and there can be no assurance that the actual sale period for other assets would not be longer than assumed.

7) Estimated Liquidation Proceeds--All telecommunications equipment and wireless spectrum are assumed to be sold in a straight liquidation to the highest bidder. The following list identifies factors considered by the Debtors in estimating the proceeds that might be received from the liquidation sales.

         - The historical cost of the assets,

         - Asset location and market demand,

         - Recently transacted telecommunications equipment and wireless spectrum sales,

         - Management's expertise in asset resale values, based on its experience buying and selling wireless spectrum and used telecommunications network equipment in the resale markets,

         - Analysis of liabilities and obligations relating to particular assets,

         - Current industry trends including general availability of used telecommunications equipment and wireless spectrum,

         - The number of companies in the industry selling new and used telecommunications equipment, and

         - The current technology being used in telecommunications equipment build outs.

8) This Liquidation Analysis was prepared assuming a distressed sale scenario where neither buyer nor seller is under any compulsion to buy or sell and assuming all parties are informed of the relevant facts. Given the valuation uncertainty within the telecommunications industry that currently exists, particularly for wireless spectrum, management has made its best estimates of the high and low values realizable by the Debtors for their assets in a liquidation process.

9) Certain Tax Matters--Management believes that it is unlikely that any taxable gains would be triggered through a liquidation of the Debtors' assets. However, if for some reason there were to be a taxable gain from the liquidation of the Debtors' assets, management believes any realized gains would be reduced to zero by the Debtors' net operating loss carryforward.

Additional Liabilities and Reserves--The Debtors believe that in addition to the expenses that would be incurred in a Chapter 11 reorganization, there would be certain actual and contingent liabilities and expenses for which provision would be required in a Chapter 7 liquidation before distributions could be made to priority or general unsecured creditors, including: (a) Administrative Claims including damages from rejected post petition contracts, the fees of a trustee and of counsel and other professionals (including financial advisors and accountants), retention bonuses paid to employees required to effectuate the wind down process and other liabilities (including retirement, vacation pay, and other employee-related administrative costs and liabilities) that would be funded from continuing operations if the Debtors were reorganized as a going concern; and (b) certain administrative costs. Management believes that there is significant uncertainty as to the reliability of the Debtors' estimates of the amounts related to the foregoing that have been assumed in this Liquidation Analysis. In addition, it is possible that the FCC may require the Debtors to take steps to ensure a smooth transition of their wireless customers to a new service provider as a condition to approving the sale/transfer of their spectrum licenses to a third party buyer. This requirement may add substantial incremental wind down costs beyond the subscriber transition costs estimated herein.

10) Distributions--Under a Chapter 7 liquidation, all secured claims are required to be satisfied from the proceeds of the collateral securing such claims before any such proceeds would be distributed to any other creditors. The remaining proceeds of the Debtors, to the extent proceeds remain after satisfaction of all secured claims, would be allocated in the following priority: the proceeds would first be distributed to the Holders of Administrative Claims, then to Priority Unsecured Claims and finally to the Unsecured Claims.

11) Conclusion--The Debtors believe that a Chapter 7 liquidation of the Debtors would result in a meaningful diminution in the value to be realized by the aggregate claimants against the Debtors. Consequently, the Debtors believe that the Joint Plan of Reorganization will provide a greater aggregate return to the creditors than would a Chapter 7 liquidation.

NOTES TO LIQUIDATION ANALYSIS:

NOTE A: Cash & Cash Equivalents are estimated as of the Petition Date and are assumed recoverable at 100% in both high and low liquidation scenarios for Cricket Communications, Inc. and Leap Wireless International, Inc.

NOTE B: Restricted Cash & Cash Equivalents at Cricket Communications, Inc. on the Petition Date consist of cash pledged to credit card processors to ensure performance on prepaid services. In a liquidation scenario, the credit card processors will have claims against Cricket Communications, Inc. that they are likely to deduct from the deposits. As a result, these assets are valued at 30% to 70% of book value. Restricted Cash & Cash Equivalents at Leap Wireless International, Inc. on the Petition Date consist of cash and cash deposits and excludes $14.1 million paid to senior noteholders in May 2003 in accordance with a court order. Recovery percentages ranged from 0% to 100%, which rendered an overall recovery range of 29% to 33%.

NOTE C: Accounts Receivable at Cricket Communications, Inc. includes receivables from other wireless telecommunications carriers, large indirect dealers, local exchange carriers and various other parties. For purposes of this analysis, Accounts Receivables were divided into sub-categories based on receivable type and specific high and low recovery values were applied to each category. Individual recovery percentages ranged from 0% to 90% of outstanding balances, which rendered an overall recovery range for all receivables of 53% to 70%. This range reflects the fact that the recovery on receivables is likely to be reduced by offsetting claims by the creditors for services owed to or provided by the creditors.

NOTE D: Inventories at Cricket Communications, Inc. consist mainly of recently purchased wireless handsets that management believes could be resold for meaningful value. Inventories were valued from 60% to 80% of book value.

NOTE E: Other Current Assets include prepaid insurance, prepaid rent, prepaid expenses and prepaid IT and were assumed to carry no value.

NOTE F: Property, Plant & Equipment (PP&E) assets were divided into a number of different classes, and high and low recovery values were applied to each class. Individual recovery percentages ranged from 0% to 35% of gross book value and were based on management's estimate of realizable value for each class of asset. Capitalized labor and software costs, which represent approximately 38% of total PP&E, were assumed to have no value. The overall recovery of PP&E ranged from 3% to 10% at Cricket Communications, Inc. and 8% to 17% at Leap Wireless International, Inc.

NOTE G: Wireless licenses were valued on a license-by-license basis based on a discount to implied FCC Auction 35 pricing for similar sized markets. FCC Auction 35, completed in January 2001, was the last major FCC auction of PCS spectrum and a widely accepted benchmark for spectrum values. Individual recovery percentages by market ranged from 17% to 22% of implied Auction 35 pricing. The estimated liquidation amounts included for wireless licenses that are pledged to secure FCC debt or the NTCH Note were reduced by the amount of the respective debt obligations as of the Petition Date, as these amounts would have to be repaid upon liquidation of this collateral. If the estimated liquidation value was less than the remaining debt obligations for a wireless license, a liquidation value of zero was ascribed to such license. The asset realization upon liquidation, net of debt obligations, ranged from 36% to 47% at Cricket Communications, Inc. and 87% to 112% at Leap Wireless International, Inc.

NOTE H: Other Long Term Assets include life insurance, deposits used to secure operating contracts, long-term investments in marketable securities and deferred tax assets. Recovery percentages for life insurance, deposits, long-term investments and deferred tax assets ranged from 0% to 100%. The overall recovery of Other Long Term Assets at Cricket Communications, Inc. was estimated at 20% for high and low recovery values. The recovery at Leap Wireless International, Inc. ranged from 8% to 10%.

NOTE I: Wind-Down Operating Costs at Cricket Communications, Inc. assume a 3-month period to transition customers off the Cricket system, followed by 5 months to decommission the cell sites and switches. Wind-Down Operating Costs at Cricket Communications, Inc. and Leap Wireless International, Inc. also include corporate costs required to complete a wind down.

NOTE J: Subscriber Transition Costs at Cricket Communications, Inc. reflect administrative and transfer costs that management estimates would be incurred by a third party to transition existing Cricket subscribers to its network and back office systems. Management estimates that these transfer costs would range from $0 to $30 per subscriber. It is possible that the FCC may require the Debtors to take steps to ensure a smooth transition of Cricket's wireless customers to a new service provider as a condition to approving the sale/transfer of the Debtors' spectrum licenses to a third party buyer. This requirement may add substantial incremental wind down costs beyond the subscriber transition costs estimated herein.

NOTE K: The costs of Chapter 7 liquidation are assumed to come out of the proceeds from the sale of unencumbered assets or secured creditor collateral.

NOTE L: Chapter 7 Trustee fees are estimated at 3.0% of the gross liquidated proceeds.

NOTE M: Professional Fees for legal expenses were estimated at $1.5 to $2.5 million at Cricket Communications, Inc. and $0.5 to $1.5 million at Leap Wireless International, Inc.

NOTE N: Liquidation Costs are estimated as 5.0% of the total realization for PP&E and wireless licenses. These charges are the selling costs associated with liquidating the fixed assets and wireless licenses of the Debtors through auction or other means (e.g. commissions).

NOTE O: Secured Claims at Cricket Communications, Inc. consist of the estimated balances of the vendor debt on the Petition Date. The vendor debt obligation is only secured to the extent of the estimated value of the assets securing the obligation. The balance of the obligation is considered an unsecured claim.

NOTE P: In the event that the estimated recovery value of a specific asset (e.g. spectrum licenses) pledged as collateral is less than its respective debt obligation, the undercollateralized portion of that obligation is shown as an unsecured claim. For purposes of presentation, the unsecured claim balances shown under the "Estimated Balance" column reflects the average unsecured portion of a secured claim. The corresponding high and low recovery values, however, are calculated based on the actual high and low unsecured portions of the secured claims. The table below shows the estimated high, low and average unsecured portion of secured claims:

($ in millions)
UNSECURED CLAIM                   LOW SCENARIO         HIGH SCENARIO            AVERAGE
---------------------------------------------------------------------------------------
Vendor Debt                         $1,325.6              $1,092.1             $1,208.8
FCC Debt                                30.8                  19.2                 25.0
---------------------------------------------------------------------------------------

NOTE Q: Unsecured Claims at Cricket Communications, Inc. in the amount of $66.5 million consist of all pre-petition accounts payable and accrued liabilities.

NOTE R: Investments in Subsidiaries at Leap Wireless International, Inc. are assumed to carry no value.

NOTE S: ENDESA has alleged breaches of representations and warranties under the purchase agreement in regards to the sale of Smartcom and offset related claims against a $35.0 million (face value) promissory note.

NOTE T: 12.5% Senior Notes on the Petition Date are secured by up to $0.2 million of restricted cash held in a pledged account. The balance of the obligation is shown as an unsecured claim.

NOTE U: Chapter 11 Administrative Claims at Leap Wireless International, Inc. consist of accrued salaries, wages, and other compensation and restructuring fees (financial and legal advisory) and exclude priority claims under Section 507 (except those under Section 507(a)(1)).

NOTE V: This amount is an estimate only and will be revised after the Debtors file their schedules and statements of financial affairs.

NOTE W: For illustrative purposes, this analysis does not include unsecured deficiency claims against Leap Wireless International, Inc. held by holders of Cricket vendor debt.


NOTE X: Unsecured Claims at Leap Wireless International, Inc. in the amount of $6.0 million consist of all pre-petition accounts payable and accrued liabilities.

NOTE Y: Balance as of the Petition Date.

                                                                       EXHIBIT G

                              FINANCIAL PROJECTIONS

         The Debtors' management has developed the Debtors' business plan and prepared certain projections of the Debtors' results of operations, cash flows and certain other items for the quarter ending December 31, 2003 through December 31, 2004 and the fiscal years 2004 through 2010 (together, the "Projection Period"). Such projections (the "Projections") are based upon various assumptions, including those described below, and have been adjusted to reflect the confirmation and consummation of the Joint Plan of Reorganization.

         THE DEBTORS DO NOT, AS A MATTER OF COURSE, PUBLISH THEIR BUSINESS PLANS, BUDGETS OR STRATEGIES OR MAKE EXTERNAL PROJECTIONS OR FORECASTS OF THEIR ANTICIPATED FINANCIAL POSITIONS OR RESULTS OF OPERATIONS. ACCORDINGLY, THE DEBTORS DO NOT ANTICIPATE THAT THEY WILL, AND DISCLAIM ANY OBLIGATION TO, FURNISH UPDATED BUSINESS PLANS, BUDGETS OR PROJECTIONS TO STAKEHOLDERS PRIOR TO THE EFFECTIVE DATE OF THE JOINT PLAN OF REORGANIZATION OR TO INCLUDE SUCH INFORMATION IN DOCUMENTS REQUIRED TO BE FILED WITH THE SEC OR OTHERWISE MAKE SUCH INFORMATION PUBLICLY AVAILABLE.

         The following Projections were not prepared with a view toward compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forecasts. The independent auditors of the Debtors have not audited, reviewed, compiled or otherwise applied procedures to the Projections and consequently, do not express an opinion or any other form of assurance with respect to the Projections. The forecast data was not prepared on a basis consistent with generally accepted accounting principles ("GAAP") as applied to the Debtors' historical financial statements and should not be relied upon as such.

         THE PROJECTIONS PROVIDED HEREIN HAVE BEEN PREPARED EXCLUSIVELY BY THE DEBTORS' MANAGEMENT. THESE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY MANAGEMENT, MAY NOT BE REALIZED, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE DEBTORS' CONTROL. THE DEBTORS CAUTION THAT NO REPRESENTATIONS OR WARRANTIES CAN BE MADE AS TO THEIR ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE. FURTHER, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THESE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED, AND THUS THE OCCURRENCE OF THESE EVENTS MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTY OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR.

         The Projections should be read in conjunction with the assumptions, qualifications and expectations set forth herein and in the "Business" section, "Management's Discussion and Analysis of

Financial Condition and Results of Operations" section and the Consolidated Financial Statements (including the notes and schedules thereto) in Leap's 2002 Annual Report of Form 10-K/A, annexed as Exhibit D to this Disclosure Statement and in Leap's Quarterly Report on Form 10-Q for the period ending March 31, 2003, annexed as Exhibit E to this Disclosure Statement. The Debtors also urge you to read the section entitled "Risk Factors" in Leap's Quarterly Report on Form 10-Q for the period ending March 31, 2003. The risks described in that section may affect the Reorganized Debtors' ability to achieve the projected results.

                  PRINCIPAL ASSUMPTIONS FOR THE PROJECTIONS

         The Projections are based on, and assume the successful implementation of, the Debtors' business plan and the Joint Plan of Reorganization. Both the business plan and the Projections reflect numerous assumptions, including various assumptions regarding the anticipated future performance of the Debtors, industry performance, general business and economic conditions and other matters, most of which are beyond the control of the Debtors. Therefore, although the Projections are necessarily presented with numerical specificity, the actual results achieved during the Projection Period will vary from the projected results. These variations may be material. Accordingly, no representation or warranty can be or is being made with respect to the Projections or the ability of the Debtors or the Reorganized Debtors to achieve the projected results of operations. See the section entitled "Risk Factors" in Leap's Quarterly Report on Form 10-Q for the period ending March 31, 2003, annexed as Exhibit E to this Disclosure Statement.

         (a)      Key Projected Operating and Financial Assumptions

         Additional information relating to the key projected operating and financial assumptions used in preparing the Projections is set forth in the Projections under the heading "Metrics," which includes key assumptions used by the Debtors' management relating to numbers of customers (subs), churn, average revenue per user per month (ARPU), cost per gross customer addition (CPGA) and non-selling cash costs per user per month (CCU) to prepare the Projections.

         (b)      Effective Date

         The projected consolidated pro forma financial information of the Debtors set forth below has been prepared based on the assumption that the Effective Date under the Debtors' Joint Plan of Reorganization will be September 30, 2003. Although the Debtors' will seek to cause the Effective Date to occur as soon as practicable, it could occur well after September 30, 2003, and there can be no assurance as to when the Effective Date actually will occur.

         (c)      New Senior Secured Notes

         The Debtors' management has assumed for the purpose of the Projections that the new Senior Secured Notes to be issued by Reorganized Cricket on the Effective Date will be in the aggregate principal amount of $350.0 million. The new Senior Secured Notes are described in greater detail in the "Description of New Senior Notes" attached as Exhibit K to the Disclosure Statement. The Debtors' management has assumed for the purpose of the Projections that the terms of the new Senior Secured Notes would be as follows: (a) maturity date of September 30, 2010, (b) 12.0% pay-in-kind semi-annual interest payments for the first two years, (c) 1.0% cash-pay semi-annual interest payments for the first two years, and (d) 13.0% cash-pay semi-annual interest payments from December 31, 2005 to maturity.

         (d)      Existing FCC Debt

         The Debtors' management has assumed for the purpose of the Projections that the Debtors' pre-petition FCC Debt will be reinstated and that any and all accrued interest and principal amortization payments in arrears are made shortly after the Effective Date. The remaining FCC Debt balances as of the Effective Date would be repaid under their original amortization schedule.

         (e)      Income Taxes

         The Debtors' management has assumed for the purpose of the Projections that any and all gains associated with the extinguishment of existing debt as part of the Joint Plan of Reorganization will be offset by the Debtors' existing net operating losses and carryforwards and other tax attributes. Subsequent to the Effective Date, the Debtors will generate additional net operating losses, so that the first year in which the Debtors' project to pay income taxes is 2009.

         (f)      Accounting Adjustments

         The projected consolidated balance sheet information as of September 30, 2003 for the Reorganized Debtors reflects the Debtors' preliminary estimates of adjustments required by "fresh start" accounting as of the Effective Date of the Joint Plan of Reorganization. Actual "fresh start" accounting adjustments to the Debtors' consolidated financial statements upon the Effective Date of the Joint Plan of Reorganization are likely to differ from those reflected in the Projections and such differences could be material.

CONSOLIDATED PROFORMA PROJECTIONS                     Q3 - 03     Q4 - 03         Q1 - 04       Q2 - 04        Q3 - 04
METRICS
Beginning Subs                                                    1,430,184      1,480,658      1,512,143      1,550,576
Ending Subs                                                       1,480,658      1,512,143      1,550,576      1,598,002
Churn %                                                                 4.3%           3.9%           3.7%           3.6%
Covered Pops                                                     25,533,664     25,533,664     25,533,664     25,533,664
ARPU                                                            $     36.26    $     37.14    $     37.44    $     37.55
CPGA                                                            $       241    $       250    $       247    $       244
CCU                                                             $     22.76    $     21.70    $     21.64    $     21.41

INCOME STATEMENT (000s)

Revenue
Service Revenue                                                     157,499        166,696        171,836        177,327
Equipment Revenue                                                    17,680         17,122         17,220         17,737
                                                                --------------------------------------------------------
 Total Revenue                                                      175,179        183,818        189,056        195,064

Operating Expenses
Network Ops                                                          53,186         53,082         53,953         54,884
Cost of Equipment Revenue                                            49,168         43,429         43,660         44,971
                                                                --------------------------------------------------------
  Total Operating Expenses                                          102,354         96,511         97,612         99,856

Total Gross Profit                                                   72,824         87,307         91,444         95,209
Margin %                                                                 42%            47%            48%            49%

Customer Care                                                        22,378         22,965         23,772         24,351
Sales and Marketing                                                  31,098         30,361         30,516         31,017
G&A                                                                  17,935         16,466         16,590         16,715

                                                                --------------------------------------------------------
EBITDA                                                                1,414         17,515         20,565         23,126
Margin % (exludes equipment revenue)                                      1%            11%            12%            13%

Depreciation & amortization                                           9,690         10,128         10,551         10,973
                                                                --------------------------------------------------------
EBIT                                                                 -8,277          7,387         10,015         12,153

Interest Expense Cash                                                 1,170          2,790            959          2,732
Interest Expense Non-Cash                                               436         21,368            368         22,628
Interest Income & Gain on debt extinguishment                          -289           -292           -312           -350
Loan Fees and Other                                                  -3,200              0              0              0
                                                                --------------------------------------------------------
Total Interest                                                       -1,884         23,866          1,015         25,010

                                                                --------------------------------------------------------
Earnings before Taxes                                                -6,393        -16,479          9,000        -12,858
Taxes                                                                     0              0              0              0
                                                                --------------------------------------------------------
NET INCOME                                                           -6,393        -16,479          9,000        -12,858

CONSOLIDATED PROFORMA PROJECTIONS                       Q4 - 04          2004           2005           2006           2007
METRICS
Beginning Subs                                          1,598,002      1,480,658      1,672,298      1,875,083      2,082,583
Ending Subs                                             1,672,298      1,672,298      1,875,083      2,082,583      2,257,867
Churn %                                                       3.4%           3.7%          3.35%          3.15%          3.05%
Covered Pops                                           25,533,664     25,533,664     25,789,639     25,918,587     26,048,180
ARPU                                                  $     37.12    $     37.37    $     37.08    $     37.06    $     36.78
CPGA                                                  $       234    $       243    $       236    $       226    $       223
CCU                                                   $     20.99    $     21.46    $     20.36    $     19.10    $     18.15

INCOME STATEMENT (000s)

Revenue
Service Revenue                                           182,310        698,170        789,317        880,035        957,962
Equipment Revenue                                          19,300         71,379         77,390         86,443         87,189
                                                      -----------------------------------------------------------------------
 Total Revenue                                            201,610        769,548        866,707        966,478      1,045,151

Operating Expenses
Network Ops                                                55,868        217,787        240,588        253,992        266,387
Cost of Equipment Revenue                                  48,997        181,057        188,083        194,584        196,285
                                                      -----------------------------------------------------------------------
  Total Operating Expenses                                104,865        398,844        428,671        448,576        462,672

Total Gross Profit                                         96,745        370,704        438,036        517,902        582,480
Margin %                                                       48%            48%            51%            54%            56%

Customer Care                                              25,053         96,140        103,332        109,871        115,059
Sales and Marketing                                        32,410        124,304        127,612        129,926        130,754
G&A                                                        16,841         66,612         67,530         67,530         67,530

                                                      -----------------------------------------------------------------------
EBITDA                                                     22,441         83,648        139,561        210,574        269,136
Margin % (exludes equipment revenue)                           12%            12%            18%            24%            28%

Depreciation & amortization                                11,396         43,048         63,853         69,555         72,791
                                                      -----------------------------------------------------------------------
EBIT                                                       11,045         40,600         75,708        141,018        196,345

Interest Expense Cash                                         794          7,275          7,115         59,141         57,566
Interest Expense Non-Cash                                     368         44,734         49,584            387             11
Interest Income & Gain on debt extinguishment                -382         -1,337         -1,783         -2,045         -2,470
Loan Fees and Other                                             0              0              0              0              0
                                                      -----------------------------------------------------------------------
Total Interest                                                780         50,672         54,916         57,483         55,107

                                                      -----------------------------------------------------------------------
Earnings before Taxes                                      10,265        -10,072         20,792         83,536        141,237
Taxes                                                           0              0              0              0              0
                                                      -----------------------------------------------------------------------
NET INCOME                                                 10,265        -10,072         20,792         83,536        141,237

CONSOLIDATED PROFORMA PROJECTIONS                         2008           2009           2010
METRICS
Beginning Subs                                          2,257,867      2,384,654      2,478,943
Ending Subs                                             2,384,654      2,478,943      2,548,509
Churn %                                                      3.00%          2.98%          2.96%
Covered Pops                                           26,178,421     26,178,421     26,178,421
ARPU                                                  $     36.45    $     35.87    $     35.34
CPGA                                                  $       222    $       222    $       222
CCU                                                   $     17.50    $     17.09    $     16.83

INCOME STATEMENT (000s)

Revenue
Service Revenue                                         1,015,272      1,046,669      1,065,933
Equipment Revenue                                          86,178         85,123         83,769
                                                      -----------------------------------------
 Total Revenue                                          1,101,450      1,131,793      1,149,702

Operating Expenses
Network Ops                                               277,131        286,186        294,136
Cost of Equipment Revenue                                 194,107        194,214        193,717
                                                      -----------------------------------------
  Total Operating Expenses                                471,238        480,400        487,853

Total Gross Profit                                        630,212        651,392        661,849
Margin %                                                       57%            58%            58%

Customer Care                                             118,018        119,199        119,137
Sales and Marketing                                       130,506        130,569        130,616
G&A                                                        67,530         67,530         67,530

                                                      -----------------------------------------
EBITDA                                                    314,158        334,094        344,566
Margin % (exludes equipment revenue)                           31%            32%            32%

Depreciation & amortization                                89,996        104,433        103,137
                                                      -----------------------------------------
EBIT                                                      224,162        229,661        241,429

Interest Expense Cash                                      57,443         57,443         57,443
Interest Expense Non-Cash                                       0              0              0
Interest Income & Gain on debt extinguishment              -4,108         -6,440         -8,257
Loan Fees and Other                                             0              0              0
                                                      -----------------------------------------
Total Interest                                             53,335         51,003         49,186

                                                      -----------------------------------------
Earnings before Taxes                                     170,827        178,658        192,243
Taxes                                                           0         25,214         52,121
                                                      -----------------------------------------
NET INCOME                                                170,827        153,444        140,122

CONSOLIDATED PROFORMA PROJECTIONS                     Q3 - 03     Q4 - 03     Q1 - 04   Q2 - 04     Q3 - 04    Q4 - 04       2004
BALANCE SHEET (000s)
Current Assets:
Cash and Equivalents                                  112,604      97,222     96,514    100,949     109,169    127,308     127,308
Accounts Receivable                                    11,039      12,261     12,105     12,183      12,237     12,497      12,497
Inventories                                            22,802      21,577     21,597     22,376      22,622     23,510      23,510
Other Current Assets                                   26,491      21,491     21,491     21,491      21,491     21,491      21,491
                                                      ----------------------------------------------------------------------------
Total Current Assets                                  172,936     152,551    151,707    156,998     165,519    184,806     184,806

Net Fixed Assets                                       94,906      94,553     92,882     90,787      88,269     85,329      85,329

Net Licenses & Goodwill                               336,540     336,540    336,540    336,540     336,540    336,540     336,540

Deposits and Deferred Financing                         6,358       6,358      6,358      6,358       6,358      6,358       6,358

TOTAL ASSETS                                          610,740     590,003    587,487    590,683     596,686    613,033     613,033
                                                      ============================================================================

Current Liabilities
Current portion of FCC debt                            27,423      18,932     14,306     19,769      19,769     19,769      19,769
AP, Accruals, and Deferred Revenue                    125,869     124,422    121,642    120,167     121,168    131,723     131,723
                                                      ----------------------------------------------------------------------------
Total Current Liabilities                             153,337     143,398    135,992    139,980     140,981    151,536     151,536
DEBT:
Restructured Debt Instrument                          350,000     350,000    371,000    371,000     393,260    393,260     393,260
Deferred Tax & Other Long Term Liabilities             24,981      24,981     24,981     24,981      24,981     24,981      24,981
FCC Debt                                               45,910      41,504     41,872     32,082      27,682     23,209      23,209
                                                      ----------------------------------------------------------------------------
Total Liabilities                                     574,227     559,883    573,845    568,042     586,904    592,985     592,985

Total Shareholders Equity                              36,513      30,120     13,641     22,641       9,783     20,048      20,048

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY             610,740     590,003    587,487    590,683     596,686    613,033     613,033
                                                      ============================================================================

CASH FLOW (000s)
Cash Flow from Operations
Net Income                                                         -6,393    -16,479      9,000     -12,858     10,265     -10,072
Add:
Depreciation & Amortization                                         9,690     10,128     10,551      10,973     11,396      43,048
                                                                  ----------------------------------------------------------------
Subtotal                                                            3,298     -6,351     19,550      -1,885     21,661      32,976

Changes in Working Capital
Accounts Receivable                                                -1,223        156        -78         -54       -260        -236
Inventory                                                           1,226        -20       -779        -247       -888      -1,934
Other current assets                                                5,000          0          0           0          0           0
Accounts Payable                                                   -1,447     -2,780     -1,475       1,001     10,555       7,301
                                                                  ----------------------------------------------------------------
Cash Needed/Provided from W/C                                       3,556     -2,644     -2,332         701      9,407       5,131
                                                                  ----------------------------------------------------------------
Net Cash From Operations                                            6,854     -8,995     17,218      -1,184     31,068      38,107

Cash from Investing Activities
Capital Expenditures                                               -9,338     -8,456     -8,456      -8,456     -8,456     -33,824
Goodwill & Intangibles                                                  0          0          0           0          0           0
                                                                  ----------------------------------------------------------------
Net Cash From Investing Activities                                 -9,338     -8,456     -8,456      -8,456     -8,456     -33,824

Cash From Financing Activities
FCC Debt Drawdowns (Debt Discount Amortization)                       436        368        368         368        368       1,474
FCC Debt Paydowns                                                 -13,333     -4,625     -4,696      -4,768     -4,842     -18,932
Other Long Term Liabilities - Drawdowns                                 0          0          0           0          0           0
Other Long Term Liabilities - Paydowns                                  0          0          0           0          0           0
Restructured Debt Instrument                                            0     21,000          0      22,260          0      43,260
                                                                  ----------------------------------------------------------------
Net Cash From Financing Activities                                -12,897     16,743     -4,328      17,860     -4,473      25,802

Net Change In Cash                                                -15,382       -708      4,435       8,220     18,139      30,086
Beginning Cash                                                    112,604     97,223     96,514     100,949    109,169      97,223
                                                                  ----------------------------------------------------------------
Ending Cash                                                        97,223     96,514    100,949     109,169    127,308     127,308

CONSOLIDATED PROFORMA PROJECTIONS                       2005        2006         2007        2008         2009         2010
BALANCE SHEET (000s)
Current Assets:
Cash and Equivalents                                  143,221     169,442      278,455      433,861      554,943     263,061
Accounts Receivable                                    13,866      14,071       14,233       14,351       14,444      10,509
Inventories                                            24,323      24,536       24,263       24,263       24,277      24,215
Other Current Assets                                   21,491      21,491       21,491       21,491       21,486      21,486
                                                      ----------------------------------------------------------------------
Total Current Assets                                  202,901     229,540      338,442      493,966      615,149     319,270

Net Fixed Assets                                      110,000     147,916      178,145      194,207      191,361     185,774

Net Licenses & Goodwill                               336,540     336,540      336,540      336,540      336,540     336,540

Deposits and Deferred Financing                         6,358       6,358        6,358        6,358        6,358       6,358

TOTAL ASSETS                                          655,799     720,354      859,485    1,031,071    1,149,409     847,942
                                                      ======================================================================

Current Liabilities
Current portion of FCC debt                            21,133       3,451            0            0            0           0
AP, Accruals, and Deferred Revenue                    123,881     125,647      126,980      127,739      127,769     128,047
                                                      ----------------------------------------------------------------------
Total Current Liabilities                             145,058     129,142      127,023      127,783      127,813     128,091
DEBT:
Restructured Debt Instrument                          441,867     441,867      441,867      441,867      441,867           0
Deferred Tax & Other Long Term Liabilities             24,981      24,981       24,981       24,981      -10,155     -10,155
FCC Debt                                                3,053         -11            0            0            0           0
                                                      ----------------------------------------------------------------------
Total Liabilities                                     614,959     595,978      593,871      594,631      559,524     117,935

Total Shareholders Equity                              40,840     124,376      265,613      436,440      589,884     730,006

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY             655,799     720,354      859,484    1,031,071    1,149,408     847,942
                                                      ======================================================================

CASH FLOW (000s)
Cash Flow from Operations
Net Income                                             20,792      83,536      141,237      170,827      153,444     140,122
Add:
Depreciation & Amortization                            63,853      69,555       72,791       89,996      104,433     103,137
                                                      ----------------------------------------------------------------------
Subtotal                                               84,645     153,091      214,028      260,823      257,877     243,259

Changes in Working Capital
Accounts Receivable                                    -1,369        -206         -162         -118          -94       3,935
Inventory                                                -813        -213          272            0          -13          62
Other current assets                                        0           0            0            0            6           0
Accounts Payable                                       -7,842       1,766        1,333          760           30         278
                                                      ----------------------------------------------------------------------
Cash Needed/Provided from W/C                         -10,024       1,347        1,444          642          -72       4,275
                                                      ----------------------------------------------------------------------
Net Cash From Operations                               74,622     154,439      215,472      261,465      257,805     247,534

Cash from Investing Activities
Capital Expenditures                                  -88,524    -107,471     -103,019     -106,059     -101,587     -97,549
Goodwill & Intangibles                                      0           0            0            0            0           0
                                                      ----------------------------------------------------------------------
Net Cash From Investing Activities                    -88,524    -107,471     -103,019     -106,059     -101,587     -97,549

Cash From Financing Activities
FCC Debt Drawdowns (Debt Discount Amortization)           977         387           11            0            0           0
FCC Debt Paydowns                                     -19,769     -21,133       -3,451            0            0           0
Other Long Term Liabilities - Drawdowns                     0           0            0            0            0           0
Other Long Term Liabilities - Paydowns                      0           0            0            0      -35,136           0
Restructured Debt Instrument                           48,607           0            0            0            0    -441,867
                                                      ----------------------------------------------------------------------
Net Cash From Financing Activities                     29,815     -20,746       -3,440            0      -35,136    -441,867

Net Change In Cash                                     15,913      26,221      109,013      155,406      121,082    -291,882
Beginning Cash                                        127,308     143,221      169,442      278,455      433,861     554,943
                                                      ----------------------------------------------------------------------
Ending Cash                                           143,221     169,442      278,455      433,861      554,943     263,061

The Projections constitute "forward-looking statements" reflecting management's current forecast of the Debtors' results of operations, cash flows and certain other items for the Projection Period. The Projections are based on current information, which management has assessed but which by its nature is dynamic and subject to rapid and even abrupt changes. Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with our business. Factors that could cause actual results to differ include, but are not limited to:

         - our ability to cause a Chapter 11 plan of reorganization to be finalized and to be confirmed by the Bankruptcy Court, and our ability to successfully implement the plan;

         -    our ability to continue as a going concern;

         - our ability to obtain Bankruptcy Court approval with respect to motions prosecuted by us in our Chapter 11 cases from time to time;

         - risks associated with third parties seeking and obtaining Bankruptcy Court approval to terminate or shorten the exclusivity period to propose and confirm one or more plans of reorganization, for the appointment of a Chapter 11 trustee or to convert the Chapter 11 cases to Chapter 7 cases;

         - our ability to obtain and maintain normal terms with vendors and service providers;

         - our ability to maintain contracts that are critical to our operations;

         - the potential adverse impacts of the Chapter 11 cases on the liquidity or results of operations of Cricket;

         - our ability to attract, motivate and/or retain key executives and other employees;

         -    our ability to attract and retain customers;

         - the unsettled nature of the wireless market, the current economic slowdown, service offerings of increasingly large bundles of minutes of use at increasingly low prices by some major carriers, other issues facing the telecommunications industry in general, our announcement of restructuring discussions, and our subsequent Chapter 11 filing, which have created a level of uncertainty that adversely affects our ability to predict future customer growth, as well as other key operating metrics;

         - changes in economic conditions that could adversely affect the market for wireless services;

         - the acceptance of our product offering by our prospective customers;

         - the effects of actions beyond our control in our distribution network;

         - rulings by courts or the Federal Communications Commission (FCC) adversely affecting our rights to own and/or operate certain wireless licenses, or changes in our ownership that could adversely affect our status as an "entrepreneur" under FCC rules and regulations;

         - our ability to maintain our cost, market penetration and pricing structure in the face of competition;

         -    failure of network systems to perform according to expectations;

         -    the effects of competition;

         - global political unrest, including the threat or occurrence of war or acts of terrorism; and

         - other factors detailed in the section entitled "Risk Factors" included in Leap's Quarterly Report on Form 10-Q for the first fiscal quarter of 2003 and in its other SEC filings.

The Projections should be considered in the context of these risk factors. Stakeholders are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                   EXHIBIT H

LEAP WIRELESS INTERNATIONAL
CASH BUDGET (1)
MAY - SEPTEMBER 2003

                                      May           June           July          August        September        Total
                                      ---           ----           ----          ------        ---------        -----
Revenue:
 Service Revenue                 $          0   $          0   $          0   $          0   $          0   $          0
 Equipment Revenue                          0              0              0              0              0              0
 Reimbursement from Cricket      $     50,438         50,438         50,438         50,438         50,438        252,189
                                 ---------------------------------------------------------------------------------------
Total Inflows                    $     50,438   $     50,438   $     50,438   $     50,438   $     50,438   $    252,189

Operating Expenses:
 Operating Expenses                         0              0              0              0              0              0
                                 ---------------------------------------------------------------------------------------
Total Operating Expenses                    0   $          0   $          0   $          0   $          0   $          0

Sales, Marketing and G&A:
 Building Rent                   $    150,145   $    150,145   $    150,145   $    150,145   $    150,145   $    750,725
Restructuring Costs:
  Legal Fees (2) (3)                  113,334        113,334        113,334        113,334        113,334        566,670
  Financial Advisory Fees             160,000        160,000        160,000        160,000        160,000        800,000
  Expenses                             41,000         41,000         41,000         41,000         41,000        205,001

 Audit/Tax/ Accounting Fees             2,000         84,000        144,000         78,000         15,000        323,000
 Other Legal (2)(3)                    28,693         28,693         28,693         28,693         28,693        143,463
 Other                                262,500         22,500         22,750         18,750          8,750        335,250
                                 ---------------------------------------------------------------------------------------
Total Sales, Marketing, and G&A       757,672        599,672        659,922        589,922        516,922      3,124,108

Capital Expenditures             $          0   $          0   $          0   $          0   $          0   $          0
Payment for Inventory                       0              0              0              0              0              0
                                 ---------------------------------------------------------------------------------------
Total Cap Ex and Inv.            $          0   $          0   $          0   $          0   $          0   $          0

Total Cash Payments              $    757,672   $    599,672   $    659,922   $    589,922   $    516,922   $  3,124,108

Net Cash Inflow/(Outflow)        $   (707,234)  $   (549,234)  $   (609,484)  $   (539,484)  $   (466,484)  $ (2,871,919)

Opening Cash Balance             $ 84,306,599   $ 83,599,365   $ 83,050,131   $ 82,440,648   $ 81,901,164   $ 84,306,599
Inflow/(Outflows)                $   (707,234)  $   (549,234)  $   (609,484)  $   (539,484)  $   (466,484)  $ (2,871,919)
Net Cash Balance                 $ 83,599,365   $ 83,050,131   $ 82,440,648   $ 81,901,164   $ 81,434,680   $ 81,434,680

Restricted Cash                  $    219,073   $    219,073   $    219,073   $    219,073   $    219,073   $    219,073
Other Deposits                   $  2,509,589   $  2,509,589   $  2,509,589   $  2,509,589   $  2,509,589   $  2,509,589
                                 ---------------------------------------------------------------------------------------
Total                            $ 86,328,027   $ 85,778,793   $ 85,169,309   $ 84,629,826   $ 84,163,342   $ 84,163,342

(1) Actual monthly cash flows may vary significantly from this cash budget due to the timing of vendor invoices.

(2) Assumes that the bankruptcy stay remains in effect and that lawyers' involvement in defense of any claims brought in the bankruptcy is minimal. If Leap were required to become active in the defense of the shareholder claims, this amount could increase substantially.

(3) Legal fees are estimates only. Substantial litigation over equity rights, appointment of an equity committee will likely cause the actual expenditures to exceed the estimates. Overruns of legal fees will not be cause to reject the plan.

                          CONFIDENTIAL AND PROPRIETARY
                           DRAFT SUBJECT TO REVISION
8/5/2003

EXHIBIT I.

CRICKET COMMUNICATIONS INC.               Preliminary Draft, Subject to Revision
CASH BUDGET (1) (2)                                 Confidential and Proprietary
APRIL - SEPTEMBER 2003

Revenue/Inflows:                                  April Wk 1      April Wk 2      April Wk 3      April Wk 4        May Wk 1
                                                  ----------      ----------      ----------      ----------        --------
 Service Revenue                                 $13,383,500     $13,383,500     $13,383,500     $13,383,500     $13,498,250
 Equipment Revenue                                 1,636,000       1,636,000       1,636,000       1,636,000       1,624,250
 Other Inflows/Tax Payments                        1,625,000       1,625,000       1,625,000       1,625,000       1,625,000
                                                 -----------     -----------     -----------     -----------     -----------
Total Revenue/Inflows                            $16,644,500     $16,644,500     $16,644,500     $16,644,500     $16,747,500

Operating Expenses:
 Cost of Subscriber Equipment                     $4,753,750      $4,753,750      $4,753,750      $4,753,750      $1,998,500
 Network Operating Expenses:
  Salaries and Benefits                           $1,799,910              $0      $1,799,910              $0      $1,821,870
  Cell Site Leases                                 4,099,796               0               0               0       4,149,816
  Interconnect/Backhaul                            1,149,943       1,149,943       1,149,943       1,149,943       1,163,973
  Long Distance/Directory Asst.                      949,953         949,953         949,953         949,953         961,543
  Software Maintenance                               249,988         249,988         249,988         249,988         253,038
  Repairs/Maintenance                                499,975         499,975         499,975         499,975         506,075
  Maintenance/Other                                  224,989         224,989         224,989         224,989         227,734
                                                 -----------     -----------     -----------     -----------     -----------
 Subtotal Network Operating                       $8,974,554      $3,074,848      $4,874,758      $3,074,848      $9,084,049
Total Operating Expenses                         $13,728,304      $7,828,598      $9,628,508      $7,828,598     $11,082,549

Sales, Marketing and G&A:
 Salaries and Benefits                            $1,999,620              $0      $1,999,620              $0      $2,057,670
 Commissions                                         472,133         472,133         472,133         472,133         485,839
 Travel                                              416,588         416,588         416,588         416,588         428,681
 Occupancy                                           194,408         194,408         194,408         194,408         200,051
 Advertising/Production                              555,450         555,450         555,450         555,450         571,575
 Customer Care/Billing                             1,777,440       1,777,440       1,777,440       1,777,440       1,829,040
 Restructuring Exps.(3)                              218,350         218,350         218,350         218,350         226,413
 CTA                                                       0               0               0         287,500               0
 Administrative Agent                                      0               0         100,000               0               0
 Insurance                                           288,834         288,834         288,834         288,834         297,219
 Payments to Leap                                          0               0               0          50,436               0
 Utilities                                           138,863         138,863         138,863         138,863         142,894
 Tax Payments                                              0       2,500,000       3,000,000       1,000,000               0
 Other (3)                                           420,642         420,642         320,642         420,642         433,219
                                                 -----------     -----------     -----------     -----------     -----------
Total Sales, Marketing, and G&A                   $6,482,328      $6,982,708      $9,482,328      $5,820,644      $6,672,601
Capital Expenditures                                $837,500        $837,500        $837,500        $837,500        $837,500
                                                 -----------     -----------     -----------     -----------     -----------
Total Cap Ex and Inv.                               $837,500        $837,500        $837,500        $837,500        $837,500

Total Cash Payments                              $21,048,132     $15,648,806     $19,948,336     $14,486,742     $18,592,650

Net Cash Inflow/(Outflow)                        -$4,403,632        $995,694     -$3,303,836      $2,157,758     -$1,845,150

Opening Cash Balance                            $111,387,000    $106,983,368    $107,979,062    $104,675,226    $106,832,984
Inflow/(Outflows)                                -$4,403,632        $995,694     -$3,303,836      $2,157,758     -$1,845,150
Net Cash Balance                                $106,983,368    $107,979,062    $104,675,226    $106,832,984    $104,987,834
Money on Deposit                                 $10,281,738     $10,281,738     $10,281,738     $10,281,738     $10,281,738
Total Cash                                      $117,265,106    $118,260,800    $114,956,964    $117,114,722    $115,269,572


Revenue/Inflows:                                      May Wk 2        May Wk 3        May Wk 4       June Wk 1       June Wk 2
                                                      --------        --------        --------       ---------       ---------
 Service Revenue                                   $13,498,250     $13,498,250     $13,498,250     $13,614,000     $13,614,000
 Equipment Revenue                                   1,624,250       1,624,250       1,624,250       1,604,500       1,604,500
 Other Inflows/Tax Payments                          1,625,000       1,625,000       1,625,000       1,625,000       1,625,000
                                                   -----------     -----------     -----------     -----------     -----------
Total Revenue/Inflows                              $16,747,500     $16,747,500     $16,747,500     $16,843,500     $16,843,500

Operating Expenses:
 Cost of Subscriber Equipment                       $1,998,500      $1,998,500      $1,998,500      $3,025,750      $3,025,750
 Network Operating Expenses:
  Salaries and Benefits                                     $0      $1,821,870              $0      $1,831,860              $0
  Cell Site Leases                                           0               0               0       4,172,572               0
  Interconnect/Backhaul                              1,163,973       1,163,973       1,163,973       1,170,355       1,170,355
  Long Distance/Directory Asst.                        961,543         961,543         961,543         966,815         966,815
  Software Maintenance                                 253,038         253,038         253,038         254,425         254,425
  Repairs/Maintenance                                  506,075         506,075         506,075         508,850         508,850
  Maintenance/Other                                    227,734         227,734         227,734         228,983         228,983
                                                   -----------     -----------     -----------     -----------     -----------
 Subtotal Network Operating                         $3,112,363      $4,934,233      $3,112,363      $9,133,860      $3,129,428
Total Operating Expenses                            $5,110,863      $6,932,733      $5,110,863     $12,159,610      $6,155,178

Sales, Marketing and G&A:
 Salaries and Benefits                                      $0      $2,057,670              $0      $2,004,480              $0
 Commissions                                           485,839         485,839         485,839         473,280         473,280
 Travel                                                428,681         428,681         428,681         417,600         417,600
 Occupancy                                             200,051         200,051         200,051         194,880         194,880
 Advertising/Production                                571,575         571,575         571,575         556,800         556,800
 Customer Care/Billing                               1,829,040       1,829,040       1,829,040       1,781,760       1,781,760
 Restructuring Exps.(3)                                226,413         226,413         226,413         219,025         219,025
 CTA                                                         0               0         287,500               0               0
 Administrative Agent                                        0               0               0               0               0
 Insurance                                             297,219         297,219         297,219         289,536         289,536
 Payments to Leap                                            0               0          50,436               0               0
 Utilities                                             142,894         142,894         142,894         139,200         139,200
 Tax Payments                                        2,500,000       3,000,000       1,000,000               0       2,500,000
 Other (3)                                             433,219         433,219         433,219         421,695         421,695
                                                   -----------     -----------     -----------     -----------     -----------
Total Sales, Marketing, and G&A                     $7,114,931      $9,672,601      $5,952,867      $6,498,256      $6,993,776
Capital Expenditures                                  $837,500        $837,500        $837,500        $837,500        $837,500
                                                   -----------     -----------     -----------     -----------     -----------
Total Cap Ex and Inv.                                 $837,500        $837,500        $837,500        $837,500        $837,500

Total Cash Payments                                $13,063,294     $17,442,834     $11,901,230     $19,495,366     $13,986,454

Net Cash Inflow/(Outflow)                           $3,684,206       -$695,334      $4,846,270     -$2,651,866      $2,857,046

Opening Cash Balance                              $104,987,834    $108,672,040    $107,976,706    $112,822,976    $110,171,110
Inflow/(Outflows)                                   $3,684,206       -$695,334      $4,846,270     -$2,651,866      $2,857,046
Net Cash Balance                                  $108,672,040    $107,976,706    $112,822,976    $110,171,110    $113,028,156
Money on Deposit                                   $10,281,738     $10,281,738     $10,281,738     $10,281,738     $10,281,738
Total Cash                                        $118,953,778    $118,258,444    $123,104,714    $120,452,848    $123,309,894


Revenue/Inflows:                                         June Wk 3       June Wk 4       July Wk 1
                                                         ---------       ---------       ---------
 Service Revenue                                       $13,614,000     $13,614,000     $13,779,000
 Equipment Revenue                                       1,604,500       1,604,500       1,687,250
 Other Inflows/Tax Payments                              1,625,000       1,625,000       1,625,000
                                                       -----------     -----------     -----------
Total Revenue/Inflows                                  $16,843,500     $16,843,500     $17,091,250

Operating Expenses:
 Cost of Subscriber Equipment                           $3,025,750      $3,025,750      $5,390,750
 Network Operating Expenses:
  Salaries and Benefits                                 $1,831,860              $0      $1,837,980
  Cell Site Leases                                               0               0       4,186,512
  Interconnect/Backhaul                                  1,170,355       1,170,355       1,174,265
  Long Distance/Directory Asst.                            966,815         966,815         970,045
  Software Maintenance                                     254,425         254,425         255,275
  Repairs/Maintenance                                      508,850         508,850         510,550
  Maintenance/Other                                        228,983         228,983         229,748
                                                       -----------     -----------     -----------
 Subtotal Network Operating                             $4,961,288      $3,129,428      $9,164,375
Total Operating Expenses                                $7,987,038      $6,155,178     $14,555,125

Sales, Marketing and G&A:
 Salaries and Benefits                                  $2,004,480              $0      $2,043,000
 Commissions                                               473,280         473,280         482,375
 Travel                                                    417,600         417,600         425,625
 Occupancy                                                 194,880         194,880         198,625
 Advertising/Production                                    556,800         556,800         567,500
 Customer Care/Billing                                   1,781,760       1,781,760       1,816,000
 Restructuring Exps.(3)                                    219,025         219,025         224,375
 CTA                                                             0         287,500               0
 Administrative Agent                                            0               0               0
 Insurance                                                 289,536         289,536         295,100
 Payments to Leap                                                0          50,436               0
 Utilities                                                 139,200         139,200         141,875
 Tax Payments                                            3,000,000       1,000,000               0
 Other (3)                                                 421,695         421,695         430,041
                                                       -----------     -----------     -----------
Total Sales, Marketing, and G&A                         $9,498,256      $5,831,712      $6,624,516
Capital Expenditures                                      $837,500        $837,500      $1,256,250
                                                       -----------     -----------     -----------
Total Cap Ex and Inv.                                     $837,500        $837,500      $1,256,250

Total Cash Payments                                    $18,322,794     $12,824,390     $22,435,891

Net Cash Inflow/(Outflow)                              -$1,479,294      $4,019,110     -$5,344,641

Opening Cash Balance                                  $113,028,156    $111,548,862    $115,567,972
Inflow/(Outflows)                                      -$1,479,294      $4,019,110     -$5,344,641
Net Cash Balance                                      $111,548,862    $115,567,972    $110,223,331
Money on Deposit                                       $10,281,738     $10,281,738     $10,281,738
Total Cash                                            $121,830,600    $125,849,710    $120,505,069


(1) From time to time, Cricket pays expenses on behalf of subsidiaries and affiliate corporations. Although reflected as expenses in the budget above, such payments are treated as capital contributions by Cricket to the subsidiary or loans by Cricket to the affiliate corporation, as applicable.

(2) Actual weekly cash flows may vary significantly from this cash budget due to the timing of vendor invoices. However, on a monthly basis, the cash forecast will more closely reflect actual cash flows.

CRICKET COMMUNICATIONS INC.   Preliminary Draft, Subject to Revision
CASH BUDGET (1) (2)               Confidential and Proprietary
APRIL - SEPTEMBER 2003

                                  July Wk 2      July Wk 3     July Wk 4     August Wk 1   August Wk 2    August Wk 3
                                 ------------   ------------  ------------   ------------  ------------   ------------
Revenue/Inflows:
 Service Revenue                 $ 13,779,000   $ 13,779,000  $ 13,779,000   $ 13,939,750  $ 13,939,750   $ 13,939,750
 Equipment Revenue                  1,687,250      1,687,250     1,687,250      1,801,500     1,801,500      1,801,500
 Other Inflows/Tax Payments         1,625,000      1,625,000     1,625,000      1,625,000     1,625,000      1,625,000
                                 -------------------------------------------------------------------------------------
Total Revenue/Inflows            $ 17,091,250   $ 17,091,250  $ 17,091,250   $ 17,366,250  $ 17,366,250   $ 17,366,250

Operating Expenses:
 Cost of Subscriber Equipment    $  5,390,750   $  5,390,750  $  5,390,750   $  3,271,250  $  3,271,250   $  3,271,250
 Network Operating Expenses:
  Salaries and Benefits          $          0   $  1,837,980  $          0   $  1,857,150  $          0   $  1,857,150
  Cell Site Leases                          0              0             0      4,230,176             0              0
  Interconnect/Backhaul             1,174,265      1,174,265     1,174,265      1,186,513     1,186,513      1,186,513
  Long Distance/Directory Asst.       970,045        970,045       970,045        980,163       980,163        980,163
  Software Maintenance                255,275        255,275       255,275        257,938       257,938        257,938
  Repairs/Maintenance                 510,550        510,550       510,550        515,875       515,875        515,875
  Maintenance/Other                   229,748        229,748       229,748        232,144       232,144        232,144
                                 -------------------------------------------------------------------------------------
 Subtotal Network Operating      $  3,139,883   $  4,977,863  $  3,139,883   $  9,259,959  $  3,172,633   $  5,029,783
Total Operating Expenses         $  8,530,633   $ 10,368,613  $  8,530,633   $ 12,531,209  $  6,443,883   $  8,301,033

Sales, Marketing and G&A:
 Salaries and Benefits           $          0   $  2,043,000  $          0   $  2,085,480  $          0   $  2,085,480
 Commissions                          482,375        482,375       482,375        492,405       492,405        492,405
 Travel                               425,625        425,625       425,625        434,475       434,475        434,475
 Occupancy                            198,625        198,625       198,625        202,755       202,755        202,755
 Advertising/Production               567,500        567,500       567,500        579,300       579,300        579,300
 Customer Care/Billing              1,816,000      1,816,000     1,816,000      1,853,760     1,853,760      1,853,760
 Restructuring Exps.(3)               224,375        224,375       224,375        230,275       230,275        230,275
 CTA                                        0              0       287,500              0             0              0
 Administrative Agent                       0              0             0              0             0              0
 Insurance                            295,100        295,100       295,100        301,236       301,236        301,236
 Payments to Leap                           0              0        50,436              0             0              0
 Utilities                            141,875        141,875       141,875        144,825       144,825        144,825
 Tax Payments                       2,500,000      3,000,000     1,000,000              0     2,500,000      3,000,000
 Other (3)                            430,041        430,041       430,041        439,245       439,245        439,245
                                 -------------------------------------------------------------------------------------
Total Sales, Marketing, and G&A  $  7,081,516   $  9,624,516  $  5,919,452   $  6,763,756  $  7,178,276   $  9,763,756

Capital Expenditures             $  1,256,250   $  1,256,250  $  1,256,250   $  1,256,250  $  1,256,250   $  1,256,250

                                 -------------------------------------------------------------------------------------
Total Cap Ex and Inv.            $  1,256,250   $  1,256,250  $  1,256,250   $  1,256,250  $  1,256,250   $  1,256,250

Total Cash Payments              $ 16,868,399   $ 21,249,379  $ 15,706,335   $ 20,551,215  $ 14,878,409   $ 19,321,039

Net Cash Inflow/(Outflow)        $    222,851  -$  4,158,129  $  1,384,915  -$  3,184,965  $  2,487,841  -$  1,954,789

Opening Cash Balance             $110,223,331   $110,446,182  $106,288,053   $107,672,968  $104,488,003   $106,975,844
Inflow/(Outflows)                $    222,851  -$  4,158,129  $  1,384,915  -$ 3,184,965   $  2,487,841  -$  1,954,789
Net Cash Balance                 $110,446,182   $106,288,053  $107,672,968   $104,488,003  $106,975,844   $105,021,055
Money on Deposit                 $ 10,281,738   $ 10,281,738  $ 10,281,738   $ 10,281,738  $ 10,281,738   $ 10,281,738
Total Cash                       $120,727,920   $116,569,791  $117,954,706   $114,769,741  $117,257,582   $115,302,793

                                 August Wk 4     Sept. Wk 1    Sept. Wk 2     Sept. Wk 3    Sept. Wk 4       Total
                                 ------------   ------------  ------------   ------------  ------------   ------------
Revenue/Inflows:
 Service Revenue                 $ 13,939,750   $ 14,153,500  $ 14,153,500   $ 14,153,500  $ 14,153,500   $329,472,000
 Equipment Revenue                  1,801,500      1,914,500     1,914,500      1,914,500     1,914,500     41,072,000
 Other Inflows/Tax Payments         1,625,000      1,625,000     1,625,000      1,625,000     1,625,000     39,000,000
                                 -------------------------------------------------------------------------------------
Total Revenue/Inflows            $ 17,366,250   $ 17,693,000  $ 17,693,000   $ 17,693,000  $ 17,693,000   $409,544,000

Operating Expenses:
 Cost of Subscriber Equipment    $  3,271,250   $  3,857,000  $  3,857,000   $  3,857,000  $  3,857,000   $ 89,188,000
 Network Operating Expenses:
  Salaries and Benefits          $          0   $  1,877,220  $          0   $  1,877,220  $          0   $ 22,051,980
  Cell Site Leases                          0      4,275,892             0              0             0     25,114,764
  Interconnect/Backhaul             1,186,513      1,199,335     1,199,335      1,199,335     1,199,335     28,177,536
  Long Distance/Directory Asst.       980,163        990,755       990,755        990,755       990,755     23,277,096
  Software Maintenance                257,938        260,725       260,725        260,725       260,725      6,125,556
  Repairs/Maintenance                 515,875        521,450       521,450        521,450       521,450     12,251,100
  Maintenance/Other                   232,144        234,653       234,653        234,653       234,653      5,513,004
                                 -------------------------------------------------------------------------------------
 Subtotal Network Operating      $  3,172,633   $  9,360,030  $  3,206,918   $  5,084,138  $  3,206,918   $122,511,036
Total Operating Expenses         $  6,443,883   $ 13,217,030  $  7,063,918   $  8,941,138  $  7,063,918   $211,699,036

Sales, Marketing and G&A:
 Salaries and Benefits           $          0   $  2,165,310  $          0   $  2,165,310  $          0   $ 24,711,120
 Commissions                          492,405        511,254       511,254        511,254       511,254     11,669,144
 Travel                               434,475        451,106       451,106        451,106       451,106     10,296,300
 Occupancy                            202,755        210,516       210,516        210,516       210,516      4,804,940
 Advertising/Production               579,300        601,475       601,475        601,475       601,475     13,728,400
 Customer Care/Billing              1,853,760      1,924,720     1,924,720      1,924,720     1,924,720     43,930,880
 Restructuring Exps.(3)               230,275        241,363       241,363        241,363       241,363      5,439,204
 CTA                                  287,500              0             0              0       287,500      1,725,000
 Administrative Agent                       0              0             0              0             0        100,000
 Insurance                            301,236        312,767       312,767        312,767       312,767      7,138,768
 Payments to Leap                      50,436              0             0              0        50,436        302,616
 Utilities                            144,825        150,369       150,369        150,369       150,369      3,432,104
 Tax Payments                       1,000,000              0     2,500,000      3,000,000     1,000,000     39,000,000
 Other (3)                            439,245        456,541       456,541        456,541       456,541     10,305,532
                                 -------------------------------------------------------------------------------------
Total Sales, Marketing, and G&A  $  6,016,212   $  7,025,421  $  7,360,111   $ 10,025,421  $  6,198,047   $176,584,008

Capital Expenditures             $  1,256,250   $  1,256,250  $  1,256,250   $  1,256,250  $  1,256,250   $ 25,125,000

                                 -------------------------------------------------------------------------------------
Total Cap Ex and Inv.            $  1,256,250   $  1,256,250  $  1,256,250   $  1,256,250  $  1,256,250   $ 25,125,000

Total Cash Payments              $ 13,716,345   $ 21,498,701  $ 15,680,279   $ 20,222,809  $ 14,518,215   $413,408,044

Net Cash Inflow/(Outflow)        $  3,649,905  -$  3,805,701  $  2,012,721  -$  2,529,809  $  3,174,785  -$  3,864,044

Opening Cash Balance             $105,021,055   $108,670,960  $104,865,259   $106,877,980  $104,348,171   $111,387,000
Inflow/(Outflows)                $  3,649,905  -$  3,805,701  $  2,012,721  -$  2,529,809  $  3,174,785  -$  3,864,044
Net Cash Balance                 $108,670,960   $104,865,259  $106,877,980   $104,348,171  $107,522,956   $107,522,956
Money on Deposit                 $ 10,281,738   $ 10,281,738  $ 10,281,738   $ 10,281,738  $ 10,281,738   $ 10,281,738
Total Cash                       $118,952,698   $115,146,997  $117,159,718   $114,629,909  $117,804,694   $117,804,694

(1) From time to time, Cricket pays expenses on behalf of subsidiaries and affiliate corporations. Although reflected as expenses in the budget above, such payments are treated as capital contributions by Cricket to the subsidiary or loans by Cricket to the affiliate corporation, as applicable.

(2) Actual weekly cash flows may vary significantly from this cash budget due to the timing of vendor invoices. However, on a monthly basis, the cash forecast will more closely reflect actual cash flows.

8/1/2003                      COMPANY CONFIDENTIAL

                                    EXHIBIT J
                           TO THE DISCLOSURE STATEMENT

   DESCRIPTION OF NEW LEAP COMMON STOCK AND RELATED RISK FACTORS, NEW CRICKET
      COMMON STOCK, NEW LICENSE HOLDING COMPANY COMMON STOCK, NEW PROPERTY
       HOLDING COMPANY COMMON STOCK AND NEW OTHER SUBSIDIARY COMMON STOCK

         Capitalized terms used in this description and not otherwise defined herein have the meanings attributable to them in the Plan.

         The following is a brief description of the material terms of the New Leap Common Stock, New Cricket Common Stock, New License Holding Company Common Stock, New Property Holding Company Common Stock and New Other Subsidiary Common Stock. The summary of the terms of the New Leap Common Stock, New Cricket Common Stock, New License Holding Company Common Stock, New Property Holding Company Common Stock and New Other Subsidiary Common Stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Amended Debtor Certificates of Incorporation and the Amended Debtor Bylaws, each of which will be substantially in the form which will be Filed with the Plan Supplement and subject to modification by the Debtors (with the consent of the Informal Vendor Debt Committee) prior to the Effective Date. The Debtors urge you to read the Amended Debtor Certificates of Incorporation and the Amended Debtor Bylaws because they, and not this description, define the rights of the holders of New Leap Common Stock, New Cricket Common Stock, New License Holding Company Common Stock, New Property Holding Company Common Stock and New Other Subsidiary Common Stock.

NEW LEAP COMMON STOCK

         On the Effective Date, all of the shares of Old Leap Common Stock issued and outstanding or held in treasury will be cancelled and retired and, pursuant to the Plan, shares of New Leap Common Stock will be distributed to the Holders of Old Vendor Debt Claims and the Leap Creditor Trust for distribution to the Holders of Leap General Unsecured Claims.

         Each holder of New Leap Common Stock will be entitled to one vote for each share of New Leap Common Stock owned of record on all matters voted on by stockholders. The holders of the New Leap Common Stock will possess all voting power, except as otherwise required by law or provided in any resolution adopted by Leap's board of directors regarding any series of preferred stock. Cumulative voting of the shares of New Leap Common Stock is prohibited. Accordingly, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so. The New Leap Common Stock will have no subscription, redemption, conversion or preemptive rights. Subject to any preferential or other rights of any outstanding series of Leap's preferred stock that may be designated by Leap's board of directors, the holders of the New Leap Common Stock will be entitled to such dividends if, as and when declared from time to time by Leap's board of directors from legally available funds and upon liquidation will be entitled to receive pro rata all of Leap's assets available for distribution to the holders. The shares of New Leap Common Stock will be, when issued in exchange for the Old Vendor Debt Claims and the Leap General Unsecured Claims, fully paid and nonassessable.

         Leap does not expect that the New Leap Common Stock will be listed for trading on any national securities exchange, automated quotation service or over-the-counter trading markets following the Effective Date. The Debtors also expect that Reorganized Leap will not be a public company that files reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), following the Effective Date.

NEW CRICKET COMMON STOCK

         On the Effective Date, all of the shares of Old Cricket Common Stock issued and outstanding or held in treasury will be cancelled and retired and, pursuant to the Plan, shares of New Cricket Common Stock will be issued to Reorganized Leap.

         Each holder of New Cricket Common Stock will be entitled to one vote for each share of New Cricket Common Stock owned of record on all matters voted on by stockholders. The holders of the New Cricket Common Stock will possess all voting power, except as otherwise required by law or provided in any resolution adopted by Cricket's board of directors regarding any series of preferred stock. Cumulative voting of the shares of New Cricket Common Stock is prohibited. Accordingly, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so. The New Cricket Common Stock will have no subscription, redemption, conversion or preemptive rights. Subject to any preferential or other rights of any outstanding series of Cricket's preferred stock that may be designated by Cricket's board of directors, the holders of the New Cricket Common Stock will be entitled to such dividends if, as and when declared from time to time by Cricket's board of directors from legally available funds and upon liquidation will be entitled to receive pro rata all of Cricket's assets available for distribution to the holders. The shares of New Cricket Common Stock will be, when issued pursuant to the Plan, fully paid and nonassessable.

NEW LICENSE HOLDING COMPANY COMMON STOCK

         On the Effective Date, all of the shares of Old License Holding Company Common Stock issued and outstanding or held in treasury will be cancelled and retired and, pursuant to the Plan, shares of New License Holding Company Common Stock will be issued to Reorganized Leap.

         Each holder of New License Holding Company Common Stock will be entitled to one vote for each share of New License Holding Company Common Stock owned of record on all matters voted on by stockholders. The holders of the New License Holding Company Common Stock will possess all voting power, except as otherwise required by law or provided in any resolution adopted by the License Holding Company's board of directors regarding any series of preferred stock. Cumulative voting of the shares of New License Holding Company Common Stock is prohibited. Accordingly, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so. The New License Holding Company Common Stock will have no subscription, redemption, conversion or preemptive rights. Subject to any preferential or other rights of any outstanding series of the License Holding Company's preferred stock that may be designated by the License Holding Company's board of directors, the holders of the New License Holding Company Common Stock will be entitled to such dividends if, as and when declared from time to time by the License Holding Company's board of directors from legally available funds and upon liquidation will be entitled to receive pro rata all of the License Holding Company's assets available for distribution to the holders. The shares of New License Holding Company Common Stock will be, when issued in exchange for the Old License Holding Company Common Stock, fully paid and nonassessable.

NEW PROPERTY HOLDING COMPANY COMMON STOCK

         On the Effective Date, all of the shares of Old Property Holding Company Common Stock issued and outstanding or held in treasury will be cancelled and retired and, pursuant to the Plan, shares of New Property Holding Company Common Stock will be issued to Reorganized Cricket.

         Each holder of New Property Holding Company Common Stock will be entitled to one vote for each share of New Property Holding Company Common Stock owned of record on all matters voted on by stockholders. The holders of the New Property Holding Company Common Stock will possess all voting power, except as otherwise required by law or provided in any resolution adopted by the Property Holding Company's board of directors regarding any series of preferred stock. Cumulative voting of the shares of New Property Holding Company Common Stock is prohibited. Accordingly, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so. The New Property Holding Company Common Stock will have no subscription, redemption, conversion or preemptive rights. Subject to any preferential or other rights of any outstanding series of Property Holding Company's preferred stock that may be designated by the Property Holding Company's board of directors, the holders of the New Property Holding Company Common Stock will be entitled to such dividends if, as and when declared from time to time by the Property Holding Company's board of directors from legally available funds and upon liquidation will be entitled to receive pro rata all of Property Holding Company's assets available for distribution to the holders. The shares of New Property Holding Company Common Stock will be, when issued in exchange for the Old Property Holding Company Common Stock, fully paid and nonassessable.

NEW OTHER SUBSIDIARY COMMON STOCK

         On the Effective Date, all of the shares of Old Other Subsidiary Common Stock issued and outstanding or held in treasury will be cancelled and retired and, pursuant to the Plan, shares of New Other Subsidiary Common Stock will be issued to Reorganized Leap.

         Each holder of New Other Subsidiary Common Stock will be entitled to one vote for each share of New Other Subsidiary Common Stock owned of record on all matters voted on by stockholders. The holders of New Other Subsidiary Common Stock will possess all voting power, except as otherwise required by law or provided in any resolution adopted by the Other Subsidiary's board of directors regarding any series of preferred stock. Cumulative voting of the shares of New Other Subsidiary Common Stock is prohibited. Accordingly, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so. The New Other Subsidiary Common Stock will have no subscription, redemption, conversion or preemptive rights. Subject to any preferential or other rights of any outstanding series of the Other Subsidiary's preferred stock that may be designated by the Other Subsidiary's board of directors, the holders of the New Other Subsidiary Common Stock will be entitled to such dividends if, as and when declared from time to time by the Other Subsidiary's board of directors from legally available funds and upon liquidation will be entitled to receive pro rata all of such Other Subsidiary's assets available for distribution to the holders. The shares of New Other Subsidiary Common Stock will be, when issued in exchange for Old Other Subsidiary Common Stock, fully paid and nonassessable.

                              RELATED RISK FACTORS

     In addition to the section entitled "Risk Factors" included in Leap's Quarterly Report on Form 10-Q for the period ended March 31, 2003, which is attached to the Disclosure Statement as Exhibit E and incorporated herein by reference, and the other information included or incorporated by reference in the Disclosure Statement, the following risk factors should be considered. Capitalized terms used in the following risk factors that are not otherwise defined have the meanings attributable to them in the Plan.

RISKS RELATED TO THE NEW LEAP COMMON STOCK

IF AN ACTIVE TRADING MARKET DOES NOT DEVELOP FOR THE NEW LEAP COMMON STOCK, STOCKHOLDERS MAY NOT BE ABLE TO RESELL THEIR NEW LEAP COMMON STOCK

     Unless the holders of the New Leap Common Stock at the time of issuance are "underwriters" as that term is defined in Section 1145 of the Bankruptcy Code, the New Leap Common Stock will be freely tradable without restriction in the public market. Nonetheless, for various reasons, including those discussed below, it is unlikely that an active trading market will develop or be sustained for the New Leap Common Stock. If no active trading market develops, stockholders may not be able to resell their shares of New Leap Common Stock at their fair market value or at all.

     The shares of New Leap Common Stock are a new issuance of securities with no established trading market. The Debtors expect that the New Leap Common Stock will not be listed for trading on any national securities exchange, automated quotation service or over-the-counter trading markets following the Effective Date. The Debtors also expect that Reorganized Leap will not be a public company that files reports under Section 13(a) or 15(d) of the Exchange Act, following the Effective Date. Leap is not aware of any securities firm that intends to make a market in the New Leap Common Stock after the restructuring is completed, and any securities firm that does act as a market-maker could cease its market-making at any time.

LEAP'S STOCK PRICE MAY BE HIGHLY VOLATILE, THE SHARE PRICE OF THE NEW LEAP COMMON STOCK MAY DECREASE, AND STOCKHOLDERS COULD LOSE SOME OR ALL OF THEIR INVESTMENT

     The price at which the Old Leap Common Stock trades has fluctuated significantly in the past, and the price at which the New Leap Common Stock trades, if at all, may well continue to be highly volatile. If Leap's share price decreases, stockholders could lose some or all of their investment in New Leap Common Stock.

BECAUSE IT IS UNLIKELY THAT LEAP WILL PAY DIVIDENDS, STOCKHOLDERS WILL ONLY BE ABLE TO BENEFIT FROM HOLDING NEW LEAP COMMON STOCK IF THE STOCK APPRECIATES

     Leap currently intends to retain any future earnings to pay principal and interest on its indebtedness and to fund growth and, therefore, does not expect to pay any dividends in the foreseeable future. As a result of not collecting a dividend, stockholders will not experience a return on their investment, unless the price of the New Leap Common Stock appreciates and they sell their shares of New Leap Common Stock.

LEAP MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY BE UNAVAILABLE OR WHICH MAY RESULT IN DILUTION TO LEAP'S STOCKHOLDERS AND RESTRICT LEAP'S OPERATIONS

     Leap may seek to sell additional equity or debt securities or obtain a credit facility in order to finance its operations, which Leap may not be able to do on favorable terms or at all. Leap's ability to obtain additional debt and equity financing may be limited by restrictions in the New Senior Notes Indenture. The sale of additional equity or convertible debt securities could result in additional dilution to Leap's stockholders. If additional funds are raised through the issuance of debt securities or preferred stock, these securities could have rights that are senior to the New Leap Common Stock and any debt securities could contain covenants that would restrict Leap's and its subsidiaries' operations.

A MAJORITY OF THE NEW LEAP COMMON STOCK MAY BE HELD BY A SMALL NUMBER OF STOCKHOLDERS WHO COULD HAVE INTERESTS THAT CONFLICT WITH THE INTERESTS OF THE OTHER STOCKHOLDERS

     After giving effect to the issuance of New Leap Common Stock contemplated by the Plan, a majority of the New Leap Common Stock will be held by a small number of stockholders and their affiliates. This concentration of ownership will give those stockholders, if they act together, the power to control the outcome of matters requiring stockholder approval, including the election of directors, to take corporate action by written consent, and to hinder or delay a change of control of Leap.

THE FORWARD LOOKING STATEMENTS CONTAINED IN THE DISCLOSURE STATEMENT MAY NOT PROVE TO BE ACCURATE.

     The Disclosure Statement includes "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, in particular, the statements about the plans, strategies and prospects of the Debtors under the headings "Description of the Debtors' Business," "The Future Business of Reorganized Debtors," "Projections," and "Alternatives to Confirmation and Consummation of the Plan." Although the Debtors believe that their plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Debtors can give no assurance that their plans, intentions or expectations will be achieved.

     Important factors that could cause actual results to differ materially from the forward looking statements the Debtors made in the Disclosure Statement are set forth above in this "Risk Factors" section, in the "Risk Factors" section included in Leap's Quarterly Report on Form 10-Q for the period ended March 31, 2003, which is attached to the Disclosure Statement as Exhibit E and incorporated herein by reference, and elsewhere in the Disclosure Statement, and include the Debtors' ability to complete the restructuring in a timely fashion, the Debtors' ability to obtain and maintain normal terms with vendors and service providers and to maintain contracts that are critical to its operations, the potential adverse impacts of the Chapter 11 Cases on the liquidity or results of operations of the Debtors, the unsettled nature of the wireless market, the effects of competition, changes in economic conditions that could adversely affect the market for wireless services, regulatory or legal rulings adversely affecting the Debtors' rights to own and/or operate wireless licenses, and other factors described in Leap's filings with the SEC. All forward-looking statements attributable to the Debtors or persons acting on their behalf are expressly qualified in their entirety by these cautionary statements.

ADDITIONAL INFORMATION

         Anyone who receives this document may obtain a copy of the Amended Debtor Certificates of Incorporation and the Amended Debtor Bylaws, when available, without charge by writing to counsel to the Debtors: Latham & Watkins LLP, 633 West Fifth Street, Suite 4000, Los Angeles, California, USA, 90071,
Attention: Robert A. Klyman, Esq.

                                    EXHIBIT K
                           TO THE DISCLOSURE STATEMENT

                         DESCRIPTION OF NEW SENIOR NOTES
                            AND RELATED RISK FACTORS

ISSUER................................................     Cricket Communications, Inc. (the "Company") will be the issuer of the Notes

GUARANTEES............................................     Leap Wireless International, Inc. (the "Parent") and all
                                                           Restricted Subsidiaries of the Company and the Parent will be guarantors of the Notes. All current subsidiaries of the Company and the Parent will be Restricted Subsidiaries. Any new
                                                           Restricted Subsidiaries formed or acquired after the issuance of the Notes must also become guarantors when they become Restricted
                                                           Subsidiaries.

NOTES.................................................     13% Senior Secured Notes due 2010 (the "Notes")

PRINCIPAL AMOUNT......................................     $350,000,000.00

MATURITY..............................................     7 years from the date of issuance

COUPON/YIELD..........................................     Interest shall accrue on the Notes at a rate of 13% per annum and will be payable semiannually in cash, with the first such payment due approximately six months after the original issuance of the
                                                           Notes. For the first two years only, the Company will pay at least 1% interest in cash, and may, at the Company's option, pay the balance (i.e., up to 12%) by the issuance of additional Notes in lieu of cash.

SECURITY..............................................     The Parent, the Company and the Restricted Subsidiaries will pledge, as security for the Notes and the Guarantees, all of the assets of the Parent, and all of the stock and assets of the
                                                           Company and the Restricted Subsidiaries pursuant to a Security
                                                           Agreement and Pledge.

OPTIONAL REDEMPTION...................................     The Company may redeem the Notes, in whole or in part, at its option at any time and from time to time, upon not less than 30 nor more than 60 days' written notice, at a redemption price equal to the principal amount of the Notes being redeemed plus accrued interest and a redemption premium.

OFFER TO PURCHASE ON CHANGE OF CONTROL................     Within 30 days after a Change of Control, the Company is required to make an offer to purchase the Notes at a price equal to 101%
                                                           of the principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase.

COVENANTS.............................................     The indenture will contain restrictive covenants, including but not limited to covenants: (a) limiting the incurrence of
                                                           indebtedness and the issuance of disqualified stock, (b) limiting liens, (c) limiting restricted payments and restricted
                                                           investments, (d) limiting dividends and other payment
                                                           restrictions affecting restricted subsidiaries, (e) limiting the sale of capital stock of restricted subsidiaries, (f) limiting the issuance of guarantees by restricted subsidiaries,
                                                           (g) limiting affiliate transactions, (h) limiting sale-leaseback transactions, and (i) limiting asset sales.

EVENTS OF DEFAULT.....................................     The indenture will contain events of default, including but not limited to: (a) failure to pay principal when due, including upon redemption; (b) failure to pay interest within a grace period;
                                                           (c) failure to comply with merger restrictions, or to consummate an offer to purchase under the asset sale covenant or upon a change of control; (d) failure to comply with any other covenant for a specified period of time after notice of default from the trustee or holders of at least a specified percentage of the
                                                           Notes; (e) cross default to other indebtedness; (f) one or more uninsured final judgments in excess of a specified amount that are not paid or stayed pending appeal for a specified period; (g)
                                                           certain events of bankruptcy or insolvency; (h) the Security
                                                           Agreement and Pledge cease to be in effect; or (i) any Guarantee ceases to be in effect (other than upon a release of a Guarantor under the terms of the indenture).
MERGERS, SALES OF SUBSTANTIALLY
ALL ASSETS............................................     The indenture will contain provisions restricting the ability of the Parent, the Company and the Restricted Subsidiaries to merge, consolidate, sell all or substantially all of their assets, or engage in similar transactions.

AMENDMENTS AND CHANGES TO THE INDENTURE AND SECURITY
AGREEMENTS............................................     Amendments to the indenture and the Security Agreement and Pledge may be approved by the holders of record of a majority in
                                                           principal amount of the Notes, except for reductions in interest rates, releases of collateral, reduction in principal amount of the debt, extension of payment dates or extension of maturity, or any other matters which must be approved by each holder under the
                                                           Trust Indenture Act.

GOVERNING LAW.........................................     The indenture will be governed by the laws of the State of New
                                                           York

                              RELATED RISK FACTORS

     In addition to the section entitled "Risk Factors" included in Leap's Quarterly Report on Form 10-Q for the period ended March 31, 2003, which is attached to the Disclosure Statement as Exhibit E and incorporated herein by reference, and the other information included or incorporated by reference in the Disclosure Statement, the following risk factors should be considered. Capitalized terms used in the following risk factors that are not otherwise defined have the meanings attributable to them in the Plan.

RISKS RELATED TO THE NEW SENIOR NOTES

REORGANIZED CRICKET'S SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT ITS FINANCIAL HEALTH AND PREVENT IT FROM FULFILLING ITS OBLIGATIONS UNDER THE NEW SENIOR NOTES

     Cricket has now and, after the offering of the New Senior Notes, Reorganized Cricket will continue to have a significant amount of indebtedness. Reorganized Cricket's substantial indebtedness could have important consequences for New Senior Note holders. For example, it could:

     - make it more difficult for Reorganized Cricket to satisfy its obligations with respect to the New Senior Notes;

     - increase Reorganized Cricket's vulnerability to general adverse economic and industry conditions;

     - limit Reorganized Cricket's ability to fund future working capital, capital expenditures and other general corporate requirements;

     - require Reorganized Cricket to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

     - limit Reorganized Cricket's flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

     - place Reorganized Cricket at a competitive disadvantage compared to its competitors that have less debt; and

     - limit, along with the financial and other restrictive covenants in the New Senior Notes Indenture, among other things, the ability of Reorganized Cricket and its subsidiaries to borrow additional funds. The failure to comply with these covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on Reorganized Cricket, the subsidiary guarantors and the Debtors as a whole.

DESPITE CURRENT INDEBTEDNESS LEVELS, REORGANIZED CRICKET MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT, WHICH COULD FURTHER EXACERBATE THE RISKS ASSOCIATED WITH REORGANIZED CRICKET'S SUBSTANTIAL LEVERAGE

     Reorganized Cricket may be able to incur substantial additional indebtedness in the future. The terms of the New Senior Notes Indenture do not fully prohibit Reorganized Cricket and the subsidiary guarantors from incurring additional indebtedness. If new debt is added to Reorganized Cricket's current debt levels, the related risks that Cricket now faces could intensify.

SERVICING REORGANIZED CRICKET'S INDEBTEDNESS WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH, AND REORGANIZED CRICKET'S ABILITY TO GENERATE CASH WILL DEPEND ON MANY FACTORS BEYOND ITS CONTROL

     Reorganized Cricket's ability to make payments on and to refinance its indebtedness, including the New Senior Notes, and to fund working capital, capital expenditures, acquisitions and other general corporate purposes will depend on its ability to generate cash in the future. Reorganized Cricket's ability to generate cash flow, to a certain extent, will be subject to general economic, financial, competitive, legislative, regulatory and other factors that will be beyond Reorganized Cricket's control. There can be no assurance that Reorganized Cricket will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable it to pay its indebtedness, including the New Senior Notes, or to fund other liquidity needs. As a result, Reorganized Cricket may need to refinance all or a portion of its indebtedness, including the New Senior Notes, on or before maturity. If Reorganized Cricket is unable to generate sufficient cash flow and is unable to refinance or extend outstanding borrowings on commercially reasonable terms, Reorganized Cricket may have to:

         -    reduce or delay capital expenditures;

         -    sell assets;

         -    restructure debt; and/or

         -    obtain additional debt or equity financing.

There can be no assurance that Reorganized Cricket would be able to effect or implement any of these alternatives on satisfactory terms, if at all.

REORGANIZED CRICKET MAY NOT BE ABLE TO FINANCE FUTURE NEEDS OR ADAPT ITS BUSINESS PLAN TO CHANGES BECAUSE OF RESTRICTIONS PLACED ON IT BY THE NEW SENIOR NOTES INDENTURE

     The New Senior Notes Indenture contains covenants that restrict Reorganized Cricket's and the subsidiary guarantors' ability to make distributions or other payments to investors and creditors unless certain financial tests or other criteria are satisfied. Reorganized Cricket must also comply with certain specified ratios and tests. In addition, the New Senior Notes Indenture contains additional affirmative and negative covenants, including limitations on Reorganized Cricket's and the subsidiary guarantors' ability to incur additional debt, sell assets, create liens or other encumbrances, make certain payments and dividends and merge or consolidate. All of these restrictions could affect Reorganized Cricket's and the subsidiary guarantors' ability to operate their business and may limit their ability to take advantage of potential business opportunities as they arise.

     If Reorganized Cricket and the subsidiary guarantors do not comply with these or other covenants and restrictions contained in the New Senior Notes Indenture, Reorganized Cricket and the subsidiary guarantors could be in default under those agreements, and the debt, together with accrued interest, could then be declared immediately due and payable. Reorganized Cricket's and the subsidiary guarantors' ability to comply with these provisions may be affected by changes in economic or business conditions or other events beyond their control.

THE INDEBTEDNESS UNDER THE NEW SENIOR NOTES AND THE RELATED SUBSIDIARY GUARANTEES WILL BE STRUCTURALLY SUBORDINATED TO ANY INDEBTEDNESS OF REORGANIZED CRICKET'S NON-GUARANTOR SUBSIDIARIES

     Initially, all of Reorganized Cricket's subsidiaries will guarantee the New Senior Notes. However, in the future some of Reorganized Cricket's subsidiaries may not guarantee the New Senior Notes. Any indebtedness, including trade payables, incurred by any of Reorganized Cricket's subsidiaries that are not subsidiary guarantors will be structurally senior to the indebtedness under the New Senior Notes and the respective subsidiary guarantees, and the holders of any such indebtedness will have a claim against the assets of any such non-guarantor subsidiary that is prior to the claims of the holders of the New Senior Notes on those assets.

REORGANIZED CRICKET MAY BE UNABLE TO REPURCHASE THE NEW SENIOR NOTES UPON A CHANGE OF CONTROL

     Upon the occurrence of certain specific kinds of change of control events, Reorganized Cricket will be required to offer to repurchase all outstanding New Senior Notes at 101% of their principal amount, plus accrued interest. Any of Reorganized Cricket's future debt agreements also may contain a similar provision. Reorganized Cricket's ability to pay cash to the holders of the New Senior Notes in connection with such repurchase will be limited by its then existing financial resources. Accordingly, it is possible that Reorganized Cricket will not have sufficient funds at the time of the change of control to make the required repurchase of New Senior Notes.

In addition, future debt agreements may limit Reorganized Cricket's ability to purchase the New Senior Notes until all debt under those agreements is paid in full. If Reorganized Cricket fails to repurchase any notes submitted in a change of control offer, it would constitute an event of default under the New Senior Notes Indenture which could, in turn, constitute an event of default under Reorganized Cricket's other indebtedness, even if the change in control itself would not cause a default.

THE PROCEEDS FROM THE COLLATERAL SECURING THE NEW SENIOR NOTES MAY NOT BE SUFFICIENT TO PAY ALL AMOUNTS OWED UNDER THE NEW SENIOR NOTES IF AN EVENT OF DEFAULT OCCURS, EVEN IF THE FAIR MARKET

VALUE OF THE COLLATERAL WOULD OTHERWISE BE SUFFICIENT TO PAY THE AMOUNTS OWED UNDER THE NEW SENIOR NOTES

     The New Senior Notes and guarantees will be effectively subordinated to any future equipment financing and purchase money debt, in each case to the extent of the assets securing that indebtedness. As a result, upon any distribution to Reorganized Cricket's creditors or the creditors of any subsidiary guarantors in bankruptcy, liquidation, reorganization or similar proceedings, or following acceleration of Reorganized Cricket's indebtedness or an event of default under such indebtedness, Reorganized Cricket's lenders under its equipment financing and purchase money indebtedness will be entitled to be repaid in full from the proceeds of the assets securing such indebtedness before any payment is made to the New Senior Note holders from such proceeds. Consequently, it is possible that the liquidation of the New Senior Notes Collateral would not produce proceeds in an amount sufficient to pay the principal of, or premium, if any, and accrued interest and liquidated damages, if any, on the New Senior Notes after also satisfying the obligations to pay any other senior secured creditors, even if the fair market value of the collateral would otherwise be sufficient to pay the amounts owed under the notes. There can be no assurance that the fair market value of the New Senior Notes Collateral would be sufficient to pay the amounts due under the notes, even absent any equipment financing or purchase money indebtedness. An event of default or acceleration of Reorganized Cricket's and the subsidiary guarantors' other senior secured debt also may prohibit Reorganized Cricket and the subsidiary guarantors from paying the notes or the guarantees.

FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID GUARANTEES AND REQUIRE NOTEHOLDERS TO RETURN PAYMENTS RECEIVED FROM GUARANTORS

     Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to, all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

     - received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee;

     -   was insolvent or rendered insolvent by reason of such incurrence;

     - was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

     - intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

     - the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

     - if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

     -   it could not pay its debts as they become due.

     After giving effect to the restructuring of their indebtedness described in the Disclosure Statement and other factors, the Debtors believe that each subsidiary guarantor, after giving effect to its guarantee of the New Senior Notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. The Debtors cannot predict, however, what standard a court would apply in making such determinations or that a court would agree with their conclusions in this regard.

IF AN ACTIVE TRADING MARKET DOES NOT DEVELOP FOR THE NEW SENIOR NOTES, THE NOTEHOLDERS MAY NOT BE ABLE TO RESELL THEIR NEW SENIOR NOTES

     Unless the holders of the New Senior Notes at the time of issuance are "underwriters" as that term is defined in Section 1145 of the Bankruptcy Code, the New Senior Notes will be freely tradable without restriction in the public market. Nonetheless, for various reasons, including those discussed below, the Debtors are unable to predict whether an active trading market will develop or be sustained for the New Senior Notes. If no active trading market develops, New Senior Note holders may not be able to resell their New Senior Notes at their fair market value or at all.

     The New Senior Notes are a new issuance of securities with no established trading market. The Debtors expect that the New Senior Notes will not be listed for trading on any national securities exchange, automated quotation service or over-the-counter trading markets following the Effective Date. The Debtors also expect that Reorganized Leap will not be a public company that files reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, following the Effective Date. The Debtors are not aware of any securities firm that intends to make a market in the New Senior Notes after this offering is completed, and any securities firm that does act as a market-maker could cease its market-making at any time. In addition, the liquidity of the trading market in the New Senior Notes, and the market price quoted for the New Senior Notes, may be adversely affected by changes in the overall market for debt securities and by changes in the financial performance or prospects of the Debtors or in the prospects for companies in the wireless telecommunications industry generally. While Cricket does not anticipate that Reorganized Cricket or its securities will be rated by any rating agency, if Reorganized Cricket or its securities are rated and are subsequently downgraded by any rating agency, the trading price of the New Senior Notes may be adversely effected.

THE NEW SENIOR NOTES MAY BE REDEEMED AT REORGANIZED CRICKET'S OPTION IMMEDIATELY

     The terms of the New Senior Notes Indenture provide that Reorganized Cricket may redeem the New Senior Notes at any time after issuance at their principal amount, plus a premium and accrued interest. As a result, holders of the New Senior Notes may not hold the New Senior Notes until maturity
                                      -7-
and, therefore, may not receive the interest on the New Senior Notes for the duration of the stated term of the New Senior Notes.

THE FORWARD LOOKING STATEMENTS CONTAINED IN THE DISCLOSURE STATEMENT MAY NOT PROVE TO BE ACCURATE.

     The Disclosure Statement includes "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, in particular, the statements about the plans, strategies and prospects of the Debtors under the headings "Description of the Debtors' Business," "The Future Business of Reorganized Debtors," "Projections," and "Alternatives to Confirmation and Consummation of the Plan." Although the Debtors believe that their plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Debtors can give no assurance that their plans, intentions or expectations will be achieved.

     Important factors that could cause actual results to differ materially from the forward looking statements the Debtors made in the Disclosure Statement are set forth above in this "Risk Factors" section, in the "Risk Factors" section included in Leap's Quarterly Report on Form 10-Q for the period ended March 31, 2003, which is attached to the Disclosure Statement as Exhibit E and incorporated herein by reference, and elsewhere in the Disclosure Statement, and include the Debtors' ability to complete the restructuring in a timely fashion, the Debtors' ability to obtain and maintain normal terms with vendors and service providers and to maintain contracts that are critical to its operations, the potential adverse impacts of the Chapter 11 Cases on the liquidity or results of operations of the Debtors, the unsettled nature of the wireless market, the effects of competition, changes in economic conditions that could adversely affect the market for wireless services, regulatory or legal rulings adversely affecting the Debtors' rights to own and/or operate wireless licenses, and other factors described in Leap's filings with the SEC. All forward-looking statements attributable to the Debtors or persons acting on their behalf are expressly qualified in their entirety by these cautionary statements.

                                   EXHIBIT L

                           ONGOING LITIGATION MATTERS

        CASE NO.
     COUNTY/COURT                              CASE NAME/TITLE                       GENERAL DESCRIPTION
Case No. C03029-2001                     ENDESA, S.A., ETC., AL. VS.            Endesa's lawsuit against Leap
19th Civil Court of Santiago,            LEAP WIRELESS INTERNATIONAL,           for alleged breach of
Chile                                    INC. (AND RELATED                      representations and warranties
                                         COUNTERCLAIMS)                         in contract for sale of business
                                                                                in Chile.

GIC 769900                               LEAP WIRELESS INTERNATIONAL,           Leap's action to recover
Superior Court of the State of           INC. VS. ENDESA, S.A., ETC., ET        payment on installment
California                               AL. (SAN DIEGO)                        purchase note for sale of
County of San Diego                                                             business in Chile.

US District Court                        LEAP WIRELESS V. COLLIER               Claim against law firm
Southern District of CA                  SHANNON SCOTT                          regarding representation

Sup. Court of AZ Tax Court               CRICKET COMMUNICATIONS VS CITY         Public Utilities Tax Issue. Appeal
                                         OF TUCSON                              of adverse ruling imposing public
                                                                                utility taxes.

Exhibit M - Valuation of Reorganized Leap (1)

INTRODUCTION

To assist the Debtors' management in evaluating the Plan and the distributions that holders of Claims and Interests will receive under the Plan, the Debtors' management requested that the Debtors' financial advisor, UBS Securities LLC ("UBS") (formerly known as UBS Warburg LLC), undertake an analysis of the estimated range of the going concern enterprise value of Reorganized Leap (including the other Debtors, on a consolidated basis), after giving effect to the reorganization as set forth in the Plan. In performing this analysis, UBS has assumed that substantially all assets of value currently residing at Leap Wireless International, Inc. (including cash and wireless spectrum assets) are distributed for the benefit of Leap creditors as contemplated by the Plan, and the analysis referenced herein relates to only the business and assets remaining within Reorganized Leap and its subsidiaries post-reorganization.

In conducting its analysis, UBS, among other things: (a) reviewed certain publicly-available business and historical financial information relating to the Debtors; (b) reviewed certain internal financial information and other data relating to the business and financial prospects of Reorganized Leap, including the financial projections through 2011 (the "Financial Projections") prepared by management of Leap and its operating subsidiary, Cricket Communications, of which projection years 2003 to 2010 are set forth under "Exhibit G-Projections for Reorganized Leap," which were provided to UBS by the Debtors; (c) conducted discussions with members of the Debtors' senior management concerning the business and financial prospects of Reorganized Leap; (d) reviewed publicly-available financial and stock market data with respect to certain other companies in lines of business UBS believed to be comparable in certain respects to Reorganized Leap's businesses; (e) reviewed the financial terms, to the extent available, of certain completed or announced transactions involving companies or wireless spectrum assets that UBS believed to be generally relevant; (f) considered certain industry and economic information relevant to Reorganized Leap's businesses; (g) reviewed the Plan and the information in this Disclosure Statement as of July 8, 2003; and (h) conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

THE ESTIMATED GOING CONCERN ENTERPRISE VALUE OF REORGANIZED LEAP SET FORTH IN THIS SECTION REPRESENTS A HYPOTHETICAL VALUATION OF REORGANIZED LEAP, ASSUMING THAT REORGANIZED LEAP CONTINUES AS AN OPERATING BUSINESS, ESTIMATED BASED ON VARIOUS VALUATION METHODOLOGIES. IT DOES NOT PURPORT TO CONSTITUTE AN APPRAISAL OR NECESSARILY REFLECT THE ACTUAL MARKET VALUE THAT MIGHT BE REALIZED THROUGH A SALE OR LIQUIDATION OF REORGANIZED LEAP, ITS SECURITIES OR ITS ASSETS, WHICH VALUE MAY BE SIGNIFICANTLY HIGHER OR LOWER. ACCORDINGLY, SUCH ESTIMATED GOING CONCERN ENTERPRISE VALUE IS NOT NECESSARILY INDICATIVE OF THE PRICES AT WHICH THE NEW COMMON STOCK OR OTHER SECURITIES OF REORGANIZED LEAP MAY TRADE AFTER GIVING EFFECT TO THE REORGANIZATION SET FORTH IN THE PLAN, WHICH PRICES MAY BE SIGNIFICANTLY HIGHER OR LOWER THAN INDICATED BY SUCH ESTIMATE. The actual value of an operating business, such as Reorganized Leap, is subject to various factors, many of which are beyond the control or knowledge of the Debtors or UBS, and such value will fluctuate with changes in such factors. In addition, the market prices of Reorganized Leap's securities

-----------------
(1) Capitalized terms used herein and not defined herein have the meaning ascribed thereto in the First Amended Joint Plan of Reorganization dated as of July 30, 2003 (the "Plan") will depend upon, among other things, prevailing interest rates, conditions in the financial markets, the investment decisions of prepetition creditors receiving such securities under the Plan (some of whom may prefer to liquidate their investment rather than hold it on a long-term basis), and other factors that generally influence the prices of securities. There can be no assurance as to the trading market, if any, that may be available in the future with respect to Reorganized Leap's securities.

UBS's analysis was undertaken solely for the purpose of assisting the Debtors' management in evaluating the Plan and the distributions that holders of Claims and Interests will receive under the Plan. UBS's analysis addresses the estimated going concern enterprise value of Reorganized Leap and does not address any other aspect of the proposed reorganization, the Plan, any other transactions, or the Debtors' underlying business decision to effect the reorganization set forth in the Plan. UBS'S ESTIMATED GOING CONCERN ENTERPRISE VALUE OF REORGANIZED LEAP DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF CLAIMS OR INTERESTS AS TO HOW SUCH PERSON SHOULD VOTE OR OTHERWISE ACT WITH RESPECT TO THE PLAN. UBS has not been asked to, nor did UBS, express any view as to what the value of Reorganized Leap's securities will be when issued pursuant to the Plan or the prices at which they may trade in the future. The estimated going concern enterprise value of Reorganized Leap set forth herein does not constitute an opinion as to fairness from a financial point of view to any person of the consideration to be received by such person under the Plan or of the terms and provisions of the Plan.

UBS's analysis is based upon, among other things, Reorganized Leap achieving the Financial Projections prepared by management. The future results of Reorganized Leap are dependent upon various factors, many of which are beyond the control or knowledge of the Debtors, and consequently are inherently difficult to project. The financial results reflected in the Financial Projections are in certain respects materially better than the recent historical results of operations of the Debtors. Reorganized Leap's actual future results may differ materially from the Financial Projections and such differences may affect the value of Reorganized Leap. See "Exhibit G-Projections for Reorganized Leap." ACCORDINGLY, FOR THESE AND OTHER REASONS, SUCH ESTIMATED GOING CONCERN ENTERPRISE VALUE IS NOT NECESSARILY INDICATIVE OF ACTUAL VALUE, WHICH MAY BE SIGNIFICANTLY HIGHER OR LOWER THAN THE ESTIMATES HEREIN.

In addition, the estimated going concern enterprise value of Reorganized Leap in this section is with respect to Reorganized Leap as reorganized pursuant to the Plan. UBS has not been asked to address, and has not addressed, the estimated going concern enterprise value of Leap as reorganized under a plan different from the Plan (including any plan involving the investment of new money to fund business expansion).

As part of its investment banking business, UBS is regularly engaged in evaluating businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements, restructurings and reorganizations and valuations for estate, corporate and other purposes. In the ordinary course of business, UBS, its successors and affiliates may trade securities of the Debtors for the accounts of their customers and may in the future trade securities of Reorganized Leap for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

UBS completed its analysis on July 17, 2003 and delivered its analysis to the Debtors' management on July 17, 2003.

METHODOLOGY

In preparing its valuation, UBS performed a variety of financial analyses and considered a variety of factors. The following is a brief summary of the material financial analyses performed by UBS, which included (a) an analysis of the market value and trading multiples of selected publicly-held companies in lines of business UBS believed to be comparable in certain respects to Reorganized Leap's businesses, (b) an analysis of selected completed or announced transactions involving companies or wireless spectrum assets UBS believed to be generally relevant and (c) a discounted cash flow analysis to estimate the present value of Reorganized Leap's future consolidated, unlevered, after-tax cash flows available to debt and equity investors based on the Financial Projections. The summary does not purport to be a complete description of the analyses performed and factors considered by UBS. The preparation of a valuation analysis is a complex analytical process involving various judgmental determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular facts and circumstances, and such analyses and judgments are not readily susceptible to summary description. In particular, UBS's valuation of Reorganized Leap reflects, among other things, the following:

- the assumption that virtually all assets of value currently residing at Leap Wireless International, Inc. (including cash and wireless spectrum assets) are distributed for the benefit of Leap creditors as contemplated by the Plan and are not part of Reorganized Leap;

- UBS has applied its financial analysis to both the Debtors' primary line of business (wireless telecommunications) as well as the excess wireless spectrum assets assumed to remain within Reorganized Leap post-reorganization ("excess spectrum");

- UBS has relied on management forecasts of excess cash on hand as of the assumed effective date (defined as cash expected by management to be held by Reorganized Leap post-reorganization and not planned to be utilized in the realization of its business projections); and

- UBS has aggregated the implied valuation of the Debtors' primary line of business with the implied valuation of its excess spectrum and excess cash to establish a going concern enterprise value for Reorganized Leap on a consolidated basis.

UBS believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all its analyses, could create a misleading or incomplete view of the processes underlying UBS's conclusions. UBS did not draw, in isolation, conclusions from or with regard to any one analysis or factor, nor did UBS place any particular reliance or weight on any individual analysis. Rather, UBS arrived at its views based on all the analyses undertaken by it assessed as a whole.

For purposes of UBS's analysis, the estimated going concern enterprise value of Reorganized Leap equals the value of its fully diluted common equity plus its outstanding debt, determined based on Reorganized Leap, on a consolidated basis, as an operating business, after giving effect to the reorganization set forth in the Plan.

SELECTED PUBLICLY-TRADED COMPANIES ANALYSIS. UBS analyzed the market value and trading multiples of selected publicly-held companies in lines of business UBS believed to be comparable in certain respects to Reorganized Leap's businesses. To the extent such selected companies also operated in lines of business that were unlike the Debtors, UBS made adjustments to the market values and other financial data of the selected companies as appropriate. UBS calculated the enterprise value of the selected companies as a multiple of certain historical and projected financial data of such companies (adjusted as described above). UBS then analyzed those multiples and compared them with multiples derived by assigning a range of going concern enterprise values to Reorganized Leap and dividing those enterprise values by the corresponding historical and projected financial data of Reorganized Leap. The projected financial data for Reorganized Leap were based on the Financial Projections and the projected financial data for the selected companies were based on publicly available research analyst reports and other publicly available information.

Although the selected companies were used for comparison purposes, no selected company is either identical or directly comparable to Reorganized Leap. Accordingly, UBS's comparison of the selected companies to Reorganized Leap and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and of Reorganized Leap.

SELECTED TRANSACTIONS ANALYSIS. UBS reviewed selected completed or announced transactions involving companies or wireless spectrum assets that UBS believed to be generally relevant. UBS calculated the enterprise value of the companies or wireless spectrum assets implied by the transactions as a multiple of certain historical financial data of such companies. To the extent such companies also operated in lines of business that were unlike the Debtors, UBS made adjustments to the enterprise values and historical financial data of the selected companies as appropriate. UBS then analyzed those multiples and compared them with the multiples derived by assigning a range of going concern enterprise values to operations and excess spectrum of Reorganized Leap and dividing those enterprise values by the corresponding historical financial data of Reorganized Leap.

Although the selected transactions were used for comparison purposes, no selected transaction is either identical or directly comparable to those set forth in the Plan and no companies or wireless spectrum assets involved in the selected transactions were either identical or directly comparable to the operations and excess spectrum of Reorganized Leap. Accordingly, UBS's analysis of the selected transactions was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in transaction structure, financial and operating characteristics of the companies and wireless spectrum assets involved and other factors that could affect the relative values achieved in such transactions and the enterprise value of Reorganized Leap. In reviewing the relevant transactions, UBS noted that many of the transactions were announced in a materially more favorable valuation environment for telecommunications companies and for wireless spectrum assets.

DISCOUNTED CASH FLOW ANALYSIS. UBS performed a discounted cash flow analysis to estimate the present value of Reorganized Leap's future consolidated, unlevered, after-tax cash flows available to debt and equity investors based on the Financial Projections. UBS used the Financial Projections of Reorganized Leap's consolidated cash flow through 2011. For the purpose of calculating the terminal value as of 2011, the cash flow projection from the Debtors' financial projections for 2011 was adjusted for a statutory tax rate and the assumption that annual depreciation expense would equal annual capital expenditures. UBS calculated a range of terminal values by applying a range of perpetual growth factors to the terminal year cash flow projection. UBS then applied a range of discount rates to arrive at a range of present values of those cash flows and terminal values. The discounted cash flow analysis also involves complex considerations and judgments concerning appropriate adjustments to terminal year cash flows for perpetuity purposes, perpetuity growth factors and discount rates.

ESTIMATED GOING CONCERN ENTERPRISE VALUE OF REORGANIZED LEAP

IN CONNECTION WITH UBS'S ANALYSIS, WITH THE DEBTORS' CONSENT, UBS HAS NOT ASSUMED ANY RESPONSIBILITY FOR INDEPENDENT VERIFICATION OF ANY OF THE INFORMATION PROVIDED TO UBS, PUBLICLY AVAILABLE TO UBS OR OTHERWISE REVIEWED BY UBS, AND UBS, WITH THE DEBTORS' CONSENT, HAS RELIED ON SUCH INFORMATION BEING COMPLETE AND ACCURATE IN ALL MATERIAL RESPECTS. UBS HAS FURTHER RELIED UPON THE REPRESENTATIONS OF THE DEBTORS' SENIOR MANAGEMENT THAT THEY ARE NOT AWARE OF ANY FACTS OR CIRCUMSTANCES THAT WOULD MAKE SUCH INFORMATION INACCURATE OR MISLEADING. WITH RESPECT TO THE DEBTORS' FINANCIAL PROJECTIONS, UBS HAS ASSUMED, AT THE DEBTORS' DIRECTION, THAT SUCH FINANCIAL PROJECTIONS HAVE BEEN REASONABLY PREPARED ON A BASIS REFLECTING THE BEST CURRENTLY AVAILABLE ESTIMATES AND JUDGMENTS OF THE DEBTORS' SENIOR MANAGEMENT AS TO THE FUTURE PERFORMANCE OF REORGANIZED LEAP AFTER GIVING EFFECT TO THE REORGANIZATION AS SET FORTH IN THE PLAN.

In addition, with the Debtors' consent, UBS has not independently evaluated the achievability of the Financial Projections or the reasonableness of the assumptions upon which they are based. Furthermore, with the Debtors' consent, UBS has not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Debtors that will be part of Reorganized Leap, nor has UBS been furnished with any such evaluation or appraisal.

UBS has also assumed, with the Debtors' consent, among other things, the following (as to which UBS makes no representation):

- The Plan will be confirmed and consummated in accordance with its terms, and the Debtors will be reorganized as set forth in the Plan;

- For purposes of the UBS analysis, the effective date will be September 30, 2003;

- Reorganized Leap's capitalization and available cash will be as set forth in the Plan and this Disclosure Statement. In particular, the pro forma principal amount of indebtedness of Reorganized Leap (on a consolidated book basis) as of the effective date will be $426.9 million ($423.7 million, net of GAAP accounting discount);

- Debtors' existing tax benefits and attributes (including net operating loss carryforwards) will be completely utilized as part of the reorganization and no such existing benefits will be available to Reorganized Leap, as reflected in the Plan and the Financial Projections prepared by the Debtors;

- Reorganized Leap will be able to obtain all future financings on the terms and at the times necessary to achieve the Financial Projections;

- Neither the Debtors nor Reorganized Leap will engage in any material asset sales or other strategic transaction, and no such asset sales or strategic transactions are required to meet Reorganized Leap's ongoing cash requirements;

- All governmental, regulatory or other consents and approvals necessary for the consummation of the Plan will be obtained without any material adverse effect on Reorganized Leap or the Plan;

- There will not be any material change in the business, condition (financial or otherwise), results of operations, assets, liabilities or prospects of the Debtors other than as reflected in the Financial Projections; and

- There will not be any material change in economic, market, financial and other conditions.

The estimated range of the going concern enterprise value of Reorganized Leap is necessarily based on economic, market, financial and other conditions as they existed on, and on the information available to UBS as of the date of its analysis, July 17, 2003. Although subsequent developments may affect UBS's analysis and views, UBS does not have any obligation to update, revise or reaffirm its estimate.

Based upon and subject to the review and analysis described herein, and subject to the assumptions, limitations and qualifications described herein, UBS's view, as of July 17, 2003, was that, subject to no material change in economic, market, financial or other conditions and no material change in the condition, projections or prospects of Reorganized Leap, the estimated going concern enterprise value of Reorganized Leap, as of the assumed effective date (September 30, 2003), would be in a range between $560 million and $683 million.

                                                                       EXHIBIT N

          RECONCILIATION OF TOTAL LIABILITIES REPORTED BY LEAP WIRELESS

                  Set forth below is a chart and related footnotes that reconciles total liabilities reported by Leap Wireless International, Inc. in its Chapter 11 Petition, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and Leap's Schedules filed with the Bankruptcy Court. For presentation of Leap's standalone total liabilities reported in its Form 10-Q, please see Note 7 to Leap's consolidated financial statements starting at page 18 of Leap's Form 10-Q.

                                              LEAP WIRELESS              LEAP WIRELESS              LEAP WIRELESS
                                             CH. 11 PETITION               FORM 10-Q                  SCHEDULES
                                          (DATA AS OF 3/01/03)       (DATA AS OF 3/31/03)       (DATA AS OF 4/13/03)
                                          --------------------       --------------------       --------------------
SCHEDULE D:
 Senior notes (1)
   Face value (1)                             $225,000,000              $ 225,000,000              $  225,000,000
   Discount (warrants) (2)                                                (47,033,123)
   Accrued interest (3)                          9,374,500                                             13,906,250

 Note payable (NTCH) (4)
   Face value (4)                                7,971,575                  8,383,942                   8,383,942
   Discount (5)                                                              (361,653)

 Qualcomm term loan (6)
   Face value (6)                                1,527,215                  1,537,364                   1,541,501
   Discount (7)                                                              (737,028)
 Vendor debt (8)                                                                                    1,611,128,534

                                              -------------------------------------------------------------------
Subtotal                                       243,873,290                186,789,502               1,859,960,227
                                              -------------------------------------------------------------------

SCHEDULE F:
 Senior discount notes (9)
   Face value (10)                             668,000,000                668,000,000                 668,000,000
   Discount (unamortized OID) (11)                                       (165,965,168)               (165,965,168)
   Discount (warrants) (12)                                               (75,944,441)

 Excess accrued interest (13)                                                                           2,844,112

 Senior Notes - also listed as secured
 debt (14)                                                                                            224,632,764
                                              -------------------------------------------------------------------

Subtotal                                       668,000,000                426,090,391                 729,511,708

All other Unsecured Debt (15)                   20,974,521                 35,564,238                   3,927,074
                                              -------------------------------------------------------------------

Subtotal                                       688,974,521                461,654,629                 733,438,782
                                              ===================================================================

SCHEDULE E (16):                                                                                        1,537,685
                                              -------------------------------------------------------------------

TOTAL LIABILITIES                             $932,847,811              $ 648,444,131              $2,594,936,694
                                              ===================================================================

                 NOTES TO RECONCILIATION OF CERTAIN LIABILITIES

(1) In February 2000, Leap completed an offering of 225,000 senior units, each senior unit consisting of one 12.5% senior note due 2010 and one warrant to purchase Leap common stock. Each senior note has a principal amount at maturity of $1,000. The aggregate outstanding principal amount of the senior notes is $225,000,000. Interest on the senior notes is payable semi-annually. Under the terms of the senior units offering, a portion of the proceeds of the senior units offering was invested in an account pledged by Leap to secure the first seven interest payments and certain other obligations under the senior notes. As of the Petition Date, there was approximately $14.3 million in the pledged account. By order of the Bankruptcy Court, on May 7, 2003 approximately $14.1 million was distributed to the holders of the senior notes in payment of accrued interest that was payable on April 15, 2003. The remaining approximately $200,000 in the pledged account is now collateral securing Leap's obligations under the senior notes. All outstanding amounts under the senior notes in excess of the approximately $200,000 pledged account are general unsecured obligations of Leap.

(2) Under U.S. generally accepted accounting principles (GAAP), Leap is required to allocate a portion of the value received from the senior units offering to the fair value of the warrants issued to the senior note holders in the offering. The amount allocated to the fair value of the warrants is reflected in Leap's GAAP financial statements as "discount" and is amortized over the life of the senior notes using the effective interest method. The $47,033,123 reflected as "discount" on the senior notes in the financial statements included in Leap's Form 10-Q for the quarter ended March 31, 2003 is the remaining unamortized portion of the value previously allocated to the warrants. However, as of the Petition Date, the full $225,000,000 aggregate principal amount outstanding under the senior notes became due and payable, so that amount was reported in Leap's Schedules.

(3) Accrued interest for the senior notes is included in Other Current Liabilities on Leap's consolidated balance sheets in Leap's Form 10-Q for the quarter ended March 31, 2003 (See Note (15)), in contrast to the presentation in the Petition and the Schedules. The difference between the amounts of accrued interest reflected in the Petition (shown as of March 1, 2003) and in the Schedules (shown as of April 13, 2003) is due to the accrual of additional interest on the senior notes with the passage of time.

(4) In April 2002, Leap completed the exchange of certain wireless licenses with NTCH and in connection with that transaction, Leap issued to NTCH a note payable totaling approximately $8.4 million, which is secured by a pledge of the stock of a Leap subsidiary that owns wireless licenses not used in the Cricket business. The note is in default. The face value of the NTCH debt reflected in the Petition was erroneously shown to be net of a scheduled April principal installment payment that was not made. The actual outstanding principal amount of the NTCH debt that should have been reflected on the Petition is $8,383,942, and that amount was reported in Leap's Schedules.

(5) Under U.S. GAAP accounting, Leap is required to present indebtedness in its financial statements net of a deemed "discount" if the stated interest rate under an obligation is less than the prevailing market interest rates at the time the debt is incurred. The amount of the "discount" is the difference between the stated interest rates and management's best estimate of the prevailing market interest rates at the time the debt is incurred, and is amortized over the life of the debt using the effective interest method. The $361,653 reflected as "discount" on the NTCH note in the financial statements included in Leap's Form 10-Q for the quarter ended March 31, 2003 is the remaining unamortized portion of the deemed "discount" on the NTCH note. However, the full principal amount of $8,383,942 is due and payable under the note, and that amount was reported in Leap's Schedules.

(6) In January 2001, Leap entered into a secured loan agreement with Qualcomm Incorporated under which Qualcomm agreed to loan Leap approximately $125.3 million to finance the acquisition of wireless licenses in the FCC's Auction #35. Under the agreement, Leap borrowed approximately $1.5 million to pay loan fees payable under the agreement. This note accrues interest at a variable rate based on LIBOR and accrued interest is added to the outstanding principal amount of the note. The differences in the outstanding amounts shown as of March 1, 2003 in the Petition, as of March 31, 2003 in the Form 10-Q and as of April 13, 2003 in the Schedules reflect the accrual of additional interest on the note with the passage of time.

(7) As more fully discussed in Note (5) above, under U.S. GAAP accounting, Leap is required to present indebtedness in its financial statements net of a deemed "discount" if the stated interest rate under an obligation is less than the prevailing market interest rates at the time the debt is incurred. The $737,028 reflected as "discount" on the Qualcomm note in the financial statements included in Leap's Form 10-Q for the quarter ended March 31, 2003 is the remaining unamortized portion of the deemed "discount" on the Qualcomm note. However, the full outstanding amount of $1,541,501 is due and payable under the note, and that amount was reported in Leap's Schedules.

(8) In connection with the senior secured vendor debt facilities of Cricket Communications, Inc., Leap has pledged to the vendor debt collateral pool the stock of substantially all of Leap's subsidiaries that own FCC wireless licenses, as security for the repayment of Cricket's indebtedness under the vendor debt facilities. Leap did not specifically guarantee this debt. As a result of these pledges of Leap's property as security for the vendor debt, and in accordance with the instructions to the Schedules, Leap reported the approximately $1.6 billion amount outstanding under the senior secured vendor debt facilities on its Schedule D.

(9) In February 2000, Leap completed an offering of 668,000 senior discount units, each senior discount unit consisting of one 14.5% senior discount note due 2010 and one warrant to purchase Leap common stock. The senior discount notes were issued with substantial original issue discount (OID). Each senior discount note had an initial accreted value of $486.68 and the accreted value increases over time as interest accrues on the notes through April 15, 2005. Interest on the senior discount notes (whether accreted or cash pay) is payable semi-annually. The senior discount notes do not begin to accrue cash interest until April 15, 2005. Each senior discount note has a principal amount at maturity of $1,000. The senior discount notes are general unsecured obligations of Leap.

(10) In preparing its Petition, Leap erroneously included the $668 million face amount at maturity of the senior discount notes as a liability rather than the approximately $500 million accreted value of the senior discount notes which is currently due and payable.

(11) In its GAAP financial statements, the original issue discount that accretes as interest accrues under the senior discount notes is reflected as discount. Of the total amounts shown as discount on the senior discount notes in the financial statements included in Leap's Form 10-Q for the quarter ended March 31, 2003, $165,965,168 is the remaining unamortized portion of the original issue discount. However, the approximately $500,000,000 accreted value under the senior notes became due and payable as of the Petition Date, and accordingly, that amount is reported on Leap's Schedules.

(12) Under U.S. GAAP, Leap is required to allocate a portion of the value received from the senior discount units offering to the fair value of the warrants received by the senior discount note holders in the offering. The amount allocated to the fair value of the warrants is reflected in Leap's GAAP financial statements as "discount" and is amortized over the life of the senior discount notes using the effective interest method. Of the total amounts shown as discount on the senior discount notes in the financial statements included in Leap's Form 10-Q for the quarter ended March 31, 2003, $75,944,441 is the remaining unamortized portion of the value previously allocated to the warrants. However, the approximately $500,000,000 accreted value under the senior discount notes became due and payable as of the Petition Date, and accordingly, that amount is reported on Leap's Schedules.

(13) Represents excess accrued interest on senior notes erroneously reported on Schedule F.

(14) As more fully described in Note (1), Leap's obligations under the senior notes are secured by approximately $200,000 of cash collateral in a pledged account. Thus, the indebtedness under the senior notes was listed as secured debt on Schedule D. However, the remaining $224,632,764 as of the Petition Date represents that portion of the senior note obligations which constitutes general unsecured debt of Leap, and accordingly, that amount was also reported on Schedule F.

(15) "All Other Unsecured Debt" of Leap reported in the Petition and in the financial statements included in Leap's Form 10-Q for the quarter ended March 31, 2003 include deferred tax liabilities (net of deferred tax assets), accrued in accordance with GAAP, of $13.3 million and $14.3 million, respectively. Deferred tax liabilities (net) were not included on Leap's Schedules because these deferred liabilities will be eliminated in connection with the company's emergence from bankruptcy on the effective date of the Plan. As noted above, accrued interest for the senior notes is included in Other Current Liabilities on Leap's consolidated financial statements included in Leap's Form 10-Q, but accrued interest was reported with senior note indebtedness on Schedule D of Leap's Schedules. Other differences in "All Other Unsecured Debt" of Leap between Leap's Petition, GAAP financial statements and Schedules are primarily attributable to fluctuations arising due to the passage of time.

(16) Amounts reported on Leap's Schedule E reflect accrued but unpaid Chilean taxes and employment tax obligations. Amounts shown on this Schedule were included in calculating deferred tax liabilities for Leap's GAAP financial statements, including those set forth in Leap's Form 10-Q for the quarter ended March 31, 2003.

                                                                       EXHIBIT O

                 SUMMARY CORPORATE STRUCTURE TODAY FOR DEBTORS
                           (YELLOW = COLLATERAL POOL)

   [ORGANIZATION CHART OF LEAP WIRELESS INTERNATIONAL, INC. (PUBLIC COMPANY)]

              PROPOSED CORPORATE STRUCTURE FOR REORGANIZED DEBTORS

  [ORGANIZATION CHART OF LEAP WIRELESS INTERNATIONAL, INC. (PRIVATE COMPANY)]

             DISTRIBUTIONS TO LEAP GENERAL UNSECURED CREDITORS VIA
                              LEAP CREDITOR TRUST

               .    Leap Cash

               .    Specified Leap Assets (e.g., Leap licenses, Endesa Note)

               .    3.5% of the Common Stock of Reorganized Leap



                  DISTRIBUTIONS TO CRICKET VENDOR DEBT HOLDERS

               .    $350 Million Senior Secured Notes

               .    96.5% of the Common Stock of Reorganized Leap